As filed with the U.S. Securities and Exchange Commission on April 16, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PLURALSIGHT, INC.

(Exact name of registrant as specified in its charter)

Delaware	7370	82-3605465
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Pluralsight, Inc.

182 North Union Avenue

Farmington, Utah 84025

(801) 784-9007

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Aaron Skonnard

Co-Founder, Chief Executive Officer, and Chairman

182 North Union Avenue

Farmington, Utah 84025

(801) 784-9007

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Robert G. Day Allison B. Spinner Rezwan D. Pavri Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	James Budge, Chief Financial Officer Matthew Forkner, General Counsel Matthew Tenney, Associate General Counsel Pluralsight, Inc. 182 North Union Avenue Farmington, Utah 84025 (801) 784-9007	Richard A. Kline Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 725-3100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, $0.001 par value per share	$100,000,000	$12,450

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act.
(2)	Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy  these  securities  in  any  jurisdiction  where  the  offer  or  sale  is  not  permitted.

PROSPECTUS (Subject to Completion)

Issued                     , 2018

            Shares

CLASS A COMMON STOCK

Pluralsight, Inc. is offering              shares of its Class A common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price of our Class A common stock will be between $         and $         per share.

We intend to apply to list our Class A common stock on The Nasdaq Global Select Market under the symbol “PS”.

Following this offering, we will have three classes of authorized common stock: The Class A common stock offered hereby, as well as Class B common stock and Class C common stock. The Class A common stock and Class B common stock will have one vote per share. The Class C common stock will have 10 votes per share. Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman, personally and through affiliated entities, will hold all of our issued and outstanding Class C common stock and will hold approximately     % of the combined voting power of our outstanding capital stock, and the members of Pluralsight Holdings, LLC, other than Mr. Skonnard and his affiliates, will hold approximately     % of the combined voting power of our outstanding capital stock, in each case following this offering. As a result, Mr. Skonnard will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction.

We intend to use the net proceeds from this offering to purchase newly issued common limited liability company units, or LLC Units, of Pluralsight Holdings, LLC. As a result, following this offering, we will be a holding company and our principal asset will be LLC Units in Pluralsight Holdings, LLC. We will hold approximately              LLC Units, representing a     % economic interest in Pluralsight Holdings, LLC, and therefore the purchasers in this offering will indirectly have a minority economic interest in Pluralsight Holdings, LLC.

We are an “emerging growth company” as defined under the federal securities laws. Investing in our Class A common stock involves risks. See the section titled “Risk Factors” beginning on page 26.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Pluralsight
Per Share	$	$	$
Total	$	$	$

(1)	See the section titled “Underwriters” for a description of the compensation payable to the underwriters.

At our request, the underwriters have reserved up to     % of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price, to certain individuals associated with us. See the section titled “Underwriters—Directed Share Program.”

We have granted the underwriters the right to purchase up to an additional              shares of Class A common stock to cover over-allotments at the initial public offering price less the underwriting discount.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on             , 2018.

MORGAN STANLEY	J.P. MORGAN	BARCLAYS	BofA MERRILL LYNCH

FIRST ANALYSIS SECURITIES CORP.	NEEDHAM & COMPANY	RAYMOND JAMES	SUNTRUST ROBINSON HUMPHREY

            , 2018

Technology is changing fast.
Over 60%* of the 2017 Fortune 500 use Pluralsight to keep pace
*As of December 31, 2017

258
ANGULAR
EXPERT
VERIFIED 2.2.2018
83
NODE.JS
NOVICE
VERIFIED 8.18.2017
182
NODE.JS
PROFICIENT
VERIFIED 8.14.2017
134
REACT.JS
PROFICIENT
VERIFIED 10.14.2017

Pluralsight enables businesses to develop the technology skills of their workforces at scale.
We enhance the expertise of technology professionals, enabling them to keep pace with technology changes and securely deliver key innovations on time and on budget.
Our technology learning platform empowers businesses to adapt and thrive in the digital age. Our mission is to democratize technology skills, and we are committed to closing the global technology skills gap. We’re unleashing untapped potential and lifting the human condition.

Through and including                     , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our Class A common stock.

For investors outside of the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and observe any restrictions relating to, this offering of the shares of our Class A common stock and the distribution of this prospectus and any such free writing prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our Class A common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Organizational Structure,” and “Unaudited Pro Forma Consolidated Financial Information,” and the consolidated financial statements of Pluralsight Holdings, LLC, or Pluralsight Holdings, and the related notes, before deciding to buy shares of our Class A common stock.

As used in this prospectus, unless expressly indicated or the context otherwise requires, references to “Pluralsight,” “we,” “us,” “our,” the “Company,” and similar references refer: (i) prior to the consummation of the Reorganization Transactions described in the section titled “Organizational Structure—Reorganization Transactions” to Pluralsight Holdings and its consolidated subsidiaries and (ii) after the Reorganization Transactions to Pluralsight, Inc. and its consolidated subsidiaries, including Pluralsight Holdings.

PLURALSIGHT

Our Value Proposition

Pluralsight is an enterprise software company committed to closing the global technology skills gap. This gap is holding back companies and entire industries from reaching their full potential.

The skills gap exists because technology is changing faster than the world’s ability to acquire and adapt to new skills. To address this challenge, many companies still use traditional in-person, instructor-led training, or ILT, models, which don’t move fast enough or scale quickly enough to meet the ever-increasing demand.

We disrupt these in-person ILT models by offering a cloud-based technology learning platform that is broadly accessible. Learners on our platform can quickly acquire today’s most valuable technology skills through high-quality learning experiences delivered by subject-matter experts, available on any device at any time. We provide businesses with visibility into the strengths of their workforce, allowing them to better align resources, provide targeted skill development, and advance the skills of their teams.

Our learning experiences empower customers to adapt and thrive in the midst of unprecedented technological change and digital transformation. As a result, technology leaders now see us as their “supply chain for intellectual property.”

Closing the technology skills gap requires more than success in our commercial business. That is why we created Pluralsight One, our social impact initiative, committed to serving marginalized populations that our commercial business won’t reach. Pluralsight One will be funded by two of our co-founders who have together committed to donate one percent of the Company’s equity from their personal holdings. We will also donate one percent of our profit, time, and product to Pluralsight One endeavors.

Ultimately, our mission is to democratize technology skills. The more individuals we reach through our platform, the bigger our future opportunity becomes as we enable our customers to access an ever-expanding talent pool.

Overview

We are a leading provider of technology skill development solutions. Our cloud-based technology learning platform provides a broad range of tools, including skill assessments, a curated library of courses, learning paths, and business analytics. Our platform is powered by Iris, our proprietary machine-learning driven skill assessment algorithm and recommendation engine, which enables businesses to more effectively quantify and develop skills across technologies. Through our platform we provide both businesses and individuals with the ability to stay smart, stay relevant, and drive results.

Technology has dramatically changed businesses. Companies of any scale across industries are embracing digital transformation as a way to remain competitive. To be successful through digital transformation, companies have had to dramatically adapt their workforces to incorporate more technology professionals. As the pace of technological change increases, companies are striving to improve the skills of their workforces and stay ahead of the latest technology trends.

Simply hiring more technologists is not enough. Companies need to assess the skill set of employees, address skills gaps on an individual level, and continuously help employees advance by building skills on relevant topics. Technology changes rapidly and businesses are under pressure to keep up with this change. From 2004 to 2016, there was an average of four new major software development frameworks created each year, in addition to newly developed derivations of existing software languages. As a result, computer science courses become obsolete quickly. According to a study by the Economist Intelligence Unit, 94% of executives cite a “moderate” or “severe” digital skills gap in their businesses, and a survey by Tech Pro Research indicates that 59% of IT employees worry that their current skills will become obsolete. To counter this trend, businesses are focused on improving technology skill development and increasing its efficacy.

Our cloud-based technology learning platform provides businesses the solutions that they need to improve employee skills and drive better business outcomes. The key components of our platform include:

•

Skill Assessments: Our assessment tool uses machine learning and advanced algorithms to measure a user’s skills, benchmark that user against others in the industry, and recommend opportunities for growth. We provide a modern skill assessment experience that gives businesses a credible, adaptable, and efficient model for validating technology skills.

•

Course Library: Our course library includes over 6,500 on-demand and online courses across a range of technology subject areas, including cloud, mobile, security, IT, and data. We have built our exclusive course library primarily by engaging our world-class community of subject-matter experts, or authors, who create content for us and share in our success by receiving revenue-share amounts based on the viewing of their content.

•	Learning Paths: Based on either an assessment or a user’s goals, our learning paths are curated to take users through a set of courses designed to help them master a particular subject area.

•

Business Analytics: Our business analytics tools enable business customers to evaluate the technology skills of their teams, align learning to key business objectives, determine the usage of our platform, examine trends in skill development, and quantify the impact of our platform on their business.

We developed our proprietary machine-learning technology, Iris, to power our platform and improve the value of our skill assessments and course recommendations. Iris powers our skill assessments algorithm and guides users on how to develop desired skills. Iris uses machine learning, modern testing approaches, advanced statistical analysis, and data to create a smarter, more personalized development journey.

Our platform can be used by anyone, at any skill level, who has an interest in improving their technology skills. We offer a range of courses from beginner to advanced skill levels, with significant granularity within each topic so users can access content most relevant to their specific needs. We utilize a cloud-based delivery model that enables us to regularly make new content available to users and allows businesses to deliver consistent skill development across distributed workforces. Users can access our platform to learn anytime and anywhere.

Our platform is used by businesses to train their software developers, IT professionals, data scientists, data engineers, technical engineers, business users, and technology executives. Our platform is also used by individuals to develop and enhance their technology skills. Small teams often represent the “top of the funnel” for larger deployments, bringing our technology into the workplace and proliferating usage within a business. We deploy a direct sales team focused on landing new business customers and expanding business-wide deployments. We have been successful in attracting businesses, particularly large enterprises, to our platform and expanding their use of our platform over time. As of December 31, 2017, our customers included more than 300 of the 2017 Fortune 500. From 2013 to 2017, the billings from our 2017 Fortune 500 customers, including new 2017 Fortune 500 customers that we acquired after 2013, increased by 9.1 times in the aggregate from the billings we generated from those companies in 2013. For the year ended December 31, 2017, 79% of our billings came from business customers and 21% came from individual users. Customers subscribe to our platform unassisted through our website or through our direct sales channel. We make adoption easy, with free-trials and transparent pricing for all of our features.

We believe that we have substantial opportunities for growth. According to Training Industry, Inc., or Training Industry, global spend on corporate training initiatives was estimated to be $359 billion in 2016. Evans Data Corporation estimates that in 2017, there were over 102 million members of technical teams globally. Based in part on this information from Evans Data Corporation, we estimate that our current total addressable market exceeds $24 billion.

In recent years, we have reached significant scale in users and authors on our platform. As of December 31, 2017, more than 695,000 users in over 150 countries had access to our platform. Our content is developed and sourced from a network of over 1,350 authors. Today, we have over 6,500 on-demand and online courses on our platform and are adding on average more than 80 new courses each month. Our scale, growth, and rapid adoption are a testament to the applicability and effectiveness of our platform in the market for businesses and individuals.

We have achieved significant growth in recent periods. For the years ended December 31, 2016 and 2017, our billings were $149.2 million and $205.8 million, respectively, representing year-over-year growth of 38%, and our billings from business customers were $104.9 million and $163.0 million, respectively, representing year-over-year growth of 55%. For the years ended December 31, 2016 and 2017, our revenue was $131.8 million and $166.8 million, respectively, and our net loss was $20.6 million and $96.5 million, respectively, which reflect our substantial investments in the future growth of our business. For the years ended December 31, 2016 and 2017, cash provided by (used in) operations was $4.5 million and ($12.1 million), respectively. For the years ended December 31, 2016 and 2017, our free cash flow was ($7.9 million) and ($20.5 million), respectively, and our free cash flow included cash payments for interest on our long-term debt of $5.5 million and $6.9 million, respectively. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for a description of free cash flow and for a reconciliation of free cash flow to net cash provided by (used in) operations, the most directly comparable financial measure calculated in accordance with GAAP.

Industry Background

Companies have to drive innovation through technology to remain competitive

As technology evolves, competition across businesses intensifies. Industry leaders that were once measured by their scale, product quality, and reputation are increasingly measured by the success of their transition into the digital age. Software is displacing manual processes throughout businesses and every company is becoming a technology company. As a result, companies are seeking to hire and retain talent that can drive lasting innovation in technology. Managers need to empower their employees to innovate in order to create or maintain a competitive advantage.

The number of technical positions is growing across all industries

Demand for qualified technology professionals is growing as companies race to become bigger, better, and faster. The number of technology-related functions across industries is expanding as companies move into the digital age. To remain competitive, businesses must adapt to changing needs and ensure that they get the best long-term return on their investment in human capital by hiring and retaining the best talent and helping employees maintain and enhance their skill sets.

Technology skills are in high demand, but become obsolete quickly

The market for technology talent is growing and constantly evolving due to the continuously changing needs of firms and their employees. Simply filling positions, however, is not enough. Technology evolves and becomes obsolete quickly, and new technologies are perpetually emerging. As such, technology professionals must constantly keep their skills current.

Professionals in many other industries, such as medicine, law, and education, are required to undertake continuing education to maintain their professional licenses. There is no such requirement for technology professionals despite how quickly their skills can become obsolete and must be replaced. Businesses need a way to assess the ongoing technological proficiency of their workforces.

High levels of employee skill development result in better performing companies

Employee skill development has a direct impact on a company’s overall performance. According to Deloitte Touche Tohmatsu Limited, or Deloitte, organizations with a strong learning culture are 56% more likely to be the first to market with their products versus their peers, and outperform the profitability of their peers, by 17%. As a result, businesses that fail to proactively improve the skills of their employees often lag behind competitors, and the consequences of this failure can be significant.

The way content is created and delivered impacts the effectiveness on the learner

In-person ILT remains the primary method to deliver content to individuals. This approach often fails to deliver satisfactory results because the creators of the content lack sufficient expertise in the subject or because the learning methods employed are antiquated or ineffective. Certain modern learning approaches provide lasting retention of information. These modern learning approaches provide diversity in delivery and improve efficacy of instruction for students, and include:

•	Short segments of digestible content to hold attention;

•	Use of visuals to target one of the four forms of learning styles (visual, auditory, written, and kinesthetic);

•	Learning from other people;

•	Delivery of content by subject-matter experts with relevant experience;

•	Information delivered when it is most useful; and

•	Subject matter that is relatable to an individual.

The ability to incorporate these qualities into technology skill development can have lasting effects on user engagement with content, understanding of key concepts, and long-term knowledge retention.

Businesses need end-to-end solutions to incorporate assessment, skill development, and analytics

Businesses need a way to accurately measure the skills of their employees in order to deliver relevant skill development and appropriately staff teams for success. With the fast pace of technological innovation, frequently assessing skills and elevating employee knowledge will be critical. Businesses need ways to measure employees against peer groups, identify where there are gaps in knowledge, and assign targeted skill development to best suit the needs of individuals. They also need to ensure that the skill development is effective and that employees understand the concepts they have been taught.

The Shortcomings of Existing Solutions

Many current approaches to technology skill development are inadequate. The creators of content often lack sufficient subject-matter expertise, the approaches do not focus on the needs of technology professionals, the learning methods are insufficient for the needs of modern businesses, and the offerings do not effectively enable businesses to measure concept mastery by their employees. Shortcomings of these approaches include:

In-person, instructor-led training is costly and does not scale

Still the most widely used form of corporate skill development, in-person ILT has numerous disadvantages. In-person ILT is costly, not scalable through a large or distributed business, not available on-demand, not tailored to an individual’s needs, and does not typically include capabilities for assessment and on-demand help.

Legacy business e-learning is standardized, not personalized

These solutions typically consist of general, corporate-mandated static courses. These courses quickly become outdated and are designed to be accessed from desktops at work.  This approach typically sacrifices depth and personalization in an attempt to make the content relevant to a large audience.

Consumer-centric e-learning does not provide advanced technology skill development or scale

A number of online learning solutions have emerged for individuals, such as solutions offering crash courses in coding or web design in an attempt to prepare people for entry-level programming jobs. These solutions do not provide advanced levels of technology skill development for technology professionals, or scale to meet the needs of businesses.

Free resources can be shallow, inconsistent, and inaccurate, and are not curated for specific needs

Free courses are available online from sources such as YouTube and can be accessed via Google searches. Free courses may not have been created by subject-matter experts, generally do not provide the level of depth that is required for skill development by technology professionals, and lack efficient discoverability, relevancy to a specific need, quality control, and measurement of success or concept mastery.

The Pluralsight Platform

Our solution consists of a cloud-based technology learning platform that provides businesses with tools to train their workforces and individuals with tools to advance their careers. We enable businesses to evaluate the technical abilities of their teams, align learning to key business objectives, develop talent, and close skills gaps in critical technology areas, such as cloud, mobile, security, IT, and data. With our large network of technology subject-matter experts, extensive and growing course library, and our ability to quantify the impact and value of our solution, we are helping business leaders to succeed in the digital age.

Our platform includes skill assessments, a curated library of courses, learnings paths, and business analytics. We developed our proprietary machine-learning technology, Iris, to power our platform and improve the value of our skill assessments and course recommendations. Iris powers our skill assessments algorithm and guides users on how to develop desired skills. Iris uses machine learning, modern testing approaches, advanced statistical analysis, and data to create a smarter, more personalized development journey.

All of our courses are delivered on demand and across a range of devices and operating systems, including iOS, Android, Windows, and Mac. In addition, Pluralsight applications are available for TV applications, including Amazon Fire TV, Apple TV, Chromecast, and Roku.

Skill Assessments

Through our skill assessments, we are able to assess an individual’s proficiency in a topic through adaptive tests, identify gaps in skill sets, benchmark against peers, and provide him or her with a Pluralsight Iris Quotient, or IQ. Pluralsight IQ is a numeric assessment of a skill and includes the skill area or technology, rating, skill level, and benchmarked percentile. Powered by Iris, our skill assessments provide highly indicative results on knowledge in specialized areas within 20 questions in under 10 minutes. Pluralsight IQ provides a modern skill assessment experience that gives businesses a credible, adaptable, and efficient model for validating technology skills.

As part of skill assessments, we also offer certification practice exams through our platform. Users utilize these practice exams to assess and validate their IT, management, and technical skills. Businesses can leverage certification practice exams to help certify their employees in areas of strategic importance to the business.

Course Library

Our course library includes over 6,500 on-demand and online courses across a range of technology subject areas, including cloud, mobile, security, IT, and data. A course generally consists of between two and four hours of video, broken into multiple modules consisting of two- to five-minute clips on specific topics, presented by an author who is an expert on the subject. These videos and modules are searchable, so users can either take an entire course, or target a particular segment for a specific need. At the end of a course, users can take a knowledge check to determine if they have mastered the material and are presented recommendations for future skill development.

We have built our exclusive course library primarily by engaging our world-class community of authors to create content for us and share in our success by receiving revenue-share amounts based on the viewing of their content. Our philosophy is that the more our authors earn, the more they are incentivized to create new content, which drives customer growth and user adoption.

Learning Paths

Based on either an assessment or an individual’s goals, our learning paths are curated to take users through a set of courses designed to help them master a particular subject area. Our learning paths take into account the skill level of each individual to guide users to the content that is most relevant to them, and not require them to spend time reviewing content that they already know. In addition, periodic learning assessments are available to ensure that users are on target with their learning objectives.

Our platform also allows businesses to create channels, which are a curated list of courses, modules, clips, and links to external resources. Channels can be shared with specific teams and throughout the business to enable custom skill development that aligns to specific objectives, which allows companies to reach their learning goals and business objectives more effectively and efficiently.

Business Analytics

Our business analytics tools enable business customers to evaluate the technical abilities of their teams, align skill development to key business objectives, determine the usage of our platform, examine trends in employee learning and quantify the impact of our personalized learning solution on their teams’ skills. This enables our business customers to develop their employees’ talent and close any skills gap.

Key Benefits of Our Platform

The most relevant skill development for a wide range of technology professionals

We are a company founded by software engineers, and we understand first-hand the importance of keeping up with constantly changing technologies. We are focused on delivering learning content addressing the technology languages, tools, and frameworks used by the majority of technology professionals in the workplace.

Integrated technology learning platform

Our integrated platform combines skill assessments, course library, learning paths, and business analytics to ensure that learners are taking the courses most useful to them and demonstrating comprehension of the subject matter. By gathering such insights from our platform, businesses can understand skills gaps, benchmark employees against consistent standards, and address learning needs in an efficient and targeted manner.

High quality curated content

Our content is the product of our industry-leading authors. We have spent many years identifying, cultivating, and growing our author network, and over 1,350 authors have contributed to our current course library. One of the primary challenges for businesses and individuals seeking to enhance technology skills is finding the right resources. We address that challenge for them. Our extensive relationships within the developer and technical community allow us to source and retain the best subject-matter experts to produce relevant content for our users. We provide quality assurance on our authors’ expertise.

Cost effective technology learning platform

We believe our pricing model provides a significant cost advantage compared to traditional technology skill development offerings. Organizations spent an average of $1,273 per employee in 2016 on direct learning expenditures, according to the Association for Talent Development. While we currently only address a portion of our customers’ skill development needs, we believe that technology skill development represents a significant and growing portion of our customers’ skill development expenditures. Additionally, we have expanded, and intend to continue to expand, our course library to address a wider range of our customers’ skill development needs. Our published pricing ranges from $499 to $699 per user per year for business subscriptions, providing what we believe to be a significant cost advantage over alternative solutions.

Optimized for on-demand accessibility

We offer our courses the way users want to consume content. Our cloud-based technology learning platform is an on-demand solution that allows globally distributed users to access courses anytime they want, online or offline from almost any device, maximizing utilization of our product and workplace efficiency. According to a 2015 survey, approximately 80% of our users report using Pluralsight during work, 88% outside of work hours, and 25% during commute and travel times.

Our Market Opportunity

In 2016, an estimated $359 billion was spent on corporate training initiatives, according to Training Industry. The majority of corporate spending today is on in-person ILT and legacy e-learning solutions. We believe as companies adopt more effective, on-demand, and cost-advantageous solutions for employees, we will take a significant share of market spend. Further, Evans Data Corporation estimates that in 2017, there were over 102 million members of technical teams globally. Based in part on this information from Evans Data Corporation, we estimate that our current total addressable market exceeds $24 billion.

Competitive Strengths

Focus on addressing the needs of businesses

We are focused on enhancing skills development for technology professionals within businesses. Our cloud-hosted, multi-tenant application platform is designed for enterprise scalability to accommodate significant growth in user base, support businesses with highly distributed locations, and provide service-level agreements around system availability. We provide services to help ensure our customers realize the full value of our platform.

Target ongoing development of technology professionals

The skill development needs within a business are different from those of recent high school graduates, recreational learners, or individuals changing careers. Our content is focused on ensuring employees can master the latest emerging technologies and improve their skills in existing areas. Our course library includes over 6,500 on-demand and online courses across a range of technology subject areas, including cloud, mobile, security, IT, and data. We have built our extensive course library primarily by engaging our world-class community of authors, who create content for us. Our course library and community of authors enables us to provide high-quality content across a range of technology subject areas so our users can improve their performance in these key areas.

Consistent innovation and product expansion

Since 2012, we have expanded our course library at a compound annual growth rate, or CAGR, of 32% while maintaining high quality, adding major skill development categories, and expanding our end-to-end portfolio to include assessments and analytics. Our cloud-based delivery model combined with our distributed and scalable technology architecture allows us to regularly introduce new content and platform features to our customers quickly and seamlessly.

Advance skill assessments with personalized learning paths

Our ability to analyze, track, and benchmark employees differentiates our platform in the market, drives lasting value to businesses, and supports our high level of revenue retention from our business customers. Through our skill assessments, businesses are able to identify talent within their organizations and assess proficiency of a topic through adaptive tests, identify gaps in skills, and invest intelligently in their teams’ learning. With every assessment and course completed, Iris absorbs information about the state of technology skills of a specific business customer’s users and further personalizes the platform to each customer’s needs.

Highly efficient content development model

Our content development model allows us to source and distribute content in a highly efficient manner without having to hire content authors as full-time employees. We identify authors that are subject-matter experts in various technology areas, and engage them to develop content for our platform. By publishing their courses on our platform, we provide authors with exposure to our broad user base, thereby enabling our authors to build their reputations and increase their name recognition as a trusted source in the market. In addition, we share our success with our authors, who receive revenue-share amounts based on the viewing of their content. This incentivizes authors to create new high-quality content, which drives further user adoption and customer growth on our platform. The strength of our platform and our approach to our author relationships enables us to attract and retain leading authors. The number of authors on our platform has increased from over 100 as of December 31, 2012 to over 1,350 as of December 31, 2017.

Blue-chip customer base

Our customers include over 300 of the 2017 Fortune 500. We derived approximately $35.8 million of our billings from our Fortune 500 customers in the year ended December 31, 2017. We believe there exists a significant opportunity to drive sales to large enterprises, including expanding relationships with existing customers and attracting new customers.

Mission-driven culture

Our mission of “democratizing technology skills” inspires everything we do. This is our North Star—it is the why and how behind all of our decisions. We have chosen to grow in a way that we believe will make our mission a reality. This includes creating a values-based culture that empowers our team to do the best, most purposeful work of their careers.

Growth Strategy

Expand deployments within our customer base

We utilize a land-and-expand strategy within businesses, beginning with either small teams or departmental deployments. Our platform is used by individuals, developer groups, IT departments, line of business users, and human resources. We intend to drive increased sales to existing customers by targeting new users, departments, and geographies within our customers.

Grow our business customer base

We have significantly expanded our direct sales force to focus on business sales and have aligned our sales team’s compensation structure to fit this objective. We intend to pursue a greater proportion of large scale, recurring business transactions and to more effectively drive business customer engagement throughout the life of the relationship.

Geographic expansion

For the year ended December 31, 2017, we generated 65% of our revenue from customers in the United States. We see a significant opportunity to expand our reach into other regions, particularly where there are large developer groups for multi-national businesses. We have users in over 150 countries around the world who have access to our platform, and we are building out sales teams in Europe and Asia to further address these large markets impacted by rapidly changing technologies.

Expand course library with new content areas and offer additional platform features

We plan to continue to expand our course library to address the most relevant topics for users. Since January 1, 2013, we have added an average of over 80 new courses every month, with an average of over 230 new hours of video per month. We will continue to add additional features to our technology learning platform over time which we believe will provide us the opportunity to generate more revenue from our customers.

Strategic acquisitions

Strategic acquisitions have enabled us to quickly scale our business, expand our course library, add features to our cloud-based technology learning platform, and address new areas of technology in high demand by our customers. Over the past five years, we have made targeted strategic acquisitions, which have allowed us to expand our content catalog, author base, and platform capabilities. We will continue to selectively add content and capabilities through acquisitions that enhance value to our customers.

Pluralsight One

We believe technology has the power to create freedom, equality, and opportunity around the globe. Pluralsight One is our social impact initiative dedicated to closing the technology skills gap. The initiative will support nonprofit organizations and amplify their impact by equipping them and the people they serve with the technology skills needed to solve the world’s greatest challenges. The more individuals we reach through our platform, the bigger our future opportunity becomes as we enable our customers to access an ever-expanding talent pool.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Key risks include:

•

Market adoption of cloud-based learning solutions is new and unproven and may not grow as we expect, which may harm our business and results of operations, and even if market demand increases, the demand for our platform may not increase.

•

If we are not able to expand our course library effectively or develop new platform features that respond to constantly evolving technologies and the needs of our customers, our business and results of operations would be adversely affected.

•	The market in which we participate is competitive, and if we do not compete effectively, our results of operations could be harmed.

•

If our business customers do not expand their use of our platform beyond their current organizational engagements or renew their existing contracts with us, our ability to grow our business and improve our results of operations may be adversely affected.

•

If we are unable to increase sales of subscriptions to our platform to business customers while mitigating the risks associated with serving such customers, our business, financial condition, and results of operations would suffer.

•	Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

•	Our future performance depends in large part on attracting and retaining authors and producing content that addresses our customers’ needs.

•

Our quarterly and annual results of operations may vary significantly and may be difficult to predict. If we fail to meet the expectations of investors or securities analysts, our stock price and the value of your investment could decline.

•

If our security measures are breached or unauthorized access to customer data is otherwise obtained, our platform may be perceived as insecure, we may lose existing customers or fail to attract new customers, our reputation may be harmed, and we may incur significant liabilities.

•

Privacy, data protection, and information security concerns, and data collection and transfer restrictions and related domestic or foreign regulations, may limit the use and adoption of our platform and adversely affect our business.

•

If we fail to retain key employees, including Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman, or to recruit qualified technical and sales personnel, our business could be harmed.

•

Our principal asset after the completion of this offering will be our interest in Pluralsight Holdings, and we will be dependent upon Pluralsight Holdings and its consolidated subsidiaries for our results of operations, cash flows, and distributions.

•	We will be required to pay certain of our Members for certain tax benefits we may claim, and we expect that the payments we will be required to make will be substantial.

•

The multi-class structure of our common stock will have the effect of concentrating voting control with Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman; this will limit or preclude your ability to influence corporate matters and may have a negative impact on the price of our Class A common stock.

If we are unable to adequately address these and other risks we face, our business, financial condition, results of operations and prospects may be adversely affected.

Summary of the Reorganization Transactions and the Offering Structure

This offering is being conducted through what is commonly referred to as an “UP-C” structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public offering. To implement the UP-C structure, we will effect certain organizational changes, which we refer to collectively as the “Reorganization Transactions,” which are described under the section titled “Organizational Structure—Reorganization Transactions.” Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the completion of these Reorganization Transactions.

Key terms of the UP-C structure are:

•

The UP-C structure allows existing owners of a partnership or limited liability company to continue to realize the tax benefits associated with their ownership in an entity that is treated as a partnership for income tax purposes following an initial public offering and provides tax benefits and associated cash flow to both the issuer corporation in the initial public offering and the existing owners of the partnership or limited liability company.

•

Prior to the completion of this offering and the Reorganization Transactions, Pluralsight Holdings was owned entirely by the owners of membership units, including incentive units and Class B incentive units, of Pluralsight Holdings, or the Members, and operated its business through various directly and indirectly wholly-owned subsidiaries. Pluralsight, Inc. was incorporated as a Delaware corporation on December 4, 2017 to serve as the issuer of the Class A common stock offered in this offering.

•

Pursuant to the Reorganization Transactions, all outstanding redeemable convertible preferred limited liability company units, incentive units, and Class B incentive units of Pluralsight Holdings will be converted into common limited liability company units and all outstanding common limited liability company units will be reclassified into non-voting limited liability company common units. After the completion of this offering and the Reorganization Transactions, the Members, other than former Members that were corporations that were merged with and into Pluralsight, Inc. and former Members that contributed all of their membership units, including incentive units and Class B incentive units, to Pluralsight, Inc. in exchange for Class A common stock in connection with the Reorganization Transactions will continue to own the single class of issued non-voting common limited liability company units, or LLC Units, of Pluralsight Holdings. We refer to such former Members as the Former Members, and such continuing Members and their permitted transferees as the Continuing Members.

•

After the completion of this offering, Pluralsight, Inc. will be a holding company and will operate and control the business affairs of Pluralsight Holdings as its sole managing member. Pluralsight, Inc. will include Pluralsight Holdings in our consolidated financial statements.

•	Investors in this offering will purchase shares of Pluralsight, Inc.’s Class A common stock.

•

Pluralsight, Inc. intends to use the proceeds from the sale of Class A common stock in this offering to purchase LLC Units from Pluralsight Holdings at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts and commissions. The aggregate number of LLC Units purchased will be equal to the number of shares of Class A common stock sold to the public in this offering.

•

Generally, following the Reorganization Transactions, the Continuing Members, other than Aaron Skonnard and his affiliates, will continue to hold LLC Units with economic, non-voting interests in Pluralsight Holdings and will be issued a number of shares of our Class B common stock equal to the number of LLC Units held by them upon completion of this offering. Generally, following the Reorganization Transactions, Mr. Skonnard and his affiliates will continue to hold LLC Units with economic, non-voting interests in Pluralsight Holdings and will be issued a number of shares of Pluralsight, Inc.’s Class C common stock equal to the number of LLC Units held by them upon completion of this offering.

•

The Class A common stock, Class B common stock, and Class C common stock will generally vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law.

•

The Continuing Members holding Class B common stock or Class C common stock will have no rights to receive any distributions or dividends, whether cash or stock, which we refer to as economic interests, in connection with such holdings of the Class B common stock or Class C common stock, and the Class B common stock and Class C common stock will not be publicly traded.

•

Continuing Members will have the right to exchange their LLC Units, together with the corresponding shares of Class B common stock or Class C common stock, as applicable (which will be cancelled in connection with the exchange), for, at our option, cash or shares of Pluralsight, Inc.’s Class A common stock or, at our option, have such LLC Units redeemed by Pluralsight Holdings for cash or Class A common stock contributed to Pluralsight Holdings by us, pursuant to the terms of Pluralsight Holdings’ fourth amended and restated limited liability company agreement, or the Fourth LLC Agreement.

•	As a result of these transactions and this offering, upon completion of this offering and the Reorganization Transactions:

•	Pluralsight, Inc.’s Class A common stock will be held as follows:

•	shares (or shares if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A common stock) by investors in this offering;

•	shares by the Former Members;

•	shares by Continuing Members, other than Mr. Skonnard and his affiliates; and

•	shares by Mr. Skonnard and his affiliates.

•	Pluralsight, Inc.’s Class B common stock (together with the same amount of LLC Units) will be held as follows:

•	shares and LLC Units by the Continuing Members, other than Mr. Skonnard and his affiliates.

•	Pluralsight, Inc.’s Class C common stock (together with the same amount of LLC Units) will be held as follows:

•	shares and LLC Units by Mr. Skonnard and his affiliates.

•	The combined voting power in Pluralsight, Inc. will be as follows:

•	% for investors in this offering (or % if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A common stock);

•	% for the Former Members (or % if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A common stock);

•

    % for the Continuing Members, other than Mr. Skonnard and his affiliates (or     % if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A common stock); and

•	% for Mr. Skonnard and his affiliates (or % if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A common stock).

•

Pluralsight, Inc. will enter into a Tax Receivable Agreement, or TRA, with Pluralsight Holdings and the Continuing Members. We refer to the Continuing Members and any valid assignees of their rights under the TRA as the TRA Members. Under the TRA, Pluralsight, Inc. will retain approximately     % of certain tax savings that are available to it under the tax rules applicable to the UP-C structure, and will be required to pay approximately     % of such tax savings to the TRA Members.

The diagram below depicts our organizational structure immediately following the Reorganization Transactions and the completion of this offering, assuming no exercise by the underwriters of their over-allotment option to purchase additional shares of Class A common stock.

(1)

Includes (i) the shareholders of Former Members that were corporations and that merged into Pluralsight, Inc., (ii) Former Members who exchanged their LLC Units for Class A common stock in Pluralsight, Inc., and (iii) Continuing Members, solely to the extent they contributed a portion of their LLC Units to Pluralsight, Inc. in exchange for Class A common stock, in each case in connection with the Reorganization Transactions, except Aaron Skonnard and his affiliates.

(2)

Includes all Continuing Members, except (i) to the extent such Continuing Member contributed a portion of their LLC Units to Pluralsight, Inc. in exchange for Class A common stock in connection with the Reorganization Transactions and (ii) Aaron Skonnard and his affiliates.

For financial reporting purposes, Pluralsight Holdings is the predecessor of Pluralsight, Inc. Pluralsight, Inc. will be the financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:

•

Pluralsight, Inc. Other than the balance sheet, dated as of December 31, 2017, the historical financial information of Pluralsight, Inc. has not been included in this prospectus since it is a newly incorporated entity, has no business transactions or activities to date, and had no assets or liabilities during the periods presented in this prospectus.

•

Pluralsight Holdings. As Pluralsight, Inc. will have no other interest in any operations other than those of Pluralsight Holdings and its subsidiaries, the historical consolidated financial information included in this prospectus is that of Pluralsight Holdings and its consolidated subsidiaries.

The unaudited pro forma financial information of Pluralsight, Inc. presented in this prospectus has been derived by the application of pro forma adjustments to the historical consolidated financial statements of Pluralsight Holdings and its consolidated subsidiaries included elsewhere in this prospectus.

The pro forma adjustments related to the Reorganization Transactions are described in the notes to the unaudited pro forma consolidated financial information included elsewhere in this prospectus and primarily include the following: (i) the conversion of all outstanding redeemable convertible preferred limited liability company units, incentive units, and Class B incentive units of Pluralsight Holdings into common limited liability company units and the reclassification of all outstanding common limited liability company units into LLC Units, (ii) the amendment and restatement of Pluralsight, Inc.’s certificate of incorporation to, among other things, provide for Class A common stock, Class B common stock, and Class C common stock, issue shares of Class B common stock to the Continuing Members (other than Aaron Skonnard and his affiliates), and issue shares of Class C common stock to Aaron Skonnard and his affiliates, with the issuance of such shares equal in each case to the number of LLC Units the Continuing Members own, and (iii) the approximately             % non-controlling interest in Pluralsight Holdings represented by the LLC Units not held by Pluralsight, Inc. after completion of the Reorganization Transactions.

The pro forma adjustments related to this offering are described in the notes to the unaudited pro forma consolidated financial information included elsewhere in this prospectus and primarily include the following: (i) the pro forma adjustments related to the Reorganization Transactions set forth above, (ii) the sale and issuance of              shares of our Class A common stock by us in this offering, at the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (iii) the use of proceeds from this offering to (a) repay $             million of the term loan under our credit facility, which, as of December 31, 2017, had an outstanding balance of $116.6 million, and the related prepayment premium of 1.5% and accrued interest, and (b) settle outstanding non-transferable equity appreciation rights, or EARs, issued by one of our subsidiaries which will vest and be settled in cash upon the completion of this offering, which amount we estimate will be approximately $             based on the number of EARs outstanding as of December 31, 2017 for which the service condition had been satisfied and based on an assumed price of our Class A common stock at the time of settlement being equal to $            , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and (iv) the approximately             % non-controlling interest in Pluralsight Holdings represented by the LLC Units not held by Pluralsight, Inc. after completion of this offering.

See the sections titled “Risk Factors—Risks Related to Our Company and Organizational Structure,” “Organizational Structure,” “Unaudited Pro Forma Consolidated Financial Information,” and “Certain Relationships and Related Party Transactions” for additional information.

Corporate Information

We were incorporated in Delaware in December 2017. We are a newly formed corporation, have no material assets other than our ownership of the LLC Units of Pluralsight Holdings, and have not engaged in any business or other activities except in connection with the Reorganization Transactions described in the section titled “Organizational Structure.” Our principal executive offices are located at 182 North Union Avenue, Farmington, Utah 84025, and our telephone number is (801) 784-9007. Our corporate website address is www.pluralsight.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

“Pluralsight,” our logo, and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of Pluralsight, Inc., Pluralsight Holdings, and their subsidiaries. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies. These reduced reporting requirements include:

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•

an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements;

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or golden parachute arrangements; and

•	extended transition periods for complying with new or revised accounting standards.

We may take advantage of these provisions until we are no longer an emerging growth company. We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenues; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

THE OFFERING

Issuer	Pluralsight, Inc.

Class A common stock offered	shares

Class A common stock outstanding after this offering	shares, or shares if the underwriters exercise in full their over-allotment option to purchase additional shares from us.

Option to purchase additional shares	We have granted the underwriters the option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of our Class A common stock to cover over-allotments, if any.

Class B common stock to be outstanding after this offering	shares

Class C common stock to be outstanding after this offering	shares

Total common stock to be outstanding after this offering	shares

Voting power held by holders of Class A common stock after giving effect to this offering	%

Voting power held by holders of Class B common stock after giving effect to this offering	%

Voting power held by holders of Class C common stock after giving effect to this offering	%

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $             million, or $             million if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A common stock, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

We intend to use these proceeds primarily to purchase newly-issued LLC Units from Pluralsight Holdings, as described under the section titled “Organizational Structure—Reorganization Transactions.” We intend to cause Pluralsight Holdings to (i) repay $     million of its outstanding indebtedness under its credit facility, which, as of December 31, 2017, had an outstanding balance of $116.6 million, and the related prepayment premium of up to 1.5% and accrued interest; (ii) pay the unpaid expenses of this offering; and (iii) settle vested EARs. We may also use a portion of the net proceeds from this offering to satisfy income tax withholding obligations associated with the initial settlement of certain restricted stock units that will settle on or about             , 2018. We also intend to cause Pluralsight Holdings to use the remainder of the net proceeds from the offering, if any, for working capital and other general corporate purposes, as well as the acquisition of, or investment in, complementary products, technologies, solutions, or businesses, although we have no present commitments or agreements to enter into any acquisitions or investments. See the section titled “Use of Proceeds” for additional information.

Voting rights

Following the Reorganization Transactions, (i) Continuing Members of Pluralsight Holdings (other than Aaron Skonnard and his affiliates) will hold one share of Class B common stock for each LLC Unit held by them and (ii) Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman, and his affiliates will hold one share of Class C common stock for each LLC Unit of Pluralsight Holdings held by them. The shares of Class B common stock and Class C common stock have no economic rights.

Each share of Class A common stock and Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

Each share of Class C common stock entitles its holder to 10 votes on all matters to be voted on by stockholders generally. Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman, personally and through affiliated entities, will hold all of our issued and outstanding Class C common stock and will hold approximately     % of the combined voting power of our outstanding capital stock following this offering. As a result, he will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. Our directors, executive officers, and beneficial holders of more than 5% of each class of our outstanding capital stock, and their affiliates, will hold approximately     % of the combined voting power of our outstanding capital stock following this offering. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Holders of our Class A common stock, Class B common stock, and Class C common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise set forth in our amended and restated certificate of incorporation or as required by applicable law. See the section titled “Description of Capital Stock” for additional information.

When LLC Units and a corresponding number of shares of Class B common stock or Class C common stock, as applicable, are exchanged or redeemed for Class A common stock by a holder of LLC Units pursuant to the Fourth LLC Agreement as described below, such shares of Class B common stock or Class C common stock, as applicable, will be cancelled.

Dividend Policy

We do not intend to pay dividends on our Class A common stock in the foreseeable future, except possibly in connection with maintaining certain aspects of our UP-C structure. See the section titled “Risk Factors—Risks Related to Our Organizational Structure—The disparity between the U.S. corporate tax rate and the U.S. tax rate applicable to non-corporate members of Pluralsight Holdings may complicate our ability to maintain our intended capital structure, which could impose transaction costs on us and require management attention.”

Immediately following this offering, Pluralsight, Inc. will be a holding company, and its principal asset will be a controlling equity interest in Pluralsight Holdings. If Pluralsight, Inc. decides to pay a dividend in the future, it may need to cause Pluralsight Holdings to make distributions to Pluralsight, Inc. in an amount sufficient to cover such dividend. If Pluralsight Holdings makes such distributions to Pluralsight, Inc., the other holders of LLC Units will be entitled to receive pro rata distributions.

Our ability to pay dividends on our Class A common stock is also limited by our existing credit facility, and may be further restricted by the terms of any future debt or preferred securities incurred or issued by us or our subsidiaries. See the sections titled “Dividend Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional information.

Exchange and Redemption Rights

The Continuing Members of Pluralsight Holdings, from time to time following this offering, may, subject to the terms of the Fourth LLC Agreement, exchange their LLC Units, together with the corresponding shares of Class B common stock or Class C common stock, as applicable, for, at our option, cash or shares of Class A common stock, on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications, and other similar transactions, or, at our option, have such LLC Units redeemed by Pluralsight Holdings for cash or Class A common stock contributed to Pluralsight Holdings by us. Our decision to make a cash payment in connection with a Continuing Member’s exchange or redemption will be made by a majority of our board members, other than Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman. When an LLC Unit, together with a share of our Class B common stock or Class C common stock, as applicable, is exchanged for a share of our Class A common stock or redeemed for cash or Class A common stock, the corresponding share of our Class B common stock or Class C common stock, as applicable, will be cancelled.

Tax Receivable Agreement

Future exchanges or redemptions of LLC Units for shares of our Class A common stock or, at our election, cash (which redemptions will be treated as exchanges for U.S. federal income tax purposes and for purposes of subsequent descriptions of the TRA in this prospectus) are expected to produce favorable tax attributes for us. These tax attributes would not be available to us in the absence of those transactions. Upon the closing of this offering, we will be a party to the TRA. Under the TRA, we generally expect to retain the benefit of approximately     % of the applicable tax savings after our payment obligations below are taken into account. Under the TRA, we generally will be required to pay to TRA Members approximately     % of the applicable savings, if any, in income tax that we realize, or in some circumstances are deemed to realize, as a result of (1) certain tax attributes that are created as a result of the exchanges of their LLC Units (calculated under certain assumptions), (2) tax benefits related to imputed interest, and (3) payments under the TRA. For purposes of calculating the income tax savings we realize, or are deemed to realize, under the TRA, we will calculate the income tax savings using the actual applicable U.S. federal income tax rate in effect for the applicable tax period and an assumed weighted-average state and local income tax rate. See the sections titled “Organizational Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Risk factors

See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our Class A common stock.

Proposed Nasdaq trading symbol	“PS”

The number of shares of our common stock that will be outstanding after this offering excludes the following:

•

15,791,871 incentive units that were outstanding as of December 31, 2017, with a weighted-average threshold price of $6.50 per unit and a weighted-average catch-up price of $2.97 per unit, that will convert into              in connection with this offering (based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus);

•

3,000,000 Class B incentive units that were outstanding as of December 31, 2017, with a threshold price of $9.42 per unit and a catch-up price of $2.64 per unit, that will convert into              in connection with this offering (based on an assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus);

•

2,178,450 restricted share units, or RSUs, of Pluralsight Holdings that were outstanding as of December 31, 2017, that will convert into RSUs of Pluralsight, Inc. on a one-for-one basis in connection with this offering;

•	2,458,183 RSUs of Pluralsight Holdings that were granted after December 31, 2017, that will convert into RSUs of Pluralsight, Inc. on a one-for-one basis in connection with this offering;

•	3,000,000 Class B RSUs of Pluralsight Holdings that were outstanding as of December 31, 2017 and that will remain as RSUs of Pluralsight Holdings following this offering;

•	424,242 shares of our Class A common stock issuable upon the exercise of warrants issued after December 31, 2017, with an exercise price of $8.25 per share; and

•	shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:

•

             additional shares of Class A common stock, reserved for future issuance under our 2018 Equity Incentive Plan, or our 2018 Plan (including shares of Class A common stock issuable upon the exercise of stock options and vesting and settlement of RSUs which we intend to grant in connection with this offering as set forth below), as well as any annual increases in the number of shares of Class A common stock reserved for future issuance under our 2018 Plan, which will become effective in connection with the completion of this offering; and

•

The shares reserved for future issuance under the 2018 Plan include              shares of Class A common stock (based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) issuable upon the exercise of stock options which we intend to grant in connection with this offering; and

•

The shares reserved for future issuance under the 2018 Plan include                  shares of Class A common stock subject to RSUs (based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) which we intend to grant in connection with this offering.

•

             additional shares of Class A common stock, subject to increase on an annual basis, reserved for future issuance under our 2018 Employee Stock Purchase Plan, or our ESPP, which will become effective in connection with the completion of this offering.

Except as otherwise indicated or the context otherwise requires, all information in this prospectus assumes:

•	the effectiveness of Pluralsight Holdings’ Fourth LLC Agreement;

•	the completion of the Reorganization Transactions;

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	no vesting and settlement of outstanding RSUs of Pluralsight Holdings subsequent to December 31, 2017; and

•	no exercise by the underwriters of their over-allotment option to purchase up to an additional shares of Class A common stock from us in this offering.

In addition, except as indicated or the context otherwise requires, all information in this prospectus reflects a recapitalization of Pluralsight Holdings common units into Class A common units and Class B common units that was completed in June 2017. Each Class A common unit has one vote, and each Class B common unit has 10 votes. In connection with this recapitalization, all Members of Pluralsight Holdings (other than Aaron Skonnard and his affiliates) received Class A common units in exchange for the common units they held, and Aaron Skonnard and his affiliates received Class B common units in exchange for the common units they held.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present the summary consolidated financial and other data for Pluralsight Holdings and its consolidated subsidiaries. Pluralsight Holdings is the predecessor of the issuer, Pluralsight, Inc., for financial reporting purposes. The summary consolidated financial and other data of Pluralsight, Inc. has not been presented since Pluralsight, Inc. is a newly incorporated entity, has had no business transactions or activities to date, and had no assets or liabilities during the periods presented in this section.

The following summarized consolidated financial data for Pluralsight Holdings and its consolidated subsidiaries should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus. The summarized consolidated statement of operations data for the years ended December 31, 2016 and 2017, and the summarized consolidated balance sheet data as of December 31, 2017, are derived from the audited consolidated financial statements and related notes of Pluralsight Holdings included elsewhere in this prospectus. The summarized consolidated statements of operations data for the year ended December 31, 2015 have been derived from the consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of our future results.

	Year Ended December 31,
	2015	2016	2017
	(in thousands, except per unit amounts)
Revenue	$108,422	$131,841	$166,824
Cost of revenue(1)(2)	33,245	40,161	49,828

Gross profit	75,177	91,680	116,996

Operating expenses(1)(2):
Sales and marketing	44,872	51,234	103,478
Technology and content	33,146	36,159	49,293
General and administrative	15,916	18,130	46,971

Total operating expenses	93,934	105,523	199,742

Loss from operations	(18,757)	(13,843)	(82,746)
Other (expense) income:
Interest expense	(7,399)	(6,320)	(11,665)
Loss on debt extinguishment	—	—	(1,882)
Other income, net	(18)	45	81

Loss before income taxes	(26,174)	(20,118)	(96,212)
Provision for income taxes	(186)	(494)	(324)

Net loss	$(26,360)	$(20,612)	$(96,536)

Less: accretion of Series A redeemable convertible preferred units	(55,300)	(6,325)	(63,800)

Net loss attributable to common units	$(81,660)	$(26,937)	$(160,336)

Net loss per unit, basic and diluted(3)	$(1.72)	$(0.57)	$(3.34)

Weighted average common units used in computing basic and diluted net loss per unit(3)	47,429	47,480	47,957

Pro forma net loss per unit, basic and diluted (unaudited)(3)			$(1.00)

Pro forma weighted average common units used in computing basic and diluted net loss per unit (unaudited)(3)			96,405

(1)	Includes equity-based compensation expense as follows:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Cost of revenue	$39	$20	$20
Sales and marketing	1,896	1,462	2,624
Technology and content	2,203	2,050	1,966
General and administrative	865	2,206	17,171

Total equity-based compensation	$5,003	$5,738	$21,781

(2)	Includes amortization of acquired intangible assets as follows:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Cost of revenue	$6,555	$6,565	$7,008
Sales and marketing	1,077	643	721
Technology and content	611	706	706
General and administrative	130	120	91

Total amortization of acquired intangible assets	$8,373	$8,034	$8,526

(3)

See Note 1 and Note 12 to Pluralsight Holdings’ consolidated financial statements included elsewhere in this prospectus for an explanation of the methods used to calculate basic, diluted, and pro forma net loss per unit.

	As of December 31, 2017
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$28,267	$	$
Working capital(4)	31,199
Total assets	236,420
Deferred revenue, current and non-current	111,301
Redeemable convertible preferred units	405,766
Non-controlling interest	—
Total members’/stockholders’ deficit	(445,077)

(1)	The pro forma column in the balance sheet data above reflects the pro forma balance sheet data for Pluralsight, Inc. after giving effect to the Reorganization Transactions.
(2)

The pro forma as adjusted column in the balance sheet data above reflects (i) the pro forma adjustments set forth above, (ii) the sale and issuance of shares of our Class A common stock by us in this offering, at the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the use of proceeds from this offering to (a) repay $         million of the term loan under our credit facility, which, as of December 31, 2017, had an outstanding balance of $116.6 million, and the related prepayment premium of 1.5% and accrued interest, and (b) settle outstanding EARs issued by one of our subsidiaries which will vest and be settled in cash upon the completion of this offering, which amount we estimate will be $             based on the number of EARs outstanding as of December 31, 2017 for which the service condition had been satisfied and based on an assumed price of our Class A common stock at the time of settlement being equal to $            , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

(3)

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, and total members’/stockholders’ (deficit) equity by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) cash and cash equivalents, working capital, and total members’ /stockholders’ (deficit) equity by $             million, assuming the assumed initial public offering price remains the same, after deducting estimated underwriting discounts and commissions.

(4)	Working capital is calculated as current assets less current liabilities, excluding deferred revenue.

Key Business Metrics

We monitor business customers, billings, and certain related key business metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

				Growth Rate
	Year Ended December 31,			Year Ended December 31,
	2015	2016	2017	2016	2017
	(dollars in thousands)
Business customers (end of period)	10,517	12,043	14,463	15%	20%
Billings	$130,043	$149,231	$205,807	15%	38%
Billings from business customers	$83,663	$104,861	$162,965	25%	55%
% of billings from business customers	64%	70%	79%

Business customers. We define a business customer as a unique account in our customer relationship management system that had an active paying subscription at the end of the period presented. Each unique account in our customer relationship management system is considered a unique business customer as the system does not create unique accounts for individual customers, and, in some cases, there may be more than one business customer within a single organization.

Billings. We define billings as our total revenue plus the change in deferred revenue in the period, as presented in our consolidated statements of cash flows.

See the section titled “Selected Consolidated Financial Data—Key Business Metrics” for more information regarding our key business metrics.

Non-GAAP Financial Measures

	Year Ended December 31,
	2015	2016	2017
	(dollars in thousands)
Non-GAAP gross profit	$81,771	$98,265	$124,024
Non-GAAP gross margin	75%	75%	74%
Non-GAAP operating loss	$(5,381)	$(71)	$(52,439)
Free cash flow	$1,699	$(7,927)	$(20,472)

Non-GAAP gross profit and non-GAAP gross margin. We define non-GAAP gross profit as gross profit plus equity-based compensation and amortization related to acquired intangible assets. We define non-GAAP gross margin as our non-GAAP gross profit divided by our revenue.

Non-GAAP operating loss. We define non-GAAP operating loss as loss from operations plus equity-based compensation and amortization related to acquired intangible assets.

Free cash flow. We define free cash flow as net cash provided by (used in) operating activities less purchases of property and equipment and purchases of our content library and other intangible assets.

See the section titled “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for more information and reconciliation of our non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Pluralsight Holdings’ consolidated financial statements and related notes, before making a decision to invest in our Class A common stock. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Our Industry

Market adoption of cloud-based learning solutions is new and unproven and may not grow as we expect, which may harm our business and results of operations, and even if market demand increases, the demand for our platform may not increase.

We believe our future success will depend in part on the growth, if any, in the demand for cloud-based technology learning solutions, particularly enterprise-grade solutions. The widespread adoption of our platform depends not only on strong demand for new forms of technology learning, but also for solutions delivered via a Software-as-a-Service, or SaaS, business model in particular. The market for cloud-based learning solutions is less mature than the market for in-person ILT, which many businesses currently utilize, and these businesses may be slow or unwilling to migrate from these legacy approaches. As such, it is difficult to predict customer demand for our platform, customer adoption and renewal, the rate at which existing customers expand their engagement with our platform, the size and growth rate of the market for our platform, the entry of competitive products into the market, or the success of existing competitive products. Furthermore, even if businesses want to adopt a cloud-based technology learning solution, it may take them a long time to fully transition to this type of learning solution or they could be delayed due to budget constraints, weakening economic conditions, or other factors. Some businesses may also have long-term contracts with existing vendors and cannot switch in the short term. Even if market demand for cloud-based technology learning solutions generally increases, we cannot assure you that adoption of our platform will also increase. If the market for cloud-based technology learning solutions does not grow as we expect or our platform does not achieve widespread adoption it could result in reduced customer spending, customer attrition, and decreased revenue, any of which would adversely affect our business and results of operations.

If we are not able to expand our course library effectively or develop new platform features that respond to constantly evolving technologies and the needs of our customers, our business and results of operations would be adversely affected.

The market for talent in technology-related fields is growing and constantly evolving due to the continuously changing needs of our customers. Moreover, software is displacing manual processes throughout businesses in many industries and, as a result, the talent that companies seek to hire and retain must be able to keep pace with technological change and drive digital transformation. As such, our future success will depend on our ability to ensure that our business customers’ employees can master the latest emerging technologies and improve their skills in existing areas by developing and making available on a timely basis new and improved learning content and platform features that can address evolving customer needs. With respect to content creation, since new technologies are constantly being introduced, our success is dependent upon our ability to identify technological developments and predict which technology will become widely adopted or strategically important, and then develop course content and related skill assessments to address these areas in a timely manner, which we may not be able to do successfully. For example, certain courses we have developed in the past have received lower than anticipated levels of customer interest and we were unable to generate sufficient revenue from those courses to offset their costs. In addition, if we do not anticipate our customers’ demands and provide courses in topics that address these demands, our lead times for course production may make it difficult for us to rapidly produce the required content. With respect to platform features, many of the features we currently offer are relatively new and unproven and we cannot assure you that our existing features and any future features or enhancements that we develop will be successful. The success of any enhancement or new feature depends on several factors, including our understanding of market demand, timely execution, successful introduction, and market acceptance. We may not successfully develop new content and features or enhance our existing platform to meet customer needs or our new content and features and enhancements may not achieve adequate acceptance in the market. Additionally, we may not sufficiently increase our revenue to offset the upfront technology and content, sales and marketing, and other expenses we incur in connection with the development of new courses and platform features and enhancements. Any of the foregoing may adversely affect our business and results of operations.

The market in which we participate is competitive, and if we do not compete effectively, our results of operations could be harmed.

The market for professional skill development is highly competitive, rapidly evolving, and fragmented, and we expect competition to continue to increase in the future. A significant number of companies have developed, or are developing, products and services that currently, or in the future may, compete with our offerings. This competition could result in decreased revenue, increased pricing pressure, increased sales and marketing expenses, and loss of market share, any of which could adversely affect our business, results of operations, and financial condition.

We face competition from in-person ILT, legacy enterprise SaaS solutions, consumer-centric SaaS solutions, and free solutions. We compete directly or indirectly with:

•	instructor-led training vendors, such as Global Knowledge, General Assembly, and New Horizons;

•	legacy e-learning services, such as Skillsoft and Cornerstone OnDemand;

•	individual-focused e-learning services, such as LinkedIn Learning, Udemy, and Udacity; and

•	free solutions, such as YouTube.

Many of our competitors and potential competitors are larger and have greater brand name recognition, longer operating histories, larger marketing budgets and established customer relationships, access to larger customer bases, and significantly greater resources for the development of their solutions. In addition, we face potential competition from participants in adjacent markets that may enter our markets by leveraging related technologies and partnering with or acquiring other companies, or providing alternative approaches to provide similar results. We may also face competition from companies entering our market, including large technology companies that could expand their offerings or acquire one of our competitors, similar to LinkedIn’s acquisition of Lynda.com. While these companies may not currently focus on our market, they may have significantly greater financial resources and longer operating histories than we do. As a result, our competitors and potential competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, or customer requirements. Further, some potential customers, particularly large enterprises, may elect to develop their own internal solutions that address their technology skill development needs.

Our ability to compete is also subject to the risk of future disruptive technologies. If new technologies emerge that are able to deliver skill development solutions at lower prices, with greater feature sets, more efficiently, or more conveniently, such technologies could adversely impact our ability to compete. With the introduction of new technologies and market entrants, we expect competition to intensify in the future.

Some of our principal competitors offer their solutions at a lower price or for free, which may result in pricing pressures on us. Many of our competitors that offer free solutions are also integrating features found previously only with paid solutions, which puts additional pressure on our pricing and feature development. If we are unable to maintain our pricing levels and competitive differentiation in the market, our results of operations would be negatively impacted.

If our business customers do not expand their use of our platform beyond their current organizational engagements or renew their existing contracts with us, our ability to grow our business and improve our results of operations may be adversely affected.

Our future success depends, in part, on our ability to increase the adoption of our platform by our existing customers and future customers. Many of our business customers initially use our platform in specific groups or departments within their organization. In addition, our customers may initially use our platform for a specific use case. Our ability to grow our business depends in part on our ability to persuade customers to expand their use of our platform to address additional use cases. Further, to continue to grow our business, it is important that our customers renew their subscriptions when existing contracts expire and that we expand our relationships with our existing customers. Our customers have no obligation to renew their subscriptions, and our customers may decide not to renew their subscriptions with a similar contract period, at the same prices and terms, with the same or a greater number of users, or at all. In the past, some of our customers have elected not to renew their agreements with us, and it is difficult to accurately predict whether we will have future success in retaining customers or expanding our relationships with them. We have experienced significant growth in the number of users of our platform, but we do not know whether we will continue to achieve similar user growth in the future. Our ability to retain our business customers and expand our deployments with them may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our platform, our customer support, our prices, the prices and features of competing solutions, reductions in our customers’ spending levels, insufficient user adoption of our platform, and new feature releases. If our customers do not purchase additional subscriptions or renew their existing subscriptions, renew on less favorable terms, or fail to continue to expand their engagement with our platform, our revenue may decline or grow less quickly than anticipated, which would harm our results of operations.

If we are unable to increase sales of subscriptions to our platform to business customers while mitigating the risks associated with serving such customers, our business, financial condition, and results of operations would suffer.

Our growth strategy is largely dependent upon increasing sales of subscriptions to our platform to business customers. As we seek to increase our sales to business customers, we face upfront sales costs and longer sales cycles, higher customer acquisition costs, more complex customer requirements, and volume discount requirements that we do not have with sales to individuals.

We often enter into customized contractual arrangements with our business customers, particularly large enterprises, in which we offer more favorable pricing terms in exchange for larger total contract values that accompany large deployments. As we drive a greater portion of our revenue through our deployments with business customers, we expect that our revenue will continue to grow significantly but the price we charge business customers per user may decline. This may result in reduced margins in the future if our cost of revenue increases. Sales to business customers involve risks that may not be present, or that are present to a lesser extent, with sales to individuals. For example, business customers may request that we integrate our platform with their existing technologies, and these customization efforts could create additional costs and delays in utilization. In addition, business customers often begin to use our platform on a limited basis, but nevertheless require education and interactions with our sales team, which increases our upfront investment in the sales effort with no guarantee that these customers will use our platform widely enough across their organization to justify our upfront investment. As we continue to expand our sales efforts to business customers, we will need to continue to increase the investments we make in sales and marketing, and there is no guarantee that our investments will succeed and contribute to additional customer acquisition and revenue growth. If we are unable to increase sales to business customers while mitigating the risks associated with serving such customers, our business, financial condition, and results of operations will suffer.

Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

Our ability to broaden our customer base, particularly our business customer base, and achieve broader market acceptance of our platform will depend to a significant extent on the ability of our sales and marketing organizations to work together to drive our sales pipeline and cultivate customer and partner relationships to drive revenue growth. We have invested in and plan to continue expanding our sales and marketing organizations, both domestically and internationally. Identifying, recruiting, and training sales personnel will require significant time, expense, and attention. We also plan to dedicate significant resources to sales and marketing programs, including lead generation activities and brand awareness campaigns, such as search engine and email marketing, online banner and video advertising, user events such as Pluralsight LIVE, and webinars. If we are unable to hire, develop, and retain talented sales or marketing personnel, if our new sales or marketing personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective, our ability to broaden our customer base and achieve broader market acceptance of our platform could be harmed. In addition, the investments we make in our sales and marketing organization will occur in advance of experiencing benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources in these areas.

Our future performance depends in large part on attracting and retaining authors and producing content that addresses our customers’ needs.

The majority of our content is created by subject-matter experts, or authors, who are generally not our employees. This presents certain risks to our business, including, among others:

•	we may not be able to remain competitive in finding and retaining authors;

•

we generally have exclusivity with our authors with respect to the specific subject matter of the courses they create for us, but they may produce content for competitors or on their own with respect to related topics and other subjects;

•	our existing authors, particularly our most popular authors, may not continue creating content for us;

•	the topics of content created by our authors may not address the needs of our customers;

•

the content created by our authors may not meet the quality standards that our customers expect and demand, or effectively differentiate our content from that of our competitors with respect to content quality and breadth;

•	the fees that we pay our authors may cease to be competitive with the market for their talent; and

•	we may have to reduce the fees for future courses we pay our authors to balance costs.

If any of the risks above occur, customers may seek other solutions for their professional skill development needs and we may not be able to retain them or acquire additional customers to offset any such departures, which would adversely affect our business and results of operations. In addition, our most popular authors are a relatively small group of individuals who have created course content that has historically represented a significant portion of the total course hours viewed. The loss of our authors, particularly our most popular authors, and our inability to replace them with new author relationships of comparable quality and standing would significantly impact our business and operating results.

Our quarterly and annual results of operations may vary significantly and may be difficult to predict. If we fail to meet the expectations of investors or securities analysts, our stock price and the value of your investment could decline.

Our quarterly and annual billings, revenue and results of operations have fluctuated significantly in the past and may vary significantly in the future due to a variety of factors, many of which are outside of our control. Our financial results in any one quarter should not be relied upon as indicative of future performance. We may not be able to accurately predict our future billings, revenue or results of operations. Factors that may cause fluctuations in our quarterly results of operations include, but are not limited to, those listed below:

•	fluctuations in the demand for our platform, and the timing of sales, particularly larger subscriptions;

•	our ability to attract new customers or retain existing customers;

•	our existing authors, particularly our most popular authors, may not continue creating content for us;

•	the content created by our authors may not address the needs of our customers and may not meet the standards that our customers expect and demand;

•	changes in customer renewal rates and our ability to increase sales to our existing customers;

•	the seasonal buying patterns of our customers;

•	the budgeting cycles and internal purchasing priorities of our customers;

•	the payment terms and subscription term length associated with our platform sales and their effect on our billings and free cash flow;

•	our ability to anticipate or respond to changes in the competitive landscape, including consolidation among competitors;

•	the timing of expenses and recognition of revenue;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations, and infrastructure;

•	the timing and success of new product feature and service introductions by us or our competitors;

•	network outages or actual or perceived security breaches;

•	changes in laws and regulations that impact our business; and

•	general economic and market conditions.

If our billings, revenue or results of operations fall below the expectations of investors or securities analysts in a particular quarter, or below any guidance that we may provide, the price of our Class A common stock could decline.

If our security measures are breached or unauthorized access to customer data is otherwise obtained, our platform may be perceived as insecure, we may lose existing customers or fail to attract new customers, our reputation may be harmed, and we may incur significant liabilities.

Unauthorized access to, or other security breaches of, our platform or the other systems or networks used in our business, including those of our vendors, contractors, or those with which we have strategic relationships, could result in the loss, compromise or corruption of data, loss of business, reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation, and other liabilities. We have errors and omissions insurance coverage for certain security and privacy damages and claim expenses, but this coverage may be insufficient to compensate us for all liabilities that we may incur.

Our platform and the other systems or networks used in our business are also at risk for breaches as a result of third-party action, or employee, vendor, or contractor error or malfeasance. Security is one of the main course subjects we provide on our platform, which may cause our platform to be a target for hackers and others, and which causes our brand, credibility, and reputation to be particularly sensitive to any security breaches. We have incurred and expect to continue to incur significant expenses to prevent security breaches, including deploying additional personnel and protection technologies, training employees, and engaging third-party experts and consultants. However, since the techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until after they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period and, therefore, have a greater impact on our platform, the proprietary and other confidential data contained therein or otherwise stored or processed in our operations, and ultimately on our business.

Privacy, data protection, and information security concerns, and data collection and transfer restrictions and related domestic or foreign regulations, may limit the use and adoption of our platform and adversely affect our business.

Use of our platform involves the storage, transmission, and processing of data from our customers and their employees or other personnel, including certain personal or individually identifying information. Personal privacy, information security, and data protection are significant issues in the United States, Europe, and many other jurisdictions where we offer our platform. The regulatory framework governing the collection, processing, storage, and use of business information, particularly information that includes personal data, is rapidly evolving and any failure or perceived failure to comply with applicable privacy, security, or data protection laws, regulations and/or contractual obligations may adversely affect our business.

The U.S. federal and various state and foreign governments have adopted or proposed requirements regarding the collection, distribution, use, security, and storage of personally identifiable information and other data relating to individuals, and federal and state consumer protection laws are being applied to enforce regulations related to the online collection, use, and dissemination of data. Some of these requirements include obligations of companies to notify individuals of security breaches involving particular personal information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have formed strategic relationships. Even though we may have contractual protections with such vendors, contractors, or other organizations, notifications and follow-up actions related to a security breach could impact our reputation, cause us to incur significant costs, including legal expenses, harm customer confidence, hurt our expansion into new markets, cause us to incur remediation costs, or cause us to lose existing customers.

Further, many foreign countries and governmental bodies, including the European Union, or EU, where we conduct business, have laws and regulations concerning the collection and use of personal data obtained from their residents or by businesses operating within their jurisdictions. These laws and regulations often are more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure, and security of data that identifies or may be used to identify or locate an individual, such as names, email addresses and, in some jurisdictions, Internet Protocol, or IP, addresses. With regard to transfers of personal data from our European employees and customers to the United States, we historically relied on our adherence to the U.S. Department of Commerce’s Safe Harbor Privacy Principles and compliance with the EU-U.S. and Swiss-U.S. Safe Harbor Frameworks as agreed to and set forth by the U.S. Department of Commerce, the EU, and Switzerland, which established means for legitimizing the transfer of personal data by companies doing business in Europe from the EU and Switzerland to the United States. The EU-U.S. Safe Harbor Framework was deemed an invalid method of compliance with EU restrictions on data transfers in a ruling by the Court of Justice of the European Union in October 2015. We have since taken certain measures to legitimize our transfers of personal data, both internally and on behalf of our customers, from the EU and Switzerland to the United States. In particular, we self-certified under the EU-U.S. Privacy Shield on July 12, 2016, and subsequently self-certified under the Swiss-U.S. Privacy Shield after it was established. These frameworks were established by EU, Swiss, and U.S. authorities to provide mechanisms for companies to transfer EU and Swiss personal data to the United States. It is unclear at this time whether the EU-U.S. or Swiss-U.S. Privacy Shield Frameworks will serve as an appropriate means for us to transfer personal data from the EU or Switzerland to the United States. These frameworks may be subject to legal challenge by data protection authorities, and we may experience reluctance or refusal by European customers to use our platform due to potential risk exposure created by transferring personal data from Europe to the United States. We and our customers face a risk of enforcement actions taken by European data protection authorities regarding data transfers from Europe to the United States.

We also expect that there will continue to be new proposed laws, regulations, and industry standards concerning privacy, data protection, and information security in the United States, the EU, and other jurisdictions. In particular, on April 27, 2016, the EU adopted the General Data Protection Regulation 2016/679, or the GDPR, that will take full effect on May 25, 2018. The GDPR will repeal and replace the EU Data Protection Directive 95/46/EC and it will be directly applicable across EU member states. The GDPR applies to any company established in the EU as well as to those outside the EU if they collect and use personal data through the provision of goods or services to individuals in the EU or monitoring their behavior. The GDPR enhances data protection obligations of businesses and provides direct legal obligations for service providers processing personal data on behalf of customers, including with respect to cooperation with European data protection authorities, implementation of security measures and keeping records of personal data processing activities. Noncompliance with the GDPR can trigger steep fines of up to €20 million or 4% of global annual revenues, whichever is higher. Given the breadth and depth of changes in data protection obligations, preparing to meet the GDPR’s requirements before its application on May 25, 2018 requires significant time and resources. Separate EU laws and regulations (and member states’ implementations thereof) govern the protection of consumers and of electronic communications. We cannot yet determine the impact such future laws, regulations, and standards may have on our business. Such laws and regulations are often subject to differing interpretations and may be inconsistent among jurisdictions. These and other requirements could reduce demand for our platform, increase our costs, impair our ability to grow our business, or restrict our ability to store and process data or, in some cases, impact our ability to offer our platform in some locations and may subject us to liability. Further, in view of new or modified federal, state, or foreign laws and regulations, industry standards, contractual obligations, and other legal obligations, or any changes in their interpretation, we may find it necessary or desirable to fundamentally change our business activities and practices or to expend significant resources to modify our platform and otherwise adapt to these changes. We may be unable to make such changes and modifications in a commercially reasonable manner, or at all, and our ability to develop new content and features could be limited.

The costs of compliance with and other burdens imposed by laws, regulations, and standards may limit the use and adoption of and reduce overall demand for our platform, or lead to significant fines, penalties, or liabilities for any noncompliance. Privacy, information security, and data protection concerns, actual and perceived, may inhibit market adoption of our platform, particularly in certain industries and foreign countries.

If we fail to retain key employees including, Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman, or to recruit qualified technical and sales personnel, our business could be harmed.

We believe that our success depends on the continued employment of our senior management and other key employees, particularly Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman. In addition, because our future success is dependent on our ability to continue to enhance and introduce new content and platform features, we are heavily dependent on our ability to attract and retain qualified personnel with the requisite education, background, and industry experience. As we expand our business, our continued success will also depend, in part, on our ability to attract and retain qualified sales, marketing, and operational personnel capable of supporting a larger and more diverse customer base. The loss of the services of a significant number of our technology and content or sales personnel could be disruptive to our development efforts or customer relationships. In addition, if any of our key employees joins a competitor or decides to otherwise compete with us, we may experience a material disruption of our operations and business strategy, which may cause us to lose customers or increase operating expenses and may divert our attention as we seek to recruit replacements for the departed employees.

If we fail to effectively manage our growth, our business and results of operations could be harmed.

We have experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. For example, our headcount has grown from 543 employees as of December 31, 2016 to 825 employees as of December 31, 2017. In addition, we operate globally, sell our products to customers in more than 150 countries, and have employees in various locations in the United States, Europe, and the Asia Pacific region. We plan to continue to expand our operations into other countries in the future, which will place additional demands on our resources and operations. Additionally, we continue to increase the breadth and scope of our platform and our operations. To support this growth, and to manage any future growth effectively, we must continue to improve our IT and financial infrastructures, our operating and administrative systems, and our ability to manage headcount, capital, and internal processes in an efficient manner. Our organizational structure is also becoming more complex as we grow our operational, financial, and management infrastructure and we must continue to improve our internal controls as well as our reporting systems and procedures. We intend to continue to invest to expand our business, including investing in technology and content and sales and marketing operations, hiring additional personnel, improving our internal controls, reporting systems and procedures, and upgrading our infrastructure. These investments will require significant capital expenditures and the allocation of management resources, and any investments we make will occur in advance of experiencing the benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our results of operations may be adversely affected.

Our rapid growth and limited history with our cloud-based technology learning platform make it difficult to evaluate our future prospects and may increase the risk that we will not continue to grow at or near historical rates.

We have grown rapidly over the last several years, and as a result, our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. In addition, although we began operations in 2004, we shifted our business model in 2011 from offering in-person ILT to an entirely online delivery model. Since 2011, we have extended our offering to include new content areas and additional features that have enabled us to expand our addressable market, attract new users, and expand our relationships with businesses. This limited history with our SaaS model and cloud-based platform offering further limits our ability to forecast our future results of operations. As such, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history with our delivery model or platform or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations, our growth rates may slow, and our business would suffer.

We recognize revenue from subscriptions over the term of our customer contracts, and as such our reported revenue and billings may differ significantly in a given period, and our revenue in any period may not be indicative of our financial health and future performance.

We recognize revenue from subscriptions ratably over the subscription term of the underlying customer contract, which is generally one year. Our billings are recorded upon invoicing for access to our platform, and thus a significant portion of the billings we report in each quarter, are generated from customer agreements entered and invoiced during the period. As a result, much of the revenue we report each quarter is derived from contracts that we entered into with customers in prior periods. Consequently, a decline in new or renewed subscriptions in any quarter will not be fully reflected in revenue or other results of operations in that quarter but will negatively affect our revenue and other results of operations across future quarters. It is difficult for us to rapidly increase our revenue from additional billings in a given period. Any increases in the average term of subscriptions would result in revenue for those contracts being recognized over longer periods of time with less positive impact on our results of operations in the near term. Accordingly, our revenue in any given period may not be an accurate indicator of our financial health and future performance.

As we continue to expand our sales efforts with larger business customers, our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, the timing of our billings and revenue are difficult to predict and may vary substantially from period to period, which may cause our results of operations to fluctuate significantly.

Our results of operations may fluctuate, in part, because of the resource intensive nature of our sales efforts to larger businesses, from which we derive a significant portion of our billings and revenue, the length and variability of our sales cycle, and difficulty in adjusting our operating expenses in the short term. The length of our sales cycle, from identification of the opportunity to delivery of access to our platform, varies significantly from customer to customer, with sales to larger businesses typically taking longer to complete. In addition, as we continue to increase our sales to larger businesses, we face longer more complex customer requirements, and substantial upfront sales costs. With larger businesses, the decision to subscribe to our platform frequently requires the approvals of multiple management personnel and more technical personnel than would be typical of a smaller organization and, accordingly, sales to larger businesses may require us to invest more time educating these potential customers. Purchases by larger businesses are also frequently subject to budget constraints and unplanned administrative, processing, and other delays, which means we may not be able to come to agreement on the terms of the sale to larger businesses.

To the extent our competitors develop products that our prospective customers view as equivalent or superior to our platform, our average sales cycle may increase. Additionally, if a key sales member leaves our employment or if our primary point of contact at a customer or potential customers leaves his or her employment, our sales cycle may be further extended or customer opportunities may be lost. As a result of the buying behavior of enterprises and the efforts of our sales force and partners to meet or exceed their sales objectives by the end of each fiscal quarter, we have historically received and generated a substantial portion of billings during the last month of each fiscal quarter, often the last two weeks of the quarter. These transactions may not close as expected or may be delayed in closing. The unpredictability of the timing of customer purchases, particularly large purchases, could cause our billings and revenue to vary from period to period or to fall below expected levels for a given period, which will adversely affect our business, results of operations, and financial condition.

We believe our long-term success depends in part on continuing to expand our sales and operations outside of the United States and we are therefore subject to a number of risks associated with international sales and operations.

Sales to customers located outside of the United States represented 35% of our revenue during each of the years ended December 31, 2016 and 2017. We currently maintain offices and have sales personnel outside the United States in Europe and the Asia Pacific region, and we intend to continue to expand our international operations. In order to maintain and expand our sales internationally, we need to hire and train experienced personnel to staff and manage our foreign operations. To the extent that we experience difficulties in recruiting, training, managing, and retaining international staff, and specifically sales and marketing personnel, we may experience difficulties in growing our international sales and operations.

Additionally, our international sales and operations are subject to a number of risks, including the following:

•	unexpected costs and errors in tailoring our products for individual markets, including translation into foreign languages and adaptation for local practices;

•	difficulties in adapting to customer desires due to language and cultural differences;

•	increased expenses associated with international sales and operations, including establishing and maintaining office space and equipment for our international operations;

•	lack of familiarity and burdens of complying with foreign laws, legal standards, privacy standards, regulatory requirements, tariffs, and other barriers;

•	greater difficulty in enforcing contracts and accounts receivable collection and longer collection periods;

•	practical difficulties of enforcing intellectual property rights in countries with fluctuating laws and standards and reduced or varied protection for intellectual property rights in some countries;

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties, or other trade restrictions;

•	limitations on technology infrastructure, which could limit our ability to migrate international operations to our existing systems, which could result in increased costs;

•	difficulties in managing and staffing international operations and differing employer/employee relationships and local employment laws;

•	fluctuations in exchange rates that may increase the volatility of our foreign-based revenue; and

•	potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems and restrictions on the repatriation of earnings.

Additionally, operating in international markets also requires significant management attention and financial resources. We have limited experience in marketing, selling, and supporting our platform abroad, which increases the risk that any potential future expansion efforts that we may undertake will not be successful. We plan to invest substantial time and resources to expand our international operations, but we cannot be certain that these investments will produce desired levels of revenue or profitability. These factors and other factors could harm our ability to gain future international revenue and, consequently, materially affect our business, results of operations, and financial condition.

We may face exposure to foreign currency exchange rate fluctuations.

Today, all of our customer contracts are denominated in U.S. dollars, while our operating expenses outside of the United States are often denominated in local currencies. In the future, we plan to begin denominating certain of our customer contracts outside of the United States in local currencies, and over time, an increasing portion of our international customer contracts may be denominated in local currencies. Additionally, as we expand our international operations a larger portion of our operating expenses will be denominated in local currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may affect our results of operations when translated into U.S. dollars. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations. In the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

If we fail to manage our hosting network infrastructure capacity, our existing customers may experience service outages and our new customers may experience delays in accessing our platform.

We host our platform on data centers provided by Amazon Web Services, or AWS, a provider of cloud infrastructure services. Our operations depend on the virtual cloud infrastructure hosted in AWS as well as the information stored in these virtual data centers and which third-party internet service providers transmit. Although we have disaster recovery plans that utilize multiple AWS locations, any incident affecting their infrastructure that may be caused by fire, flood, severe storm, earthquake, power loss, telecommunications failures, unauthorized intrusion, computer viruses, disabling devices, natural disasters, war, criminal act, military actions, terrorist attacks, and other similar events beyond our control could negatively affect the availability and reliability of our platform. A prolonged AWS service disruption affecting our platform for any of the foregoing reasons could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the AWS services we use.

AWS enables us to order and reserve server capacity in varying amounts and sizes distributed across multiple regions, and provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement by providing 30 days prior written notice and may, in some cases, terminate the agreement immediately for cause upon notice. Any disruption of our use of, or interference with, AWS would adversely affect our operations and business.

We have experienced significant growth in the number of users, transactions, and data that our hosting infrastructure supports. We seek to maintain sufficient excess capacity in our hosting network infrastructure to meet the needs of all of our customers and our growing content library. However, the provision of new hosting infrastructure requires significant lead time. If we do not accurately predict our infrastructure capacity requirements, our existing clients may experience service outages that may adversely impact our results of operations and lead to customer losses. For example, in 2014, prior to using AWS, we exceeded the capacity of our network infrastructure and experienced a service outage which lasted for approximately 16 hours. If our hosting infrastructure capacity fails to keep pace with increased sales, customers may experience delays as we seek to obtain additional capacity, which could harm our reputation and adversely affect our revenue growth.

We rely upon SaaS technologies from third parties to operate our business, and interruptions or performance problems with these technologies may adversely affect our business and results of operations.

We rely on hosted SaaS applications from third parties in order to operate critical functions of our business, including content delivery, enterprise resource planning, customer relationship management, billing, project management, and accounting and financial reporting. If these services become unavailable due to extended outages, interruptions, or because they are no longer available on commercially reasonable terms, our expenses could increase, our ability to manage finances could be interrupted, and our processes for managing sales of our platform and supporting our customers could be impaired until equivalent services, if available, are identified, obtained, and implemented, all of which could adversely affect our business.

If we are not able to keep pace with technological developments, our business will be harmed.

As our platform is designed to operate on a variety of network, hardware, and software platforms using internet tools and protocols, we will need to continuously modify and enhance our platform to keep pace with changes in internet-related hardware, software, communication, browser, and database technologies. If we are unable to respond in a timely and cost-effective manner to these rapid technological developments, our platform may become obsolete, which would adversely impact our results of operations.

If we fail to develop, maintain, and enhance our brand and reputation cost-effectively, our business and financial condition may be adversely affected.

We believe that developing, maintaining, and enhancing awareness and integrity of our brand and reputation in a cost-effective manner are important to achieving widespread acceptance of our platform and are important elements in maintaining existing customers and attracting new customers. We believe that the importance of our brand and reputation will increase as competition in our market further intensifies. Successful promotion of our brand will depend on the effectiveness of our marketing efforts, our ability to provide a reliable and useful platform at competitive prices, the perceived value of our platform, and our ability to provide quality customer support. Brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building and maintaining our brand and reputation. If we fail to promote and maintain our brand successfully or to maintain loyalty among our customers, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to retain our existing customers and partners or attract new customers and partners and our business and financial condition may be adversely affected. Any negative publicity relating to our employees, partners, or other parties associated with us or them, may also tarnish our own reputation simply by association and may reduce the value of our brand. Damage to our brand and reputation may result in reduced demand for our platform and increased risk of losing market share to our competitors. Any efforts to restore the value of our brand and rebuild our reputation may be costly and may not be successful.

If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success and our business may be harmed.

We believe that a critical component to our success has been our company culture. Our company is aligned behind our culture and key values and we have invested substantial time and resources in building our team within this company culture. Additionally, as we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our company culture. If we fail to preserve our culture, our ability to retain and recruit personnel, our ability to effectively focus on and pursue our corporate objectives, and our business could be harmed.

If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue or experience slower growth rates, and incur costly litigation to protect our rights.

The skill development industry is characterized by a large number of copyrights, trademarks, trade secrets, and other intellectual property rights. Our success is dependent, in part, upon protecting our proprietary information and technology. We rely on a combination of trademarks, copyrights, trade secrets, intellectual property assignment agreements, license agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect and mitigate unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our platform and use information that we regard as proprietary to create solutions that compete with ours. In addition, we have previously experienced, and may in the future be subject to, piracy of our course content. From time to time, individuals have illegally accessed our course materials and posted them online, and individual users within our business customers have obtained access to our content outside the scope of the customer’s subscription, which has caused us to lose potential revenue opportunities, and such activities may recur in the future. Policing piracy of our content and unauthorized use of our platform is difficult and the steps we take to combat such actions may prove ineffective. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our platform may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our platform and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property.

We rely in part on trade secrets, proprietary know-how, and other confidential information to maintain our competitive position. Although we enter into intellectual property assignment agreements or license agreements with our authors, confidentiality and invention assignment agreements with our employees and consultants, and confidentiality agreements with the parties with whom we have strategic relationships and business alliances, no assurance can be given that these agreements will be effective in controlling access to, and distribution of, our platform and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform.

To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time-consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our platform, impair the functionality of our platform, delay introductions of new platform features, result in our substituting inferior or more costly technologies into our platform, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new platform features or services, and we cannot guarantee that we will be able to license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.

We may be sued by third parties for alleged infringement of their proprietary rights.

Our success depends in part upon our not infringing the intellectual property rights of others. However, our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry or, in some cases, our technology or content. We obtain much of our content from third-party authors. Although we enter into agreements with our authors in which they represent that their content is not infringing the intellectual property rights of others, such content could be infringing and consequently subject us to liability. Moreover, we have in the past and may in the future leverage open source software in our development processes. Open source software is generally licensed by its authors or other third parties under open source licenses. These licenses may subject us to certain unfavorable conditions, including that we make publicly available source code for modifications or derivative works we create based upon, incorporating or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license.

In the past, third parties have claimed that we were infringing their intellectual property rights. Such claims may reoccur in the future, and we may actually be found to be infringing on such rights. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we may be required to disclose any of our source code that incorporates or is a modification of any such licensed software. Any claims or litigation could cause us to incur significant expenses, and if successfully asserted against us, could require that we pay substantial damages or ongoing revenue share payments, indemnify our customers or distributors, obtain licenses, modify products, or refund fees, any of which would deplete our resources and adversely impact our business.

Real or perceived errors, failures, vulnerabilities, or bugs in our platform could harm our business and results of operations.

Errors, failures, vulnerabilities, or bugs may occur in our platform, especially when updates are deployed or new features are rolled out. In addition, utilization of our platform in complicated, large-scale customer environments may expose errors, failures, vulnerabilities, or bugs in our platform. Any such errors, failures, vulnerabilities, or bugs may not be found until after they are deployed to our customers. As a provider of technology learning solutions, our brand and reputation is particularly sensitive to such errors, failures, vulnerabilities, or bugs. Real or perceived errors, failures, vulnerabilities, or bugs in our platform could result in negative publicity, loss of competitive position, loss of customer data, loss of or delay in market acceptance of our products, or claims by customers for losses sustained by them, all of which could harm our business and results of operations.

Any failure to offer high-quality customer support may harm our relationships with our customers and our results of operations.

Our customers depend on our customer support teams to resolve technical and operational issues if and when they arise. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for customer support. Customer demand for support may also increase as we expand the features available on our platform. Increased customer demand for customer support, without corresponding revenue, could increase costs and harm our results of operations. In addition, as we continue to expand our business customer base, we need to be able to provide efficient and effective customer support that meets our business customers’ needs and expectations globally at scale. The number of our business customers has grown significantly, which puts additional pressure on our support organization. In order to meet these needs, we have relied in the past and will continue to rely on self-service customer support to resolve common or frequently asked questions, which supplement our customer support teams. If we are unable to provide efficient and effective customer support globally at scale including through the use of self-service support, our ability to grow our operations may be harmed and we may need to hire additional support personnel, which could harm our margins and results of operations. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could harm our reputation, our ability to sell our platform to existing and prospective customers, our business, results of operations, and financial condition.

Adverse economic conditions in the United States and international countries may adversely impact our business and results of operations.

Unfavorable general economic conditions, such as a recession or economic slowdown in the United States or in one or more of our other major markets, could adversely affect demand for our platform. Changing macroeconomic conditions may affect our business in a number of ways. For example, spending patterns of businesses are sensitive to the general economic climate. Subscriptions for our platform may be considered discretionary by many of our current and potential customers. As a result, businesses considering whether to purchase or renew subscriptions to our products may be influenced by macroeconomic factors.

We may acquire other companies or technologies which could divert our management’s attention, result in additional dilution to our stockholders, and otherwise disrupt our operations and harm our results of operations.

As we have in the past, we may in the future seek to acquire or invest in businesses, people, or technologies that we believe could complement or expand our platform, enhance our content library or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are ultimately consummated.

Any integration process may result in unforeseen operating difficulties and require significant time and resources and, although we have been successful in the past, we may not be able to integrate the acquired personnel, operations, and technologies successfully or effectively manage the combined business in connection with any future acquisition. We may also not achieve the anticipated benefits from the acquired business due to a number of factors, including, among others:

•	costs or liabilities associated with the acquisition;

•	diversion of management’s attention from other business concerns;

•	inability to integrate or benefit from acquired content, technologies, or services in a profitable manner;

•	harm to our existing relationships with authors and customers as a result of the acquisition;

•	difficulty integrating the accounting systems, operations, and personnel of the acquired business;

•	difficulty converting the customers of the acquired business onto our platform and contract terms;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	the use of substantial portions of our available cash or equity to consummate the acquisition.

In the future, if our acquisitions do not yield expected returns, we may be required to take charges for the write-down or impairment of amounts related to goodwill, intangible assets, and our content library, which could negatively impact our results of operations. We may issue additional equity securities in connection with any future acquisitions, that would dilute our existing stockholders, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to pay, incur large charges or substantial liabilities, and become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges. These challenges could adversely affect our business, financial conditions, results of operations, and prospects.

We might require additional capital to support our growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing platform or acquire complementary businesses, technologies, and content. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our growth and to respond to business challenges could be significantly impaired.

We may not be able to generate sufficient cash to service our indebtedness.

As of December 31, 2017, we had $116.6 million of aggregate indebtedness outstanding under our existing credit facility with Guggenheim Corporate Funding, LLC. In February 2018, we amended our credit facility and incurred $20.0 million in additional indebtedness. We intend to use a portion of the proceeds from this offering to repay $     million of this indebtedness. We may need to use a substantial portion of our cash to pay interest on our debt, which reduces the funds available to us for other purposes. Our ability to repay or to refinance our debt obligations depends on numerous factors, including the amount of our cash balances and our actual and projected financial and operating performance. We may be unable to maintain a level of cash balances or cash flows sufficient to permit us to pay the principal, premium, if any, and interest on our existing or future indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital, or restructure or refinance our indebtedness. We may not be able to take any of these actions, and even if we are, these actions may be insufficient to permit us to meet our scheduled debt service obligations.

Our credit facility also contains covenants that are typical for credit facilities of this size, type, and tenor, such as requirements that we meet specified maximum net debt to recurring revenue ratios and leverage coverage ratios and minimum liquidity amounts. Our ability to make additional borrowings under our credit facility depends upon satisfaction of these covenants. Our ability to comply with these covenants and requirements may be affected by events beyond our control. Our failure to comply with obligations under our credit facility could result in an event of default under the facilities. A default, if not cured or waived, could prohibit us from obtaining further loans under our credit facilities and permit the lenders thereunder to accelerate payment of their loans. In addition, the lenders would have the right to proceed against the collateral we granted to them, which consists of substantially all of our assets. If our debt is accelerated, we cannot be certain that we will have funds available to pay the accelerated debt or that we will have the ability to refinance the accelerated debt on terms favorable to us, or at all. If we could not repay or refinance the accelerated debt, we could be insolvent and could seek to file for bankruptcy protection. Any such default, acceleration, or insolvency would likely have a material and adverse effect on our business.

Our management team has limited experience managing a public company.

Most members of our management team have limited or no experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition, and results of operations.

Our business is subject to a variety of U.S. and international laws that could subject us to claims, increase the cost of operations, or otherwise harm our business due to changes in the laws, changes in the interpretations of the laws, greater enforcement of the laws, or investigations into compliance with the laws.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing copyright laws, employment and labor laws, workplace safety, consumer protection laws, privacy and data protection laws, anti-bribery laws, import and export controls, federal securities laws, and tax laws and regulations. In certain foreign jurisdictions, these regulatory requirements may be more stringent than those in the United States. These laws and regulations are subject to change over time and thus we must continue to monitor and dedicate resources to ensure continued compliance. Non-compliance with applicable regulations or requirements could subject us to investigations, sanctions, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results and financial condition.

We are also subject to consumer protection laws that may impact our sales and marketing efforts, including laws related to subscriptions, billing, and auto-renewal. These laws, as well as any changes in these laws, could make it more difficult for us to retain existing customers and attract new ones.

We are subject to governmental export and import controls and anti-corruption laws and regulations that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export and similar laws and regulations, including the U.S. Department of Commerce’s Export Administration Regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. The U.S. export control laws and U.S. economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, governments, persons and entities. In addition, various countries regulate the import of certain technology and have enacted or could enact laws that could limit our ability to provide our customers access to our platform or could limit our customers’ ability to access or use our services in those countries.

Although we take precautions to prevent our platform from being provided in violation of such laws, our platform could be provided inadvertently in violation of such laws, despite the precautions we take. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to civil or criminal penalties, including the possible loss of export privileges and fines. We may also be adversely affected through penalties, reputational harm, loss of access to certain markets, or otherwise. In addition, various countries regulate the import and export of certain encryption and other technology, including import and export permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our platform or could limit our users’ ability to access our platform in those countries. Changes in our platform, or future changes in export and import regulations may prevent our users with international operations from utilizing our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell subscriptions to our platform to, existing or potential users with international operations. Any decreased use of our platform or limitation on our ability to export or sell our platform would likely adversely affect our business, results of operations, and financial results.

We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering, providing, and accepting improper payments or benefits for improper purposes. These laws also require that we keep accurate books and records and maintain compliance procedures designed to prevent any such actions. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

Our business could be adversely impacted by changes in internet access for our users or laws specifically governing the internet.

Our platform depends on the quality of our users’ access to the internet. Certain features of our platform require significant bandwidth and fidelity to work effectively. Internet access is frequently provided by companies that have significant market power that could take actions that degrade, disrupt, or increase the cost of user access to our platform, which would negatively impact our business. We could incur greater operating expenses and our ability to acquire and retain customers could be negatively impacted if network operators:

•	implement usage-based pricing;

•	discount pricing for competitive products;

•	otherwise materially change their pricing rates or schemes;

•	charge us to deliver our traffic at certain levels or at all;

•	throttle traffic based on its source or type;

•	implement bandwidth caps or other usage restrictions; or

•	otherwise try to monetize or control access to their networks.

In December 2017, the Federal Communications Commission announced it will revise the “net neutrality” rules. The rules were designed to ensure that all online content is treated the same by internet service providers and other companies that provide broadband services. Should the net neutrality rules be relaxed or eliminated, we could incur greater operating expenses, which could harm our results of operations.

As the internet continues to experience growth in the number of users, frequency of use, and amount of data transmitted, the internet infrastructure that we and our users rely on may be unable to support the demands placed upon it. The failure of the internet infrastructure that we or our users rely on, even for a short period of time, could undermine our operations and harm our results of operations.

In addition, there are various laws and regulations that could impede the growth of the internet or other online services, and new laws and regulations may be adopted in the future. These laws and regulations could, in addition to limiting internet neutrality, involve taxation, tariffs, privacy, data protection, information security, content, copyrights, distribution, electronic contracts and other communications, consumer protection, and the characteristics and quality of services, any of which could decrease the demand for, or the usage of, our platform. Legislators and regulators may make legal and regulatory changes, or interpret and apply existing laws, in ways that require us to incur substantial costs, expose us to unanticipated civil or criminal liability, or cause us to change our business practices. These changes or increased costs could materially harm our business, results of operations, and financial condition.

Our international operations subject us to potentially adverse tax consequences.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, property and goods and services taxes, in both the United States and various foreign jurisdictions. Our domestic and international tax liabilities are subject to various jurisdictional rules regarding the timing and allocation of revenue and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we file and to changes in tax laws. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. From time to time, we may be subject to income and non-income tax audits. While we believe we have complied with all applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Should we be assessed with additional taxes, there could be a material adverse effect on our business, results of operations, and financial condition.

Our future effective tax rate may be affected by such factors as changes in tax laws, regulations, or rates, changing interpretation of existing laws or regulations, the impact of accounting for equity-based compensation, the impact of accounting for business combinations, changes in our international organization, and changes in overall levels of income before tax. In addition, in the ordinary course of our global business, there are many intercompany transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable, we cannot ensure that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals.

We may have exposure to greater than anticipated tax liabilities and may be affected by changes in tax laws or interpretations, any of which could adversely impact our results of operations.

We are subject to income taxes in the United States and various jurisdictions outside of the United States. Our effective tax rate could fluctuate due to changes in the mix of earnings and losses in countries with differing statutory tax rates. Our tax expense could also be impacted by changes in non-deductible expenses, changes in excess tax benefits of equity-based compensation, changes in the valuation of deferred tax assets and liabilities and our ability to utilize them, the applicability of withholding taxes, effects from acquisitions, and the evaluation of new information that results in a change to a tax position taken in a prior period.

Our tax position could also be impacted by changes in accounting principles, changes in U.S. federal, state, or international tax laws applicable to corporate multinationals, other fundamental law changes currently being considered by many countries, including the United States, and changes in taxing jurisdictions’ administrative interpretations, decisions, policies, and positions. For example, on December 22, 2017, tax reform legislation referred to as the Tax Cuts and Jobs Act, or the Tax Act, was enacted in the United States. The Tax Act significantly revises U.S. federal income tax law, including by lowering the corporate income tax rate to 21%, limiting the deductibility of interest expense, implementing a modified territorial tax system and imposing a one-time repatriation tax on deemed repatriated earnings and profits of U.S.-owned foreign subsidiaries. While the Tax Act will result in a lower domestic corporate income tax rate, we will be subject to the one-time mandatory tax on previously deferred foreign earnings, which could impact our effective tax rate, although we currently do not expect the impact on our effective tax rate to be material. We have reflected the expected impact of the Tax Act in our financial statements in accordance with our understanding of the Tax Act and guidance available as of the date of this prospectus. However, many consequences of the Tax Act, including whether and how state, local, and foreign jurisdictions will react to such changes are not entirely clear at this time and the U.S. Department of Treasury has broad authority to issue regulations and interpretive guidance that may significantly impact how the Tax Act will apply to us. Any of the foregoing changes could have an adverse impact on our results of operations, cash flows, and financial condition.

Additionally, the Organization for Economic Co-Operation and Development has released guidance covering various topics, including transfer pricing, country-by-country reporting, and definitional changes to permanent establishment that could ultimately impact our tax liabilities as it is implemented in various jurisdictions.

Our results of operations may be harmed if we are required to collect sales or other related taxes for our subscription services in jurisdictions where we have not historically done so.

We collect sales and value-added tax as part of our subscription agreements in a number of jurisdictions. Sales and use, value-added, and similar tax laws and rates vary greatly by jurisdiction. One or more states or countries may seek to impose additional sales, use, or other tax collection obligations on us, including for past sales by us. A successful assertion by a state, country, or other jurisdiction that we should have been or should be collecting additional sales, use, or other taxes on our platform could, among other things, result in substantial tax liabilities for past sales, create significant administrative burdens for us, discourage customers from purchasing our platform, or otherwise harm our business, results of operations, and financial condition.

We may not be able to utilize a significant portion of our net operating loss or research tax credit carryforwards, which could adversely affect our potential profitability.

We have federal and state net operating loss carryforwards, or NOLs, due to prior period losses, which if not utilized will begin to expire in 2030 for both federal and state purposes, respectively. As of December 31, 2017 we had federal and state NOLs of $14.2 million and $5.5 million, respectively. These NOLs, and NOLs of companies we may acquire (including in connection with the Reorganization Transactions), could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our potential profitability.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, our ability to utilize NOLs or other tax attributes, such as research tax credits, in any taxable year may be limited if we experience an “ownership change.” Such an “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage. This offering and the transactions contemplated hereby may trigger an “ownership change.”

The nature of our business requires the application of complex revenue and expense recognition rules, and any significant changes in current rules could affect our financial statements and results of operations.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board, or the FASB, the Securities and Exchange Commission, or the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls over financial reporting. In addition, many companies’ accounting policies and practices are being subject to heightened scrutiny by regulators and the public. Further, the accounting rules and regulations are continually changing in ways that could materially impact our financial statements. For example, in May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, as amended, which will supersede nearly all existing revenue recognition guidance. For public business entities, the standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period; however, we have elected to use the extended transition period available to emerging growth companies under the Jumpstart our Business Startups Act of 2012, or JOBS Act, and we do not anticipate adopting the standard until the fiscal year ended December 31, 2019. We cannot predict the impact of future changes to accounting principles or our accounting policies on our financial statements going forward, which could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of the change. In addition, if we were to change our critical accounting estimates, including those related to the recognition of license revenue and other revenue sources, our results of operations could be significantly affected.

If our judgments or estimates relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with GAAP requires management to make judgments, estimates, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A common stock. Significant judgments, estimates, and assumptions used in preparing our consolidated financial statements include, or may in the future include, those related to revenue recognition, equity-based compensation expense, sales commissions costs, long-lived assets, and accounting for income taxes including deferred tax assets and liabilities.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the listing standards of The Nasdaq Global Select Market, or Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second Annual Report on Form 10-K.

Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and results of operations and could cause a decline in the price of our Class A common stock.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced financial disclosure obligations, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Class A common stock less attractive to investors. If we cease to be an “emerging growth company,” we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We may take advantage of these provisions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenues; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens. If we take advantage of any of these reduced reporting burdens in future filings, the information that we provide our security holders may be different than the information you might get from other public companies in which you hold equity interests. We cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less attractive trading market for our Class A common stock and our stock price may be more volatile.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, particularly after we are no longer an “emerging growth company,” which could adversely affect our business, financial condition, and results of operations.

As a public company, and particularly after we cease to be an “emerging growth company,” we will incur greater legal, accounting, and other expenses than we incurred as a private company. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and the rules and regulations of Nasdaq. These requirements have increased and will continue to increase our legal, accounting, and financial compliance costs and have made, and will continue to make, some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Our results of operations could be adversely affected by natural disasters, public health crises, political crises, or other catastrophic events.

Natural disasters, such as earthquakes, hurricanes, tornadoes, floods, and other adverse weather and climate conditions; unforeseen public health crises, such as pandemics and epidemics; political crises, such as terrorist attacks, war, and other political instability; or other catastrophic events, whether occurring in the United States or internationally, could disrupt our operations in any of our offices or the operations of one or more of our third-party providers and vendors, such as AWS. To the extent any of these events occur, our business and results of operations could be adversely affected.

Risks Related to Our Organizational Structure

Our principal asset after the completion of this offering will be our interest in Pluralsight Holdings, and we will be dependent upon Pluralsight Holdings and its consolidated subsidiaries for our results of operations, cash flows, and distributions.

Upon the completion of this offering, we will be a holding company and will have no material assets other than our ownership of the LLC Units of Pluralsight Holdings. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the results of operations and cash flows of Pluralsight Holdings and its consolidated subsidiaries and distributions we receive from Pluralsight Holdings. There can be no assurance that our subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in our debt instruments, will permit such distributions.

Our ability to pay taxes and expenses, including payments under the Tax Receivable Agreement, may be limited by our structure.

Upon the consummation of this offering, our principal asset will be a controlling equity interest in Pluralsight Holdings. As such, we will have no independent means of generating revenue. Pluralsight Holdings will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will generally not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its LLC Units, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of Pluralsight Holdings and will also incur expenses related to our operations. Pursuant to the Fourth LLC Agreement, Pluralsight Holdings will make cash distributions to the owners of LLC Units in an amount sufficient to fund their tax obligations in respect of the cumulative taxable income in excess of cumulative taxable losses of Pluralsight Holdings that is allocated to them, to the extent previous tax distributions from Pluralsight Holdings have been insufficient. In addition to tax expenses, we also will incur expenses related to our operations, plus payments under the TRA, which we expect will be significant. We intend to cause Pluralsight Holdings to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow us to pay our taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRA. However, Pluralsight Holdings’ ability to make such distributions may be subject to various limitations and restrictions. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations (as a result of Pluralsight Holdings’ inability to make distributions due to various limitations and restrictions or as a result of the acceleration of our obligations under the TRA), we may have to borrow funds and thus our liquidity and financial condition could be materially and adversely affected. To the extent that we are unable to make payments under the TRA when due because we have insufficient funds or as a result of certain restrictions imposed under the debt agreements of Pluralsight Holdings or under applicable law, such payments will be deferred and will generally accrue interest at a rate equal to         % until paid. In certain other circumstances, nonpayment of our obligations under the TRA for a specified period may constitute a breach of a material obligation under the TRA, and therefore, may accelerate payments due under the TRA resulting in a lump-sum payment.

We will be required to pay the TRA Members for certain tax benefits we may claim, and we expect that the payments we will be required to make will be substantial.

Future exchanges or redemptions of LLC Units for cash or shares of our Class A common stock are expected to produce favorable tax attributes for us. When we acquire LLC Units from the Continuing Members through these exchanges or such redemptions, anticipated tax basis adjustments are likely to increase (for tax purposes) our depreciation and amortization deductions and therefore reduce the amount of income tax we would be required to pay in the future in the absence of this increased basis. This increased tax basis may also decrease the gain (or increase the loss) on future dispositions of certain assets to the extent the tax basis is allocated to those assets. Under the TRA, we generally expect to retain the benefit of approximately     % of the applicable tax savings after our payment obligations below are taken into account.

Upon the closing of this offering, we will be a party to the TRA. Under the TRA, we generally will be required to pay to the TRA Members approximately     % of the applicable savings, if any, in income tax that we realize, or that we are deemed to realize, as a result of (1) certain tax attributes that are created as a result of the exchanges or redemptions of their LLC Units (calculated under certain assumptions), (2) tax benefits related to imputed interest, and (3) payments under such TRA.

The increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of exchanges or redemptions, the price of our Class A common stock at the time of the exchange or redemption, whether such exchanges or redemptions are taxable, the amount and timing of the taxable income we generate in the future, the U.S. federal and state tax rates then applicable, and the portion of our payments under the TRA constituting imputed interest. Payments under the TRA are expected to give rise to certain additional tax benefits attributable to either further increases in basis or in the form of deductions for imputed interest, depending on the circumstances. Any such benefits are covered by the TRA and will increase the amounts due thereunder. In addition, the TRA will provide for interest, at a rate equal to             %, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the TRA.

We expect that the payments that we will be required to make to the TRA Members will be substantial. To the extent that we are unable to make timely payments under the TRA for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. Nonpayment for a specified period may constitute a material breach of a material obligation under the TRA and therefore may accelerate payments due under the TRA.

Furthermore, our future obligation to make payments under the TRA could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the TRA. See the section titled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for a discussion of the Tax Receivable Agreement and the related likely benefits to be realized by the TRA Members.

Payments under the TRA will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the U.S. Internal Revenue Service, or IRS, to challenge a tax basis increase or other tax attributes subject to the TRA, if any subsequent disallowance of tax basis or other benefits were so determined by the IRS, generally we would not be reimbursed for any payments previously made under the applicable TRA (although we would reduce future amounts otherwise payable under such TRA). As a result, payments could be made under the TRA in excess of the tax savings that we realize in respect of the attributes to which the TRA relate.

The amounts that we may be required to pay to the TRA Members under the Tax Receivable Agreement may be accelerated in certain circumstances and may also significantly exceed the actual tax benefits that we ultimately realize.

The TRA provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur or if, at any time, we elect an early termination of the TRA, then the TRA will terminate and our obligations, or our successor’s obligations, to make future payments under the TRA would accelerate and become immediately due and payable. The amount due and payable in those circumstances is determined based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the TRA. We may need to incur debt to finance payments under the TRA to the extent our cash resources are insufficient to meet our obligations under the TRA as a result of timing discrepancies or otherwise. In these situations, our obligations under the TRA could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the TRA.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon Continuing Members that will not benefit Class A common stockholders to the same extent as it will benefit the Continuing Members.

Our organizational structure, including the TRA, confers certain benefits upon the Continuing Members that will not benefit the holders of our Class A common stock to the same extent as it will benefit the Continuing Members. We will enter into the TRA with Pluralsight Holdings and the Continuing Members and it will provide for the payment by us to the TRA Members of     % of the amount of tax benefits, if any, that we realize, or in some circumstances are deemed to realize, as a result of (1) the increases in the tax basis of assets of Pluralsight Holdings resulting from any redemptions or exchanges of LLC Units from the Continuing Members as described under the section titled “Certain Relationships and Related Party Transactions—Fourth Amended and Restated LLC Agreement” and (2) certain other tax benefits related to our making payments under the TRA. See the section titled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for additional information. Although we will retain     % of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.

Generally, we will not be reimbursed for any payments made to TRA Members under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

If the IRS challenges the tax basis or other tax attributes that give rise to payments under the TRA and the tax basis or other tax attributes are subsequently required to be adjusted, generally the recipients of payments under the TRA will not reimburse us for any payments we previously made to them. Instead, any excess cash payments made by us to a TRA Member will be netted against any future cash payments that we might otherwise be required to make under the terms of the TRA. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the TRA and, as a result, there might not be future cash payments to net against. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the TRA that are substantially greater than our actual cash tax savings. See the section titled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

The disparity between the U.S. corporate tax rate and the U.S. tax rate applicable to non-corporate members of Pluralsight Holdings may complicate our ability to maintain our intended capital structure, which could impose transaction costs on us and require management attention.

If and when we generate taxable income, Pluralsight Holdings will generally make quarterly tax distributions to each of its members, including us, based on each member’s allocable share of net taxable income (calculated under certain assumptions) multiplied by an assumed tax rate. The assumed tax rate for this purpose will be the highest effective marginal combined federal, state, and local income tax rate that may potentially apply to any member for the applicable fiscal year. The Tax Act recently significantly reduced the highest marginal federal income tax rate applicable to corporations such as Pluralsight, Inc., relative to non-corporate taxpayers. As a result of this disparity, we expect to receive tax distributions from Pluralsight Holdings significantly in excess of our actual tax liability and our obligations under the TRA, which could result in our accumulating a significant amount of cash. This would complicate our ability to maintain certain aspects of our capital structure. Such cash, if retained, could cause the value of an LLC Unit to deviate from the value of a share of Class A common stock, contrary to the one-to-one relationship described in the section titled “Certain Relationships and Related Party Transactions—Fourth Amended and Restated LLC Agreement.” In addition, such cash, if used to purchase additional LLC Units, could result in deviation from the one-to-one relationship between Class A common stock outstanding and LLC Units of Pluralsight Holdings held by Pluralsight, Inc. unless a corresponding number of additional shares of Class A common stock are distributed as a stock dividend. We may, if permitted under our debt agreements, choose to pay dividends to all holders of Class A common stock with any excess cash. These considerations could have unintended impacts on the pricing of our Class A common stock and may impose transaction costs and require management efforts to address on a recurring basis. To the extent that we do not distribute such excess cash as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to Pluralsight Holdings, the Continuing Members in Pluralsight Holdings during a period in which we hold such cash balances could benefit from the value attributable to such cash balances as a result of redeeming or exchanging their LLC Units and obtaining ownership of Class A common stock (or a cash payment based on the value of Class A common stock). In such case, these Continuing Members could receive disproportionate value for their LLC Units exchanged during this time frame.

Risks Related to Our Class A Common Stock

Immediately following the completion of this offering, the Continuing Members will have the right to have their LLC Units exchanged for shares of Class A common stock and any disclosure of such exchange or the subsequent sale of such Class A common stock may cause volatility in our stock price.

After this offering, we will have an aggregate of more than              shares of Class A common stock authorized but unissued, including              shares of Class A common stock issuable upon exchange of LLC Units that will be held by the Continuing Members. Under the Fourth LLC Agreement and, subject to certain restrictions set forth therein and as described elsewhere in this prospectus, including lock-up agreements with the underwriters, the Continuing Members will be entitled to have their LLC Units exchanged for shares of our Class A common stock.

We cannot predict the timing, size, or disclosure of any future issuances of our Class A common stock resulting from the exchange of LLC Units or the effect, if any, that future issuances, disclosure, if any, or sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.

The multi-class structure of our common stock will have the effect of concentrating voting control with Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman; this will limit or preclude your ability to influence corporate matters and may have a negative impact on the price of our Class A common stock.

Our Class C common stock has 10 votes per share, our Class B common stock has one vote per share, and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. After this offering, and including shares issuable upon the exercise of outstanding equity awards, Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman, personally and through affiliated entities, will hold all of our issued and outstanding Class C common stock and will beneficially own approximately     % of the combined voting power of our outstanding capital stock (or     % if the underwriters’ exercise in full their over-allotment option to purchase additional shares). As a result, Mr. Skonnard and his affiliates will have the ability to control any action requiring the general approval of our stockholders, including the election and removal of our directors, amendments to our amended and restated certificate of incorporation and amended and restated bylaws, the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. These actions may be taken even if they are opposed by other stockholders. This concentration of ownership and voting power may also delay, defer, or even prevent an acquisition by a third party or other change of control of us and may make some transactions more difficult or impossible without his support, even if such events are in the best interests of minority stockholders. This concentration of voting power with Mr. Skonnard and his affiliates may have a negative impact on the price of our Class A common stock. In addition, because shares of our Class C common stock have 10 votes per share on matters submitted to a vote of our stockholders, Mr. Skonnard will be able to control our company as long as he beneficially owns at least     % of the Class C common stock that he beneficially owns as of the completion of this offering, or              shares of Class C common stock.

As our Chief Executive Officer, Mr. Skonnard has control over our day-to-day management and the implementation of major strategic investments of our company, subject to authorization and oversight by our board of directors. As a board member and officer, Mr. Skonnard owes fiduciary duties to us and our stockholders, including those of care and loyalty, and must act in good faith and with a view to the interests of the corporation. As a stockholder, even a controlling stockholder, Mr. Skonnard is entitled to vote his shares, and shares over which he has voting control, in his own interests, which may not always be in the interests of our stockholders generally. Because Mr. Skonnard, personally and through affiliated entities, holds his economic interest in our business through Pluralsight Holdings, rather than through the public company, he may have conflicting interests with holders of shares of our Class A common stock. For example, Mr. Skonnard may have a different tax position from us, which could influence his decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the TRA, and whether and when we should undergo certain changes of control within the meaning of the TRA or terminate the TRA. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. See the section titled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for additional information. In addition, Mr. Skonnard’s significant ownership in us and resulting ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over the then-current market price.

In addition, in July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices.

Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Under the announced policies, our multi-class capital structure would make us ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track these indices will not be investing in our stock. These policies are new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included.

Although we do not expect to rely on the “controlled company” exemption under the rules and regulations of Nasdaq, we expect to have the right to use such exemption and therefore we could in the future avail ourselves of certain reduced corporate governance requirements.

                 will, collectively, hold a majority of the voting power of our outstanding capital stock following the completion of this offering, and therefore we will be considered a “controlled company” as that term is set forth in the rules and regulations of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by a person or group of persons acting together is a “controlled company” and may elect not to comply with certain rules and regulations of Nasdaq regarding corporate governance, including:

•	the requirement that a majority of its board of directors consist of independent directors;

•

the requirement that its director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with board resolutions or a written charter, as applicable, addressing the nominations process and related matters as required under the federal securities laws; and

•	the requirement that its compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These requirements would not apply to us if, in the future, we choose to avail ourselves of the “controlled company” exemption. Although we qualify as a “controlled company,” we do not currently expect to rely on these exemptions and intend to fully comply with all corporate governance requirements under the rules and regulations of Nasdaq. However, if we were to utilize some or all of these exemptions, we would not comply with certain of the corporate governance standards of Nasdaq, which could adversely affect the protections for minority stockholders.

There has been no prior public trading market for our Class A common stock, and an active trading market may not develop or be sustained following this offering.

We intend to apply to list our Class A common stock on Nasdaq under the symbol “PS”. However, there has been no prior public trading market for our Class A common stock. We cannot assure you that an active trading market for our Class A common stock will develop on such exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired or the prices that you may obtain for your shares of our Class A common stock.

Our stock price may be volatile and may decline regardless of our operating performance.

Our stock price is likely to be volatile. The trading prices of technology companies’ securities have been, and we expect them to continue to be, highly volatile. As a result of this volatility, investors may not be able to sell their Class A common stock at or above the initial public offering price. The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including, among others:

•	actual or anticipated fluctuations in our revenue and other results of operations, including as a result of the addition or loss of any number of customers;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us, changes in ratings and financial estimates and the publication of other news by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	changes in operating performance and stock market valuations of SaaS-based software or other technology companies, or those in our industry in particular;

•	the size of our public float;

•	price and volume fluctuations in the trading of our Class A common stock and in the overall stock market, including as a result of trends in the economy as a whole;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business or industry, including data privacy, data protection, and information security;

•	lawsuits threatened or filed against us for claims relating to intellectual property, employment issues, or otherwise;

•	changes in our board of directors or management;

•	short sales, hedging, and other derivative transactions involving our Class A common stock;

•	sales of large blocks of our Class A common stock including sales by our executive officers, directors, and significant stockholders; and

•	other events or factors, including changes in general economic, industry, and market conditions, and trends, as well as any natural disasters, which may affect our operations.

In addition, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management, and harm our business.

Future sales of shares by existing stockholders could cause our stock price to decline.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our Class A common stock in the public market following this offering, the market price of our Class A common stock could decline. Immediately after this offering, we will have              outstanding shares of Class A common stock. Of these shares, the shares sold in this offering will be immediately freely tradable, unless held by an affiliate, and all of the remaining shares of Class A common stock will be restricted as a result of securities laws or lock-up agreements but will be able to be sold after the offering as described in the section titled “Shares Eligible for Future Sale.” In addition, in connection with this offering, we intend to file one or more registration statements on Form S-8 registering the issuance of approximately              shares of Class A common stock subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under these registration statements on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and the restrictions of Rule 144 under the Securities Act of 1933, as amended, in the case of our affiliates. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our Class A common stock could decline.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade our common stock, the price of our Class A common stock could decline.

The trading market for our Class A common stock depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. In addition, if our results of operations fail to meet the forecast of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our stock price and trading volume to decline.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

We anticipate the initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our Class A common stock immediately following this offering. Therefore, if you purchase shares of our Class A common stock in this offering, you will experience immediate dilution of $             per share, the difference between the price per share you pay for our Class A common stock and the pro forma net tangible book value per share as of December 31, 2017, after giving effect to the issuance of shares of our Class A common stock in this offering. See the section titled “Dilution” for additional information.

We have broad discretion in the use of the net proceeds that we receive in this offering.

The principal purposes of this offering are to repay $     million of our outstanding indebtedness under our credit facility, raise additional capital, create a public market for our Class A common stock, and facilitate our future access to the public equity markets. We intend to use $         million of the proceeds of this offering to purchase newly-issued LLC Units from Pluralsight Holdings, as described in the section titled “Organizational Structure—Offering Transactions.” We intend to cause Pluralsight Holdings to use approximately $         million of these proceeds to (i) repay $     million of our outstanding indebtedness under our credit facility; (ii) pay the unpaid expenses of this offering, which we estimate will be $         in the aggregate; and (iii) settle outstanding non-transferable EARs issued by one of our subsidiaries which will vest and be settled in cash upon the completion of this offering, which amount we estimate will be approximately $    . Pluralsight Holdings will also use these proceeds to pay the unpaid expenses of this offering. We may also use a portion of the net proceeds from this offering to satisfy income tax withholding obligations associated with the initial settlement of certain RSUs that will settle on or about                      , 2018. Any remaining proceeds will be used for working capital and other general corporate purposes, including the acquisition of, or investment in complementary products, technologies, solutions, or business, although we have no present commitments or agreements to enter into any acquisitions or investments. Accordingly, our management will have broad discretion over the specific use of the remaining proceeds that we receive in this offering and might not be able to obtain a significant return, if any, on investment of these proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, and results of operations could be harmed.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans, or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors, and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies, and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline.

We generally do not intend to pay dividends following the completion of this offering.

We generally do not intend to pay dividends to the holders of our Class A common stock following the completion of this offering for the foreseeable future, except possibly in connection with maintaining certain aspects of our UP-C structure. See the section titled “—Risks Related to Our Organizational Structure—The disparity between the U.S. corporate tax rate and the U.S. tax rate applicable to non-corporate members of Pluralsight Holdings may complicate our ability to maintain our intended capital structure, which could impose transaction costs on us and require management attention.” Our ability to pay dividends on our Class A common stock is limited by our existing indebtedness, and may be further restricted by the terms of any future debt incurred or preferred securities issued by us or our subsidiaries or law. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, financial condition, and results of operations, current and anticipated cash needs, plans for expansion and any legal or contractual limitation on our ability to pay dividends. As a result, any capital appreciation in the price of our Class A common stock may be your only source of gain on your investment in our Class A common stock.

If, however, we decide to pay a dividend in the future, we would likely need to cause Pluralsight Holdings to make distributions to Pluralsight, Inc. in an amount sufficient to cover cash dividends, if any, declared by us. Deterioration in the consolidated financial condition, earnings, or cash flow of Pluralsight Holdings for any reason could limit or impair its ability to pay cash distributions or other distributions to us. In addition, our ability to pay dividends in the future is dependent upon our receipt of cash from Pluralsight Holdings and its subsidiaries. Pluralsight Holdings and its subsidiaries may be restricted from distributing cash to us by, among other things, law or the documents governing our existing or future indebtedness.

Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may deter third parties from acquiring us and diminish the value of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws may provide for, among other things:

•	a classified board of directors with staggered three year terms;

•	that stockholders may remove directors only for cause;

•

our multi-class structure, which provides Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman, personally and through affiliated entities, the ability to significantly influence the outcome of matters requiring stockholder approval;

•

the ability of our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change in control;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at stockholder meetings;

•	a prohibition on stockholders calling special stockholder meetings; and

•

certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws that may be amended only by the affirmative vote of the holders of at least                      in voting power of all outstanding shares of our stock entitled to vote thereon, voting together as a single class.

These anti-takeover defenses could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated bylaws will designate a state or federal court located within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or other employees.

Our amended and restated bylaws will provide that, for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine, the exclusive forum shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to this provision. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find these provisions of our amended and restated bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could harm our business, financial condition, or results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements under the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and in other sections of this prospectus that are forward-looking statements within the meaning of the federal securities laws. These forward-looking statements, which are subject to a number of risks, uncertainties and assumptions about us, generally relate to future events or our future financial or operating performance. In some cases, you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “should,” “would,” “target,” “project,” “contemplate,” or the negative version of these words and other comparable terminology that concern our expectations, strategy, plans, intentions or projections. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to attract new customers and retain and expand our relationships with existing customers;

•	our ability to expand our course library and develop new platform features;

•	our future financial performance, including trends in billings, revenue, costs of revenue, gross margin, operating expenses, and free cash flow;

•	the demand for, and market acceptance of, our platform or for cloud-based technology learning solutions in general;

•	our ability to compete successfully in competitive markets;

•	our ability to respond to rapid technological changes;

•	our expectations and management of future growth;

•	our ability to enter new markets and manage our expansion efforts, particularly internationally;

•	our ability to attract and retain key employees and qualified technical and sales personnel;

•	our ability to effectively and efficiently protect our brand;

•	our ability to timely scale and adapt our infrastructure;

•	our ability to maintain, protect, and enhance our intellectual property and not infringe upon others’ intellectual property;

•	our ability to successfully identify, acquire, and integrate companies and assets;

•	the amount and timing of any payments we make under our Fourth LLC Agreement and the TRA; and

•	our anticipated uses of net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. These statements are only predictions based primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. There are important factors that could cause our actual results, events, or circumstances to differ materially from the results, events, or circumstances expressed or implied by the forward-looking statements, including those factors discussed in the section titled “Risk Factors” and elsewhere in this prospectus. You should specifically consider the numerous risks outlined in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any of these forward-looking statements after the date of this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

MARKET, INDUSTRY, AND OTHER DATA

Unless otherwise indicated, estimates, and information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, are based on information from various sources, including the independent industry publications set forth below, and are subject to a number of assumptions and limitations. You are cautioned not to give undue weight to these estimates. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, we have not independently verified the accuracy or completeness of the data contained in such sources. The content of the below sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

The sources of certain statistical data, estimates and forecasts contained in this prospectus are the following independent industry publications or reports:

•	The Economist Intelligence Unit, The Quest For Digital Skills: A Multi-Industry Executive Survey, 2016;

•	Tech Pro Research, Research: 77% Plan Further IT Education to Stave Off Obsolescence, September 1, 2014;

•	Deloitte Touche Tohmatsu Limited, Deloitte Review Issue 16, Becoming Irresistible: A New Model for Employee Engagement, January 26, 2015;

•	Association for Talent Development, 2017 State of the Industry Report, December 2017;

•	International Data Corporation, Worldwide and U.S. IT Education and Training Services Forecast, 2017-2021, November 2017;

•	Training Industry, Inc. Size of the Training Industry, April 20, 2017; and

•	Evans Data Corporation, Technical Team Total Addressable Market for Morgan Stanley, January 2018.

The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

ORGANIZATIONAL STRUCTURE

Organizational Structure Following this Offering

The diagram below depicts our organizational structure immediately following the Reorganization Transactions and the completion of this offering assuming no exercise in full by the underwriters of their over-allotment option to purchase additional shares of our Class A common stock.

(1)

Includes (i) the shareholders of Former Members that were corporations and that merged into Pluralsight, Inc., (ii) Former Members who exchanged their LLC Units for stock in Pluralsight, Inc., and (iii) Continuing Members, solely to the extent they contributed a portion of their LLC Units to Pluralsight, Inc. in exchange for Class A common stock, in each case in connection with the Reorganization Transactions, except Aaron Skonnard and his affiliates.

(2)

Includes all Continuing Members, except (i) to the extent such Continuing Member contributed a portion of their LLC Units to Pluralsight, Inc. in exchange for Class A common stock in connection with the Reorganization Transactions and (ii) Aaron Skonnard and his affiliates.

Immediately following this offering, Pluralsight, Inc. will be a holding company and its principal asset will be a controlling equity interest in Pluralsight Holdings. As the sole managing member of Pluralsight Holdings, Pluralsight, Inc. will operate and control all of the business and affairs of Pluralsight Holdings and, through Pluralsight Holdings and its subsidiaries, conduct our business. Pluralsight, Inc. will consolidate Pluralsight Holdings in its consolidated financial statements and will report a non-controlling interest related to the LLC Units held by the Continuing Members on its consolidated financial statements.

Investors participating in this offering will, by contrast, hold equity in Pluralsight, Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of our Class A common stock. The Continuing Members and Pluralsight, Inc. will incur U.S. federal, state, and local income taxes on their proportionate share of any taxable income of Pluralsight Holdings as calculated pursuant to the Fourth LLC Agreement. As described below, each of the Continuing Members will also hold a number of shares of Class B common stock or Class C common stock, as applicable, of Pluralsight, Inc. equal to the number of LLC Units held by such person, except to the extent such Continuing Member contributed a portion of their LLC Units to Pluralsight, Inc. in exchange for Class A common stock in connection with the Reorganization Transactions. Although these shares have no economic rights, they will allow such Continuing Members to directly exercise voting power at Pluralsight, Inc., the managing member of Pluralsight Holdings. Under our amended and restated certificate of incorporation, each share of Class B common stock shall be entitled to one vote and each share of Class C common stock shall be entitled to 10 votes. When an LLC Unit is exchanged by a Continuing Member (which we would generally expect to occur in connection with a sale or other transfer), a corresponding share of Class B common stock or Class C common stock, as applicable, held by the exchanging owner will also be exchanged and will be cancelled.

Incorporation of Pluralsight, Inc.

Pluralsight, Inc. was incorporated in Delaware in December 2017. Pluralsight, Inc. has not engaged in any business or other activities except in connection with its incorporation. Pluralsight, Inc.’s amended and restated certificate of incorporation will authorize three classes of common stock, Class A common stock, Class B common stock, and Class C common stock, each having the terms described in the section titled “Description of Capital Stock.”

Following this offering, each Continuing Member will hold a number of shares of our Class B common stock or Class C common stock, as applicable, equal to the number of LLC Units held by such Continuing Member, each of which provides its holder with no economic rights but entitles the holder to one vote or 10 votes, respectively, on matters presented to Pluralsight, Inc.’s stockholders, as described in the sections titled “Description of Capital Stock—Common Stock—Class B Common Stock” and “Description of Capital Stock—Common Stock—Class C Common Stock.” Holders of Class A common stock, Class B common stock, and Class C common stock vote together as a single class on all matters presented to Pluralsight, Inc.’s stockholders for their vote or approval, except as otherwise required by applicable law.

Reorganization Transactions

The amendment and restatement of the third amended and restated limited liability company agreement of Pluralsight Holdings and related transactions described below are collectively referred to as the “Reorganization Transactions.”

Before the completion of this offering, the third amended and restated limited liability company agreement of Pluralsight Holdings will be amended and restated to, among other things, appoint Pluralsight, Inc. as its sole managing member, effectuate the conversion of all outstanding redeemable convertible preferred limited liability company units, incentive units, and Class B incentive units and reclassification of all outstanding limited liability company common units into non-voting limited liability company common units. Additionally, prior to the completion of this offering, certain Members that are corporations will merge with and into Pluralsight, Inc. and certain Members will contribute certain of their LLC Units to Pluralsight, Inc. in exchange for Class A common stock.

As the sole managing member of Pluralsight Holdings, Pluralsight, Inc. will have the right to determine when distributions will be made to the unit holders of Pluralsight Holdings and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below). If Pluralsight, Inc. authorizes a distribution, such distribution will be made to the holders of LLC Units, including Pluralsight, Inc., pro rata in accordance with their respective ownership of Pluralsight Holdings, provided that Pluralsight, Inc. as sole managing member will be entitled to non-pro rata distributions for certain fees and expenses.

Upon the consummation of this offering, Pluralsight, Inc. will be a holding company and its principal asset will be a controlling equity interest in Pluralsight Holdings. As such, Pluralsight, Inc. will have no independent means of generating revenue. Pluralsight Holdings will be treated as a partnership for U.S. federal income tax purposes and, as such, will generally not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC Units, including Pluralsight, Inc. Accordingly, Pluralsight, Inc. will incur income taxes on its allocable share of any net taxable income of Pluralsight Holdings. Pursuant to the Fourth LLC Agreement, Pluralsight Holdings will make cash distributions to the owners of LLC Units in an amount sufficient to fund their tax obligations in respect of the cumulative taxable income in excess of cumulative taxable losses of Pluralsight Holdings that is allocated to them, to the extent previous tax distributions from Pluralsight Holdings have been insufficient. In addition to tax expenses, Pluralsight, Inc. also will incur expenses related to its operations, plus payments under the TRA, which Pluralsight, Inc. expects will be significant. Pluralsight, Inc. intends to cause Pluralsight Holdings to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow Pluralsight, Inc. to pay its taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRA.

The Continuing Members of Pluralsight Holdings, from time to time following this offering, may, subject to the terms of the Fourth LLC Agreement, exchange their LLC Units, together with the corresponding shares of Class B common stock or Class C common stock, as applicable, for cash or shares of Class A common stock, on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications, and other similar transactions, or, at Pluralsight, Inc.’s option, have such LLC Units redeemed by Pluralsight Holdings for cash or Class A common stock contributed to Pluralsight Holdings by Pluralsight, Inc. When an LLC Unit, together with cash or a share of our Class B common stock or Class C common stock, as applicable, is exchanged for cash or a share of Pluralsight, Inc.’s Class A common stock or, at Pluralsight, Inc.’s option, redeemed for cash or Class A common stock, the corresponding share of our Class B common stock or Class C common stock, as applicable, will be cancelled. The Fourth LLC Agreement will provide that as a general matter a Continuing Member will not have the right to exchange LLC Units if Pluralsight, Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with us to which the Continuing Member may be subject, including the Fourth LLC Agreement. Additionally, the Fourth LLC Agreement contains restrictions on redemptions and exchanges intended to prevent Pluralsight Holdings from being treated as a “publicly traded partnership” for U.S. federal income tax purposes. These restrictions are modeled on certain safe harbors provided for under applicable U.S. federal income tax law. Pluralsight, Inc. may impose additional restrictions on exchange that Pluralsight, Inc. determines to be necessary or advisable so that Pluralsight Holdings is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges LLC Units and Class B common stock or Class C common stock, as applicable, for cash or shares of Class A common stock or a redemption transaction is effected, the number of LLC Units held by Pluralsight, Inc. is correspondingly increased as it acquires the exchanged LLC Units or funds the redemption transaction, and a corresponding number of shares of Class B common stock or Class C common stock, as applicable, are cancelled. See the section titled “Certain Relationships and Related Party Transactions—Fourth Amended and Restated LLC Agreement.”

As noted above, each of the Continuing Members will also hold a number of shares of our Class B common stock or Class C common stock, as applicable, initially equal to the number of LLC Units held by such person, except to the extent such Continuing Member contributed a portion of their LLC Units to Pluralsight, Inc. in exchange for Class A common stock in connection with the Reorganization Transactions. Although these shares have no economic rights, they will allow such Continuing Members to directly exercise voting power at Pluralsight, Inc., the managing member of Pluralsight Holdings. Under Pluralsight, Inc.’s amended and restated certificate of incorporation, each share of Class B common stock will be entitled to one vote and each share of Class C common stock will be entitled to 10 votes.

This Offering

In connection with the completion of this offering, Pluralsight, Inc. intends to use a portion of the proceeds it receives from this offering to purchase LLC Units from Pluralsight Holdings at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts and commissions. Assuming that the shares of Class A common stock to be sold in this offering are sold at $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, at the time of this offering, Pluralsight, Inc. will purchase from Pluralsight Holdings              LLC Units for an aggregate of $             (or              LLC Units for an aggregate of $             if the underwriters’ exercise in full their option to purchase additional shares of Class A common stock). Pluralsight Holdings will bear or reimburse Pluralsight, Inc. for all of the expenses of this offering. Accordingly, following this offering, Pluralsight, Inc. will hold a number of LLC Units that is equal to the number of shares of Class A common stock that it has issued, a relationship that we believe fosters transparency because it results in a single share of Class A common stock representing the same percentage ownership in Pluralsight Holdings as a single LLC Unit.

Following This Offering

The Continuing Members of Pluralsight Holdings, from time to time following this offering, may, subject to the terms of the Fourth LLC Agreement, exchange their LLC Units, together with the corresponding shares of Class B common stock or Class C common stock, as applicable, for shares of Class A common stock (or cash, at our option), on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications, and other similar transactions, or, at our option, have such LLC Units redeemed by Pluralsight Holdings for cash or Class A common stock contributed to Pluralsight Holdings by us. These exchanges and redemptions are expected to result in increases in the tax basis of the assets of Pluralsight Holdings that otherwise would not have been available. Increases in tax basis resulting from such exchanges may reduce the amount of tax that Pluralsight, Inc. would otherwise be required to pay in the future. This tax basis may also decrease the gains (or increase the losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

Pluralsight, Inc. will enter into a TRA with the Continuing Members that will provide for the payment by Pluralsight, Inc. of approximately     % of the amount of the calculated tax savings, if any, that Pluralsight, Inc. realizes, or in some circumstances is deemed to realize, as a result of this existing and increased tax basis and certain other tax benefits related to it entering into the TRA, including tax benefits attributable to payments under the TRA. These payment obligations are obligations of Pluralsight, Inc. and not of Pluralsight Holdings. See the section titled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for additional information.

Pluralsight, Inc. may accumulate cash balances in future years resulting from distributions from Pluralsight Holdings exceeding its tax or other liabilities. To the extent Pluralsight, Inc. does not use such cash balances to pay a dividend on or repurchase shares of Class A common stock and instead decides to hold or recontribute such cash balances to Pluralsight Holdings for use in its operations, Continuing Members who exchange LLC Units and shares of Class B common stock or Class C common stock, as applicable, for shares of Class A common stock in the future could also benefit from any value attributable to such accumulated cash balances.

As a result of the Reorganization Transactions and this offering, upon completion of this offering:

•	Our Class A common stock will be held as follows:

•	shares (or shares if the underwriters’ exercise in full their over-allotment option to purchase additional shares of Class A common stock) by investors in this offering;

•	shares by the Former Members;

•	shares by Continuing Members, other than Mr. Skonnard and his affiliates; and

•	shares by Mr. Skonnard and his affiliates.

•	Our Class B common stock (together with the same amount of LLC Units) will be held as follows:

•	shares and LLC Units by the Continuing Members, other than Aaron Skonnard and his affiliates.

•	Our Class C common stock (together with the same amount of LLC Units) will be held as follows:

•	shares and LLC Units by Aaron Skonnard and his affiliates.

•	The combined voting power in Pluralsight, Inc. will be as follows:

•	% for investors in this offering (or % if the underwriters’ exercise in full their over-allotment option to purchase additional shares of Class A common stock);

•	% for the Former Members (or % if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A common stock);

•

    % for the Continuing Members, other than Aaron Skonnard and his affiliates (or     % if the underwriters’ exercise in full their over-allotment option to purchase additional shares of Class A common stock); and

•	% for Aaron Skonnard and his affiliates (or % if the underwriters’ exercise in full their over-allotment option to purchase additional shares of Class A common stock).

USE OF PROCEEDS

We estimate that the net proceeds from the sale of              shares of our Class A common stock in this offering will be approximately $         million, based on an assumed initial offering price of $         share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ exercise in full their over-allotment option to purchase additional shares of Class A common stock, based on the same assumptions, we estimate our net proceeds will be approximately $         million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, respectively, the net proceeds to us by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1,000,000 in the number of shares of our Class A common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $         million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our financial flexibility, increase our visibility in the marketplace, and create a public market for our Class A common stock.

We intend to use the net proceeds to purchase newly-issued LLC Units from Pluralsight Holdings, as described in the section titled “Organizational Structure—Reorganization Transactions.” We intend to cause Pluralsight Holdings to (i) repay $     million of its outstanding indebtedness under its credit facility, which credit facility is described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Commitments and Contractual Obligations,” which, as of December 31, 2017, had an outstanding balance of $116.6 million, and the related prepayment premium of 1.5%, which was $1.7 million as of December 31, 2017, plus any accrued interest, (ii) pay the unpaid expenses of this offering, which we estimate will be $           in the aggregate, and (iii) settle outstanding non-transferable equity appreciation rights, or EARs, issued by one of our subsidiaries which will vest and be settled in cash upon the completion of this offering, which amount we estimate will be $         based on the number of EARs outstanding as of December 31, 2017 for which the service condition had been satisfied and based on an assumed price of our Class A common stock at the time of settlement being equal to $        , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. We may also use a portion of the net proceeds from this offering to satisfy income tax withholding obligations associated with the initial settlement of certain RSUs that will settle on or about         , 2018. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Equity-Based Compensation.” We intend to use the remainder of the net proceeds from the offering, if any, for working capital and other general corporate purposes, including the acquisition of, or investment in complementary products, technologies, solutions, or business, although we have no present commitments or agreements to enter into any acquisitions or investments.

Other than as discussed above, we do not have more specific plans for the net proceeds from this offering. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds. As of the date of this prospectus, we intend to invest the net proceeds in short-term interest-bearing investment-grade securities, certificates of deposit or government securities. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that these funds are readily available to fund our operations.

DIVIDEND POLICY

We do not intend to pay any cash dividends on our Class A common stock.

We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends on our Class A common stock will be made at the discretion of our board of directors subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions, and capital requirements. Holders of our Class B common stock and Class C common stock are not entitled to participate in any dividends declared by our board of directors. Our ability to pay cash dividends on our capital stock may also be limited by the terms of our existing indebtedness and the terms of any future debt or preferred securities or future credit facility.

Immediately following this offering, we will be a holding company, and our principal asset will be a controlling equity interest in Pluralsight Holdings. If, however, we decide to pay a dividend in the future, we would likely need to cause Pluralsight Holdings to make distributions to us in an amount sufficient to cover such dividend. If Pluralsight Holdings makes such distributions to us, the other holders of LLC Units will be entitled to receive pro rata distributions. See the section titled “Risk Factors—Risks Related to Our Organizational Structure—The disparity between the U.S. corporate tax rate and the U.S. tax rate applicable to non-corporate members of Pluralsight Holdings may complicate our ability to maintain our intended capital structure, which could impose transaction costs on us and require management attention” with respect to the cash that we may receive from Pluralsight Holdings which is intended to allow us to pay the income taxes we owe by reason of our equity interest in Pluralsight Holdings but which may exceed the amount of such taxes.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2017:

•	on an actual basis;

•	on a pro forma basis, to reflect the Reorganization Transactions; and

•

on a pro forma as adjusted basis to reflect (i) the adjustments described above, (ii) the sale and issuance of              shares of Class A common stock pursuant to this offering, based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (iii) the use of proceeds from this offering to (a) repay $     million of the outstanding indebtedness under our credit facility, which, as of December 31, 2017, had an outstanding balance of $116.6 million, and the related prepayment premium of 1.5% and accrued interest, and (b) settle outstanding non-transferable EARs issued by one of our subsidiaries which will vest and be settled in cash upon the completion of this offering, which we estimate will be $             based on the number of EARs outstanding as of December 31, 2017 for which the service condition had been satisfied and that the price of our Class A common stock at the time of settlement was equal to $            , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

The pro forma and pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in this table together with Pluralsight Holdings’ consolidated financial statements and related notes included elsewhere in this prospectus and the sections titled “Selected Consolidated Financial and Other Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2017
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$28,267	$	$

Long-term debt, net	$116,037
Redeemable convertible preferred units	405,766
Members’/stockholders’ (deficit) equity:
Preferred stock, $0.001 par value per share, no shares authorized, issued, and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Class A common stock, $0.001 par value per share: no shares authorized, issued, and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class B common stock, $0.001 par value per share, no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class C common stock, $0.001 par value per share, no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	—
Members’ capital	—
Accumulated other comprehensive income	25
Accumulated deficit	(445,102)

Total members’/stockholders’ (deficit) equity attributable to Pluralsight	(445,077)

	As of December 31, 2017
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands, except share and per share data)
Non-controlling interest	—

Total capitalization	$76,726	$	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total members’/stockholders’ (deficit) equity, and total capitalization by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) cash and cash equivalents, additional paid-in capital, total members’/stockholders’ (deficit) equity and total capitalization by $             million, assuming the assumed initial public offering price remains the same, after deducting estimated underwriting discounts and commissions. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters elect to exercise their over-allotment option to purchase additional shares of our Class A common stock from us in full, pro forma as adjusted cash, and cash equivalents, additional paid-in capital, total members’/stockholders’ (deficit) equity, and total capitalization would be $            , $            , $            , and $            , respectively.

The number of shares of our common stock that will be outstanding after this offering excludes the following:

•

15,791,871 incentive units that were outstanding as of December 31, 2017, with a weighted-average threshold price of $6.50 per unit and a weighted-average catch-up price of $2.97 per unit, that will convert into              in connection with this offering (based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus);

•

3,000,000 Class B incentive units that were outstanding as of December 31, 2017, with a threshold price of $9.42 per unit and a catch-up price of $2.64 per unit, that will convert into              in connection with this offering (based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus);

•	2,178,450 RSUs of Pluralsight Holdings that were outstanding as of December 31, 2017, that will convert into RSUs of Pluralsight, Inc. on a one-for-one basis in connection with this offering;

•	2,458,183 RSUs of Pluralsight Holdings that were granted after December 31, 2017, that will convert into RSUs of Pluralsight, Inc. on a one-for-one basis in connection with this offering;

•	3,000,000 Class B RSUs of Pluralsight Holdings that were outstanding as of December 31, 2017 and that will remain as RSUs of Pluralsight Holdings following this offering;

•	424,242 shares of our Class A common stock issuable upon the exercise of warrants issued after December 31, 2017, with an exercise price of $8.25 per share; and

•	shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:

•

             additional shares of Class A common stock, reserved for future issuance under our 2018 Plan (including shares of Class A common stock issuable upon the exercise of stock options and vesting and settlement of RSUs which we intend to grant in connection with this offering as set forth below), as well as any annual increases in the number of shares of Class A common stock reserved for future issuance under our 2018 Plan, which will become effective in connection with the completion of this offering; and

•

The shares reserved for future issuance under the 2018 Plan include              shares of Class A common stock (based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) issuable upon the exercise of stock options which we intend to grant in connection with this offering; and

•

The shares reserved for future issuance under the 2018 Plan include              shares of Class A common stock subject to RSUs (based on an assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) which we intend to grant in connection with this offering.

•

             additional shares of Class A common stock, subject to increase on an annual basis, reserved for future issuance under our ESPP, which will become effective in connection with the completion of this offering.

DILUTION

The Continuing Members will maintain their LLC Units in Pluralsight Holdings after the Reorganization Transactions. Because the Continuing Members do not own any Class A common stock, except to the extent such Continuing Member contributed a portion of their LLC Units to Pluralsight, Inc. in exchange for Class A common stock in connection with the Reorganization Transactions, or have any right to receive distributions from Pluralsight, Inc., we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the holders of LLC Units (other than Pluralsight, Inc.) had their LLC Units exchanged for newly-issued shares of Class A common stock on a one-to-one basis and the exchange and cancellation of all of their shares of Class B common stock and Class C common stock, as applicable (which are not entitled to receive distributions or dividends, whether cash or stock from Pluralsight, Inc.), in order to more meaningfully present the potential dilutive impact on the investors in this offering. We refer to the assumed exchange of all LLC Units for shares of Class A common stock as described in the previous sentence as the “Assumed Exchange.”

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the amount per share paid by purchasers of shares of Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after the completion of this offering.

Pro forma net tangible book value per share of Pluralsight, Inc. is determined by dividing our total tangible assets less our total liabilities by the total number of shares of Class A common stock outstanding prior to the completion of this offering. As of December 31, 2017, Pluralsight Holdings’ historical net tangible book deficit was approximately $             million, or $             per common unit. After giving effect to the Reorganization Transactions and the Assumed Exchange, our pro forma net tangible book value as of December 31, 2017, was approximately $             million, or $             per share, based on the total number of shares of our Class A common stock deemed to be outstanding as of December 31, 2017.

After giving further effect to receipt of the net proceeds of our sale of              shares of Class A common stock at an assumed initial offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been approximately $             million, or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to investors purchasing Class A common stock in this offering.

The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2017	$
Increase in pro forma net tangible book value per share attributable to investors purchasing shares of our Class A common stock in this offering

Pro forma as adjusted net tangible book value per share of our Class A common stock immediately after the completion of this offering

Dilution in pro forma net tangible book value per share to investors purchasing shares in this offering		$

If the underwriters exercise in full their over-allotment option to purchase additional shares in this offering, the pro forma as adjusted net tangible book value would be $             per share, the increase in the pro forma net tangible book value per share for existing stockholders would be $             per share and the dilution to new investors participating in this offering would be $             per share.

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted net tangible book value, by $             per share and the dilution per share to new investors by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions.

We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 shares in the number of shares we are offering would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $             million, or $             per share, and the pro forma dilution per share to investors in this offering by $             per share, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions.

The pro forma information discussed above is illustrative only and will change based on the actual initial public offering price, number of shares and other terms of this offering determined at pricing.

The table below summarizes, as of December 31, 2017, after giving effect to the Assumed Exchange and the sale by us of shares of our Class A common stock in this offering, the number of shares of our common stock, the total consideration, and the average price per share (i) paid to us by our existing stockholders, which are the Members, and (ii) to be paid by new investors participating in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors purchasing shares of our Class A common stock in this offering

Total		100%		$	100%

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our Class A common stock from us. If the underwriters exercise in full their option to purchase additional shares, the number of shares held by existing stockholders, which are the Members, will be reduced to     % of the total number of shares of capital stock to be outstanding upon completion of this offering, and the number of shares of common stock held by new investors participating in this offering will be further increased to     % of the total number of shares of capital stock to be outstanding upon completion of the offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, as applicable, the total consideration paid by new investors by $             and increase or decrease, as applicable, the percent of total consideration paid by new investors by     %, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares offered by us would increase or decrease, as applicable, total consideration paid by new investors by $            , assuming that the assumed initial price to the public remains the same, and after deducting estimated underwriting discounts and commissions.

The number of shares of our common stock that will be outstanding after this offering excludes the following:

•

15,791,871 incentive units that were outstanding as of December 31, 2017, with a weighted-average threshold price of $6.50 per unit and a weighted-average catch-up price of $2.97 per unit, that will convert into              in connection with this offering (based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus);

•

3,000,000 Class B incentive units that were outstanding as of December 31, 2017, with a threshold price of $9.42 per unit and a catch-up price of $2.64 per unit, that will convert into              in connection with this offering (based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus);

•	2,178,450 RSUs of Pluralsight Holdings that were outstanding as of December 31, 2017, that will convert into RSUs of Pluralsight, Inc. on a one-for-one basis in connection with this offering;

•	2,458,183 RSUs of Pluralsight Holdings that were granted after December 31, 2017, that will convert into RSUs of Pluralsight, Inc. on a one-for-one basis in connection with this offering;

•	3,000,000 Class B RSUs of Pluralsight Holdings that were outstanding as of December 31, 2017 and that will remain as RSUs of Pluralsight Holdings following this offering;

•	424,242 shares of our Class A common stock issuable upon the exercise of warrants issued after December 31, 2017, with an exercise price of $8.25 per share; and

•	shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:

•

             additional shares of Class A common stock, reserved for future issuance under our 2018 Plan (including shares of Class A common stock issuable upon the exercise of stock options and vesting and settlement of RSUs which we intend to grant in connection with this offering as set forth below), as well as any annual increases in the number of shares of Class A common stock reserved for future issuance under our 2018 Plan, which will become effective in connection with the completion of this offering; and

•

The shares reserved for future issuance under the 2018 Plan include             shares of Class A common stock (based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) issuable upon exercise of stock options which we intend to grant in connection with this offering; and

•

The shares reserved for future issuance under the 2018 Plan include             shares of Class A common stock subject to RSUs (based on an assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) which we intend to grant in connection with this offering.

•

             additional shares of Class A common stock, subject to increase on an annual basis, reserved for future issuance under our ESPP, which will become effective in connection with the completion of this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present the selected historical consolidated financial information and other data for Pluralsight Holdings and its consolidated subsidiaries. Pluralsight Holdings is the predecessor of the issuer, Pluralsight, Inc., for financial reporting purposes. The selected consolidated financial and other data of Pluralsight, Inc. has not been presented since Pluralsight, Inc. is a newly incorporated entity, has had no business transactions or activities to date, and had no assets or liabilities during the periods presented in this section. The following selected consolidated financial data for Pluralsight Holdings and its consolidated subsidiaries should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2016 and 2017, and the selected consolidated balance sheet data as of December 31, 2016 and 2017, are derived from the audited consolidated financial statements and related notes of Pluralsight Holdings included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

	Year Ended December 31,
	2015	2016	2017
	(in thousands, except per unit amounts)
Revenue	$108,422	$131,841	$166,824
Cost of revenue(1)(2)	33,245	40,161	49,828

Gross profit	75,177	91,680	116,996

Operating expenses(1)(2):
Sales and marketing	44,872	51,234	103,478
Technology and content	33,146	36,159	49,293
General and administrative	15,916	18,130	46,971

Total operating expenses	93,934	105,523	199,742

Loss from operations	(18,757)	(13,843)	(82,746)
Other (expense) income:
Interest expense	(7,399)	(6,320)	(11,665)
Loss on debt extinguishment	—	—	(1,882)
Other income, net	(18)	45	81

Loss before income taxes	(26,174)	(20,118)	(96,212)
Provision for income taxes	(186)	(494)	(324)

Net loss	$(26,360)	$(20,612)	$(96,536)

Less: accretion of Series A redeemable convertible preferred units	(55,300)	(6,325)	(63,800)

Net loss attributable to common units	$(81,660)	$(26,937)	$(160,336)

Net loss per unit, basic and diluted(3)	$(1.72)	$(0.57)	$(3.34)

Weighted average common units used in computing basic and diluted net loss per unit(3)	47,429	47,480	47,957

Pro forma net loss per unit, basic and diluted (unaudited)(3)			$(1.00)

Pro forma weighted average common units used in computing basic and diluted net loss per unit (unaudited)(3)			96,405

(1)	Includes equity-based compensation expense as follows:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Cost of revenue	$39	$20	$20
Sales and marketing	1,896	1,462	2,624
Technology and content	2,203	2,050	1,966
General and administrative	865	2,206	17,171

Total equity-based compensation	$5,003	$5,738	$21,781

(2)	Includes amortization of acquired intangible assets as follows:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Cost of revenue	$6,555	$6,565	$7,008
Sales and marketing	1,077	643	721
Technology and content	611	706	706
General and administrative	130	120	91

Total amortization of acquired intangible assets	$8,373	$8,034	$8,526

(3)

See Note 1 and Note 12 to Pluralsight Holdings’ consolidated financial statements included elsewhere in this prospectus for an explanation of the methods used to calculate basic, diluted and pro forma net loss per unit.

	As of December 31,
	2015	2016	2017
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,389	$19,397	$28,267
Working (deficit) capital(1)	(7,664)	19,212	31,199
Total assets	192,984	214,972	236,420
Deferred revenue, current and non-current	55,795	72,683	111,301
Redeemable convertible preferred units	305,294	341,966	405,766
Total members’/stockholders’ deficit	(286,134)	(307,230)	(445,077)

(1)	Working (deficit) capital is calculated as current assets less current liabilities, excluding deferred revenue.

Key Business Metrics

We monitor business customers, billings, and certain related key business metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

				Growth Rate
	Year Ended December 31,			Year Ended December 31,
	2015	2016	2017	2016	2017
	(dollars in thousands)
Business customers (end of period)	10,517	12,043	14,463	15%	20%
Billings	$130,043	$149,231	$205,807	15%	38%
Billings from business customers	$83,663	$104,861	$162,965	25%	55%
% of billings from business customers	64%	70%	79%

Business customers

We use the number of business customers to measure and monitor the growth of our business and the success of our sales and marketing activities, and believe that the growth of our business customer base is indicative of our long-term billings and revenue growth potential. We define a business customer as a unique account in our customer relationship management system that had an active paying subscription at the end of the period presented. Each unique account in our customer relationship management system is considered a unique business customer as the system does not create unique accounts for individual customers, and, in some cases, there may be more than one business customer within a single organization.

Billings

We use billings to measure and monitor our ability to provide our business with the working capital generated by upfront payments from our customers and our ability to sell subscriptions to our platform to both existing and new customers. Billings represent our total revenue plus the change in deferred revenue in the period, as presented in our consolidated statements of cash flows. Billings in any particular period represent amounts invoiced to our customers and reflect subscription renewals and upsells to existing customers plus sales to new customers. Our pricing and subscription periods vary for business customers and individual customers. Subscription periods for our business customers generally range from one to three years, with a majority being one year, as we only recently began offering subscription periods greater than one year. We typically invoice our business customers in advance in annual installments. Subscription periods for our individual customers range from one month to one year and we typically invoice them in advance in monthly or annual installments.

We use billings from business customers and our percentage of billings from business customers to measure and monitor our ability to sell subscriptions to our platform to business customers. We believe that billings from business customers will be a significant source of future revenue growth and a key factor affecting our long-term performance. We expect our billings from business customers to continue to increase as a percentage of billings over the long term.

As our billings continue to grow in absolute terms, we expect our billings growth rate to decline over the long term as we achieve scale in our business. As we recognize revenue from subscription fees ratably over the term of the contract, due to the difference in timing of billings received and when we recognize revenue, changes to our billings and billings growth rates are not immediately reflected in our revenue and revenue growth rates.

Non-GAAP Financial Measures

	Year Ended December 31,
	2015	2016	2017
	(dollars in thousands)
Non-GAAP gross profit	$81,771	$98,265	$124,024
Non-GAAP gross margin	75%	75%	74%
Non-GAAP operating loss	$(5,381)	$(71)	$(52,439)
Free cash flow	$1,699	$(7,927)	$(20,472)

Non-GAAP gross profit and non-GAAP gross margin

Non-GAAP gross profit is a non-GAAP financial measure that we define as gross profit plus equity-based compensation and amortization related to acquired intangible assets. We define non-GAAP gross margin as our non-GAAP gross profit divided by our revenue. We believe non-GAAP gross profit and non-GAAP gross margin are useful to investors as they eliminate the impact of certain non-cash expenses and allow a direct comparison of these measures between periods without the impact of non-cash expenses. We believe these non-GAAP measures are useful in evaluating our operating performance compared to that of other companies in our industry, as these metrics generally eliminate the effects of certain non-cash items that may vary from company to company for reasons unrelated to overall profitability.

See the section below titled “—Reconciliation of Non-GAAP Financial Measures” for information regarding the limitations of using our non-GAAP gross profit and non-GAAP gross margin as a financial measure and for a reconciliation of our non-GAAP gross profit to gross profit, the most directly comparable financial measure calculated in accordance with GAAP.

Non-GAAP operating loss

Non-GAAP operating loss is a non-GAAP financial measure that we define as loss from operations plus equity-based compensation and amortization related to acquired intangible assets. We believe non-GAAP operating loss provides investors with useful information on period-to-period performance as evaluated by management and comparison with our past financial performance. We believe non-GAAP operating loss is useful in evaluating our operating performance compared to that of other companies in our industry, as this metric generally eliminates the effects of certain items that may vary from company to company for reasons unrelated to overall operating performance.

See the section below titled “—Reconciliation of Non-GAAP Financial Measures” for information regarding the limitations of using our non-GAAP operating loss as a financial measure and for a reconciliation of our non-GAAP operating loss to loss from operations, the most directly comparable financial measure calculated in accordance with GAAP.

Free cash flow

We define free cash flow as net cash provided by (used in) operating activities less purchases of property and equipment and purchases of our content library and other intangible assets. We consider free cash flow to be an important measure because it measures the amount of cash we spend or generate and reflects changes in our working capital. For 2015, 2016, and 2017, our free cash flow included cash paid for interest on our long-term debt of $6.5 million, $5.5 million, and $6.9 million, respectively. For 2016 and 2017, our free cash flow was negative as a result of our continued investments to support the growth of our business. We expect our free cash flow to improve as we experience greater scale in our business and improve operational efficiency, as well as reduce our cash paid for interest on our long-term debt following the repayment of $         million of the outstanding indebtedness under our credit facility in connection with this offering. We expect to generate positive free cash flow over the long term.

See the section below titled “—Reconciliation of Non-GAAP Financial Measures” for information regarding the limitations of using free cash flow as a financial measure and for a reconciliation of free cash flow to net cash provided by (used in) operations, the most directly comparable financial measure calculated in accordance with GAAP.

Reconciliation of Non-GAAP Financial Measures

We use non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss, and free cash flow in conjunction with traditional GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our board of directors concerning our financial performance. Our definitions may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. Thus, our non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss, and free cash flow should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

We compensate for these limitations by providing a reconciliation of non-GAAP gross profit, non-GAAP operating loss, and free cash flow to the related GAAP financial measures, gross profit, loss from operations, and net cash provided by (used in) operating activities, respectively. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss, and free cash flow in conjunction with their respective related GAAP financial measures.

The following table provides a reconciliation of gross profit to non-GAAP gross profit:

	Year Ended December 31,
	2015	2016	2017
	(dollars in thousands)
Gross profit	$75,177	$91,680	$116,996
Equity-based compensation	39	20	20
Amortization of acquired intangible assets	6,555	6,565	7,008

Non-GAAP gross profit	$81,771	$98,265	$124,024

Gross margin	69%	70%	70%
Non-GAAP gross margin	75%	75%	74%

The following table provides a reconciliation of loss from operations to non-GAAP operating loss:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Loss from operations	$(18,757)	$(13,843)	$(82,746)
Equity-based compensation	5,003	5,738	21,781
Amortization of acquired intangible assets	8,373	8,034	8,526

Non-GAAP operating loss	$(5,381)	$(71)	$(52,439)

The following table provides a reconciliation of net cash provided by (used in) operating activities to free cash flow:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Net cash provided by (used in) operating activities	$11,942	$4,468	$(12,139)
Less: purchases of property and equipment	(7,954)	(10,142)	(5,951)
Less: purchases of content library	(2,289)	(2,253)	(2,382)

Free cash flow	$1,699	$(7,927)	$(20,472)

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated balance sheet as of December 31, 2017 and unaudited pro forma consolidated statements of operations for the year ended December 31, 2017 present our consolidated financial position and results of operations to reflect (i) the Reorganization Transactions, (ii) the sale and issuance of Class A common stock pursuant to this offering, and (iii) the use of proceeds from this offering to (a) repay $             million of our term loan under our credit facility and (b) settle outstanding non-transferable EARs issued by one of our subsidiaries which will vest and be settled in cash upon the completion of this offering. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2017 assumes the Reorganization Transactions and this offering were completed on January 1, 2017. The unaudited pro forma consolidated balance sheet as of December 31, 2017 assumes the Reorganization Transactions and this offering were completed on December 31, 2017.

The unaudited pro forma consolidated financial information has been prepared based on our historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma consolidated financial information. The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly attributable to the Reorganization Transactions or this offering. In addition, the unaudited pro forma consolidated statements of operations reflect only those adjustments that are expected to have a continuing impact on our results of operations. The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and do not purport to represent our consolidated results of operations or consolidated financial position that would actually have occurred had the Reorganization Transactions and this offering referred to above been consummated on the dates assumed or to project our consolidated results of operations or consolidated financial position for any future date or period.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

As described in greater detail under the sections titled “Organizational Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement,” in connection with the completion of this offering, we will enter into the TRA with the TRA Members, which will provide for the payment by Pluralsight, Inc. to the TRA Members of     % of the applicable savings, if any, that Pluralsight, Inc. may realize, or be deemed to realize (using the actual applicable U.S. federal income tax rate in effect for the tax period and an assumed, weighted-average state and local income tax rate based on applicable period apportionment factors), as a result of (1) certain tax attributes that are created as a result of the exchanges of their LLC Units (calculated under certain assumptions), (2) tax benefits related to imputed interest, and (3) payments under the TRA. Due to the uncertainty in the amount and timing of future exchanges of LLC Units by the TRA Members, and the uncertainty of when those exchanges will ultimately result in tax savings as we currently do not generate taxable income, the unaudited pro forma consolidated financial information assumes that no exchanges of LLC Units have occurred and therefore no increases in tax basis in Pluralsight, Inc.’s assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information. However, if all of the TRA Members were to exchange their LLC Units, we would recognize a deferred tax asset of approximately $         million and a liability of approximately $             million, assuming (i) that the TRA Members redeemed or exchanged all of their LLC Units immediately after the completion of this offering at the assumed initial public offering price of $         per share of our Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, (ii) no material changes in relevant tax law, (iii) a constant corporate tax rate of         %, and (iv) that we earn sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the TRA. For each 5% increase (decrease) in the amount of LLC Units exchanged by the TRA Members, our deferred tax asset would increase (decrease) by approximately $

million and the related liability would increase (decrease) by approximately $         million, assuming that the price per share and corporate tax rate remain the same. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of shares of our Class A common stock at the time of the exchange, and the tax rates then in effect.

The unaudited pro forma consolidated financial information should be read together with the sections titled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Pluralsight Holdings’ historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of December 31, 2017

	Pluralsight Holdings Actual	Reorganization Transactions Adjustments		As Adjusted Before Offering	Initial Public Offering Adjustments		Pluralsight, Inc. Pro Forma
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$28,267					(2),(7),(8)
Accounts receivable, net	38,229
Prepaid expenses and other current assets	5,125

Total current assets	71,621
Property and equipment, net	22,457
Content library, net	13,441
Intangible assets, net	2,854
Goodwill	123,119
Deferred tax asset(6)	—
Other assets	2,928					(3)

Total assets	$236,420

Liabilities, redeemable convertible preferred units, and members’ deficit
Current liabilities:
Accounts payable	$6,029					(3)
Accrued expenses	26,514					(3)
Accrued author fees	7,879
Deferred revenue	103,107

Total current liabilities	143,529
Deferred revenue, net of current portion	8,194
Long-term debt, net	116,037					(7)
Facility financing obligation	7,513
Payable to related parties pursuant to tax receivable agreement(6)	—
Other liabilities	458

Total liabilities	275,731
Redeemable convertible preferred units	405,766		(1)
Members’/stockholders (deficit) equity:
Preferred stock, $0.001 par value per share, shares authorized, no shares issued and outstanding, pro forma	—
Class A common stock, $0.001 par value per share, shares authorized, shares issued and outstanding, pro forma	—		(1)			(2)
Class B common stock, $0.001 par value per share, shares authorized, shares issued and outstanding, pro forma	—		(1),(4)
Class C common stock, $0.001 par value per share, shares authorized, shares issued and outstanding, pro forma	—		(1),(4)
Members’ capital	—		(1),(4),(5)
Additional paid-in capital	—		(4),(5)			(2),(3),(8),(9)
Accumulated other comprehensive income	25		(5)
Accumulated deficit	(445,102)		(1),(4),(5)			(7),(8),(9)

Total members’/stockholders’ (deficit) equity attributable to Pluralsight	(445,077)
Non-controlling interest	—		(5)

Total members’/stockholders’(deficit) equity	(445,077)

Total liabilities, redeemable convertible preferred units, and members’/ Stockholders’ (deficit) equity	$236,420

See accompanying notes to unaudited pro forma consolidated balance sheet

Notes to Unaudited Pro Forma Consolidated Balance Sheet

(1)

Reflects the Reorganization Transactions, including (i) the accretion of Series A redeemable convertible preferred units to fair value of $         per unit, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, (ii) the conversion of redeemable convertible preferred units, incentive units, and Class B incentive units into common limited liability company units and the reclassification of all outstanding common limited liability company units into LLC Units, (iii) the issuance of Class A common stock to Former Members in exchange for LLC Units and, solely to the extent they contributed a portion of their LLC Units to Pluralsight, Inc., certain Continuing Members, (iv) the issuance of Class B common stock to the Continuing Members (other than Aaron Skonnard and his affiliates), and (v) the issuance of Class C common stock to Aaron Skonnard and his affiliates.

(2)

Reflects the net effect on cash of the receipt of proceeds of $         from this offering, based on the assumed sale of              shares of Class A common stock at an assumed initial public offering of $         per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease the net proceeds we receive from this offering by approximately $        , assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting offering expenses. Each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the amount of our cash, total assets and total members’/stockholders’ (deficit) equity by approximately $        , assuming an initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commission and estimated offering expenses payable by us.

(3)

Deferred costs associated with this offering, including certain legal, accounting and other related costs, have been recorded in other assets on the consolidated balance sheet. Upon completion of this offering, these deferred costs and any corresponding accruals for deferred costs not yet paid will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(4)

As a corporation, we will no longer record members’ capital in the consolidated balance sheet. To reflect the corporation structure of our equity, we will separately present the value of our common stock and additional paid-in capital. The portion of members’ deficit associated with additional paid-in capital was estimated as the remainder of capital contributions we have received less amounts attributed to the par value of common stock and the amount allocated to non-controlling interest (see Note 5 below).

(5)

After the offering and Reorganization Transactions, Pluralsight, Inc.’s only material asset will be the direct and indirect ownership of     % of the LLC Units and sole voting interest in Pluralsight Holdings and Pluralsight, Inc.’s only business will be to act as the manager of Pluralsight Holdings. As a result of this voting interest and control, as well as the obligation to absorb losses of, and receive benefits from, Pluralsight Holdings that could be significant, we have determined that, after the Reorganization Transactions, Pluralsight Holdings will be a variable interest entity and that we will be the primary beneficiary of Pluralsight Holdings. Therefore, pursuant to FASB ASC 810, Consolidation, we will consolidate the financial results of Pluralsight Holdings into our consolidated financial statements. The ownership interest of the Continuing Members will be accounted for as a non-controlling interest in Pluralsight, Inc.’s consolidated financial statements after this offering. Immediately following this offering, the non-controlling interest of Pluralsight Holdings will represent     % of the outstanding LLC Units calculated as follows (in thousands):

	Number	Percent
Interest in Pluralsight Holdings held by Pluralsight, Inc.			%
Non-controlling interest in Pluralsight Holdings held by the Continuing Members

100%

If the underwriters were to exercise their option to purchase additional shares of our Class A common stock in full, Pluralsight, Inc. would own     % economic interest of Pluralsight Holdings and the Continuing Members would own the remaining     % of the economic interest of Pluralsight Holdings.

The adjustment to additional paid-in capital for the acquisition of non-controlling interest of Pluralsight Holdings (see Note 4 above) is as follows (in thousands):

Conversion of redeemable convertible preferred units into LLC Units, after giving effect to the accretion of Series A redeemable convertible preferred units (see Note 1 above)	$
Less: Pro forma equity attributable to par value of common stock of Pluralsight, Inc.
Less: Pro forma equity attributable to % non-controlling interest of Pluralsight Holdings

Adjustment to additional paid-in capital	$

The adjustment to accumulated deficit for the acquisition of non-controlling interest of Pluralsight Holdings (see Note 4 above) is as follows (in thousands):

Accretion of Series A redeemable convertible preferred units to fair value (see Note 1 above)	$
Less: Pro forma deficit attributable to % non-controlling interest of Pluralsight Holdings
Adjustment to accumulated deficit	$

(6)

Due to the uncertainty in the amount and timing of future exchanges of LLC Units by Continuing Members, the unaudited pro forma consolidated financial information assumes that no exchanges of interests have occurred and therefore no increases in tax basis in Pluralsight Holdings’ assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information. Assuming exchanges occur in future periods, we will not be obligated to make any payments under the TRA until the tax benefits arising from such transactions that gave rise to the payment are realized. For financial reporting purposes, we will assess the tax attributes of Pluralsight, Inc. in accordance with ASC 740, Income Taxes, to determine if it is more likely than not that we will realize the benefit of any deferred tax assets. Following that assessment, we may recognize a liability under the TRA, reflecting the expected future realization of such tax benefits. Amounts payable under the TRA are contingent upon, among other things, (i) generation of sufficient future taxable income during the term of the TRA and (ii) future changes in tax laws. In addition, we do not expect obligations under the TRA to impact earnings per share because those obligations will be recorded against Pluralsight, Inc.’s equity in accordance with ASC 810, Consolidation, as these are common control transactions.

(7)

Reflects the repayment of $             million of our term loan under our credit facility, which had an outstanding balance of $            , and the related prepayment premium of 1.5%. The term loan is stated net of debt issuance costs of $            , which will be reflected as a loss on extinguishment upon repayment of the loan. The prepayment premium and loss from the reduction of debt issuance costs are nonrecurring in nature and, as such, have not been included as an adjustment in the unaudited pro forma consolidated statements of operations. The prepayment premium is reduced to 1.0% of the outstanding balance if the repayment occurs after the first anniversary of the debt issuance, which occurs in June 2018. Although we intend to repay $             million of the outstanding indebtedness under the term loan with the proceeds of the offering, we will have the discretion to determine the timing of repayment, if any.

(8)

Reflects the settlement of outstanding non-transferable EARs issued by one of our subsidiaries, which will vest and be settled in cash upon the completion of this offering, which we estimate will be $             based on the number of EARs outstanding as of December 31, 2017 for which the service condition had been satisfied and that the price of our Class A common stock at the time of settlement was equal to $            , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. This adjustment is nonrecurring in nature and, as such, has not been included as an adjustment in the unaudited pro forma consolidated statements of operations.

(9)

Our RSUs vest upon the satisfaction of both a time condition and a liquidity condition. Upon completion of this offering, the liquidity condition will have been met and a cumulative adjustment to equity-based compensation will be recorded for the portion of the award for which the derived service period has been rendered. The number of RSUs outstanding as of December 31, 2017 was     . This adjustment reflects the estimated compensation charge of $             to be recognized in connection with the satisfaction of the liquidity condition.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2017

	Pluralsight Holdings Actual	Reorganization Transactions Adjustments		As Adjusted Before Offering	Initial Public Offering Adjustments			Pluralsight, Inc. Pro Forma
	(in thousands, except per unit/share data)
Revenue	$166,824
Cost of revenue	49,828					(6	),(7)

Gross profit	116,996

Operating expenses:
Sales and marketing	103,478					(6	),(7)
Technology and content	49,293					(6	),(7)
General and administrative	46,971					(6	),(7)

Total operating expenses	199,742

Loss from operations	(82,746)
Other (expense) income:
Interest expense	(11,665)					(3)
Loss on debt extinguishment	(1,882)
Other income, net	81

Loss before income taxes	(96,212)
Provision for income taxes	(324)		(1)

Net loss	$(96,536)

Less: net loss attributable to non-controlling interest	—		(2)

Net loss attributable to Pluralsight, Inc.	$(96,536)

Less: accretion of Series A redeemable convertible preferred units	(63,800)		(5)

Net loss attributable to common units/shares	$(160,336)

Net loss per unit/share, basic and diluted	$(3.34)					(4)

Weighted average common units/shares used in computing basic and diluted net loss per unit/share	47,957

See accompanying notes to unaudited pro forma consolidated statements of operations

Notes to Unaudited Pro Forma Consolidated Statement of Operations

(1)

Following this offering and the Reorganization Transactions, Pluralsight, Inc. will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to its allocable share of any net taxable income of Pluralsight Holdings. As a result, the pro forma statements of operations reflect an adjustment to provide for corporate income taxes at our estimated effective rate of     % for 2017, which includes provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction.

The provision for income taxes differs from the amount of income tax computed by applying the applicable U.S. statutory federal income tax rate to income before provision for income taxes as follows:

Federal statutory rate	%
Partnership outside basis difference
Effect of non-controlling interest

Pro forma effective tax rate	%

Our effective tax rate will differ from the federal statutory rate due to the fact that, after the Reorganization Transactions, approximately     % of Pluralsight, Inc.’s loss before income taxes will be attributable to the non-controlling interest in Pluralsight Holdings. Thus, the pro forma effective tax rate on the portion of loss attributable to Pluralsight, Inc. is expected to be     % for 2017.

(2)

After the offering and the Reorganization Transactions, Pluralsight, Inc. will become the manager of Pluralsight Holdings and will have a minority economic interest in Pluralsight Holdings but will have 100% of the voting power and control of the management of Pluralsight Holdings. Following this offering, the non-controlling interest, representing the Continuing Members of Pluralsight Holdings other than Pluralsight, Inc. will be     %.

(3)	Reflects a decrease in interest expense of $ for 2017, assuming the repayment of $ million of our long-term debt occurred on January 1, 2017.

(4)

Pro forma basic loss per share is computed by dividing the net loss attributable to holders of Class A common stock by the weighted-average shares of Class A common stock outstanding during the period. As we have incurred losses for all periods presented, pro forma diluted loss per share is equal to pro forma basic loss per share because the effect of potentially dilutive securities would be anti-dilutive. Shares of Class B common stock and Class C common stock do not participate in earnings of Pluralsight, Inc. As a result, the shares of Class B common stock and Class C common stock are not considered participating securities and are not included in the weighted-average shares outstanding for purposes of computing pro forma net loss per share.

(5)

Upon conversion of redeemable convertible preferred units into common units, the holders of Series A redeemable convertible preferred units will forfeit any redemption rights. This adjustment reflects the removal of the effect of the accretion of Series A redeemable convertible preferred units to redemption value.

(6)

We intend to grant stock options in connection with this offering from our 2018 Plan that we anticipate will cover an aggregate of              shares of Class A common stock, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. The actual number of shares subject to each stock option will be calculated based on the actual initial public offering price per share of our Class A common stock. The stock options will have an exercise price equal to the initial public offering price, which for purposes of the pro forma financial information has also been assumed to be $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. These stock options will be effective as of immediately following the determination of the initial public offering price of our Class A common stock.

The stock options are expected to vest ratably in equal six month periods over a period of two years from the date of grant. The grant date fair values of the stock options were determined using the Black-Scholes valuation model using the following assumptions:

Expected volatility
Expected dividend yield
Expected term (in years)
Risk-free interest rate

In addition, we intend to grant          RSUs in connection with this offering from our 2018 Plan, based on an assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. The actual number of RSUs will be calculated based on the actual initial public offering price per share of our Class A common stock. The RSUs are expected to vest over         years from the date of grant. The grant date fair value of the RSUs will be equal to the initial public offering price.

The adjustments assume the stock options and RSUs were granted on January 1, 2017.

(7)

Our RSUs vest upon the satisfaction of both a time condition and a liquidity condition. Upon completion of this offering, the liquidity condition will have been met. This adjustment reflects the estimated equity-based compensation expense that would have been recognized for RSUs had the offering occurred on January 1, 2017.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Information Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Overview

We are a leading provider of technology skill development solutions for businesses and individuals. We enable businesses to innovate in an era of rapid technological change and digital transformation by equipping their employees with the latest technology skills. We provide businesses with visibility into the technical strengths of their workforce, allowing them to better align resources, provide targeted skill development in line with company goals, and advance the skills of individuals and teams.

We started operations in 2004 and focused initially on in-person ILT. Anticipating the increasing demand for online solutions, we began offering online courses in 2008 and shifted entirely to an online delivery model in 2011. Since 2011, we have extended our offering to include new content areas and additional features that have enabled us to expand our addressable market, attract new users, and deepen our foothold within businesses. We have expanded our platform both organically through internal initiatives and through acquisitions, which have all been focused on adding capabilities to our offerings. All of our features and content areas are fully integrated into our platform, allowing a seamless and unified experience for our customers.

The following is a timeline of certain key events in our history:

We derive substantially all of our revenue from the sale of subscriptions to our platform and a small portion of our revenue from providing professional services, which generally consist of content creation and other consulting services. We offer three subscription levels to our platform: individual, professional, and enterprise, which vary by the capabilities provided. Our published pricing ranges from $499 to $699 per user per year for business subscriptions. We offer individual users subscriptions to our platform for $29 per month or $299 per year.

Our additions and improvements to our product offering have allowed us to accelerate our revenue growth and enabled us to deepen our relationships with our business customers. We sell subscriptions to our platform primarily to business customers through our direct sales team, as well as through our website. We also sell subscriptions to our platform to individual customers directly through our website. In addition, small teams often represent the “top of the funnel” for larger deployments, bringing our technology into their workplaces and proliferating usage of our platform within their companies. For the year ended December 31, 2017, 79% of our billings came from business customers, compared to 70% for the year ended December 31, 2016. We expect business customers to represent an increasing percentage of our billings and revenue in the future.

We are focused on attracting businesses, particularly large enterprises, to our platform and expanding their use of our platform over time. Our efforts to expand sales to large enterprises are particularly evident among companies within the Fortune 500. As of December 31, 2017, our business customers included more than 300 of the 2017 Fortune 500. As the chart below illustrates, the billings from our business customers that were included in the 2017 Fortune 500 list, including new 2017 Fortune 500 customers that we acquired after 2013, increased in the aggregate by 9.1 times from the billings we generated from those same companies in 2013.

We believe that there exists a significant opportunity to drive sales to large enterprises, including expanding relationships with existing customers and attracting new customers. Our ability to attract large enterprises to our platform and to expand their use of our platform will be important for the success of our business and our results of operations.

Our pricing and subscription periods vary for business customers and individual customers. Subscription periods for our business customers generally range from one to three years, with a majority being one year, as we only recently began offering subscription periods greater than one year. We typically invoice our business customers in advance in annual installments. Subscription periods for our individual customers range from one month to one year, and we invoice them in advance monthly or annually, with 45% of our billings from individual customers in the year ended December 31, 2017 being derived from annual subscriptions. For all customers, we recognize revenue from subscription fees ratably over the term of the contract. We typically experience a higher volume of billings in the fourth quarter of each year.

We have invested, and expect to continue to invest, in expanding our platform to include new course content and additional features, such as enhanced skill assessments and business analytics. A substantial portion of our cost of revenue relates to author fees. We utilize a revenue-sharing model for our author fees, with the fee paid to authors for each course determined based on the amount of time that our users view the course, the fee rate, and the revenue we generate from the course. As a result, we expect our author fees to increase in absolute dollars as a growing number of users view our courses and our revenue increases, though we expect our author fees to decline as a percentage of revenue over the long term. We believe that our revenue-sharing model allows us to most effectively attract and retain authors, which is critical to the growth of our business.

We have achieved significant growth in recent periods. For the years ended December 31, 2016 and 2017, our billings were $149.2 million and $205.8 million, respectively, representing year-over-year growth of 38%, and our billings from business customers were $104.9 million and $163.0 million, respectively, representing year-over-year growth of 55%. For the years ended December 31, 2016 and 2017, our revenue was $131.8 million and $166.8 million, respectively, and our net loss was $20.6 million and $96.5 million, respectively, which reflect our substantial investments in the future growth of our business. For the years ended December 31, 2016 and 2017, cash provided by (used in) operations was $4.5 million and ($12.1 million), respectively. For the years ended December 31, 2016 and 2017, our free cash flow was ($7.9 million) and ($20.5 million), respectively, and our free cash flow included cash payments for interest on our long-term debt of $5.5 million and $6.9 million, respectively. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for a description of free cash flow and for a reconciliation of free cash flow to net cash provided by (used in) operations, the most directly comparable financial measure calculated in accordance with GAAP.

Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent upon many factors. While each of these factors presents significant opportunities for us, these factors also pose important challenges that we must successfully address in order to sustain the growth of our business and improve our results of operations.

Pace of Adoption of Cloud-Based Skill Development Solutions by Businesses

Our ability to grow our customer base and drive market adoption of our platform is affected by the overall demand for cloud-based skill development solutions by businesses. The market for cloud-based skill development is less mature than the market for in-person ILT, and potential customers may be slow or unwilling to migrate from these legacy approaches. We believe that, as technology becomes increasingly critical to business operations, the need for cloud-based skill development solutions, particularly an integrated enterprise-grade platform such as ours, will increase and our customer base and the breadth and deployment of usage in our customer base will also increase. Furthermore, we believe that we have established a leadership position in the market for cloud-based technology learning. However, it is difficult to predict customer adoption rates and demand, the future growth rate and size of the market for cloud-based skill development solutions, or the entry of competitive solutions.

Expansion and Penetration of Our Customer Base

Our efforts to grow our business are focused primarily on business customers, particularly large enterprises. We deploy a land-and-expand strategy with our business customers that focuses on acquiring new customers and efficiently growing our relationships with existing customers, beginning with either individual users or departmental deployments. Our platform is used by individuals, developer groups, IT departments, line of business users, and human resources departments. Historically, we have expanded from individual to department to multi-department to enterprise-wide sales as our value is evangelized and proven within businesses. Building upon this success, we believe significant opportunity exists for us to acquire new customers, as well as expand our existing customers’ use of our platform by identifying new use cases in additional departments and divisions and increasing the size of deployments within our existing customers’ businesses. We often enter into customized contractual arrangements with our business customers, particularly large enterprises, in which we offer more favorable pricing terms in exchange for larger total contract values that accompany larger deployments. As we drive a greater portion of our revenue through our deployments with business customers, we expect that our revenue will continue to grow significantly but the price we charge business customers per user may decline. This may result in reduced margins in the future if our cost of revenue increases. Our business and results of operations will depend on our ability to continue to drive higher usage of our platform within our existing customer base and our ability to add new customers.

As the chart below illustrates, we have a history of attracting new business customers and expanding their use of our platform over time. Specifically, the chart below illustrates the total billings of each cohort over the periods presented with each cohort representing customers who made their first purchase from us in a given fiscal year. For example, the 2014 cohort includes all business customers that purchased their first subscription from us between January 1, 2014 and December 31, 2014. The 2013 cohort combines all customer cohorts that purchased their first subscription from us on or prior to December 31, 2013. Our billings from business customers for the 2013 cohort, 2014 cohort, 2015 cohort, and 2016 cohort in 2017 represent an increase over each cohort’s initial aggregate billings by 2.8x, 2.0x, 1.5x, and 1.1x, respectively.

Our ability to upsell our platform across our business customers, particularly our enterprise customers, and expand such customers’ usage of our platform across their organizations, is further highlighted by our strong dollar-based net retention rate. We use our dollar-based net retention rate to measure our ability to retain and expand the revenue generated from our existing business customers. Our dollar-based net retention rate compares our subscription revenue from the same set of customers across comparable periods. We calculate our dollar-based net retention rate on a trailing four-quarter basis. To calculate our dollar-based net retention rate, we first calculate the subscription revenue in one quarter from a cohort of customers that were customers at the beginning of the same quarter in the prior fiscal year, or cohort customers. We repeat this calculation for each quarter in the trailing four-quarter period. The numerator for dollar-based net retention rate is the sum of subscription revenue from cohort customers for the four most recent quarters, or numerator period, and the denominator is the sum of subscription revenue from cohort customers for the four quarters preceding the numerator period. Dollar-based net retention rate is the quotient obtained by dividing the numerator by the denominator. Our dollar-based net retention rate for the year ended December 31, 2017 was 117%.

Investments in Growth

We believe that we are only beginning to penetrate our market opportunity, particularly with Global 2000 enterprise customers, and we intend to continue to invest in our future growth. We have invested, and expect to continue to invest, in our sales and marketing organization to increase sales to existing customers and acquire new customers. We also plan to continue to expand our course library, including content in new subject areas, such as technical engineering, big data, and vertical software, to address the most relevant topics for our existing users and to attract new users to our platform. We have also made investments, both organically and through acquisitions, to extend our platform capabilities and expand our course library, and expect to continue to do so in the future. Any investments we make in our sales and marketing organization, in developing new content, and in expanding our platform capabilities, will occur in advance of experiencing benefits from such investments, making it difficult to determine if we are efficiently allocating our resources in these areas.

Expansion of Our International Footprint

We generated 35% of our revenue outside the United States during each of the years ended December 31, 2016 and 2017. We see a significant opportunity to expand our offerings into other regions, particularly where there are large developer groups for multi-national organizations. We have invested, and plan to continue to invest, in personnel and marketing efforts to support our international growth, particularly in Europe. We recently expanded our operations to Ireland as part of our strategy to build our business and drive customer growth in Europe.

Key Business Metrics

We monitor business customers, billings, and certain related key business metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

	Year Ended December 31,		Growth Rate for the Year Ended December 31, 2017
	2016	2017
	(dollars in thousands)
Business customers (end of period)	12,043	14,463	20%
Billings	$149,231	$205,807	38%
Billings from business customers	$104,861	$162,965	55%
% of billings from business customers	70%	79%

Business customers

We use the number of business customers to measure and monitor the growth of our business and the success of our sales and marketing activities, and believe that the growth of our business customer base is indicative of our long-term billings and revenue growth potential. We define a business customer as a unique account in our customer relationship management system that had an active paying subscription at the end of the period presented. Each unique account in our customer relationship management system is considered a unique business customer as the system does not create unique accounts for individual customers, and, in some cases, there may be more than one business customer within a single organization.

Billings

We use billings to measure and monitor our ability to provide our business with the working capital generated by upfront payments from our customers and our ability to sell subscriptions to our platform to both existing and new customers. Billings represent our total revenue plus the change in deferred revenue in the period, as presented in our consolidated statements of cash flows. Billings in any particular period represent amounts invoiced to our customers and reflect subscription renewals and upsells to existing customers plus sales to new customers. Our pricing and subscription periods vary for business customers and individual customers. Subscription periods for our business customers generally range from one to three years, with a majority being one year, as we only recently began offering subscription periods greater than one year. We typically invoice our business customers in advance in annual installments. Subscription periods for our individual customers range from one month to one year and we typically invoice them in advance in monthly or annual installments.

We use billings from business customers and our percentage of billings from business customers to measure and monitor our ability to sell subscriptions to our platform to business customers. We believe that billings from business customers will be a significant source of future revenue growth and a key factor affecting our long-term performance. We expect our billings from business customers to continue to increase as a percentage of billings over the long term.

As our billings continue to grow in absolute terms, we expect our billings growth rate to decline over the long term as we achieve scale in our business. As we recognize revenue from subscription fees ratably over the term of the contract, due to the difference in timing of billings received and when we recognize revenue, changes to our billings and billings growth rates are not immediately reflected in our revenue and revenue growth rates.

Components of Results of Operations

Revenue

We derive substantially all of our revenue from the sale of subscriptions to our platform. A small portion of our revenue is derived from providing professional services, which generally consist of content creation or other consulting services. Amounts that have been invoiced are initially recorded as deferred revenue and are recognized ratably as revenue over the subscription period. Subscription terms typically range from one year to three years for business customers and one month to one year for individual customers, and begin on the date access to our platform is made available to the customer. Nearly all of our subscriptions to business customers are billed in annual installments even if customers are contractually committed by multi-year agreements.

Cost of Revenue, Gross Profit and Gross Margin

Cost of revenue includes certain direct costs associated with delivering our platform and includes costs for author fees, amortization of our content library, hosting and delivery fees, merchant processing fees, depreciation of capitalized software development costs for internal-use software, employee-related costs, including equity-based compensation expense associated with our customer support organization, and third-party transcription costs.

Gross profit, or revenue less cost of revenue, and gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by various factors, including the mix of subscriptions we sell, the costs of author fees and costs associated with third-party hosting services, and the extent to which we expand our customer support and professional services organizations. We expect our gross margin to increase over the long term primarily due to a decrease in author fees as a percentage of revenue, although our gross margin may fluctuate from period to period depending on the interplay of the factors described above.

Operating Expenses

Our operating expenses are classified as sales and marketing, technology and content, and general and administrative. For each of these categories, the largest component is employee-related costs, which include salaries and bonuses, equity-based compensation expense, and employee benefit costs. We allocate shared overhead costs such as information technology infrastructure and facility-related costs based on headcount in that category.

Sales and Marketing

Sales and marketing expenses consist primarily of employee compensation costs of our sales and marketing employees, including salaries, benefits, bonuses, commissions, equity-based compensation expense, and allocated overhead costs. Commissions earned by our sales force are expensed as incurred. Other sales and marketing costs include user events, search engine and email marketing, content syndication, lead generation, and online banner and video advertising. The increase in sales and marketing expenses in 2017 as compared to 2016 was driven primarily by increased employee compensation costs as we added headcount to support our growth as well as increased marketing and event related costs, including for Pluralsight LIVE, our first-ever user conference. We expect that our sales and marketing expenses will increase in absolute dollars for the foreseeable future and, in the near term, may increase as a percentage of our revenue as we hire additional sales and marketing personnel, increase our marketing activities, and grow our domestic and international operations. Additionally, our sales and marketing expenses may fluctuate as a percentage of our revenue from period to period depending on the timing of expenditures. However, we expect sales and marketing expenses to decrease as a percentage of revenue over the long term.

Technology and Content

Technology costs consist principally of research and development activities including personnel costs, consulting services, other costs associated with platform development efforts, and allocated overhead costs. Content costs consist principally of personnel costs and other activities associated with content development, course production, curriculum direction, and allocated overhead costs. Technology and content costs are expensed as incurred, except for certain costs relating to the development of internal-use software, including software used to upgrade and enhance our platform and applications supporting our business, which are capitalized and amortized over the estimated useful lives of one to three years. The increase in technology and content expenses in 2017 as compared to 2016 was driven primarily by increased employee compensation costs as we added headcount to support our growth. We expect that our technology and content expenses will increase in absolute dollars for the foreseeable future and, in the near term, may decrease as a percentage of our revenue as we continue to increase the functionality of and enhance our platform and develop new content and features. Additionally our technology and content expense may fluctuate as a percentage of our revenue from period to period depending on the timing of expenditures. However, we expect technology and content expenses to decrease as a percentage of revenue over the long term.

General and Administrative

General and administrative expenses consist of personnel costs and related expenses for executive, finance, legal, people operations, and administrative personnel, including salaries, benefits, bonuses, and equity-based compensation expense; professional fees for external legal, accounting, recruiting, and other consulting services; and allocated overhead costs. The increase in general and administrative expenses in 2017 as compared to 2016 was driven primarily by increased employee compensation costs as we added headcount to support our growth as well as certain one-time equity-based compensation charges related to equity transactions involving two of our co-founders. Following the completion of this offering, we expect to incur additional general and administrative expenses as a result of our UP-C structure, including additional tax, accounting, and legal expenses, and operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and listing standards of the applicable stock exchange, additional insurance expenses, investor relations activities, and increased legal, audit, and consulting fees. We also expect to increase the size of our general and administrative function to support our increased compliance requirements and the growth of our business. As a result, we expect that our general and administrative expenses will increase in absolute dollars for the foreseeable future and, in the near term, may increase as a percentage of our revenue. Additionally, our general and administrative expenses may fluctuate as a percentage of our revenue from period to period depending on the timing of expenditures. However, we expect general and administrative expenses to decrease as a percentage of revenue over the long term.

Other (Expense) Income

Other (expense) income consists primarily of interest expense on long-term debt and gains or losses on foreign currency transactions. We expect that our interest expense will decrease following the completion of this offering as we intend to use some of the net proceeds from this offering to repay $     million of our long-term debt.

Results of Operations

The following tables set forth selected consolidated statements of operations data and such data as a percentage of revenue for each of the periods indicated:

	Year Ended December 31,
	2016	2017
	(in thousands)
Revenue	$131,841	$166,824
Cost of revenue(1)(2)	40,161	49,828

Gross profit	91,680	116,996

Operating expenses(1)(2):
Sales and marketing	51,234	103,478
Technology and content	36,159	49,293
General and administrative	18,130	46,971

Total operating expenses	105,523	199,742

Loss from operations	(13,843)	(82,746)
Other (expense) income:
Interest expense	(6,320)	(11,665)
Loss on debt extinguishment	—	(1,882)
Other income, net	45	81

Loss before income taxes	(20,118)	(96,212)
Provision for income taxes	(494)	(324)

Net loss	$(20,612)	$(96,536)

(1)	Includes equity-based compensation expense as follows:

	Year Ended December 31,
	2016	2017
	(in thousands)
Cost of revenue	$20	$20
Sales and marketing	1,462	2,624
Technology and content	2,050	1,966
General and administrative	2,206	17,171

Total equity-based compensation	$5,738	$21,781

(2)	Includes amortization of acquired intangible assets as follows:

	Year Ended December 31,
	2016	2017
	(in thousands)
Cost of revenue	$6,565	$7,008
Sales and marketing	643	721
Technology and content	706	706
General and administrative	120	91

Total amortization of acquired intangible assets	$8,034	$8,526

	Year Ended December 31,
	2016	2017
Revenue	100%	100%
Cost of revenue	30	30

Gross profit	70	70

Operating expenses:
Sales and marketing	39	62
Technology and content	27	30
General and administrative	14	28

Total operating expenses	80	120

Loss from operations	(10)	(50)
Other (expense) income:
Interest expense	(5)	(7)
Loss on debt extinguishment	—	(1)
Other income, net	—	—

Loss before income taxes	(15)	(58)
Provision for income taxes	—	—

Net loss	(15)%	(58)%

Years Ended December 31, 2016 and December 31, 2017

Revenue

	Year Ended December 31,		Change
	2016	2017	Amount	%
	(dollars in thousands)
Revenue	$131,841	$166,824	$34,983	27%

Revenue was $166.8 million for the year ended December 31, 2017, compared to $131.8 million for the year ended December 31, 2016, an increase of $35.0 million, or 27%. The increase in revenue was primarily due to a $36.2 million, or 41%, increase in revenue from business customers, driven by an increase of 2,420 business customers from 12,043 business customers as of December 31, 2016 to 14,463 business customers as of December 31, 2017, as well as increased sales to our existing business customers as evidenced by our 117% dollar-based net retention rate for the year ended December 31, 2017, partially offset by a $1.2 million decrease in revenue from individual customers, driven, in part, by our strategic shift to focus more of our sales and marketing efforts on business customers.

Cost of Revenue and Gross Profit

	Year Ended December 31,		Change
	2016	2017	Amount	%
	(dollars in thousands)
Cost of revenue	$40,161	$49,828	$9,667	24%
Gross profit	91,680	116,996	25,316	28%

Cost of revenue was $49.8 million for the year ended December 31, 2017, compared to $40.2 million for the year ended December 31, 2016, an increase of $9.7 million, or 24%. The increase in cost of revenue was primarily due to an increase of $6.2 million in author fees, an increase of $1.1 million in hosting and delivery fees to accommodate our growing customer base, an increase of $0.7 million in depreciation of capitalized software development costs primarily due to an increase in amounts capitalized for internal-use software related to features added to our platform, an increase of $0.6 million in amortization of acquired intangible assets and course creation costs, and an increase of $0.4 million in employee-related costs related to increased customer support headcount.

Gross profit was $117.0 million for the year ended December 31, 2017, compared to $91.7 million for the year ended December 31, 2016, an increase of $25.3 million, or 28%. The increase in gross profit was the result of the increase in our revenue during the year ended December 31, 2017. Gross margin remained consistent at 70% for each of the years ended December 31, 2016 and 2017.

Operating Expenses

	Year Ended December 31,		Change
	2016	2017	Amount	%
	(dollars in thousands)
Sales and marketing	$51,234	$103,478	$52,244	102%
Technology and content	36,159	49,293	13,134	36
General and administrative	18,130	46,971	28,841	159

Total operating expenses	$105,523	$199,742

Sales and Marketing

Sales and marketing expenses were $103.5 million for the year ended December 31, 2017, compared to $51.2 million for the year ended December 31, 2016, an increase of $52.2 million, or 102%. The increase was primarily due to an increase of $36.3 million in employee compensation costs, including an increase in equity-based compensation expense of $1.2 million, as we added headcount to support our growth. In addition, there was an increase of $9.3 million in marketing and event costs, including for Pluralsight LIVE, our first-ever user conference, an increase of $4.1 million related to allocated overhead costs driven by our overall growth, and an increase of $2.3 million due to additional travel expenses related to additional headcount.

Technology and Content

Technology and content expenses were $49.3 million for the year ended December 31, 2017, compared to $36.2 million for the year ended December 31, 2016, an increase of $13.1 million, or 36%. The increase was primarily due to an increase of $12.6 million in employee compensation costs, including an increase in equity-based compensation expense of $0.2 million, as we added headcount to support our growth, and an increase of $0.7 million related to allocated overhead costs primarily driven by our overall growth, partially offset by an increase of $0.3 million in capitalized software development costs.

General and Administrative

General and administrative expenses were $47.0 million for the year ended December 31, 2017, compared to $18.1 million for the year ended December 31, 2016, an increase of $28.8 million, or 159%. The increase was primarily due to an increase of $10.5 million in employee compensation costs, including an additional $2.9 million in equity-based compensation expense, primarily due to additional headcount to support our growth, as well as one-time non-cash equity-based compensation charges of $9.9 million associated with a sale of common units held by an affiliate of one of our co-founders to certain of our existing investors at a price in excess of fair value, and $2.1 million related to the conversion of common units into Series B common units for our co-founder and Chief Executive Officer. The Series B common units allow for additional voting rights that effectively gives our co-founder and Chief Executive Officer control of the voting rights of the Company. In addition, there was an increase of $3.6 million related to allocated overhead costs primarily driven by our overall growth and an increase of $1.8 million for professional services.

Other (Expense) Income

	Year Ended December 31,		Change
	2016	2017	Amount	%
	(dollars in thousands)
Interest expense	$(6,320)	$(11,665)	$(5,345)	85%
Loss on debt extinguishment	—	(1,882)	(1,882)	NM
Other income, net	45	81	36	80

Interest expense increased primarily as a result of increased borrowings of long-term debt and higher interest rates. As of December 31, 2017, we had a principal balance of $116.6 million in long-term debt outstanding accruing interest at a rate of 10.20%, compared to $85.0 million as of December 31, 2016 at a rate of 5.50%. We also incurred a loss on debt extinguishment resulting from the refinancing of our long-term debt in June 2017. This loss is primarily the result of unamortized debt issuance costs and accrued interest on the date of extinguishment.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statements of operations data for each of the eight quarters in the period ended December 31, 2017, as well as the percentage of revenue that each line item represents for each quarter. The information for each of these quarters has been prepared on the same basis as Pluralsight Holdings’ audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments necessary for the fair statement of the results of operations for these periods in accordance with GAAP. This data should be read in conjunction with Pluralsight Holdings’ audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results of operations are not necessarily indicative of our results of operations for a full year or any future period.

	Three Months Ended
	March 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016	March 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017
	(in thousands)
Revenue	$31,325	$32,994	$33,242	$34,280	$37,239	$38,891	$43,286	$47,408
Cost of revenue(1)(2)	9,489	9,862	10,167	10,643	11,209	11,887	12,582	14,150

Gross profit	21,836	23,132	23,075	23,637	26,030	27,004	30,704	33,258

Operating expenses(1)(2):
Sales and marketing	11,581	12,878	11,576	15,199	17,826	23,018	29,410	33,224
Technology and content	9,962	8,898	8,011	9,288	10,205	11,326	12,448	15,314
General and administrative	4,216	4,203	4,316	5,395	6,267	9,412	19,094	12,198

Total operating expenses	25,759	25,979	23,903	29,882	34,298	43,756	60,952	60,736

Loss from operations	(3,923)	(2,847)	(828)	(6,245)	(8,268)	(16,752)	(30,248)	(27,478)
Other (expense) income:
Interest expense	(1,600)	(1,587)	(1,564)	(1,569)	(1,527)	(3,597)	(3,252)	(3,289)
Loss on debt extinguishment	—	—	—	—	—	(1,882)	—	—
Other income (expense), net	7	10	32	(4)	48	21	55	(43)

Loss before income taxes	(5,516)	(4,424)	(2,360)	(7,818)	(9,747)	(22,210)	(33,445)	(30,810)
Provision for income taxes	(36)	(196)	(90)	(172)	(58)	(68)	(90)	(108)

Net loss	$(5,552)	$(4,620)	$(2,450)	$(7,990)	$(9,805)	$(22,278)	$(33,535)	$(30,918)

(1)	Includes equity-based compensation expense as follows:

	Three Months Ended
	March 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016	March 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017
	(in thousands)
Cost of revenue	$5	$5	$5	$5	$5	$5	$5	$5
Sales and marketing	246	261	317	638	664	715	631	614
Technology and content	379	479	487	705	464	526	499	477
General and administrative	178	628	441	959	579	3,133	11,762	1,697

Total equity-based compensation	$808	$1,373	$1,250	$2,307	$1,712	$4,379	$12,897	$2,793

(2)	Includes amortization of acquired intangible assets as follows:

	Three Months Ended
	March 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016	March 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017
	(in thousands)
Cost of revenue	$1,643	$1,640	$1,640	$1,642	$1,642	$1,642	$1,642	$2,082
Sales and marketing	160	161	161	161	161	161	161	238
Technology and content	177	176	176	177	176	176	176	178
General and administrative	33	34	27	26	27	27	27	10

Total amortization of acquired intangible assets	$2,013	$2,011	$2,004	$2,006	$2,006	$2,006	$2,006	$2,508

	Three Months Ended
	March 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016	March 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	30	30	31	31	30	31	29	30

Gross profit	70	70	69	69	70	69	71	70

Operating expenses:
Sales and marketing	37	39	35	44	48	59	68	70
Technology and content	32	27	24	27	27	29	29	32
General and administrative	13	13	13	16	17	24	44	26

Total operating expenses	82	79	72	87	92	112	141	128

Loss from operations	(12)	(9)	(3)	(18)	(22)	(43)	(70)	(58)
Other (expense) income:
Interest expense	(5)	(5)	(5)	(5)	(4)	(9)	(8)	(7)
Loss on debt extinguishment	—	—	—	—	—	(5)	—	—
Other income (expense), net	—	—	—	—	—	—	—	—

Loss before income taxes	(17)	(14)	(8)	(23)	(26)	(57)	(78)	(65)
Provision for income taxes	—	(1)	—	(1)	—	—	—	—

Net loss	(17)	(15)	(8)	(24)	(26)	(57)	(78)	(65)

Quarterly Revenue Trends

Our quarterly revenue increased sequentially for all periods presented due primarily to increases in billings from sales of subscriptions to our platform to business customers.

Quarterly Costs and Expenses Trends

Costs of revenue increased sequentially for all periods presented due primarily to the continued expansion of our content library and related author fees, hosting and delivery, and increased employee headcount within our customer support organization.

Sales and marketing expenses generally increased sequentially across the quarters presented, primarily due to the addition of personnel, increased field event costs, and increased marketing campaigns to support the growth of our business. For the three months ended June 30, 2016 and December 31, 2016, sales and marketing expenses decreased compared to the preceding three-month periods due to a decrease in estimated bonus payments for the year. For the three months ended June 30, 2017, September 30, 2017, and December 31, 2017 sales and marketing expenses increased significantly compared to the preceding three-month periods due to increased headcount to support our efforts to increase sales of subscriptions to our platform to business customers. In addition, sales and marketing costs increased during the three months ended September 30, 2017 which we attribute to Pluralsight LIVE.

Our technology and content expenses generally increased sequentially across the quarters presented, primarily due to the addition of personnel to support expanded operations and the development of our platform. For the three months ended June 30, 2016 and September 30, 2016, technology and content expenses decreased compared to the preceding three-month periods due to a decrease in estimated bonus payments for the year.

Our general and administrative expenses generally increased sequentially across the quarters presented, primarily due to the addition of personnel to support our growth. General and administrative expenses increased significantly in the three months ended June 30, 2017 due to an equity-based compensation charge resulting from the exchange of common units for Class B common units for our co-founder, Chief Executive Officer, and Chairman. The Series B common units allow for additional voting rights that effectively gives our co-founder and Chief Executive Officer control of the voting rights of the Company. General and administrative expenses also increased significantly during the three months ended September 30, 2017 due to a one-time equity-based compensation charge resulting from certain of our existing investors purchasing common units from an affiliate of one of our co-founders at a price in excess of fair value.

Seasonality

Our quarterly results of operations may fluctuate due to various factors affecting our performance. We have historically experienced seasonality in terms of when we enter into agreements with customers. We typically enter into a higher percentage of agreements with new customers, as well as renewal agreements with existing customers, in the fourth quarter of each year and usually during the last month of the quarter. The increase in customer agreements entered into in the fourth quarter is generally attributable to large enterprise buying patterns typical in the software industry. During the fourth quarter of 2017, we recognized 28% of our revenue, and recorded 34% of our total billings and 36% of our billings from business customers for 2017. As the terms of most of our customer agreements are measured in full year increments, agreements initially entered into in the fourth quarter will generally come up for renewal at that same time in subsequent years. This seasonality is reflected in our billings, and to a lesser extent, our revenue. We recognize revenue from subscription fees ratably over the term of the contract. Therefore, changes in our contracting activity in the near term may not impact changes to our reported revenue until future periods.

Key Business Metrics

	Three Months Ended
	March 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016	March 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017
	(dollars in thousands)
Business customers(1) (end of period)	10,937	11,296	11,641	12,043	12,580	13,214	13,887	14,463
Billings(2)	$35,401	$33,650	$34,469	$45,711	$38,883	$46,029	$50,005	$70,890
Billings from business customers	$24,417	$22,062	$24,266	$34,116	$29,327	$35,845	$39,920	$57,873
% of billings from business customers	69%	66%	70%	75%	75%	78%	80%	82%

(1)	See the section titled “—Key Business Metrics—Business customers” for additional information.
(2)	See the section titled “—Key Business Metrics—Billings” for additional information.

Liquidity and Capital Resources

As of December 31, 2017, our principal sources of liquidity were cash, cash equivalents, and restricted cash totaling $28.5 million, which were held for working capital purposes. Our cash equivalents are comprised primarily of money market funds. In addition, we have access to a revolving line of credit of $5.0 million. As of December 31, 2017, we had no outstanding borrowings from the line of credit.

During the years ended December 31, 2016 and 2017, our free cash flow was negative as a result of our continued investments to support the growth of our business. We expect to continue such investments in order to sustain our growth. Following the completion of this offering, we expect that our free cash flow, along with our cash, cash equivalents, and restricted cash balances, will enable us to make such investments for the foreseeable future. We expect our free cash flow to improve as we experience greater scale in our business and improve operational efficiency, as well as reduce our cash paid for interest on our long-term debt following the repayment of $             million of the outstanding indebtedness under our credit facility in connection with this offering. We expect to generate positive free cash flow over the long term.

Since our inception, we have financed our operations primarily through private sales of equity securities and long-term debt facilities. We believe our existing cash, cash equivalents, and restricted cash will be sufficient to meet our projected operating requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our pace of growth, subscription renewal activity, the timing and extent of spend to support the expansion of sales and marketing activities, technology and content efforts, and the continuing market acceptance of our platform. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition would be adversely affected.

Upon the consummation of this offering and as a result of our UP-C structure, we will be a holding company and our principal asset will be a controlling equity interest in Pluralsight Holdings. As such, we will have no independent means of generating revenue. Our UP-C structure will provide us with certain tax benefits and associated cash flows, and following the completion of this offering, we will be obligated to pass along some of these tax benefits and cash flows by making future payments to the TRA Members under the TRA. Although the actual timing and amount of any payments we make to the TRA Members under the TRA will vary, such payments may be significant. Any payments we make to TRA Members under the TRA will generally reduce the amount of overall cash flow that might have otherwise been available to us and, to the extent that we are unable to make payments under the TRA for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us. See the sections titled “Organizational Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for additional information on our UP-C structure and the terms of the TRA.

The following table shows cash flows for the years ended December 31, 2016 and 2017:

	Year Ended December 31,
	2016	2017
	(in thousands)
Net cash provided by (used in) operating activities	$4,468	$(12,139)
Net cash used in investing activities	(13,044)	(8,333)
Net cash provided by financing activities	19,621	29,498
Effect of exchange rate change on cash, cash equivalents, and restricted cash	(37)	54

Net increase in cash, cash equivalents, and restricted cash	$11,008	$9,080

Operating Activities

Cash used in operating activities for the year ended December 31, 2017 of $12.1 million was primarily due to a net loss of $96.5 million, partially offset by a favorable change in operating assets and liabilities of $42.7 million, equity-based compensation of $21.8 million, amortization of acquired intangible assets of $8.5 million, amortization of course creation costs of $1.5 million, and depreciation of property and equipment of $6.7 million. The net change in operating assets and liabilities was primarily due to a favorable change in the deferred revenue balance of $39.0 million and an increase in accrued expenses of $18.0 million, partially offset by an unfavorable variance due to an increase in accounts receivable of $16.1 million.

Cash provided by operating activities for the year ended December 31, 2016 of $4.5 million was primarily due to a net loss of $20.6 million, more than offset by amortization of acquired intangible assets of $8.0 million, amortization of course creation costs of $1.3 million, equity-based compensation of $5.7 million, a favorable change in operating assets and liabilities of $5.1 million, and depreciation of property and equipment of $4.3 million. The net changes in operating assets and liabilities resulted from an increase in the deferred revenue balance of $17.4 million and an increase in accrued expenses and other liabilities of $1.3 million, partially offset by an increase in accounts receivable of $12.9 million and decreases in the compensation portion of related party notes payable of $1.6 million.

Investing Activities

Cash used in investing activities for the year ended December 31, 2017 of $8.3 million was primarily related to purchases of property and equipment of $6.0 million and purchases of content library and intangible assets of $2.4 million.

Cash used in investing activities for the year ended December 31, 2016 of $13.0 million was primarily related to purchases of property and equipment of $10.1 million, purchases of our content library and other intangible assets of $2.3 million and $0.6 million for a business acquisition.

Financing Activities

Cash provided by financing activities for the year ended December 31, 2017 of $29.5 million was due to $115.0 million in borrowing on long-term debt, partially offset by repayments of long-term debt of $85.0 million and payments of debt issuance costs of $0.9 million.

Cash provided by financing activities for the year ended December 31, 2016 of $19.6 million consisted primarily of net proceeds from the issuance of Series C redeemable convertible preferred units of $30.3 million and deemed landlord financing proceeds of $2.2 million, partially offset by repayments of long-term debt of $8.1 million and repayments of a related party note payable of $4.8 million.

Commitments and Contractual Obligations

Our principal commitments and contractual obligations consist of obligations under leases for office facilities and repayments of long-term debt. The following table summarizes our non-cancellable contractual obligations as of December 31, 2017.

		Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Lease obligations(1)	$9,846	$4,481	$4,779	$586	$—
Long-term debt	116,620	—	—	—	116,620
Interest payments related to long-term debt(2)	53,143	9,211	19,163	20,132	4,637
Other contractual obligations	3,561	2,061	1,500	—	—

Total	$183,170	$15,753	$25,442	$20,718	$121,257

(1)	We had leases that expire at various dates through 2022. The amounts above include amounts payable under operating and build-to-suit leases.
(2)

Interest payments related to long-term debt are calculated and estimated for the periods presented based on the expected principal balance for each period and the interest rates as of December 31, 2017, given our debt is primarily at floating interest rates.

The table above excludes any obligations under the TRA. Although the actual timing and amount of any payments we make to the TRA Members under the TRA will vary, such payments may be significant.

In June 2017, we entered into a new long-term debt facility with Guggenheim Corporate Funding, LLC pursuant to a credit agreement, or the Guggenheim Credit Agreement, consisting of a term loan facility of $115.0 million and a revolving credit facility of $5.0 million. Under the Guggenheim Credit Agreement, we incurred $115.0 million principal borrowings, which is reflected in the above table and is scheduled to terminate on June 12, 2023. The revolving loan facility is scheduled to terminate on June 12, 2022 and as of December 31, 2017 no borrowings have been incurred. The term loan and revolving facilities bear interest at a rate of adjusted LIBOR plus 8.50%. Adjusted LIBOR is defined as the LIBOR rate in effect for each interest period divided by one minus the statutory reserves (if any) for such Eurodollar borrowing for such interest period, and with respect to the term loan only, a minimum LIBOR floor of 1.00%. Under these borrowings, we can elect to pay 2.50% of the interest due on each interest payment date in kind rather than in cash. As of December 31, 2017, the interest rate on the long-term debt was 10.20%.

The Guggenheim Credit Agreement contains certain negative and affirmative covenants. As of December 31, 2017, we were in compliance with all covenants under the Guggenheim Credit Agreement. The Guggenheim Credit Agreement also contains certain events of default, including, but not limited to, defaults relating to non-payment of principal and interest, failure to observe or perform certain covenants, bankruptcy, judgments, a change of control, and defaults under other material indebtedness. In addition, the Guggenheim Credit Agreement is secured with a lien against substantially all of our assets, which assets could be available to the lender in an event of default.

We intend to use a portion of the proceeds from this offering to repay $     million of the long-term debt outstanding under the Guggenheim Credit Agreement. The long-term debt is subject to certain prepayment premiums to the lender if repaid prior to the agreement’s third anniversary. The prepayment premium is 3.00%, 2.00%, or 1.00% if repaid within the first, second, or third anniversary of the borrowing, respectively, provided that the prepayment premium will be reduced by 50% if repayment occurs in connection with our initial public offering or upon a change of control on or after the first anniversary of the borrowing.

As of December 31, 2017, we had $0.2 million of letters of credit outstanding with a financial institution. These outstanding letters of credit were issued for purposes of securing our obligations under facility leases.

In January 2018, we entered into a new non-cancellable operating lease agreement to rent office space in Boston, Massachusetts for a period of 78 months. Total minimum lease payments under the lease agreement are $9.1 million, which are omitted from the table of contractual obligations as of December 31, 2017 above. Our lease payments will range from $0.7 million to $1.6 million per year from 2018 to 2024. In connection with the lease agreement, we entered into a letter of credit with a financial institution for $0.5 million, which is collateralized by our cash and cash equivalents.

In February 2018, we entered into a first amendment to the Guggenheim Credit Agreement and increased our term loan facility and our borrowings thereunder by an additional $20.0 million, which are not reflected in the table of contractual obligations above. In connection with the amendment, we issued warrants to purchase 424,242 Class A common units at a per unit exercise price of $8.25. The warrants are fully vested and exercisable, in whole or in part, prior to their expiration. The warrants will expire upon the earlier of (i) February 5, 2023, (ii) our acquisition by another entity, or the sale, lease, or other disposition of all or substantially all of our and our subsidiaries’ assets, and (iii) six months after the effectiveness of the registration statement of which this prospectus forms a part.

Purchase orders, which represent authorizations to purchase rather than binding agreements, are not included, in the table above. The other contractual obligation amounts in the table above are associated with agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum, or variable price provisions, and the approximate timing of the transaction. Obligations under contracts that we can cancel without significant penalty are not included in the table above.

In the ordinary course of business, we enter into agreements in which we may agree to indemnify customers, vendors, lessors, partners, lenders, equity interest holders, and other parties with respect to certain matters, including losses resulting from claims of intellectual property infringement, damages to property or persons, business losses, or other liabilities. In addition, we have entered into indemnification agreements with our directors, executive officers, and other officers that will require us to indemnify them against liabilities that may arise by reason of their status or service as directors, officers, or employees. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated financial statements.

Off-Balance Sheet Arrangements

Through December 31, 2017, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We derive substantially all of our revenue from subscription services (which include support services) from providing customers access to our platform. A small portion of our revenue is derived from providing professional services, which generally consist of content creation and other consulting services.

We commence revenue recognition when all of the following conditions are met: (i) persuasive evidence of an arrangement exists; (ii) services are provided to the customer; (iii) the amount of fees to be paid by the customer is fixed or determinable; and (iv) collection is reasonably assured.

Our subscription arrangements do not provide customers with the right to take possession of the software supporting our platform and, as a result, are accounted for as service arrangements. Revenue for subscription fees is recognized ratably over the subscription term, which typically varies from one month to three years, and begins on the date access to our platform is made available to the customer. Professional services are generally billed on a fixed-fee basis and are recognized as services are complete, provided the other revenue recognition criteria are met. Our arrangements are generally noncancellable and nonrefundable.

For arrangements with multiple deliverables, we evaluate whether the individual deliverables qualify as separate units of accounting. In order to treat deliverables in a multiple-element arrangement as separate units of accounting, the deliverables must have stand-alone value upon delivery and, in situations in which a general right of return exists for the delivered item, delivery or performance of the undelivered item is considered probable and substantially within our control. Our subscription services have stand-alone value as we routinely sell subscriptions separately. Our professional services have stand-alone value because we have routinely sold these services separately. Customers have no general rights of return for delivered items.

If the deliverables have stand-alone value upon delivery, we account for each deliverable separately and revenue is recognized for the respective deliverables as they are delivered based on the relative selling price, which we determine by using the best estimate of selling price, as neither vendor-specific objective evidence nor third-party evidence is available. We have determined our best estimate of selling price for our deliverables based on customer size, the size and volume of its transactions, overarching pricing objectives and strategies, market and industry conditions, product-specific factors, historical sales of the deliverables and discounting practices.

For sales in jurisdictions that assess value-added taxes, we record taxes in revenue and cost of revenue. Taxes collected from customers in all other jurisdictions are excluded from revenue.

Deferred Revenue

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services described above, including amounts billed to customers in accordance with the terms of their underlying contracts where the service period has not yet commenced but will in the near future. Deferred revenue is recognized as revenue as the revenue recognition criteria are met. Amounts anticipated to be recognized within one year of the balance sheet date are recorded as deferred revenue, current; the remaining portion is recorded as non-current deferred revenue.

Capitalized Software Development Costs

We capitalize certain development costs incurred in connection with the development of our platform and software used in operations. Costs incurred in the preliminary stages of development are expensed as incurred. Once software has reached the development stage, internal and external costs of application development are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. We capitalized costs of $3.2 million and $3.4 million for the years ended December 31, 2016 and 2017, respectively, which were included in property and equipment. Maintenance and training costs are expensed as incurred.

Equity-Based Compensation

Equity awards to employees are measured and recognized in the consolidated financial statements based on the fair value of the award on the grant date. For time-based awards, the fair value of the award on the grant date is expensed on a straight-line basis over the requisite service period of the award. For awards subject to performance conditions, we will record expense when the performance condition becomes probable. We record forfeitures related to equity-based compensation for awards based on actual forfeitures as they occur.

Incentive units vest upon the occurrence of a service condition. The grant date fair value of incentive units is determined using a hybrid method consisting of both an option-pricing method, or OPM, and probability-weighted expected return method, or PWERM. Under the PWERM methodology, the fair value of our securities are estimated based upon an analysis of our future values, assuming various outcomes. The security values are based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of security. The future value of the securities under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for our securities. The outcomes evaluated under the PWERM methodology are an initial public offering, or IPO, in the near term, and a liquidity event in the longer term with less visibility into the timing and type of exit event using the OPM methodology. For the IPO scenario, the value of the share classes is assumed based on the expected pricing and timing of a potential IPO using revenue multiples of peer companies. The OPM valuation involves a two-step process. First, our equity value is established by calculating the enterprise value and adding cash and deducting debt. The enterprise value is established using generally accepted valuation methodologies including discounted cash flow analysis and comparable market analysis. Second, an allocation of the equity value among the securities that comprise our capital structure using the OPM is performed. The aggregate value of the redeemable convertible preferred units, common units, and incentive units derived from the OPM are then divided by the number of respective units outstanding to arrive at the per unit value.

The grant date fair value of RSUs is determined using the fair value of our common units. The fair value of our common units is calculated using the same hybrid method used to value incentive units. RSUs vest upon the satisfaction of both a service condition and a liquidity condition. The service condition is satisfied over four years, whereby 25% of the share units vest on the first anniversary from the grant date and then ratably vest on a quarterly basis thereafter through the end of the vesting period. The liquidity condition is satisfied upon the occurrence of a qualifying liquidity event, defined as a change of control transaction (including (i) an acquisition of securities which represent a majority of the voting power of all securities entitled to vote for our board of managers, (ii) the consummation of a merger, consolidation, or similar transaction, (iii) a sale of all or substantially all of our assets, or (iv) the approval by the Members of our liquidation or dissolution, in each case subject to customary exceptions as set forth in the third amended and restated limited liability company agreement), or an initial public offering, after the expiration of the lock-up period. The liquidity condition is viewed as a performance-based criterion for which equity-based compensation expense has not been recognized as of December 31, 2017, as the event is not yet probable of occurring. For accounting purposes, the satisfaction of the liquidity condition becomes probable upon completion of our initial public offering, at which point we will record a cumulative adjustment to equity-based compensation expense using the straight-line attribution method. The remaining unrecognized equity-based compensation expense related to RSUs will be recognized over the remaining requisite service period. The equity-based compensation will be measured using the grant date fair value of the RSUs.

We also record equity-based compensation expense when we or a holder of an economic interest in our company purchases units from an employee for an amount in excess of the fair value of the common units at the time of purchase. We recognize any excess value transferred in these transactions as equity-based compensation expense in our consolidated statement of operations.

Because our member equity units are not publicly traded, we must estimate the fair value of our member equity units. Historically, for all periods prior to this offering, the fair values of member equity units were estimated on each grant date by our board of managers. In order to determine the fair value of our member equity units, our board of managers considered, among other things, contemporaneous valuations of our member equity units prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or AICPA Guide. Our board of managers exercised reasonable judgment and considered several objective and subjective factors to determine the best estimate of the fair value of our member equity units, including:

•	relevant precedent transactions involving our member equity units;

•	our historical and expected results of operations and financial performance;

•	current business conditions;

•	our state of development and business strategy;

•	market multiples of comparable companies in our industry;

•	the lack of an active public market for our member equity units;

•	recent secondary sales of our member equity units;

•	the market performance of comparable publicly-traded peer companies; and

•	macroeconomic conditions.

For equity awards granted after the completion of this offering, our board of directors intends to determine the fair value of each share of underlying common stock based on the closing price of our Class A common stock as reported on the date of grant.

Based on an assumed initial public offering price of $             per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of incentive units outstanding as of December 31, 2017 was $             million, with $             million related to vested incentive units, and the aggregate intrinsic value of RSUs outstanding as of December 31, 2017 was $             million. As of December 31, 2017, we had $35.1 million of unrecognized compensation cost related to incentive units, which will be recognized over a weighted-average period of 3.0 years. As of December 31, 2017, we had $40.1 million of unrecognized compensation cost related to RSUs, and if our initial public offering had occurred on December 31, 2017, we would have recorded an estimated $3.9 million of equity-based compensation expense related to RSUs that vest upon the satisfaction of both a service condition and a liquidity condition. We expect our equity-based compensation expense to increase in absolute dollars over the long term as currently outstanding RSUs and other equity-based awards vest and as we issue additional equity-based awards to attract and retain employees.

We expect that the RSUs for which the service condition has been satisfied, or the Vested RSUs, will initially be settled on or about                         , 2018. On the settlement date, we may elect to withhold income taxes at applicable minimum statutory rates based on the then-current value of the Class A common stock underlying the Vested RSUs by selling shares of Class A common stock on behalf of RSU holders to cover any income taxes owed. In connection with this potential sale to cover, we would expect to sell shares of Class A common stock on behalf of the RSU holders and remit the resulting proceeds to the relevant tax authorities in cash to satisfy withholding tax obligations due at settlement. We currently expect that the average of these withholding tax rates will be approximately     %. If the price of our Class A common stock at the time of settlement of the Vested RSUs were equal to the assumed initial public offering price of $            , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we estimate that this tax obligation would be approximately $             million in the aggregate. Such a sale to cover would result in an

additional              shares of Class A common stock being sold in the marketplace at the time of settlement of the Vested RSUs. Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the estimated tax obligation by approximately $     million.

We may also elect to withhold shares of Class A common stock in net settlement from holders of Vested RSUs to satisfy income taxes associated with the settlement of such Vested RSUs, which would result in the aggregate tax obligation estimated above being paid by us in cash.

Business Combinations

We include the results of operations of the businesses that we acquire as of the respective dates of acquisition. We allocate the fair value of the purchase price of our acquisitions to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. The determination of the value and useful lives of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

Content Library, Intangible Assets, and Goodwill

The content library assets have been acquired from our network of independent authors (course creation costs) and through various business combinations. We amortize the content library and other intangible assets acquired in business combinations on a straight-line basis over their estimated useful lives, which is generally five years.

Periodically we assess potential impairment of our long-lived assets, which include our content library and intangible assets. We perform an impairment review whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include, but are not limited to, significant under-performance relative to historical or projected future results of operations, significant changes in the manner of our use of acquired assets or our overall business strategy, and significant industry or economic trends. When we determine that the carrying value of a long-lived asset (or asset group) may not be recoverable based upon the existence of one or more of the above indicators, we determine the recoverability by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate and recognize an impairment charge equal to the amount by which the carrying amount exceeds the fair value of the asset.

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. We test goodwill for impairment annually as of October 1, or whenever events or changes in circumstances indicate that goodwill may be impaired. We initially assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of our sole reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, then we perform the first step of a two-step analysis by comparing the book value of net assets to the fair value of the reporting unit. If the fair value is determined to be less than the book value, the second step analysis is performed to compute the amount of impairment as the difference between the estimated fair value of goodwill and the carrying value. In assessing the qualitative factors, we consider the impact of certain key factors including macroeconomic conditions, industry and market considerations, management turnover, changes in regulation, litigation matters, changes in enterprise value, and overall financial performance.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British Pound Sterling, Euro, Swedish Krona, Australian Dollar, Singapore Dollar, and Indian Rupee. Due to the relative size of our international operations to date, our foreign currency exposure has been fairly limited and thus we have not instituted a hedging program. We expect our international operations to continue to grow in the near term and we are continually monitoring our foreign currency exposure to determine when we should begin a hedging program. Today, our international contracts are denominated in U.S. dollars, while our international operating expenses are often denominated in local currencies. In the future, we plan to begin denominating certain of our international contracts in local currencies, and over time, an increasing portion of our international contracts may be denominated in local currencies. Additionally, as we expand our international operations a larger portion of our operating expenses will be denominated in local currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may affect our results of operations when translated into U.S. dollars.

Interest Rate Sensitivity

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. As of December 31, 2017, we had cash, cash equivalents, and restricted cash of $28.5 million, which consisted primarily of bank deposits and money market funds. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations of interest income have not been significant.

In June 2017, we entered into the Guggenheim Credit Agreement pursuant to which we borrowed the $115.0 million term loan capacity available under the credit agreement. We have elected to incur borrowings under the credit agreement at an adjusted LIBOR rate plus 8.50%. Adjusted LIBOR rate is defined as the LIBOR rate in effect for each interest period divided by one minus the statutory reserves (if any) for such Eurodollar borrowing for such interest period, and with respect to the term loan only, a minimum LIBOR floor of 1.00%. Under these borrowings, we can elect to 2.50% of the interest due on each interest payment date in-kind rather than in cash. The paid-in-kind interest will be added to the unpaid principal amount of the borrowings and continue to accrue interest. If the term loan under the credit agreement had been fully borrowed as of January 1, 2017 and remained outstanding for all of 2017, the effect of a hypothetical 100 basis point increase or decrease in interest rates in our floating interest rate on these borrowings would increase or decrease interest expense by approximately $1.2 million on an annual basis.

JOBS Act Accounting Election

We meet the definition of an emerging growth company under the JOBS Act, which permits us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements applicable to public companies.

Recent Accounting Pronouncements

See Note 1 to Pluralsight Holdings’ consolidated financial statements included elsewhere in this prospectus for more information.

LETTER FROM AARON SKONNARD

CO-FOUNDER, CHIEF EXECUTIVE OFFICER, AND CHAIRMAN

Thank you for considering an investment in Pluralsight.

More than 13 years ago, my co-founders and I created Pluralsight as an in-person, instructor-led training business. We soon realized with advancements in internet speed, cloud computing, streaming capabilities, and video and sound quality that our impact on the world could be much bigger. We pivoted to an entirely cloud delivery model in 2011 with the vision of making technology skills accessible to all people, everywhere. Our belief at Pluralsight is that technology can help solve some of the world’s big challenges. Our platform empowers technologists and businesses to do great work on meaningful problems, bring products and innovations to market faster, and create a better future for everyone.

Over the years, Pluralsight has become a leading cloud-based technology learning platform for both businesses and individuals. The capabilities of the platform continue to expand to meet the growing needs of our customers. Our cloud-based technology learning platform provides businesses the tools that they need to deliver and execute strategies more effectively and individuals the resources to advance their careers. With the recent launch of Iris, and Pluralsight IQ, businesses and individuals can more effectively quantify and develop skills across technologies at breakthrough speed.

This is just the beginning.

As technology increases its prevalence throughout the globe and across all industries, the market for technology skills continues to expand at a rapid pace. Our platform enables businesses to assess and upskill their teams at a rate that in-person ILT simply cannot match. We have and will continue to make investments in our platform and our global footprint to close the technology skills gap and improve the technology capabilities of our customers.

Our employees are a key reason for our continued success and I want to thank them for their incredible contributions in making Pluralsight what it is today. At Pluralsight, we believe in being committed to something bigger and being accountable for excellence. Our employees live our values and execute with a single mission in mind: to democratize technology skills.

As we continue to live this mission, we realize the vast potential that technology has to not only help businesses and individuals excel and innovate, but also to create freedom, equality, and opportunity around the globe. That is why we created Pluralsight One – our commitment to drive significant, lasting social impact by equipping people and nonprofits with the technology skills they need to participate more fully as digital citizens in our technology-driven future.

With the launch of Pluralsight One, we joined the Pledge 1% movement, a community of likeminded organizations that have made philanthropy a part of their core, reshaping the future of business by balancing purpose alongside profit. As a member of this community, my co-founder, Fritz Onion, and I have together committed one percent of the Company’s equity from our personal holdings, and Pluralsight has committed one percent of its profit, time, and product to Pluralsight One initiatives. This is an important element of our strategy to democratize technology skills across today’s digital divide.

As a potential investor, you should understand our mission and philosophy. We are committed to closing the technology skills gap globally. To do so, we have and will continue to make investments in our business with the intention of creating long-term value for our stockholders while expanding access to technology skills and improving the impact technology has on the world.

We are excited about what’s ahead and invite you to join with us as we create this future.

BUSINESS

Our Value Proposition

Pluralsight is an enterprise software company committed to closing the global technology skills gap. This gap is holding back companies and entire industries from reaching their full potential.

The skills gap exists because technology is changing faster than the world’s ability to acquire and adapt to new skills. To address this challenge, many companies still use traditional in-person ILT models, which don’t move fast enough or scale quickly enough to meet the ever-increasing demand.

We disrupt these in-person ILT models by offering a cloud-based technology learning platform that is broadly accessible. Learners on our platform can quickly acquire today’s most valuable technology skills through high-quality learning experiences delivered by subject-matter experts, available on any device at any time. We provide businesses with visibility into the strengths of their workforce, allowing them to better align resources, provide targeted skill development, and advance the skills of their teams.

Our learning experiences empower customers to adapt and thrive in the midst of unprecedented technological change and digital transformation. As a result, technology leaders now see us as their “supply chain for intellectual property.”

Closing the technology skills gap requires more than success in our commercial business. That is why we created Pluralsight One, our social impact initiative, committed to serving marginalized populations that our commercial business won’t reach. Pluralsight One will be funded by two of our co-founders who have together committed to donate one percent of the Company’s equity from their personal holdings. We will also donate one percent of our profit, time, and product to Pluralsight One endeavors.

Ultimately, our mission is to democratize technology skills. The more individuals we reach through our platform, the bigger our future opportunity becomes as we enable our customers to access an ever-expanding talent pool.

Overview

We are a leading provider of technology skill development solutions. We empower the people who power businesses by democratizing professional technology learning and enabling businesses around the world to drive innovation through a smarter workforce. We believe that everyone should have the opportunity to build a career that they are passionate about. We are disrupting traditional skill development models to provide people the skill development they need, when they need it, because learning should not be confined to a classroom, a “one size fits all” curriculum, or to a select minority of people. Our cloud-based technology learning platform provides a broad range of tools, including skill assessments, a curated library of courses, learning paths, and business analytics. Our platform is powered by Iris, our proprietary machine-learning driven skill assessment algorithm and recommendation engine, which enables businesses to more effectively quantify and develop skills across technologies. Through our platform we provide both businesses and individuals with the ability to stay smart, stay relevant, and drive results.

Technology has dramatically changed businesses. Companies of any scale across industries are embracing digital transformation as a way to remain competitive. Processes are now incorporated into applications, customer engagement happens over the web, marketing programs are launched on mobile devices, manual workflows are automated, and data drives real-time decisions. This can only happen through technology, and we are in a period of unprecedented technological transformation. To be successful through digital transformation, companies have had to dramatically adapt their workforces to incorporate more technology professionals. As the pace of technological change increases, companies are striving to improve the skills of their workforces and stay ahead of the latest technology trends.

Simply hiring more technologists is not enough. Companies need to assess the skill set of employees, address skills gaps on an individual level, and continuously help employees advance by building skills on relevant topics. Technology changes rapidly and businesses are under pressure to keep up with this change. From 2004 to 2016, there was an average of four new major software development frameworks created each year, in addition to newly developed derivations of existing software languages. As a result, computer science courses become obsolete quickly. According to a study by the Economist Intelligence Unit, 94% of executives cite a “moderate” or “severe” digital skills gap in their businesses, and a survey by Tech Pro Research indicates 59% of IT employees worry that their current skills will become obsolete. To counter this trend, businesses are focused on improving technology skill development and increasing its efficacy.

Our cloud-based technology learning platform provides businesses the solutions that they need to improve employee skills and drive better business outcomes. The key components of our platform include:

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Skill Assessments: Our assessment tool uses machine learning and advanced algorithms to measure a user’s skills, benchmark that user against others in the industry, and recommend opportunities for growth. Users are provided with a Pluralsight IQ that quantifies if a user is a beginner, intermediate, or advanced within technologies such as Angular JS, C#, and Java. We provide a modern skill assessment experience that gives businesses a credible, adaptable, and efficient model for validating technology skills.

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Course Library: Our course library includes over 6,500 on-demand and online courses across a range of technology subject areas, including cloud, mobile, security, IT, and data. Videos are organized by modules and clips and are searchable, so users can either take an entire course, or target an area for a specific need. The majority of our courses are transcribed, and once transcribed, are available with closed captioning in over 100 languages. In addition, the majority of our courses also include hands-on exercise files so the user can follow along as concepts are being taught. We have built our exclusive course library primarily by engaging our world-class community of subject-matter experts, or authors, who create content for us and share in our success by receiving revenue-share amounts based on the viewing of their content.

•

Learning Paths: Based on either an assessment or a user’s goals, our learning paths are curated to take users through a set of courses designed to help them master a particular subject area and not spend time reviewing content that they already know. Businesses can map learning paths to meet company-specific objectives.

•

Business Analytics: Our business analytics tools enable business customers to evaluate the technology skills of their teams, align learning to key business objectives, determine the usage of our platform, examine trends in skill development, and quantify the impact of our platform on their business.

We developed our proprietary machine-learning technology, Iris, to power our platform and improve the value of our skill assessments and course recommendations. Iris powers our skill assessments algorithm and guides users on how to develop desired skills. Iris uses machine learning, modern testing approaches, advanced statistical analysis, and data to create a smarter, more personalized development journey.

Our platform can be used by anyone, at any skill level, who has an interest in improving their technology skills. We offer a range of courses from beginner to advanced skill levels, with significant granularity within each topic so users can access content most relevant to their specific needs. We utilize a cloud-based delivery model that enables us to regularly make new content available to users and allows businesses to deliver consistent skill development across distributed workforces. Users can access our platform to learn anytime and anywhere. Pluralsight applications are delivered on demand and across a range of devices and operating systems, including iOS, Android, Windows, and Mac. In addition, Pluralsight applications are available for TV applications, including Amazon Fire TV, Apple TV, Chromecast, and Roku.

Our platform is used by businesses to train their software developers, IT professionals, data scientists, data engineers, technical engineers, business users, and technology executives. Our platform is also used by individuals to develop and enhance their technology skills. Small teams often represent the “top of the funnel” for larger deployments, bringing our technology into the workplace and proliferating usage within a business. We deploy a direct sales team focused on landing new business customers and expanding business-wide deployments. We have been successful in attracting businesses, particularly large enterprises, to our platform and expanding their use of our platform over time. As of December 31, 2017, our customers included more than 300 of the 2017 Fortune 500. From 2013 to 2017, the billings from our 2017 Fortune 500 customers, including new 2017 Fortune 500 customers that we acquired after 2013, increased by 9.1 times in the aggregate from the billings we generated from those companies in 2013. For the year ended December 31, 2017, 79% of our billings came from business customers and 21% came from individual users. Customers subscribe to our platform unassisted through our website or through our direct sales channel. We make adoption easy, with free trials and transparent pricing for all of our features.

We believe that we have substantial opportunities for growth. According to Training Industry, global spend on corporate training initiatives was estimated to be $359 billion in 2016. We believe as companies adopt more effective, on-demand, and cost-advantageous solutions for employees, we will take a significant share of market spend. Evans Data Corporation estimates that in 2017, there were over 102 million members of technical teams globally. Based in part on this information from Evans Data Corporation, we estimate that our current total addressable market exceeds $24 billion.

In recent years, we have reached significant scale in users and authors on our platform. As of December 31, 2017, more than 695,000 users in over 150 countries had access to our platform. Our content is developed and sourced from a network of over 1,350 authors. Today, we have over 6,500 on-demand and online courses on our platform and are adding on average more than 80 new courses each month. Our scale, growth, and rapid adoption are a testament to the applicability and effectiveness of our platform in the market for businesses and individuals.

We have achieved significant growth in recent periods. For the years ended December 31, 2016 and 2017, our billings were $149.2 million and $205.8 million, respectively, representing year-over-year growth of 38%, and our billings from business customers were $104.9 million and $163.0 million, respectively, representing year-over-year growth of 55%. For the years ended December 31, 2016 and 2017, our revenue was $131.8 million and $166.8 million, respectively, and our net loss was $20.6 million and $96.5 million, respectively, which reflect our substantial investments in the future growth of our business. For the years ended December 31, 2016 and 2017, cash provided by (used in) operations was $4.5 million and ($12.1 million), respectively. For the years ended December 31, 2016 and 2017, our free cash flow was ($7.9 million) and ($20.5 million), respectively, and our free cash flow included cash payments for interest on our long-term debt of $5.5 million and $6.9 million, respectively. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for a description of free cash flow and for a reconciliation of free cash flow to net cash provided by (used in) operations, the most directly comparable financial measure calculated in accordance with GAAP.

Industry Background

Companies have to drive innovation through technology to remain competitive

As technology evolves, competition across businesses intensifies. Industry leaders that were once measured by their scale, product quality, and reputation are increasingly measured by the success of their transition into the digital age. Companies across industries, from aerospace and defense to agriculture, are realizing that they must improve their use of data and software to create digital experiences, enable mobile capabilities, increase efficiencies, increase cyber security, and make better decisions. Software is displacing manual processes throughout businesses and every company is becoming a technology company. Businesses across industries are forming on the basis of new and disruptive technology. As a result, companies are seeking to hire and retain talent that can drive lasting innovation in technology. Managers need to empower their employees to innovate in order to create or maintain a competitive advantage.

The number of technical positions is growing across all industries

Demand for qualified technology professionals is growing as companies race to become bigger, better, and faster. Technical and software development jobs are growing at twice the national average of other job growth, as the scope of technical skills required is expanding for data scientists, data engineers, web designers, mobile application developers, and experts on new forms of software technology including Python, Apache, NoSQL, and Elastic. The number of technology-related functions across industries is expanding as companies move into the digital age. To remain competitive, businesses must adapt to changing needs and ensure that they get the best long-term return on their investment in human capital by hiring and retaining the best talent with the best skills and helping employees maintain and enhance their skill sets.

Technology skills are in high demand, but become obsolete quickly

The market for technology talent is growing and constantly evolving due to the continuously changing needs of firms and their employees. According to code.org, there are more than 500,000 open computing jobs in the United States. The Bureau of Labor Statistics projects that between 2016 and 2026, the number of computer and information technology occupation related jobs in the United States is expected to grow by more than 500,000 and that by 2020, there will be 1.4 million computer science related jobs available. Simply filling positions, however, is not enough. Today, there are over 250 programming languages in use, including 10 different variations of Java alone. Technology evolves and becomes obsolete quickly, and new technologies are perpetually emerging. As such, technology professionals must constantly keep their skills current.

Professionals in many other industries, such as medicine, law, and education, are required to undertake continuing education to maintain their professional licenses. There is no such requirement for technology professionals despite how quickly their skills can become obsolete and must be replaced. Businesses need a way to assess the ongoing technological proficiency of their workforces.

High levels of employee skill development result in better performing companies

Employee skill development has a direct impact on a company’s overall performance. Employee skill development has a direct impact to a company’s overall performance. Results can be measured by employee productivity and stock price returns. According to Deloitte, organizations with a strong learning culture are 56% more likely to be the first to market with their products versus their peers, and outperform the profitability of their peers, by 17%. As a result, businesses that fail to proactively improve the skills of their employees often lag behind competitors, and the consequences of this failure can be significant.

The way content is created and delivered impacts the effectiveness on the learner

In-person ILT remains the primary method to deliver content to individuals. These trainings are typically designed to address a group, usually delivered in a large, college-style lecture hall with little user engagement. This approach often fails to deliver satisfactory results because the creators of the content lack sufficient expertise in the subject or because the learning methods employed are antiquated or ineffective. Certain modern learning approaches provide lasting retention of information. These modern learning approaches provide diversity in delivery and improve efficacy of instruction for students, and include:

•	Short segments of digestible content to hold attention;

•	Use of visuals to target one of the four forms of learning styles (visual, auditory, written, and kinesthetic);

•	Learning from other people;

•	Delivery of content by subject-matter experts with relevant experience;

•	Information delivered when it is most useful; and

•	Subject matter that is relatable to an individual.

The ability to incorporate these qualities into technology skill development can have lasting effects on user engagement with content, understanding of key concepts, and long-term knowledge retention.

Businesses need end-to-end solutions to incorporate assessment, skill development, and analytics

Businesses need a way to accurately measure the skills of their employees in order to deliver relevant skill development and appropriately staff teams for success. In many businesses today, skills are not tested once someone is employed. With the fast pace of technological innovation, frequently assessing skills and elevating employee knowledge will be critical. Businesses need ways to measure employees against peer groups, identify where there are gaps in knowledge, and assign targeted skill development to best suit the needs of individuals. They also need to ensure that the skill development is effective and that employees understand the concepts they have been taught.

The Shortcomings of Existing Solutions

Many current approaches to technology skill development are inadequate. The creators of content often lack sufficient subject-matter expertise, the approaches do not focus on the needs of technology professionals, the learning methods are insufficient for the needs of modern businesses, and the offerings do not effectively enable businesses to measure concept mastery by their employees. Shortcomings of these approaches include:

In-person, instructor-led training is costly and does not scale

Still the most widely used form of corporate skill development with 49% of total training hours in 2016, in-person ILT has numerous disadvantages, according to the Association for Talent Development. In-person ILT is costly, not scalable through a large or distributed business, not available on-demand, not tailored to an individual’s needs, and does not typically include capabilities for assessment and on-demand help.

Legacy business e-learning is standardized, not personalized

These solutions typically consist of general, corporate-mandated static courses. These courses quickly become outdated and are designed to be accessed from desktops at work. This approach typically sacrifices depth and personalization in an attempt to make the content relevant to a large audience.

Consumer-centric e-learning does not provide advanced technology skill development or scale

A number of online learning solutions have emerged for individuals, such as solutions offering crash courses in coding or web design in an attempt to prepare people for entry-level programming jobs. These solutions do not provide advanced levels of technology skill development for technology professionals, or scale to meet the needs of businesses.

Free resources can be shallow, inconsistent, and inaccurate, and are not curated for specific needs

Free courses are available online from sources such as YouTube and can be accessed via Google searches. Free courses may not have been created by subject-matter experts, generally do not provide the level of depth that is required for skill development by technology professionals, and lack efficient discoverability, relevancy to a specific need, quality control, and measurement of success or concept mastery.

The Pluralsight Platform

Our solution consists of a cloud-based technology learning platform that provides businesses with tools to train their workforces and individuals with tools to advance their careers. These tools include skill assessments, a curated library of courses, learning paths, and business analytics. We enable businesses to evaluate the technical abilities of their teams, align learning to key business objectives, develop talent, and close skills gaps in critical technology areas, such as cloud, mobile, security, IT, and data. With our large network of technology subject-matter experts, extensive and growing course library, and our ability to quantify the impact and value of our solution, we are helping business leaders to succeed in the digital age.

We developed our proprietary machine-learning technology, Iris, to power our platform and improve the value of our skill assessments and course recommendations. Iris powers our skill assessments algorithm and guides users on how to develop desired skills. Iris uses machine learning, modern testing approaches, advanced statistical analysis, and data to create a smarter, more personalized development journey.

All of our courses are delivered on demand and across a range of devices and operating systems, including iOS, Android, Windows, and Mac. In addition, Pluralsight applications are available for TV applications, including Amazon Fire TV, Apple TV, Chromecast, and Roku.

Skill Assessments

Through our skill assessments, we are able to assess an individual’s proficiency in a topic through adaptive tests, identify gaps in skill sets, benchmark against peers, and provide him or her with a Pluralsight IQ. Pluralsight IQ is a numeric assessment of a skill and includes the skill area or technology, rating, skill level, and benchmarked percentile. Our assessment technology measures a learner’s skills, benchmarks against others in the industry, and provides opportunities for growth. Powered by Iris, our skill assessments provide highly indicative results on knowledge in specialized areas within 20 questions in under 10 minutes. With this technology, we are able to show users gaps in their knowledge and provide the required learnings for them to become experts. Pluralsight IQ provides a modern skill assessment experience that gives businesses a credible, adaptable, and efficient model for validating technology skills. Businesses are able to quickly assess the skill sets of employees, align resources appropriately, and recommend targeted skill development based on need.

Below is a sample question from one of our skill assessments and a resulting Pluralsight IQ:

As part of skill assessments, we also offer certification practice exams through our platform. Users utilize these practice exams to assess and validate their IT, management, and technical skills. Businesses can leverage certification practice exams to help certify their employees in areas of strategic importance to the business. Example certification practice exams include CISA, Cisco, CISSP, CompTIA, Microsoft, PMP, SSCP, and VMware VCP.

Course Library

Our course library includes over 6,500 on-demand and online courses across a range of technology subject areas, including cloud, mobile, security, IT, and data. A course generally consists of between two and four hours of video, broken into multiple modules consisting of two- to five-minute clips on specific topics, presented by an author who is an expert on the subject. These videos and modules are searchable, so users can either take an entire course, or target a particular segment for a specific need. For certain courses, users have access to hands-on exercise files to follow along and practice concepts in real-time. Assistance is available through discussion forums so users feel engaged and supported while learning new materials. At the end of a course, users take a knowledge check to determine if they have mastered the material and are presented recommendations for future skill development. Also, the majority of courses are transcribed and closed captioning is available in over 100 languages for transcribed courses.

We have built our exclusive course library primarily by engaging our world-class community of authors to create content for us and share in our success by receiving revenue-share amounts based on the viewing of their content. Our philosophy is that the more our authors earn, the more they are incentivized to create new content, which drives customer growth and user adoption.

Learning Paths

Based on either an assessment or an individual’s goals, our learning paths are curated to take users through a set of courses designed to help them master a particular subject area. Our learning paths take into account the skill level of each individual to guide users to the content that is most relevant to them, and not require them to spend time reviewing content that they already know. In addition, periodic learning assessments are available to ensure that users are on target with their learning objectives.

Our platform also allows businesses to create channels, which are a curated list of courses, modules, clips, and links to external resources. Channels can be shared with specific teams and throughout the business to enable custom skill development that aligns to specific objectives, which allows companies to reach their learning goals and business objectives more effectively and efficiently.

Business Analytics

Our business analytics tools enable business customers to evaluate the technical abilities of their teams, align skill development to key business objectives, determine the usage of our platform, examine trends in employee learning, and quantify the impact of our personalized learning solution on their teams’ skills. This enables our business customers to develop their employees’ talent and close any skills gap.

Key Benefits of Our Platform

We have developed our platform to empower businesses in driving innovation in this period of digital transformation with a smarter workforce. Key benefits of our platform include:

The most relevant skill development for a wide range of technology professionals

We believe we have the most relevant course library for the greatest number of technology professionals. We are a company founded by software engineers, and we understand first-hand the importance of keeping up with constantly changing technologies. We are focused on delivering learning content addressing the technology languages, tools, and frameworks used by the majority of technology professionals in the workplace. We began this business with a focus on software developers who constitute the largest segment of the technology market. Next, we expanded into the next three largest segments of IT operations, data, and security and our platform is capable of easily expanding to address new technical areas over time.

Integrated technology learning platform

We view learning as a holistic process. Taking a course on its own does not ensure that a user understands the content or that it was the right course to take in the first place. Our integrated platform combines skill assessments, a curated library of courses, learning paths, and business analytics to ensure that learners are taking the courses most useful to them and demonstrating comprehension of the subject matter. Through our skill assessments engine, powered by Iris, we are able to assess proficiency of a topic through adaptive tests and provide a Pluralsight IQ. By gathering such insights from our platform, businesses can understand skills gaps, benchmark employees against consistent standards, and address skill development needs in an efficient and targeted manner. Of surveyed Pluralsight users, 84% reported that they used the skills they learn on our platform within six weeks and 55% report that they used their new skills within one week.

High quality curated content

Our content is the product of our industry-leading authors. We have spent many years identifying, cultivating, and growing our author network, and over 1,350 authors have contributed to our current course library. One of the primary challenges for businesses and individuals seeking to enhance technology skills is finding the right resources. We address that challenge for them. Our extensive relationships within the developer and technical community allow us to source and retain the best subject-matter experts to produce relevant content for our users. We provide quality assurance on our authors’ expertise through our selection process and by having our in-house technology professionals and practitioners, as well as other authors, perform reviews on the quality and effectiveness of all content before it is published to our platform. This process ensures that our users are receiving high-quality, consistent results from our platform.

Cost effective technology learning platform

We believe our pricing model provides a significant cost advantage compared to traditional technology skill development offerings. Organizations spent an average of $1,273 per employee in 2016 on direct learning expenditures, according to the Association for Talent Development. While we currently only address a portion of our customers’ skill development needs, we believe that technology skill development represents a significant and growing portion of our customers’ skill development expenditures. Additionally, we have expanded, and intend to continue to expand, our course library to address a wider range of our customers’ skill development needs. As our customers’ industries and business models evolve, they require a learning solution that helps them deliver key innovations with demanding time and budgetary constraints. Our published pricing ranges from $499 to $699 per user per year for business subscriptions, providing what we believe to be a significant cost advantage over alternative solutions. In addition, our platform can be deployed with little to no implementation or other professional services required, as evidenced by substantially all of our revenue to date being derived from the sale of subscriptions to our platform.

Optimized for on-demand accessibility

We offer our courses the way users want to consume content. Our cloud-based technology learning platform is an on-demand solution that allows globally distributed users to access courses anytime they want from almost any device, maximizing utilization of our product and workplace efficiency. Our mobile applications are available on iOS and Android operating systems, and our desktop application is available on Mac and PCs. Courses can be temporarily downloaded and viewed offline. Our Apple TV application allows users to participate and take notes while watching our courses. These applications allow our users to take our courses when convenient for them. According to a 2015 survey, approximately 80% of our users report using Pluralsight during work, 88% outside of work hours, and 25% during commute and travel time.

Our Market Opportunity

In 2016, an estimated $359 billion was spent on corporate training initiatives, according to Training Industry. The majority of corporate spending today is on in person ILT and legacy e-learning solutions. We believe as companies adopt more effective, on-demand, and cost-advantageous solutions for employees, we will take a significant share of market spend.

Today our course library primarily addresses topics applicable to professionals in software development and IT operations and their teams, or technical teams. Evans Data Corporation estimates that in 2017, there were over 102 million members of technical teams globally. Based in part on this information from Evans Data Corporation, we estimate that our current total addressable market exceeds $24 billion. We have expanded and expect to expand into adjacent topics and expand our course library to increase our total addressable market over the long term.

Competitive Strengths

We believe our competitive advantages will enable us to maintain and extend our position as a leading provider of technical learning and talent management solutions for global industries. Our competitive strengths include:

Focus on addressing the needs of businesses

We are focused on enhancing skills development for technology professionals within businesses. We provide services to help ensure that our customers realize the full value of our platform. Our cloud-hosted, multi-tenant application platform is designed for enterprise scalability to accommodate significant growth in user base, support businesses with highly distributed locations, and provide service-level agreements around system availability. We are committed to maintaining an effective security program, dedicated to ensuring that our customers have the highest confidence in our data protection practices. Our security program is aligned to the ISO 27001/2 and GDPR standards and is regularly subject to penetration testing by third-party security auditors.

Our 2015 survey found that 86% of skill development managers in businesses have seen more positive ROI with Pluralsight as compared to other online learning offerings, demonstrating the advantages our content and broad range of tools provide to our business customers.

Target ongoing development of technology professionals

The skill development needs within a business are different from those of recent high school graduates, recreational learners, or individuals changing careers. We address the growing skills gap that exists within businesses created by technology obsolescence. Our content is focused on ensuring employees can master the latest emerging technologies and improve their skills in existing areas. Our course library includes over 6,500 on-demand and online courses across a range of technology subject areas, including cloud, mobile, security, IT, and data. We have built our extensive course library primarily by engaging our world-class community of authors, who create content for us. Our course library and community of authors enables us to provide high-quality content across a range of technology subject areas so our users can improve their performance in these key areas.

Consistent innovation and product expansion

Since 2012, we have expanded our course library at a CAGR of 32% while maintaining high quality, adding major skill development categories, and expanding our end-to-end portfolio to include assessments and analytics. We have grown our course library to include over 6,500 on-demand and online courses, including cloud, mobile, security, IT, and data, and broadened the tools available on our platform to include skill assessments, a curated library of courses, learning paths, and business analytics capabilities through a combination of acquisitions and our organic development initiatives. Our cloud-based delivery model combined with our distributed and scalable technology architecture allows us to regularly introduce new content and platform features to our customers quickly and seamlessly.

Advance skill assessments with personalized learning paths

Our ability to analyze, track, and benchmark employees differentiates our platform in the market, drives lasting value to businesses, and supports our high level of revenue retention from our business customers. Through our skill assessments, businesses are able to identify talent within their organizations and assess proficiency of a topic through adaptive tests, identify gaps in skills, and invest intelligently in their teams’ learning. With every assessment and course completed, Iris absorbs information about the state of technology skills of a specific business customer’s users and further personalizes the platform to each customer’s needs. We empower leaders to understand the varying skill levels within their business, provide employees with tailored courses to meet specific individual needs, better align teams on projects, and track learning progression over time. Our advanced business analytics enable businesses to manage skills at scale and drive business outcomes.

Highly efficient content development model

Our content development model allows us to source and distribute content in a highly efficient manner without having to hire content authors as full-time employees. We identify authors that are subject-matter experts in various technology areas, and engage them to develop content for our platform. Authors on our platform are paid a fee for the viewing of their content. In addition, by publishing their courses on our platform, we provide authors with exposure to our broad user base, thereby enabling our authors to build their reputations and increase their name recognition as a trusted source in the market. In addition, we share our success with our authors, who receive revenue-share amounts based on the viewing of their content. This incentivizes authors to create new high-quality content, which drives customer growth and user adoption. The strength of our platform and our approach to our author relationships enables us to attract and retain leading authors. The number of authors on our platform has increased from over 100 as of December 31, 2012 to over 1,350 as of December 31, 2017. Of the over 1,350 authors, over 750 have produced more than one course, and over 550 authors have produced a course in 2017.

Blue-chip customer base

Our customers include more than 300 of the 2017 Fortune 500. We derived approximately $35.8 million of our billings from our Fortune 500 customers in the year ended December 31, 2017. We believe there exists a significant opportunity to drive sales to large enterprises, including expanding relationships with existing customers and attracting new customers.

Mission-driven culture

Our mission of “democratizing technology skills” inspires everything we do. This is our North Star—it is the why and how behind all of our decisions. We have chosen to grow in a way that we believe will make our mission a reality. This includes creating a values-based culture that empowers our team to do the best, most purposeful work of their careers.

We are a team of lifelong learners. We welcome challenges. We crave fresh ideas. We take risks. And sometimes we fail. But we learn, and we keep moving forward. We love what we do and we create products that have the power to change lives, including our own.

Our Core Values

Our core values drive and guide everything we do.

Committed to Something Bigger

Our mission comes first and we believe in the power of shared purpose. The work we do is collaborative, dedicated, and empowering. We acknowledge others and recognize the power to create and make an impact exists within everyone.

Accountable for Excellence

We set success metrics and take responsibility to ensure that our actions align with the priorities of Pluralsight; we seek to make clear agreements to deliver solutions that are creative, forward-thinking, and meaningful to the business. We see the success of others and the company as part of our responsibility.

Create with Possibility

We are proactive, adaptive, and continuously maintain a learner’s mindset. We actively explore new ideas and push boundaries. We see ourselves as creators, and we seek to overcome limiting thoughts or beliefs.

Be our Word

We can be counted on to keep our word. We are authentic and sincere. Asking for help, granting trust, and assuming positive intent allow us to be responsible employees and to act in the best interest of Pluralsight.

Seek Context with Intention

We strive to live life with the mindset of creation, without complaint. We are inquisitive and data-driven. We are always seeking to relate to those we work with.

We are purpose and performance driven. We created a vision to help team members make their mark on a company that impacts the world. We believe in giving people the freedom and autonomy to create solutions that bring us closer to the mission and vision. We make agreements and set clear goals. We seek intention before letting our perceptions be clouded, and we notice how personal integrity affects everyone on a team. Our self-awareness creates safety, trust, and openness for the team. This environment gives the business effective speed and little ego or drama. It’s a true embodiment of our values. We believe in the impact of our work, our power to create together, and where technology can take us.

Growth Strategy

We are pursuing the following principal strategies to drive our growth:

Expand deployments within our customer base

We utilize a land-and-expand strategy within businesses, beginning with either individual users or departmental deployments. Our platform is used by individuals, developer groups, IT departments, line of business users, and human resources. Historically we have expanded from small teams to department to multi-department to business-wide deployments of our platform. For example, from 2013 to 2017, the billings from our business customers that were included in the 2017 Fortune 500 list, including new 2017 Fortune 500 customers that we acquired after 2013, increased by 9.1 times in the aggregate from the billings from those same companies in 2013. We intend to drive increased sales to existing customers by targeting new users, departments, and geographies within our customers.

Grow our business customer base

We have significantly expanded our direct sales force to focus on business sales and have aligned our sales team’s compensation structure to fit this objective. In addition to expanding our sales force, we have also been able to drive substantial increases in the productivity and effectiveness of our sales personnel over time as they gain more experience selling subscriptions to our platform. We intend to pursue a greater proportion of large scale, recurring business transactions and to more effectively drive business customer engagement throughout the life of the relationship. We will continue to expand our platform capabilities to deliver additional value to our customers. Our sales force educates business customers on the strengths of our platform to help customers make informed decisions and create a customized and unified end-to-end learning experience for their businesses.

Geographic Expansion

For the year ended December 31, 2017, we generated 65% of our revenue from customers in the United States. We see a significant opportunity to expand our reach into other regions, particularly where there are large developer groups for multi-national businesses. We have users in over 150 countries around the world and are building out sales teams in Europe and Asia to further address these large markets impacted by rapidly changing technologies.

We recently expanded our operations to Ireland as part of our strategy to build our business and drive customer growth in Europe. We intend to continue to selectively expand in key markets to grow our customer base and increase our revenue.

Expand course library with new content areas and offer additional platform features

We plan to continue to expand our course library to address the most relevant topics for users. Since January 1, 2013, we have added an average of over 80 new courses every month, with an average of over 230 new hours of video per month. We anticipate continued strong growth in our technology learning platform as we build out content in new areas like data science, data engineering, artificial intelligence, machine learning, and security.

We have introduced and acquired several platform features that have been integrated into our cloud-based technology learning platform, including skill assessments and learning paths. We will continue to add additional features to our technology learning platform over time which we believe will provide us the opportunity to generate more revenue from our customers.

Strategic Acquisitions

Strategic acquisitions have enabled us to quickly scale our business, expand our course library, add features to our cloud-based technology learning platform, and address new areas of technology in high demand by our customers. Over the past five years, we have made targeted strategic acquisitions, which have allowed us to expand our content catalog, author base, and platform capabilities. For example, the acquisition of Smarterer gave us the core of our assessment capability that is now an integral part of our technology learning platform and a key differentiator in the market. We have proven success with identifying core capabilities in the market, acquiring talent and technology, and integrating these assets onto our platform for a seamless user experience. We will continue to selectively add content and capabilities through acquisitions that enhance value to our customers.

Pluralsight One

We believe technology has the power to create freedom, equality, and opportunity around the globe. Pluralsight One is our social impact initiative dedicated to closing the technology skills gap. The initiative will support nonprofit organizations and amplify their impact by equipping them and the people they serve with the technology skills needed to solve the world’s greatest challenges. The more individuals we reach through our platform, the bigger our future opportunity becomes as we enable our customers to access an expanding talent pool.

Pluralsight One is the brand by which we will fulfill our commitment to the Pledge 1% integrated philanthropy movement. Two of our co-founders have together committed to donate one percent of the Company’s equity from their personal holdings and we have committed to donate one percent of our product, time, and profit upon the completion of this offering to help uplift communities around the world.

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Product: Pluralsight One will provide discounted and donated subscriptions to our platform to nonprofit organizations. We will support the needs of the social and nonprofit sectors by providing our platform to the people and organizations working on critical social issues. Any revenue from subscriptions provided to organizations in connection with Pluralsight One will be donated back to the community through charitable grants.

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Time: Employees and authors will be encouraged to donate one percent of their time to qualified nonprofits through volunteer activities in their communities and around the globe, supported by a paid volunteer time off policy, and potential matching dollars for hours volunteered.

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Profit: We will dedicate, annually, one percent of our net profits, if any, to Pluralsight One, which will infuse a portion of our earnings back into our social impact initiative, the nonprofits it will support through funding grants, and the communities where our employees and authors live and work.

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Equity: Two of our co-founders, Aaron Skonnard and Frederick Onion, each intend to donate a portion of their Pluralsight equity to Pluralsight One Fund, a donor advised fund owned and operated by a 501(c)(3) public charity. We will have advisory privileges over the fund, with the ability to recommend investment strategy of the donated assets, and the ability to recommend cash grants to support qualified charities, however we will not control the Pluralsight One Fund sponsor, and accordingly we will not consolidate the donor advised fund’s activities into our consolidated financial statements.

Technology and Content

Our cloud-hosted, multi-tenant application platform is designed for enterprise scalability to enable significant growth in our user base, support businesses with widely distributed locations, and provide high levels of system performance and availability. Our distributed and scalable technology architecture allows our global user base to access courses anytime they want from almost any device, maximizing utilization of our platform.

Iris

Our platform is powered by Iris, which underlies our skill assessments algorithm and guides users on how to develop desired skills. With every assessment and course completed, Iris absorbs information about the state of technology skills of our overall user base, a specific business customer’s users, and individual users, thereby allowing our platform to adapt to the needs of our customers. Iris leverages the following to create a smarter, more personalized development journey for users:

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Machine Learning. Iris uses a modified Bayes Network algorithm to predict assessment responses by updating certainty, question difficulty, and skill ratings as it collects user feedback. Using a text mapping technique, Iris recommends content based on a specific user’s Pluralsight IQ.

•	Modern Test Theory. Iris builds on Item Response Theory, or IRT, and applies Bayesian approximation. Learners are scored against a representative global estimate of all users of a given technology or skill, and questions are usable far sooner than with traditional IRT-based methods while maintaining similar levels of accuracy and reliability.

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Bayesian Statistics. Iris applies Bayesian statistics to assign scores to learners and characterize questions quickly and accurately. Iris is able to power adaptive assessments by using a modified scoring algorithm that applies a Monte Carlo method to evaluate each user’s skill level, providing adaptively selected questions to achieve a high level of certainty of that skill level.

Content Creation

Our course library has been created primarily by our world-class community of authors. By publishing their courses on our platform, we provide authors with exposure to our broad user base, thereby enabling our authors to build their reputations and increase their name recognition as a trusted source in the market. In addition, we share our success with our authors, who receive revenue-share amounts based on the viewing of their content. This incentivizes authors to create new high-quality content, which drives customer growth and user adoption, creating a virtuous cycle that promotes our continued growth.

We identify and select prospective authors based on their experience, following in user communities, popularity, ability to effectively communicate, and commitment to advancing knowledge about their discipline.

Once selected to produce content on our platform, we provide authors with a set of tools and skill development materials to instruct them on our course design methodology. They are assigned to one of our content leaders to help them select topics and craft an outline. One of our production editors then guides them through the video production and editing process. External peer reviewers, who are generally authors, help ensure technical accuracy. Authors produce videos and presentations from their own location on their own time, making the process scalable and efficient.

Based on the size of our author community and the related depth and breadth of technical knowledge, we have the ability to consistently deliver current and relevant content to keep pace with technology’s fast pace of change. On average, from the day we decide to create a course, we can identify and sign a new author who meets our specifications in approximately 65 days and that author can publish a new course on our platform within approximately 120 days.

Technology and Content Team

Our technology and content team regularly engages with customers, users, and industry analysts to understand customer needs and general industry trends to enhance our platform and course library. Our technology and content team use a human-centered design and development approach to engage with customers, users, and industry analysts through interviews and surveys on a frequent basis to understand customer needs and general industry trends to enhance our platform and course library. This allows us to build a platform that is uniquely positioned to deliver a highly personalized journey that focuses on the user and provides deep business analytics. The primary function of our technology team is to evaluate new technologies, determine the best technologies to create for our platform, incorporate new features and functionality into our platform to improve user experience, and ensure our solutions are delivered seamlessly, as well as to ensure that our platform is resilient and available to our customers at any time. Our content team tracks subject-matter experts across a variety of categories, researches the latest technology trends and adoption within businesses, and works with our authors to create high-quality content which addresses the needs of our customers.

As of December 31, 2017, we had 270 employees in our technology and content organization. We intend to continue to invest in our technology and content organization to strengthen our existing platform and add new capabilities to enhance our value to customers.

Customers

As of December 31, 2017, we had 14,463 business customers on our platform. We have experienced rapid growth within large businesses. Our client base is diversified across every industry: financial services, internet, technology, healthcare, media and entertainment, consumer goods and retail, transportation and logistics, government contractors, manufacturing, energy, education, and professional services.

Sales and Marketing

Our platform is designed to be easy to access and use, which allows both individual and business customers to seamlessly purchase subscriptions to, and deploy, our platform. Accordingly, for the year ended December 31, 2017, approximately 26% of our revenue was derived from self-service subscriptions to our platform without any direct interaction with our sales team.

We also deploy a direct sales team focused on landing new business customers, renewing existing subscriptions, and expanding business-wide deployments, as well as a field sales team responsible for sourcing new prospects and upsell opportunities. We expect to increase penetration into our business customers by expanding their use of our platform to address additional use cases and increasing the number of their employees who utilize our platform.

Our marketing efforts are focused on generating awareness of our cloud-based technology learning platform, creating sales leads, establishing and promoting our brand, and cultivating a community of loyal customers and authors. We utilize both online and offline marketing initiatives, including search engine and email marketing, online banner and video advertising, blogs, corporate communications, white papers, case studies, user events including Pluralsight LIVE, and webinars.

Employees

As of December 31, 2017, we had 825 full-time employees. We also engage contractors and consultants. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we believe that our employee relations are good.

Competition

The market for professional skill development is highly competitive, rapidly evolving, and fragmented. We expect competition to continue to accelerate in the future as competitors bundle new and more competitive offerings with their existing products and services, and as products and product enhancements are introduced into our market.

We compete directly or indirectly against:

•	Instructor-led training vendors, such as Global Knowledge, General Assembly, and New Horizons;

•	Legacy e-learning services, such as Skillsoft and Cornerstone On Demand;

•	Individual-focused e-learning services, such as LinkedIn Learning, Udemy, and Udacity; and

•	Free solutions, such as YouTube.

We believe that the principal competitive factors in our market include the following:

•	breadth, depth, and quality of content library;

•	platform features and functionality;

•	reliability and scalability;

•	performance;

•	user experience;

•	brand;

•	security and privacy;

•	price;

•	accessibility across several devices, operating systems, and applications;

•	third-party and customer integration;

•	customer, technology, and platform support; and

•	continued innovation.

We believe we compete favorably across these factors and are largely uninhibited by legacy constraints. However, many of our competitors and potential competitors are larger and have greater brand name recognition, longer operating histories, larger marketing budgets and established marketing relationships, access to larger customer bases, and significantly greater resources for the development of their offerings. Moreover, because our market is changing rapidly, it is possible that new entrants, especially those with substantial resources, more efficient operating models, more rapid technology and content development cycles, or lower marketing costs, could introduce new products and services that disrupt our market and better address the needs of our customers and potential customers.

Intellectual Property

We rely on trademarks, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. We believe that our intellectual property rights are valuable and important to our business.

As of December 31, 2017, we had nine pending patent applications in the United States and abroad. These patent applications seek to protect our proprietary inventions relevant to our business.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines, and logos in the United States and other countries to the extent we determine appropriate and cost effective. We also have common law rights in some unregistered trademarks that were established over years of use.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. In addition, the laws of various foreign countries where our products are distributed may not protect our intellectual property rights to the same extent as laws in the United States.

Legal Proceedings

We are, from time to time, subject to legal proceedings and claims arising from the normal course of business activities, and an unfavorable resolution of any of these matters could materially affect our future business, results of operations, financial condition, or cash flows.

Future litigation may be necessary, among other things, to defend ourselves or our users by determining the scope, enforceability, and validity of third-party proprietary rights or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Our Facilities

Our corporate headquarters occupies approximately 72,000 square feet in Utah under operating leases that expire at various times through 2021. We also lease offices around the world, including in Boston, Ireland, and India.

We believe that our existing facilities are sufficient for our current needs. In the future, we may need to add new facilities and expand our existing facilities as we add employees, grow our infrastructure, and evolve our business, and we believe that suitable additional or substitute space will be available on commercially reasonable terms to meet our future needs.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, as of March 31, 2018:

Name	Age	Position(s)

Executive Officers

Aaron Skonnard	45	Co-Founder, Chief Executive Officer, and Chairman

James Budge	51	Chief Financial Officer

Nate Walkingshaw	40	Chief Experience Officer

Joe DiBartolomeo	56	Chief Revenue Officer

Non-Employee Directors

Gary Crittenden(1)(2)	64	Director

Arne Duncan(2)	53	Director

Ryan Hinkle(3)(4)	37	Director

Tim Maudlin(3)	67	Director

Frederick Onion	49	Co-Founder, Director

Brad Rencher(4)	44	Director

Karenann Terrell(3)	57	Director

Scott Dorsey(2)(4)	50	Director

(1)	Lead Independent Director
(2)	Member of the Nominating and Corporate Governance Committee
(3)	Member of the Audit Committee
(4)	Member of the Compensation Committee

Executive Officers

Aaron Skonnard co-founded our company in 2004 and has served as our Chief Executive Officer since October 2009. Mr. Skonnard has served as Chairman of our board of directors since its formation in December 2017, as a member of the board of managers for Pluralsight Holdings since August 2014, and as a member of the board of managers of Pluralsight, LLC since October 2009. Mr. Skonnard also serves as a co-founder and executive board member of Silicon Slopes, a nonprofit designed to empower Utah’s startup and tech community. Mr. Skonnard holds a B.S. degree in Computer Science from Brigham Young University.

We believe that Mr. Skonnard is qualified to serve as a member of our board of directors because of his perspective and experience as our co-founder and Chief Executive Officer as well as our largest stockholder.

James Budge has served as our Chief Financial Officer since April 2017. From January 2016 to February 2017, Mr. Budge served as Chief Financial Officer and Co-President of Anaplan, Inc., a financial planning and performance management company. From May 2012 to January 2016, Mr. Budge served as Chief Operating Officer and Chief Financial Officer of Genesys, Inc., a provider of contact center solutions. From September 2005 to May 2012, Mr. Budge served as Chief Operating Officer and Chief Financial Officer of Rovi Corporation, a provider of digital entertainment technology which subsequently acquired and renamed itself TiVo corporation. Mr. Budge holds a B.S. degree in Accounting from Brigham Young University.

Nate Walkingshaw has served as our Chief Experience Officer since February 2016. Previously, Mr. Walkingshaw served as our Chief Product Officer from January 2015 to February 2016. Prior to joining our company, Mr. Walkingshaw founded and served as Chief of Research and Innovation at O.C. Tanner Company, an innovation incubator for recognition and wellness ventures, from November 2013 to January 2015. From May 2011 to August 2013, Mr. Walkingshaw served in various capacities at Brightface, Inc., a software and application development company, which he co-founded. Mr. Walkingshaw studied International Business at Westminster College.

Joe DiBartolomeo has served as our Chief Revenue Officer since June 2016. Prior to joining our company, Mr. DiBartolomeo served as President-Americas for Qlik Technologies Inc., a business intelligence and analytics company, from July 2011 to June 2016. Mr. DiBartolomeo studied Computer Science and Electrical Engineering at The New York Institute of Technology.

Non-Employee Directors

Gary Crittenden has served as a member of the board of directors since its formation in December 2017, and as a member of the board of managers of Pluralsight Holdings since June 2016. Since January 2017, Mr. Crittenden has served as an Executive Director at HGGC, LLC, a private equity firm. Mr. Crittenden previously served as the Chairman and Managing Partner of HGGC, LLC from December 2013 to December 2016, as its Chief Executive Officer from April 2012 to December 2013, and as its Managing Partner from 2009 to April 2012. Since July 2013 Mr. Crittenden has served on the board of directors of Primerica, Inc., a distributor of financial products, and since August 2016, Mr. Crittenden has served on the board of directors of Zions Bancorporation, a financial holding company. Mr. Crittenden previously served as chairman of Citi Holdings, and as Chief Financial Officer at Citigroup, American Express Company, Monsanto, Sears Roebuck, Melville Corporation, and Filene’s Basement. Mr. Crittenden holds a B.S. degree in Management from Brigham Young University, an M.B.A. degree from Harvard Business School, and an Honorary Doctorate from Weber State University.

We believe Mr. Crittenden is qualified to serve as a member of our board of directors because of his public company operating experience, financial and accounting expertise, and his leadership experience within large enterprises.

Scott Dorsey has served as a member of the board of directors since its formation in December 2017 and as a member of the board of managers of Pluralsight Holdings since September 2017. Since April 2015, Mr. Dorsey has served as Managing Partner of High Alpha, a venture studio that launches, scales, and invests in enterprise cloud companies. From July 2013 to August 2014, Mr. Dorsey served as the Chief Executive Officer of Salesforce ExactTarget Marketing Cloud, a cloud marketing platform and division of salesforce.com, inc., an enterprise cloud computing company. Prior to ExactTarget’s acquisition by salesforce.com in 2013, Mr. Dorsey co-founded ExactTarget, Inc., a marketing software company, and served as its Chairman and Chief Executive Officer from December 2000 to July 2013. Mr. Dorsey holds a B.S. degree in Marketing from Indiana University and an M.B.A. degree from the Kellogg School of Management at Northwestern University.

We believe Mr. Dorsey is qualified to serve as a member of our board of directors because of his public company operating experience and his experience in the venture capital industry analyzing and investing in technology companies.

Arne Duncan has served as a member of the board of directors since its formation in December 2017 and as a member of the board of managers of Pluralsight Holdings since June 2016. Since March 2016, Mr. Duncan has served as a Managing Partner at the Emerson Collective, a non-profit organization focused on improving the quality of public education. Mr. Duncan previously served as the U.S. Secretary of Education from January 2009 to December 2015. Mr. Duncan currently serves on the board of directors of several private companies. Mr. Duncan holds a B.A. degree in Sociology from Harvard University.

We believe Mr. Duncan is qualified to serve as a member of our board of directors because of his in-depth knowledge of, and experience in, education.

Ryan Hinkle has served as a member of the board of directors since its formation in December 2017, as a member of the board of managers of Pluralsight Holdings since August 2014, and as a member of the board of managers of Pluralsight, LLC since December 2012. Mr. Hinkle joined Insight Venture Management, LLC, a venture capital and private equity firm, in 2003 and has served as a Managing Director since December 2012. Mr. Hinkle holds a B.S. degree in Economics and a B.A.S. degree in Electrical Engineering from the University of Pennsylvania.

We believe that Mr. Hinkle is qualified to serve as a member of our board of directors because of his experience in the venture capital industry analyzing and investing in technology companies, as well as his perspective as a representative of one of our largest stockholders.

Timothy Maudlin has served as a member of the board of directors since its formation in December 2017 and as a member of the board of managers of Pluralsight Holdings since June 2016. From January 1989 to December 2007, Mr. Maudlin served as the Managing General Partner of Medical Innovation Partners, a venture capital firm. Mr. Maudlin has served as a member of the board of directors of Alteryx, Inc., a data analytics software company, since December 2015, and as a member of the board of directors of Web.com Group, Inc., an internet services company, since February 2002. Mr. Maudlin previously served as a member of the board of directors of ExactTarget, Inc., a marketing software company, from May 2008 to July 2013, and Sucampo Pharmaceuticals, Inc., a biopharmaceutical company, from September 2006 to February 2013. Mr. Maudlin holds a B.A. degree in Economics from St. Olaf College and an M.M. degree in Accounting, Finance, and Management from the Kellogg School of Management at Northwestern University. Mr. Maudlin is trained as a certified public accountant.

We believe that Mr. Maudlin is qualified to serve as a member of our board of directors because of his experience in the venture capital industry analyzing and investing in technology companies, his extensive experience as a member of numerous public company boards of directors, and his significant financial and accounting expertise.

Frederick Onion co-founded our company in 2004 has served as a member of the board of directors since its formation in December 2017, as a member of the board of managers of Pluralsight Holdings since August 2014, and as a member of the board of managers of Pluralsight, LLC since June 2014. Mr. Onion has served as our Content Advisor since June 2014, and previously served as our Chief Content Officer from May 2008 to May 2014. In August 2014, Mr. Onion founded the Onion Foundation, a private non-profit family foundation. Mr. Onion holds an A.B. degree in Computer Science from Harvard University and an M.S. degree in Computer Science from the University of California, Irvine.

We believe that Mr. Onion is qualified to serve as a member of our board of directors because of his knowledge of the industry in which we operate and his perspective, and experience as our co-founder.

Bradley Rencher has served as a member of the board of directors since its formation in December 2017 and as a member of the board of managers of Pluralsight Holdings since June 2016. Mr. Rencher has served as Executive Vice President and General Manager of Digital Marketing at Adobe Systems Inc., a software company, since August 2011. Mr. Rencher currently serves as a member of the board of directors of the Utah Symphony and as an executive board member of Silicon Slopes, a nonprofit designed to empower Utah’s startup and tech community. Mr. Rencher holds a B.S. degree in Business Management and Finance from Brigham Young University and an M.B.A. degree from the Kellogg School of Management at Northwestern University.

We believe that Mr. Rencher is qualified to serve as a member of our board of directors because of his knowledge of the industry in which we operate.

Karenann Terrell has served as a member of the board of directors since its formation in December 2017, and as a member of the board of managers of Pluralsight Holdings since October 2017. Since September 2017, Ms. Terrell has served as Chief Digital and Technology Officer for GlaxoSmithKline plc, a global pharmaceutical and healthcare company. Ms. Terrell previously served as the Chief Information Officer of Wal-Mart Stores, Inc., a global retail company, from February 2012 to March 2017. Ms. Terrell holds a B.S. degree in Electrical Engineering from Kettering University and an M.S. degree in Electrical Engineering from Purdue University.

We believe Ms. Terrell is qualified to serve as a member of our board of directors because of her public company operating experience, her expertise in digital, data, and analytics strategy, and her leadership experience within large enterprises.

Other Director Matters

Gary Crittenden served as the Chief Financial Officer of Citigroup from March 2007 to March 2009. In July 2010, Mr. Crittenden entered into an order with the SEC in which the SEC found that Mr. Crittenden should have known that certain statements made by Citigroup, while he was chief financial officer, were materially misleading and Mr. Crittenden paid a civil monetary penalty of $100,000. Mr. Crittenden did not admit any wrongdoing in connection with the matter or disgorge any amount to Citigroup, and he did not face a ban from any future activities. In electing Mr. Crittenden, our board of directors considered the SEC order and related matters and concluded that they did not raise any concerns about Mr. Crittenden’s qualification to serve on our board of directors.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Our board of directors consists of nine directors, six of whom qualify as “independent” under Nasdaq listing standards.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, immediately after the completion of this offering our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. Crittenden, Maudlin, and Rencher and their terms will expire at the annual meeting of stockholders to be held in 2019;

•	the Class II directors will be Messrs. Duncan and Onion and Ms. Terrell and their terms will expire at the annual meeting of stockholders to be held in 2020; and

•	the Class III directors will be Messrs. Dorsey, Hinkle, and Skonnard and their terms will expire at the annual meeting of stockholders to be held in 2021.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The classification of our board of directors with staggered three-year terms may have the effect of delaying or preventing changes in control of our company.

Upon completion of this offering, Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman, together with his affiliates, will control a majority of the combined voting power of our outstanding capital stock. As a result, Mr. Skonnard will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that each of Gary Crittenden, Scott Dorsey, Ryan Hinkle, Tim Maudlin, Brad Rencher, and Karenann Terrell does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and their affiliates, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board Oversight of Risk

One of the key functions of our board of directors is informed oversight of our risk management process. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its oversight function directly as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. For example, our Audit Committee is responsible for overseeing the management of risks associated with our financial reporting, accounting, and auditing matters; our Compensation Committee oversees the management of risks associated with our compensation policies and programs; and our Nominating and Corporate Governance Committee oversees the management of risks associated with director independence, conflicts of interest, composition, and organization of our board of directors and director succession planning.

Lead Independent Director

Our board of directors intends to adopt corporate governance guidelines that will provide that one of our independent directors should serve as our Lead Independent Director at any time when our Chief Executive Officer serves as the Chairperson of our board of directors or if the Chairperson is not otherwise independent. Our board of directors has appointed Gary Crittenden to serve as our Lead Independent Director. As Lead Independent Director, Mr. Crittenden will preside over periodic meetings of our independent directors, serve as a liaison between our Chairperson and our independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Board Committees

Our board of directors has established an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Our board of directors may establish other committees to facilitate the management of our business. Our board of directors and its committees set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

The members of our Audit Committee are Messrs. Hinkle and Maudlin and Ms. Terrell, with Mr. Maudlin serving as Chairperson, each of whom meets the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations. Each member of our Audit Committee also meets the financial literacy and sophistication requirements of the listing standards of Nasdaq. In addition, our board of directors has determined that Mr. Maudlin is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the completion of this offering, our Audit Committee will be responsible for, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	reviewing our financial statements and our critical accounting policies and estimates;

•	reviewing the adequacy and effectiveness of our internal controls;

•	developing procedures for employees to submit concerns anonymously about questionable accounting, internal accounting controls, or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing and approving related party transactions; and

•	approving or, as required, pre-approving, all audit and all permissible non-audit services, to be performed by the independent registered public accounting firm.

Our Audit Committee will operate under a written charter, to be effective prior to the completion of this offering, which satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.

Compensation Committee

The members of our Compensation Committee are Messrs. Dorsey, Hinkle, and Rencher, with Mr. Rencher serving as Chairperson, each member of our Compensation Committee is independent under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to compensation committee members. Each member of our Compensation Committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3. Following the completion of this offering, our Compensation Committee will be responsible for, among other things:

•	reviewing, approving, and determining, or making recommendations to our board of directors regarding, the compensation of our executive officers;

•	administering our equity compensation plans;

•	reviewing, approving, and making recommendations to our board of directors regarding incentive compensation and equity compensation plans;

•	establishing and reviewing general policies relating to compensation and benefits of our employees; and

•	making recommendations regarding non-employee director compensation to our full board of directors.

Our Compensation Committee will operate under a written charter, to be effective prior to the completion of this offering, which satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.

Nominating and Corporate Governance Committee

The members of our Nominating and Corporate Governance Committee are Messrs. Crittenden, Dorsey, and Duncan, with Mr. Crittenden serving as Chairperson. We have determined that Mr. Duncan is not independent as that term is defined under the rules and regulations of Nasdaq, and we intend to rely on the phase-in schedules set forth in Nasdaq Marketplace Rule 5615(b)(1) with respect to the independence of our Nominating and Corporate Governance Committee, which allows a company listing on the exchange in connection with its initial public offering to phase in its compliance with Nasdaq independent committee requirements such that all members of the Nominating and Corporate Governance Committee shall be independent within one year of listing. Following the completion of this offering, our Nominating and Corporate Governance Committee will be responsible for, among other things:

•	identifying, evaluating, and selecting, or making recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

•	evaluating the performance of our board of directors and of individual directors;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting;

•	approving our committee charters;

•	overseeing compliance with our Code of Business Conduct and Ethics;

•	contributing to succession planning;

•	reviewing actual and potential conflicts of interest of our directors and officers other than related party transactions reviewed by our Audit Committee; and

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters.

Our Nominating and Corporate Governance Committee will operate under a written charter, to be effective prior to the completion of this offering, which satisfies the applicable listing standards of Nasdaq.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics, or the Code. The Code applies to all of our employees, officers, directors, contractors, consultants, suppliers, and agents. Upon the completion of this offering, the full text of our code of conduct will be posted on our website at www.pluralsight.com under the Investor Relations section. We intend to disclose future amendments to, or waivers of, our Code, as and to the extent required by SEC regulations, at the same location on our website identified above or in public filings. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or our Compensation Committee.

A member of our board of directors and our compensation committee, Ryan Hinkle, is a Managing Director of Insight Venture Management, LLC, which is an affiliate of certain record and beneficial owners of more than 5% of our capital stock. Entities affiliated with Insight Venture Management, LLC purchased 2,653,927 Series C redeemable convertible preferred units for a total purchase price of $24,999,992 in March 2016 and 6,540,881 Class A common units for a total purchase price of $53,962,268 in August 2017.

A member of our board of directors and our compensation committee, Brad Rencher, is affiliated with Centerpine LLC, which purchased 53,003 common units for a total purchase price of $299,997 in November 2016. Centerpine LLC also purchased an additional 103,244 Class A common units for a total purchase price of $699,994 in September 2017.

A member of our board of directors and our compensation committee, Scott Dorsey, is affiliated with AREO Ventures, LLC, which purchased 147,492 Class A common units for a total purchase price of $999,996 in September 2017.

Non-Employee Director Compensation

Prior to this offering, we had not implemented a formal policy with respect to compensation payable to our non-employee directors for service as directors. We have a policy of reimbursing all of our non-employee directors for their reasonable out-of-pocket expenses in connection with attending board of directors and committee meetings. From time to time, we have granted incentive units to certain of our non-employee directors, typically in connection with a non-employee director’s initial appointment to our board of directors.

We intend to approve a non-employee director compensation program to become effective following this offering. Pursuant to this program, our non-employee directors will receive both cash and equity compensation for their service as directors.

The following table provides information regarding the total compensation that was awarded to each of our directors who was not serving as an executive officer during 2017. Mr. Skonnard has been excluded from this table because he was an employee of the Company in 2017 and his compensation as an employee is reflected in the section titled “Executive Compensation—2017 Summary Compensation Table.” Mr. Skonnard did not receive any compensation for his services as a director in 2017.

	Fees Earned or Paid in Cash	Unit Awards(1)	Total
Name	($)	($)	($)
Gary Crittenden	—	—	—
Scott Dorsey(2)	—	1,264,450	1,264,450
Arne Duncan	—	—	—
Ryan Hinkle	—	—	—
Tim Maudlin	—	—	—
Frederick Onion	—	—	—
Brad Rencher	—	—	—
Karenann Terrell(3)	—	1,264,450	1,264,450

(1)

Amounts reflect the full grant-date fair value of incentive units granted during 2017 computed in accordance with FASB ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provided information regarding the assumptions used to calculate the value of all incentive unit grants made to our directors in Note 8 to Pluralsight Holdings’ consolidated financial statements included elsewhere in this prospectus.

(2)	During fiscal year 2017, Mr. Dorsey received a grant of 209,000 incentive units, which vests in equal quarterly installments over three years, with the first tranche vesting on October 1, 2017.
(3)	During fiscal year 2017, Ms. Terrell received a grant of 209,000 incentive units, which vests in equal quarterly installments over three years, with the first tranche vesting on January 1, 2018.

The table below shows the aggregate numbers of unvested incentive units held as of December 31, 2017, by each non-employee director who was serving as of December 31, 2017. Mr. Skonnard, our Chief Executive Officer, is excluded from this table because he was an employee of the Company in 2017 and did not receive any incentive units for his services as a director. Mr. Skonnard’s outstanding incentive equity is fully reflected in the section titled “Executive Compensation—Outstanding Equity Awards at Fiscal Year-End.”

	Unvested Incentive Units Outstanding at Fiscal Year End
Name	(#)
Gary Crittenden	104,500
Scott Dorsey	191,584
Arne Duncan	231,256	(1)(2)
Ryan Hinkle	—
Tim Maudlin	87,084
Frederick Onion	—
Brad Rencher	104,500
Karenann Terrell	209,000

(1)	Of this amount, 104,500 unvested incentive units relate to Mr. Duncan’s May 2016 grant of 209,000 incentive units for his initial appointment to our board of directors.
(2)

Of this amount, 126,756 unvested incentive units relate to Mr. Duncan’s December 2016 grant of 169,007 incentive units in connection with Mr. Duncan providing certain services to us, including making appearances on our behalf. See the section titled “Certain Relationships and Related Party Transactions—Executive and Director Compensation” for additional information.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the section titled “—2017 Summary Compensation Table” below. The table summarizes the compensation paid to our principal executive officer and each of our other named executive officers determined under 402(m)(2) of Regulation S-K during 2017. We refer to these individuals as our “named executive officers.” In fiscal year 2017, our named executive officers and their positions were as follows:

•	Aaron Skonnard, our co-Founder, Chief Executive Officer, and Chairman;

•	James Budge, our Chief Financial Officer; and

•	Nate Walkingshaw, our Chief Experience Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2017 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for 2017.

Name and Principal Position	Salary ($)		Bonus ($)		Restricted Share Unit Awards(1) ($)	Incentive Unit Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation(3) ($)		Total ($)
Aaron Skonnard	226,875		784,464		24,720,000	18,150,000	—	—	2,083,969	(4)	45,965,308
Co-Founder, Chief Executive Officer, and Chairman

James Budge	3,456	(5)	280,000		—	6,016,079	—	—	17,931		6,317,466
Chief Financial Officer

Nate Walkingshaw	350,004		380,000	(6)	485,400	—	—	—	250,251		1,465,655
Chief Experience Officer

(1)

The amounts in the “Restricted Share Unit Awards” column reflect the aggregate grant-date fair value of RSUs awarded to our named executive officers during 2017 as computed in accordance with FASB ASC Topic 718. We provide information regarding the assumptions used to calculate the value of all RSU awards made to executive officers in Note 8 to Pluralsight Holdings’ consolidated financial statements included elsewhere in this prospectus.

(2)

The amounts in the “Incentive Unit Awards” column reflect the aggregate grant-date fair value of Class A and Class B incentive units granted during 2017 computed in accordance with FASB ASC Topic 718, rather than the amounts paid or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all incentive unit awards made to executive officers in Note 8 to Pluralsight Holdings’ consolidated financial statements included elsewhere in this prospectus.

(3)

For each of our named executive officers, the amount includes matching contributions under our 401(k) plan ($9,698 for Mr. Skonnard, $8,260 for Mr. Budge, and $9,091 for Mr. Walkingshaw) and gift cards ($500 for each of Mr. Skonnard, Mr. Budge, and Mr. Walkingshaw). For Mr. Budge, the amount also includes housing expenses ($9,037) and a reimbursement for gym membership and related expenses ($134). For Mr. Walkingshaw, the amount also includes the premiums from the redemption of 147,000 incentive units on August 31, 2017, totaling $185,220, and from the redemption of an additional 49,500 incentive units in November 2017, totaling $55,440.

(4)

For Mr. Skonnard, the amount in this column also includes a one-time compensation expense of $2,073,771 that we recorded in 2017 in connection with the conversion of 12,961,071 common units beneficially owned by Mr. Skonnard into Class B common units in June 2017. This amount represents the difference in fair value between the Class A common units and Class B common units at the time of conversion. We provide information regarding the conversion and assumptions used to calculate the value of the different classes of common units in Note 7 to Pluralsight Holdings’ consolidated financial statements included elsewhere in this prospectus.

(5)	This amount represents payments necessary to allow Mr. Budge to make standard applicable employee contributions under our broad-based employee benefits plans.
(6)	This amount represents (i) total quarterly cash bonuses of $100,000 and (ii) an annual bonus of $280,000.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding the incentive units, Class B incentive units, Class A RSUs, and Class B RSUs held by each of our named executive officers as of December 31, 2017.

		Incentive Unit Awards				RSU awards
Name	Grant Date	Number of Unvested Incentive Units (#)		Threshold Price Per Unit ($)	Catch-Up Price Per Unit ($)	Number of Unearned Units or Other Rights That Have Not Vested (#)		Market Value of Unearned Units or Other Rights That Have Not Vested(1) ($)
Aaron Skonnard	09/29/17	3,000,000	(2)	9.42	2.64
	09/29/17					3,000,000	(3)	$25,560,000

James Budge	04/25/17	1,652,769	(4)	9.42	3.55

Nate Walkingshaw	05/28/15	153,689	(5)	7.86	4.81
	09/30/16	138,375	(6)	9.42	3.95
	09/06/17					30,000	(7)	$252,000
	09/06/17					30,000	(8)	$252,000

(1)

This amount reflects the fair market value of our RSUs of $8.40 per unit and Class B RSUs of $8.52 per unit as of December 31, 2017, multiplied by the amount shown under the heading “Number of Unearned Units or Other Rights That Have Not Vested.”

(2)

Amounts reflect Class B incentive units. These incentive units vest as follows: 750,000 incentive units (representing approximately 25% of the total incentive units under this grant) will vest on July 25, 2018; provided, that Mr. Skonnard remains in continuous service with us through that vesting date; and the remaining incentive units will vest in equal quarterly installments of 187,500 incentive units each (representing approximately 6.25% of the total grant) on January 25, April 25, July 25, and October 25 of each year, commencing October 25, 2018, and continuing through July 25, 2021; provided, that Mr. Skonnard remains in continuous service with us through the quarterly vesting date in question. All unvested Class B units will immediately vest in the event that we terminate Mr. Skonnard’s employment without cause (other than due to death or disability) or Mr. Skonnard terminates his employment with us for good reason (each as defined in Mr. Skonnard’s Class B Incentive Unit Offer, dated September 29, 2017, or the Skonnard Class B Incentive Unit Offer). Upon, or in connection with, a “sale of the company” (as defined in the Fourth LLC Agreement), all unvested Class B incentive units will immediately vest in full.

(3)

Amounts reflect Class B RSUs. The securities underlying these RSUs vest as follows: (i) prior to the initial vesting date, none of the RSUs shall be vested; (ii) as of the initial vesting date (which requires both the occurrence of a liquidity event (as defined in Mr. Skonnard’s Amended and Restated RSU Agreement, dated                 , 2018, or the Skonnard RSU Agreement) prior to September 29, 2024 and Mr. Skonnard’s completion of at least one year of vesting service), Mr. Skonnard shall vest in 25% of the RSUs plus an additional 6.25% of the RSUs for each full quarter of additional vesting service that Mr. Skonnard has completed on or before the initial vesting date; provided, that Mr. Skonnard’s employment or consulting engagement with us has not terminated prior to such date; and (iii) as of any subsequent vesting date, Mr. Skonnard shall vest in an additional 6.25% of the RSUs; provided, that Mr. Skonnard’s employment or consulting engagement with us has not terminated prior to such date. The time- and service-based vesting requirements shall be deemed satisfied with respect to any then unvested RSUs in the event that we terminate Mr. Skonnard’s employment without cause (other than death or disability) or Mr. Skonnard terminates his employment with us for good reason (each as defined in the Skonnard RSU Agreement).

(4)

Amounts reflect incentive units. 25% of these units will become eligible to vest on April 17, 2018, and the remaining 75% of these units shall vest in 12 equal installments on each quarterly anniversary of April 17, 2018 through April 17, 2021. All unvested incentive units will immediately vest in the event we terminate Mr. Budge’s employment without cause or Mr. Budge terminates his employment with us for good reason (each as defined in the Budge Employment Agreement (as defined below)), in each case within 12 months of a sale of the company (as defined in the 2013 Plan (as defined below)).

(5)

Amounts reflect incentive units. 25% of these units vested on January 1, 2016, and the remaining 75% of these units vest in 12 equal installments on each quarterly anniversary of January 1, 2016 through January 1, 2019. Pursuant to Mr. Walkingshaw’s Incentive Unit Offer, dated May 28, 2015, all unvested incentive units under this grant will be forfeited automatically in the event Mr. Walkingshaw’s employment with us terminates prior to January 1, 2019, for any reason, whether voluntarily or involuntarily, with or without cause, provided, however, in the event of a sale of the company (as defined in the 2013 Plan) on or prior to Mr. Walkingshaw’s termination date, our board of directors may, in its discretion, accelerate the vesting of all or a portion of Mr. Walkingshaw’s then unvested incentive units under this grant.

(6)

Amounts reflect incentive units. 25% of these units vested on January 1, 2017, and the remaining 75% of these units vest in 12 equal installments on each quarterly anniversary of January 1, 2017 through January 1, 2020. Pursuant to Mr. Walkingshaw’s Incentive Unit

Offer, dated September 30, 2016, all unvested incentive units under this grant will be forfeited automatically in the event Mr. Walkingshaw’s employment with us terminates prior to January 1, 2020, for any reason, whether voluntarily or involuntarily, with or without cause, provided, however, in the event of a sale of the company (as defined in the 2013 Plan) on or prior to Mr. Walkingshaw’s termination date, our board of directors may, in its discretion, accelerate the vesting of all or a portion of Mr. Walkingshaw’s then unvested incentive units under this grant.

(7)

Amounts reflect RSUs. The shares underlying these RSUs vest as follows: (i) prior to the initial vesting date, none of the RSUs shall be vested; (ii) as of the initial vesting date (which requires both the occurrence of a liquidity event (as defined in Mr. Walkingshaw’s time-based Restricted Share Unit Agreement, dated September 6, 2017) prior to September 6, 2024 and Mr. Walkingshaw’s completion of at least one year of vesting service), Mr. Walkingshaw shall vest in 25% of the RSUs plus an additional 6.25% of the RSUs for each full quarter of additional vesting service that Mr. Walkingshaw has completed on or before the initial vesting date; provided, that Mr. Walkingshaw’s employment or consulting engagement with us has not terminated prior to such date; and (iii) as of any subsequent vesting date, Mr. Walkingshaw shall vest in an additional 6.25% of the RSUs; provided, that Mr. Walkingshaw’s employment or consulting engagement with us has not terminated prior to such date.

(8)

Amounts reflect RSUs. The shares underlying these RSUs vest as follows: (i) 50% of the RSUs vest on April 1, 2019 and; (ii) 50% of the RSUs vest on April 1, 2020, subject in all cases to (A) Mr. Walkingshaw’s continued employment or consulting engagement through the applicable vesting date, (B) the Company’s achievement of a specified performance condition, and (C) the occurrence of a liquidity event (as defined in Mr. Walkingshaw’s performance-based Restricted Share Unit Agreement, dated September 6, 2017) prior to September 6, 2024.

Executive Compensation Arrangements

Aaron Skonnard Executive Employment Agreement

Mr. Skonnard, our co-founder, Chief Executive Officer and Chairman, entered into an executive employment agreement with us, dated August 16, 2017, or the Skonnard Employment Agreement. Pursuant to the Skonnard Employment Agreement, Mr. Skonnard receives no base salary and is eligible to participate in standard benefit plans and perquisite programs made available to our employees generally. We provide Mr. Skonnard an amount of up to $3,000 per year for flexible spending account contributions. We also provide Mr. Skonnard with payment or reimbursement for private air travel of up $500,000 per year for his business travel. Mr. Skonnard also is eligible to participate in any annual bonus plan offered by us to our employees generally, with an annual target bonus of $400,000, and with individual goals, performance assessment, and discretionary bonus payments, if any, to be determined by our board of directors.

The Skonnard Employment Agreement provides for “at-will” employment and may be terminated at any time, for any or no reason, by either us or Mr. Skonnard on 30 days’ written notice to the other party. However, we may terminate Mr. Skonnard’s employment immediately and without prior notice for cause (as defined in the Skonnard Employment Agreement) or at our sole discretion by providing Mr. Skonnard with pay in lieu of the 30-day notice period. In addition, Mr. Skonnard may terminate his employment immediately and without prior notice for good reason (as defined in the Skonnard Employment Agreement). In the event Mr. Skonnard terminates the Skonnard Employment Agreement for any reason other than for good reason, then during the 30-day notice period, we may terminate Mr. Skonnard’s employment at any time, in which case all our obligations to Mr. Skonnard under the Skonnard Employment Agreement other than accrued obligations through the date of termination will cease.

If we terminate the Skonnard Employment Agreement without cause or if Mr. Skonnard terminates the Skonnard Employment Agreement for good reason, then we will pay to Mr. Skonnard: (i) severance pay in an amount equal to $200,000, less applicable withholdings, in six (6) equal monthly installments; and (ii) if Mr. Skonnard properly elects continuation coverage under our group medical insurance plan under applicable law, the percentage of the premium for such medical plan coverage which we bear for similarly situated active employees of ours and their enrolled family members immediately before the termination date for up to six (6) months. These severance payments, however, will be reduced by the amount of any compensation Mr. Skonnard earns from other employment during the period such severance payments are payable. In addition, if we determine following the termination of the Skonnard Employment Agreement that cause existed on or before such termination, the severance payments described in this paragraph will cease and/or become repayable to us by Mr. Skonnard, as applicable.

To receive the severance payments described in the immediately preceding paragraph, Mr. Skonnard must timely execute and deliver to us a separation agreement and release of all claims in a form acceptable to us and must not revoke such agreement.

The Skonnard Employment Agreement requires Mr. Skonnard to covenant to not compete with or against us for one year following Mr. Skonnard’s termination of employment with us, and to cooperate with us in good faith to resolve any dispute, controversy, or litigation we may be involved in (excluding any proceeding where Mr. Skonnard is an adverse party) for two years following his termination of employment with us.

Mr. Skonnard is also entitled to vesting acceleration benefits for certain of his equity awards under certain circumstances as described in the “Outstanding Equity Awards at Fiscal Year-End” table above.

James Budge Executive Employment Agreement

Mr. Budge, our Chief Financial Officer, entered into an executive employment agreement with us, dated September 15, 2017, or the Budge Employment Agreement. Pursuant to the Budge Employment Agreement, Mr. Budge is to receive no base salary, other than any payments necessary to allow for standard applicable employee contributions under our broad-based employee benefits plans, and is eligible to participate in standard benefit plans and perquisite programs made available to our employees generally. We provide Mr. Budge an amount of up to $3,000 per year for flexible spending account contributions. Through August 31, 2018, or such later date as determined our Chief Executive Officer, we will also provide Mr. Budge a housing reimbursement of up to $2,500 per month and reasonable travel reimbursement between California and Utah. We will also cover Mr. Budge’s reasonable relocation expenses when he relocates to Utah. Mr. Budge is also eligible to participate in any annual bonus plan offered by us to our employees generally, with individual goals, performance assessment, and discretionary bonus payments, if any, determined by our Chief Executive Officer or our board of directors.

The Budge Employment Agreement provides for “at-will” employment and may be terminated at any time, for any or no reason, by either us or Mr. Budge on 30 days’ written notice to the other party. However, we may terminate Mr. Budge’s employment immediately and without prior notice for cause (as defined in the Budge Employment Agreement) or at our sole discretion by providing Mr. Budge with pay in lieu of the 30-day notice period. In addition, Mr. Budge may terminate his employment immediately and without prior notice for good reason (as defined in the Budge Employment Agreement). In the event Mr. Budge terminates the Budge Employment Agreement for any reason other than for good reason, then during the 30-day notice period, we may terminate Mr. Budge’s employment at any time, in which case all our obligations to Mr. Budge under the Budge Employment Agreement other than accrued obligations through the date of termination will cease.

If we terminate the Budge Employment Agreement without cause or if Mr. Budge terminates the Budge Employment Agreement for good reason, then we will pay to Mr. Budge: (i) severance pay in an amount equal to $175,000, less applicable withholdings, in six (6) equal monthly installments; and (ii) if Mr. Budge properly elects continuation coverage under our group medical insurance plan under applicable law, the percentage of the premium for such medical plan coverage which we bear for similarly situated active employees of ours and their enrolled family members immediately before the termination date for up to six (6) months. These severance payments, however, will be reduced by the amount of any compensation Mr. Budge earns from other employment during the period such severance payments are payable. In addition, if we determine following the termination of the Budge Employment Agreement that cause existed on or before such termination, the severance payments described in this paragraph will cease and/or become repayable to us by Mr. Budge, as applicable.

To receive the severance payments described in the immediately preceding paragraph, Mr. Budge must timely execute and deliver to us a separation agreement and release of all claims in a form acceptable to us and must not revoke such agreement.

The Budge Employment Agreement requires Mr. Budge to covenant to not compete with or against us for one year following Mr. Budge’s termination of employment with us, and to cooperate with us in good faith to resolve any dispute, controversy or litigation we may be involved in (excluding any proceeding where Mr. Budge is an adverse party) for two years following his termination of employment with us.

Mr. Budge is also entitled to vesting acceleration benefits for certain of his equity awards under certain circumstances as described in the “Outstanding Equity Awards at Fiscal Year-End” table above.

Nate Walkingshaw Executive Employment Agreement

Mr. Walkingshaw, our Chief Experience Officer, entered into an executive employment agreement with us, dated September 15, 2017, or the Walkingshaw Employment Agreement. Pursuant to the Walkingshaw Employment Agreement, Mr. Walkingshaw is eligible to participate in standard benefit plans and perquisite programs made available to our employees generally and, effective as of January 1, 2018, Mr. Walkingshaw receives an annual base salary of $330,000. Mr. Walkingshaw also is eligible to participate in any annual bonus plan offered by us to our employees generally, with individual goals, performance assessment, and discretionary bonus payments, if any, determined by our Chief Executive Officer or our board of directors.

The Walkingshaw Employment Agreement provides for “at-will” employment and may be terminated at any time, for any or no reason, by either us or Mr. Walkingshaw on 30 days’ written notice to the other party. However, we may terminate Mr. Walkingshaw’s employment immediately and without prior notice for cause (as defined in the Walkingshaw Employment Agreement) or at our sole discretion by providing Mr. Walkingshaw with pay in lieu of the 30-day notice period. In addition, Mr. Walkingshaw may terminate his employment immediately and without prior notice for good reason (as defined in the Walkingshaw Employment Agreement). In the event Mr. Walkingshaw terminates the Walkingshaw Employment Agreement for any reason other than for good reason, then during the 30-day notice period, we may terminate Mr. Walkingshaw’s employment at any time, in which case all our obligations to Mr. Walkingshaw under the Walkingshaw Employment Agreement other than accrued obligations through the date of termination will cease.

If we terminate the Walkingshaw Employment Agreement without cause or if Mr. Walkingshaw terminates the Walkingshaw Employment Agreement for good reason, then we will pay to Mr. Walkingshaw: (i) severance pay in an amount equal to six (6) months of Mr. Walkingshaw’s then-current base salary, less applicable withholdings, in six (6) equal monthly installments; and (ii) if Mr. Walkingshaw properly elects continuation coverage under our group medical insurance plan under applicable law, the percentage of the premium for such medical plan coverage which we bear for similarly situated active employees of ours and their enrolled family members immediately before the termination date for up to six (6) months. These severance payments, however, will be reduced by the amount of any compensation Mr. Walkingshaw earns from other employment during the period such severance payments are payable. In addition, if we determine following the termination of the Walkingshaw Employment Agreement that cause existed on or before such termination, the severance payments described in this paragraph will cease and/or become repayable to us by Mr. Walkingshaw, as applicable.

To receive the severance payments described in the immediately preceding paragraph, Mr. Walkingshaw must timely execute and deliver to us a separation agreement and release of all claims in a form acceptable to us and must not revoke such agreement.

The Walkingshaw Employment Agreement requires Mr. Walkingshaw to covenant to not compete with or against us for one year following Mr. Walkingshaw’s termination of employment with us, and to cooperate with us in good faith to resolve any dispute, controversy or litigation we may be involved in (excluding any proceeding where Mr. Walkingshaw is an adverse party) for two years following his termination of employment with us.

Equity Plans and Arrangements

The principal features of our equity plans and arrangements are summarized below. These summaries are qualified in their entirety by reference to the actual verbiage of the plans, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Incentive Unit Plan

In May 2013, the board of managers of Pluralsight Holdings adopted, and the members of Pluralsight Holdings approved, our Incentive Unit Plan, or the 2013 Plan, which was amended in February and November of 2014. The 2013 Plan will be terminated in connection with this offering, and accordingly, no additional awards will be granted under the 2013 Plan. However, the 2013 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2013 Plan. As of December 31, 2017, under the 2013 Plan, we had 15,791,871 incentive units outstanding.

Plan Administration. The board of managers of Pluralsight Holdings administers the 2013 Plan. Subject to the provisions of the 2013 Plan, the board of managers of Pluralsight Holdings has the power to determine (i) which employees and consultants of Pluralsight Holdings will be granted unit awards; (ii) when and how each unit award will be granted; (iii) the terms of each unit award (including the strike price of and number of incentive units underlying unit awards); (iv) the fair market value of incentive units; and (v) the redemption price for vested incentive units. In addition, the board of managers of Pluralsight Holdings may construe and interpret the 2013 Plan and unit award agreements thereunder; establish, amend, and revoke rules and regulations for the administration of the 2013 Plan; accelerate the vesting of unit awards (including in connection with a sale of Pluralsight Holdings); approve forms of unit award agreement and amend unit award agreements; and take such other actions it deems necessary or expedient under the 2013 Plan.

Unit Awards. Unit awards have been granted under the 2013 Plan. The board of managers of Pluralsight Holdings generally determines the terms and conditions of unit awards (including vesting criteria, which may be service- or performance-based). All incentive units issued under the 2013 Plan are subject to the terms and conditions of the operating agreement of Pluralsight Holdings. The receipt of a unit award is conditioned upon the recipient executing a unit award agreement approved by the board of managers of Pluralsight Holdings and agreeing to timely file an election under Section 83(b) of the Code. Any distributions (other than certain tax distributions) made with respect to unvested incentive units subject to a unit award will be held in escrow until such incentive units either become vested or are forfeited.

In the event the continuous service of a unit award holder is terminated for any reason, the unit award holder will automatically forfeit the unvested incentive units underlying the unit award (unless provided otherwise in the unit award agreement).

Upon the unit award holder’s (i) death or permanent disability, (ii) termination of continuous service for any reason, (iii) transfer of his or her incentive units in violation of the applicable unit award agreement, the 2013 Plan, or the operating agreement of Pluralsight Holdings, or (iv) violation of any restrictive covenant in favor of Pluralsight Holdings, the board of managers of Pluralsight Holdings may elect to redeem and repurchase the applicable unit award holder’s vested incentive units in accordance with the terms and conditions in the 2013 Plan.

Non-Transferability of Unit Awards. Unit awards may not be transferred before vesting or in violation of the other restrictions on transfer contained in the operating agreement of Pluralsight Holdings.

Adjustment of Units. In the event of a capitalization adjustment, as defined in the 2013 Plan, the board of managers of Pluralsight Holdings will proportionately and appropriately adjust the maximum number and classes of membership units subject to the 2013 Plan.

Sale of Pluralsight Holdings. The 2013 Plan provides that in the event of a sale of the Company (as defined in the 2013 Plan), outstanding unit awards may accelerate vesting if so provided in the applicable unit award agreement or if our board of managers otherwise determines.

Amendment; Termination. The board of managers of Pluralsight Holdings may suspend or terminate the 2013 Plan at any time, provided that such action may not impair rights and obligations under any unit award except with the written consent of the affected holder. Unless sooner terminated, the 2013 Plan automatically will terminate in January 2023, provided that all incentive units will terminate immediately after the sale of Pluralsight Holdings.

2017 Equity Incentive Plan

In June 2017, the board of managers of Pluralsight Holdings adopted, and the members of Pluralsight Holdings approved, our 2017 Equity Incentive Plan, or the 2017 Plan. The 2017 Plan will be terminated in connection with this offering, and accordingly, no additional awards will be granted under the 2017 Plan. However, the 2017 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2017 Plan. As of December 31, 2017, under the 2017 Plan, we had outstanding RSU awards covering an aggregate of 2,178,450 Class A common units.

Plan Administration. A committee appointed by the board of managers of Pluralsight Holdings (or the board of managers if no committee is appointed) administers the 2017 Plan. Subject to the provisions of the 2017 Plan, the committee has the authority to (i) construe and interpret the 2017 Plan and any award agreement thereunder; (ii) prescribe, amend, and rescind rules and regulations relating to the 2017 Plan; (iii) grant waivers of any conditions of the 2017 Plan or any award; (iv) establish sub-plans to satisfy the blue sky, securities, tax, or other laws of any jurisdiction (domestic or foreign) in which we intend to grant awards; and (v) modify and make all other determinations necessary or advisable for the administration of 2017 Plan.

Restricted Share Units. RSUs have been granted under the 2017 Plan. An RSU is an award of a contingent right to receive at a designated future time a specified number of our units or payment equal to the then fair market value of a specified number of our units. Payment (i.e., settlement) of vested RSUs will be made in the form of units or, if otherwise determined by the committee in its discretion and not prohibited by our governance documents, with equity securities of an Upstream Public Affiliate or other securities to which units have been or are being converted or with a combination of Units and such other securities. The committee determines the terms and conditions of RSUs, including the number of units granted, the vesting criteria, and the form and timing of payment. Upon termination, a holder of RSUs generally will automatically and immediately forfeit all of his or her unvested RSUs.

Non-Transferability of Awards. Awards are not transferable other than by the laws of decent and distribution, and only the recipient of an award may exercise it during his or her lifetime.

Adjustment of Units. In the event of certain changes in the capital structure of Pluralsight Holdings without consideration, as set forth in the 2017 Plan, the number of units subject to outstanding awards generally will be proportionately adjusted.

Change in Control Transactions. The 2017 Plan provides that in the event of a change in control, outstanding awards generally will be treated as the committee determines, including that awards may be assumed or substituted for by the successor or acquiring entity or terminated and cashed out for a payment equal to the per unit transaction consideration over the excess of the award exercise price, if any. In addition, the committee may in its discretion provide for the accelerated vesting, exercisability, or payment of all or any portion of an award in connection with a change in control.

Amendment; Termination. The board of managers of Pluralsight Holdings may amend or terminate the 2017 Plan at any time, provided such action may not affect any unit previously issued or any award previously granted under the 2017 Plan. Unless earlier terminated, the 2017 Plan will expire automatically in 2027.

2018 Equity Incentive Plan

Prior to the consummation of this offering, we expect our board of directors to adopt, and our stockholders to approve, our 2018 Plan, which will become effective on the date immediately prior to the date of this prospectus and is not expected to be utilized until after the completion of this offering. Our 2018 Plan provides for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, and performance shares to our employees, directors, and consultants, and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares. A total of              shares of our Class A common stock will be reserved for issuance pursuant to the 2018 Plan. The number of shares available for issuance under the 2018 Plan also includes an annual increase on the first day of each fiscal year beginning in 2019, equal to the least of:

•	shares;

•	% of the outstanding shares of our capital stock as of the last day of our immediately preceding year; or

•	a lower number of shares determined by the 2018 Plan’s administrator.

Plan Administration. Our Compensation Committee administers our 2018 Plan. Subject to the provisions of our 2018 Plan, the administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price.

Stock Options. Stock options may be granted under our 2018 Plan. The exercise price of options granted under our 2018 Plan must at least be equal to the fair market value of our Class A common stock on the date of grant. Subject to the provisions of our 2018 Plan, the administrator determines the term of all other options.

After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her award agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2018 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair value of our Class A common stock between the exercise date and the date of grant. Subject to the provisions of our 2018 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Class A common stock, or a combination thereof, except that the per share exercise price of a stock appreciation right will be no less than 100% of the fair market value of our Class A common stock on the date of grant. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her award agreement. Generally, stock appreciation rights will be subject to the same post-termination exercise restrictions as options as described above.

Restricted Stock. Restricted stock may be granted under our 2018 Plan. Restricted stock awards are grants of shares of our Class A common stock that vest in accordance with terms and conditions established by the administrator. The administrator determines the number of shares of restricted stock granted and may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under our 2018 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our Class A common stock. The administrator determines the terms and conditions of restricted stock units, including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us), and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2018 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares, or in some combination thereof.

Non-Employee Directors. Our 2018 Plan provides that all non-employee directors are eligible to receive all types of awards under the 2018 Plan. In order to provide an annual maximum limit on the awards that can be made to our non-employee directors, our 2018 Plan provides that, in any given year, a non-employee director will not receive awards having a grant-date fair value greater than $            , increased to $             in connection with his or her initial service, as determined under GAAP. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our non-employee directors under our 2018 Plan in the future.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2018 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise an award, if applicable, during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization as set forth in our 2018 Plan, to prevent diminution or enlargement of the benefits or potential benefits available under our 2018 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2018 Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2018 Plan in such a manner as it deems equitable.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants that all awards will terminate immediately prior to the consummation of such proposed transaction to the extent not exercised.

Merger or Change in Control. Our 2018 Plan provides that in the event of a merger or change in control, as defined in the 2018 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its subsidiary does not continue any outstanding award in accordance with the 2018 Plan, then such award will fully vest, all restrictions will lapse, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and the award will become fully exercisable, as applicable. If the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options, stock appreciation rights, and restricted stock units, if any, will vest and become immediately exercisable, all restrictions on his or her restricted stock will lapse, all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions will be deemed met, as applicable.

Forfeiture and Clawback. All awards granted under our 2018 Plan are subject to recoupment under any clawback policy that we are required to adopt under applicable law. In addition, the administrator may provide in an award agreement that the recipient’s rights, payments, and benefits with respect to such award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events. In the event of any accounting restatement, the recipient of an award will be required to repay a portion of the proceeds received in connection with the settlement of an award earned or accrued under certain circumstances.

Amendment; Termination. The automatic increase in shares under the 2018 Plan will expire in 2028. The 2018 Plan will not expire until terminated by the administrator, which has the authority to amend, suspend, or terminate our 2018 Plan, provided such action does not materially impair the existing rights of any participant, subject to certain exceptions in accordance with the terms of our 2018 Plan.

Skonnard RSU Agreement

On September 29, 2017, we granted Mr. Skonnard 3,000,000 Class B RSUs subject to the terms and conditions of the Skonnard RSU Agreement. The Class B RSUs subject to the Skonnard RSU Agreement vest on the terms set forth on footnote 3 to the “Outstanding Equity Awards at Fiscal Year-End” table above. Upon settlement of each Class B RSU, Mr. Skonnard will receive an LLC Unit and a share of Class C common stock. In addition, in connection with the settlement a certain number of LLC Units and shares of Class C common stock automatically will be redeemed and exchanged for Class A common stock and immediately sold to cover the applicable tax withholding obligations in connection the vesting and settlement of the Class B RSUs. The Class B RSUs generally are not transferrable. Upon a stock split, stock dividend, reclassification, or similar transaction, including any adjustment in connection with the Reorganization Transactions, the securities underlying the Class B RSUs generally will be proportionately adjusted. In the event of a change in control, the Class B RSUs may be assumed, converted, replaced, or substituted for by the successor or acquiring entity. In the event of a change in control in which the successor or acquiring entity (if any) does not assume, convert, replace, or substitute the Class B RSUs, then the vesting and/or payment of the Class B RSUs will accelerate immediately prior to the consummation of such change in control. In addition, the Class B RSUs may be subject to accelerated vesting or payment of all or any portion of an award in connection with a change in control.

2018 Employee Stock Purchase Plan

Prior to the consummation of this offering, we expect our board of directors to adopt, and our stockholders to approve, our ESPP, which will become effective on the date of its adoption by our board of directors. We believe that allowing our employees to participate in the ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

Authorized Shares. A total of              shares of our Class A common stock are available for sale under the ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the plan on the first day of each fiscal year beginning in 2019, equal to the least of:

•	shares;

•	% of the outstanding shares of our capital stock on the last day of our immediately preceding year; or

•	an amount determined by the ESPP’s administrator.

Plan Administration. Our Compensation Committee administers the ESPP, and has full and exclusive authority to interpret the terms of the plan and determine eligibility to participate, subject to the conditions of the plan as described below.

Eligibility. Generally, all of our employees are eligible to participate if they are employed by us, or any designated subsidiary, for at least 20 hours per week and more than five months in any calendar year.

Offering Periods. Our ESPP allows us to make offerings that are not intended to qualify under Section 423 of the Code, as described in our ESPP. Our ESPP provides for consecutive, non-overlapping     -month offering periods. The offering periods are scheduled to start on the first trading day on or after              and              of each year, except for the first offering period, which will commence on the effective date of the registration statement of which this prospectus forms a part and will end on the first trading day on or before             , and the second offering period, which will commence on the first trading day on or after             . Each offering period will include purchase periods, which will commence on or after              and              and end on the first trading date on or after              and             , respectively; provided, however, that the first exercise date under the ESPP will be the first trading day on or after             .

Our ESPP permits participants to purchase shares of Class A common stock through payroll deductions of up to     % of their eligible compensation. A participant may purchase a maximum of              shares during each purchase period.

Exercise of Purchase Right. Amounts deducted and accumulated by the participant will be used to purchase shares of our common stock at the end of each purchase period. The purchase price of the shares will be     % of the lower of the fair market value of our Class A common stock on the first trading day of each offering period or on the purchase date. If the fair market value of our Class A common stock on the exercise date is less than the fair value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares of our Class A common stock on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of Class A common stock. Participation will end automatically upon termination of employment with us.

Non-Transferability. A participant may not transfer rights granted under the ESPP. If the Compensation Committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

Merger or Change in Control. In the event of our merger or change in control, as defined under the ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination. Our ESPP will automatically terminate in 2038, unless we terminate it sooner. Our board of directors will have the authority to amend, suspend, or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

2018 Executive Bonus Plan

In December 2017, our board of directors adopted an Executive Bonus Plan for 2018, which we refer to as the 2018 Bonus Plan. Our named executive officers are participants in the 2018 Bonus Plan. The 2018 Bonus Plan provides for non-equity incentive compensation based upon the combined achievement of billings and free cash flow targets in 2018, which we refer to as the financial goal.

The threshold level of achievement of the financial goal is at least 84.44%. If we achieve less than 84.44% of the financial goal, no participant in the 2018 Bonus Plan will receive any portion of the target incentive. If we achieve 84.44% of the financial goal, participants will receive 50% of the target incentive. For achievement of the financial goal between the threshold and target, the overall incentive payment scales linearly between 50% and 100%. For achievement of the financial goal between the target and 115.56% of the financial goal, the overall incentive payment scales linearly between 100% and 200%. The maximum level of achievement of the financial goal is 115.56%. If we fail to achieve a minimum target for billings or free cash flow, the maximum target incentive will be 50%, even if the overall level of achievement of the financial goal is greater than the threshold.

All bonuses under the 2018 Bonus Plan are subject to the participant maintaining minimum performance standards, as determined by us, and remaining employed through the date a bonus is paid out.

401(k) Plan

We maintain a 401(k) plan for employees. The 401(k) is intended to qualify under Section 401(k) of the Code, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn, and so that contributions made by us, if any, will be deductible by us when made. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limits and to have the amount of such reduction contributed to their 401(k) plans. The 401(k) plan permits us to make contributions up to the limits allowed by law on behalf of all eligible employees. We made matching contributions to the plan totaling $1.2 million and $2.3 million for the years ended December 31, 2016 and 2017, respectively.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2015 and each currently proposed transaction in which:

•	we, Pluralsight Holdings, or any subsidiaries thereof have been or will be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock, or their affiliates, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Reorganization Transactions

Prior to the consummation of this offering, we will consummate the Reorganization Transactions described under the section titled “Organizational Structure.”

Fourth Amended and Restated LLC Agreement

In connection with the Reorganization Transactions, Pluralsight, Inc. and the Continuing Members will enter into the Fourth LLC Agreement. Among the Continuing Members who will be a party to the Fourth LLC Agreement are             ,             , and             .

As a result of the Reorganization Transactions, including the entry into the Fourth LLC Agreement, we will hold LLC Units in Pluralsight Holdings and will be the sole managing member of Pluralsight Holdings. Accordingly, we will operate and control all of the business and affairs of Pluralsight Holdings and, through Pluralsight Holdings and its operating subsidiaries, conduct our business.

As the sole managing member of Pluralsight Holdings, Pluralsight, Inc. will have the right to determine when distributions will be made to the unit holders of Pluralsight Holdings and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below). If Pluralsight, Inc. authorizes a distribution, such distribution will be made to the holders of LLC Units, including Pluralsight, Inc., pro rata in accordance with their respective ownership of Pluralsight Holdings, provided that Pluralsight, Inc. as sole manager will be entitled to non-pro rata distributions for certain fees and expenses.

Upon the consummation of this offering, Pluralsight, Inc. will be a holding company and its principal asset will be a controlling equity interest in Pluralsight Holdings. As such, Pluralsight, Inc. will have no independent means of generating revenue. Pluralsight Holdings will be treated as a partnership for U.S. federal income tax purposes and, as such, will generally not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC Units, including Pluralsight, Inc. Accordingly, Pluralsight, Inc. will incur income taxes on its allocable share of any net taxable income of Pluralsight Holdings and will also incur expenses related to its operations. Pursuant to the Fourth LLC Agreement, Pluralsight Holdings will make cash distributions to the owners of LLC Units in an amount sufficient to fund their tax obligations in respect of the cumulative taxable income in excess of the cumulative taxable losses of Pluralsight Holdings that is allocated to them, to the extent previous tax distributions from Pluralsight Holdings have been insufficient. In addition to tax expenses, Pluralsight, Inc. also will incur expenses related to its operations, plus payments under the TRA, which may be significant. Pluralsight, Inc. intends to cause Pluralsight Holdings to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow Pluralsight, Inc. to pay its taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRA.

The Fourth LLC Agreement generally will not permit transfers of LLC Units by Continuing Members, except for transfers to permitted transferees, transfers pursuant to the participation right described below and transfers approved in writing by us, as sole managing manager, and other limited exceptions. In the event of a permitted transfer, such Continuing Member will be required to simultaneously transfer shares of Class B common stock or Class C common stock, as applicable, to such transferee equal to the number of LLC Units that were transferred. Except for certain exceptions, any transferee of LLC Units must assume, by operation of law or executing a joinder to the Fourth LLC Agreement, all of the obligations of a transferring Member with respect to the transferred LLC Units, and such transferee shall be bound by any limitations and obligations under the Fourth LLC Agreement even if the transferee is not admitted as a Member. A Member shall remain as a Member with all rights and obligations until the transferee is accepted as a substitute Member in accordance with the Fourth LLC Agreement.

The Fourth LLC Agreement further provides that, in the event that a tender offer, share exchange offer, issuer bid, takeover bid, recapitalization, or similar transaction with respect to our Class A common stock, each of which we refer to as a Pubco Offer, is approved by our board of directors or otherwise effected or to be effected with the consent or approval of our board of directors, each holder of LLC Units shall be permitted to participate in such Pubco Offer by delivering an exchange notice, which shall be effective immediately prior to, and contingent upon, the consummation of such Pubco Offer. If a Pubco Offer is proposed by Pluralsight, Inc., then Pluralsight, Inc. is required to use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit the holders of such LLC units to participate in such Pubco Offer to the same extent as or on an economically equivalent basis with the holders of shares of Class A common stock, provided that in no event shall any holder of LLC Units be entitled to receive aggregate consideration for each LLC unit that is greater than the consideration payable in respect of each share of Class A common stock pursuant to the Pubco Offer.

The Continuing Members, from time to time following this offering, may, subject to the terms of the Fourth LLC Agreement, exchange or redeem their LLC Units, together with the corresponding shares of Class B common stock or Class C common stock, as applicable, for, at our option, cash or shares of Class A common stock, on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications, and other similar transactions. Any such exchange or redemption may be effected by, at our option, having such LLC Units exchanged or redeemed by Pluralsight Holdings for cash or Class A common stock contributed to Pluralsight Holdings by us, or, alternatively, a direct exchange by Pluralsight, Inc. of such Class A common stock or such cash, as applicable, for such LLC Units. Our decision to make a cash payment in connection with a Continuing Member’s exchange or redemption will be made by a majority of our board members, other than Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman. When an LLC Unit, together with a share of our Class B common stock or Class C common stock, as applicable, is exchanged or redeemed for cash or a share of our Class A common stock or redeemed for cash or Class A common stock, the corresponding share of our Class B common stock or Class C common stock, as applicable, will be cancelled.

The Fourth LLC Agreement will provide that as a general matter a Member will not have the right to exchange LLC Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us to which the Member may be subject, including the Fourth LLC Agreement.

Each Continuing Member’s exchange and redemption rights will be subject to certain customary limitations, including the expiration of any contractual lock-up period relating to the shares of our Class A common stock that may be applicable to such Continuing Member (including a lockup period of not more than 180 days in connection with any registration of our equity securities) and the absence of any liens or encumbrances on such LLC Units redeemed. In addition, Continuing Members cannot exercise exchange or redemption rights during applicable black-out periods. Each Continuing Member’s exchange and redemption rights are further limited, unless the exchange or redemption is in connection with one of the following events, each of which we refer to as an Unrestricted Redemption: (1)(a) an exchange or redemption of more than 2% of the total outstanding LLC Units (excluding any LLC Units held by us as long as we are the manager and own more than 10% of all outstanding LLC Units), (b) the exchange or redemption is in connection with a Pubco Offer, or (c) the exchange or redemption is otherwise permitted by us or (2) the exchange or redemption and Pluralsight Holdings each meet the requirements of the “private placement” safe harbor set forth in applicable Treasury Regulations.

If an exchange or redemption request delivered by a Continuing Member is in connection with an Unrestricted Redemption, the Continuing Member may elect to have the redemption or exchange effectuated not less than three business days or more than 10 business days after delivery of the notice. However, if the redemption request is not in connection with an Unrestricted Redemption, then the Continuing Member may elect to have the redemption or exchange effectuated once per quarter, after sixty days’ advance notice. Furthermore, if we effectuate a secondary offering in a calendar quarter, then the ability of Continuing Equity Owners to effect an exchange or redemption that is not an Unrestricted Redemption in the succeeding calendar quarterly exchange will be cancelled. In no taxable year will there be more than four opportunities to pursue exchanges or redemptions that are not Unrestricted Redemptions, including quarterly exchanges and redemptions by Continuing Members and related sales of Class A common stock (including secondary offerings). Additionally, in only limited circumstances may a Continuing Member revoke or delay its exchange or redemption following the delivery of its request for such exchange or redemption.

We may impose additional restrictions on exchanges or redemptions that we determine to be necessary or advisable so that Pluralsight Holdings is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges LLC Units and Class B common stock or Class C common stock, as applicable, for shares of Class A common stock or a redemption transaction is effected, the number of LLC Units held by Pluralsight, Inc. is correspondingly increased as it acquires the exchanged LLC Units or funds the redemption transaction, and a corresponding number of shares of Class B common stock or Class C common stock, as applicable, are cancelled.

The Fourth LLC Agreement will also require that Pluralsight Holdings take actions with respect to its LLC Units, including issuances, reclassifications, distributions, divisions, or recapitalizations, such that (i) we at all times maintain a ratio of one LLC Unit owned by us, directly or indirectly, for each share of Class A common stock issued by us, and (ii) Pluralsight Holdings at all times maintains (a) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by us and (b) a one-to-one ratio between the number of shares of Class B common stock and Class C common stock owned by the Continuing Members and the number of LLC Units owned by the Continuing Members. As such in certain circumstances, we as sole manager have the authority to take all actions such that, after giving effect to all issuances, transfers, deliveries, or repurchases, the number of outstanding LLC Units we own equals, on a one-for-one basis, the number of outstanding shares of Class A common stock.

The Fourth LLC Agreement will also provide that as a general matter a Member will not have the right to transfer LLC Units if Pluralsight, Inc. determines that such transfer would be prohibited by law or regulation, would violate other agreements with Pluralsight, Inc. to which the Member may be subject, would cause or increase the possibility for Pluralsight Holdings to be treated as a “publicly traded partnership” taxable as a corporation for U.S. federal income tax purposes, or would cause a technical tax termination of Pluralsight Holdings.

Tax Receivable Agreement

Pluralsight Holdings and certain of its subsidiaries that are treated as partnerships for U.S. federal income tax purposes intend to have in effect an election under Section 754 of the Code effective for each taxable year in which a redemption or exchange (including deemed exchange) of LLC Units for Class A common stock or cash occurs. We may obtain an increase in our share of the tax basis of the assets of Pluralsight Holdings in the future, when (as described above in the section titled “—Fourth Amended and Restated LLC Agreement”), a Continuing Member receives Class A common stock or cash, as applicable, from us in connection with an exercise of such Continuing Member’s right to have LLC Units in Pluralsight Holdings held by such Continuing Member exchanged, or, at our option, redeemed by Pluralsight Holdings for cash or Class A common stock contributed to Pluralsight Holdings by us (which we intend to treat as our direct purchase of LLC Units from such Continuing Member for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Units are surrendered by a Continuing Member to Pluralsight Holdings for redemption or sold to us directly), which basis increases we refer to as Basis Adjustments. Any Basis Adjustment may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities. The Basis Adjustments may also decrease the gains (or increase the losses) on future dispositions of our assets to the extent tax basis is allocated to those assets.

In connection with the transactions described above, we will enter into a TRA with Pluralsight Holdings and each of the Continuing Members that will provide for the payment by Pluralsight Inc. of     % of the amount of certain tax benefits, if any, that Pluralsight Inc. actually realizes, or in some circumstances is deemed to realize, as a result of the transactions described above, including the Basis Adjustments and certain other tax benefits attributable to payments made under the TRA. In general, the Continuing Members’ rights under the TRA may not be assigned, sold, pledged, or otherwise alienated to any person, other than certain permitted transferees, without our prior written consent (not to be unreasonably withheld, conditioned, or delayed) and subject to our right of first refusal, and such transferee’s becoming a party to the TRA and agreeing to succeed to the applicable Continuing Member’s interest therein. Payments under the TRA are not conditioned upon one or more of the Continuing Members maintaining a continued ownership interest in Pluralsight Holdings. If a Continuing Member transfers LLC Units of Pluralsight Holdings but does not assign to the transferee of such LLC Units its rights under the TRA, such Continuing Member generally will remain the TRA Member with respect to such rights and will continue to be entitled to receive payments under the TRA arising in respect of a subsequent exchange of such LLC Units.

The actual Basis Adjustments, as well as any amounts paid to the TRA Members under the TRA will vary depending on a number of factors, including:

•

the timing of any future redemptions or exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Pluralsight Holdings and its subsidiaries at the time of each redemption or exchange;

•

the price of shares of our Class A common stock at the time of any future redemptions or exchanges—the Basis Adjustments, as well as any related increase in any tax deductions, are directly related to the price of shares of our Class A common stock at the time of such purchases or future redemptions or exchanges;

•	the extent to which such redemptions or exchanges are taxable—if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and

•

the amount and timing of our income—the TRA generally will require us to pay     % of the tax benefits as and when those benefits are treated as realized by us under the terms of the TRA. If Pluralsight, Inc. does not have sufficient taxable income to utilize any of the applicable tax benefits, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment and treating any outstanding LLC Units of Pluralsight Holdings held by members other than Pluralsight, Inc. as having been exchanged for Class A common stock for purposes of determining such early termination payment) to make payments under the TRA for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year may generate tax attributes that may be utilized to generate tax benefits in future taxable years. The utilization of any such tax attributes in such other taxable years will result in payments under the TRA.

For purposes of the TRA, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no Basis

Adjustments, had the TRA not been entered into, and had there been no tax benefits to us as a result of any payments made under the TRA. These calculations will be based upon the actual U.S. federal income tax rate in effect for the applicable period and an assumed, weighted-average state and local income tax rate based on applicable period apportionment factors. There is no maximum term for the TRA; however, the TRA may be terminated by us pursuant to an early termination procedure that requires us to pay the TRA Members an agreed-upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with certain assumptions).

The payment obligations under the TRA are obligations of Pluralsight, Inc. and not of Pluralsight Holdings. Although the actual timing and amount of any payments that may be made under the TRA will vary, we expect that the payments that we may be required to make to the TRA Members will be substantial. For example, assuming (i) that the TRA Members redeemed or exchanged all of their LLC Units immediately after the completion of this offering at the assumed initial public offering price of $         per share of our Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, (ii) no material changes in relevant tax law, (iii) a constant corporate tax rate of         %, and (iv) that we earn sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the TRA, we expect that the tax savings we would be deemed to realize would be approximately $         million in the aggregate over the term of the TRA, and over such period we would be required to pay the TRA Members         % of such amount, or approximately $         million. The actual amounts we may be required to pay under the TRA may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and TRA payments by us, will be calculated based in part on the market value of our Class A common stock at the time of redemption or exchange and the prevailing federal tax rates applicable to us over the life of the TRA, and will generally be dependent on us generating sufficient future taxable income to realize all of these tax savings. Any payments made by us to the TRA Members under the TRA will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Pluralsight Holdings and, to the extent that we are unable to make payments under the TRA for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the TRA and therefore may accelerate payments due under the TRA. Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations, or other changes in control, may influence the timing and amount of payments that are payable to or received by a TRA Member.

The TRA provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, if we materially breach any of our material obligations under the TRA or if, at any time, we elect an early termination of the TRA, then the TRA will terminate and our obligations, or our successor’s obligations, under the TRA would accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income in each relevant taxable year to fully utilize all potential future tax benefits that are subject to the TRA. In those circumstances, any remaining outstanding LLC Units of Pluralsight Holdings would be treated as exchanged for Class A common stock and the applicable TRA Members would generally be entitled to payments under the TRA resulting from such deemed exchanges.

We may elect to completely terminate the TRA early only with the written approval of each of a majority of Pluralsight Inc.’s “independent directors” (within the meaning of Rule 10A-3 promulgated under the Exchange Act and Nasdaq rules).

As a result of the foregoing, we could be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the TRA, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. We also could be required to make cash payments to the TRA Members that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the TRA. Our obligations under the TRA could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring, deterring, or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the TRA.

Payments under the TRA will generally be based on the tax reporting positions that we determine. We will not be reimbursed for any cash payments previously made to the TRA Members pursuant to the TRA if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, any excess cash payments made by us to a TRA Member will be netted against any future cash payments that we might otherwise be required to make under the terms of the TRA. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the TRA and, as a result, there might not be future cash payments from which to net against. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the TRA that are substantially greater than our actual ultimate cash tax savings. If we determine that a tax reserve or contingent liability must be established by us for generally accepted accounting principles in respect of an issue that would affect payments under the TRA, we may withhold payments to the TRA Members under the TRA and place them in an interest-bearing escrow account until the reserve or contingent liability is resolved.

If we receive a formal notice or assessment from a taxing authority with respect to any cash savings covered by the TRA, we will place certain subsequent tax benefit payments that would otherwise be made to the TRA Members into an interest-bearing escrow account until there is a final determination. We will have full responsibility for, and sole discretion over, all Pluralsight Inc. tax matters, including the filing and amendment of all tax returns and claims for refund and defense of all tax contests.

Under the TRA, we are required to provide the TRA Members with a schedule showing the calculation of payments that are due under the TRA with respect to each taxable year with respect to which a payment obligation arises within                  after filing our U.S. federal income tax return for such taxable year. Payments under the TRA will generally be made to the TRA Members within                  after this schedule becomes final pursuant to the procedures set forth in the TRA, although interest on such payments will begin to accrue at a rate of                  from the due date (without extensions) of such tax return. Any late payments that may be made under the TRA, including payments that were late due to our having insufficient cash or due to obligations or restrictions imposed by our and our subsidiaries’ debt obligations or by applicable law, will continue to accrue interest until such payments are made, generally at a rate equal to                     .

Equity Investments in Pluralsight Holdings

The following table sets forth the number of units and purchase price paid for all purchases of equity interests in Pluralsight Holdings by our directors, executive officers, and beneficial owners of more than 5% of any class of our capital stock, or their respective affiliates.

Name	Date Acquired	Number of Units Purchased	Aggregate Purchase Price
Affiliates of Insight Venture Partners(1)	March 14, 2016	2,653,927 Series C Redeemable Convertible Preferred Units	$24,999,992

Affiliates of ICONIQ Strategic Partners, LP(2)	March 14, 2016	530,784 Series C Redeemable Convertible Preferred Units	$5,000,000

Arne Duncan	September 28, 2016	70,671 Class A Common Units	$399,998

Janice K. Maudlin Revocable Trust Agreement dated April 3, 2013(3)	September 30, 2016	35,335 Class A Common Units	$199,996

Name	Date Acquired	Number of Units Purchased	Aggregate Purchase Price

Timothy I. Maudlin Revocable Trust Agreement dated April 3, 2013(3)	November 22, 2016	35,335 Class A Common Units	$199,996

Bear Mountain Ranch Asset Management, LLC(4)	November 28, 2016	35,335 Class A Common Units	$199,996

Frederick Onion	November 30, 2016	41,224 Class A Common Units	$233,328

Aaron and Monica Skonnard Revocable Trust(5)	November 28, 2016	41,224 Class B Common Units	$233,328

Sparkjoy 2014 Revocable Trust(6)	November 30, 2016	41,224 Class A Common Units	$233,328

Centerpine LLC(7)	November 30, 2016	53,003 Class A Common Units	$299,997

Arne Duncan	August 30, 2017	36,873 Class A Common Units	$249,999

Budge Family Trust(8)	August 31, 2017	83,091 Class A Common Units	$563,357

Janice K. Maudlin Revocable Trust Agreement dated April 3, 2013(3)	August 31, 2017	44,248 Class A Common Units	$300,001

Timothy I. Maudlin Revocable Trust Agreement dated April 3, 2013(3)	August 31, 2017	44,247 Class A Common Units	$299,995

AREO Ventures, LLC(9)	August 31, 2017	147,492 Class A Common Units	$999,996

Centerpine LLC(7)	September 14, 2017	103,244 Class A Common Units	$699,994

Affiliates of ICONIQ Strategic Partners, LP(2)	October 24, 2017	31,626 Class A Common Units	$214,424

Karen A. Terrell Living Trust(10)	November 21, 2017	123,609 Class A Common Units	$999,997

(1)

Entities affiliated with Insight Venture Partners: Insight Venture Partners VII, L.P., Insight PS Cay Blocker, Inc., Insight Venture Partners VII (Co-Investors), L.P., Insight PS Del Blocker, Inc., Insight Venture Partners CIF (AIP A) II, L.P., and IVP CIF II (PS Splitter), L.P. (collectively, the “Insight Shareholders”). Ryan Hinkle, a member of our board of directors, is a Managing Director of Insight Venture Management, LLC, an affiliate of the Insight Shareholders.

(2)	Entities affiliated with Iconiq Strategic Partners, LP: Iconiq-PS B Fund Blocker, Inc. and Iconiq Strategic Partners, L.P.
(3)

The Timothy Maudlin Revocable Trust Agreement dated April 3, 2013 and the Janice K. Maudlin Revocable Trust Agreement dated April 3, 2013 are affiliates of Timothy Maudlin, a member of our board of directors.

(4)	Bear Mountain Ranch Asset Management, LLC is an affiliate of Gary Crittenden, a member of our board of directors.
(5)	The Aaron and Monica Skonnard Revocable Trust is an affiliate of Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman.
(6)	The Sparkjoy 2014 Revocable Trust is an affiliate of Keith Sparkjoy, our co-founder and a beneficial owner of greater than 5% of our Class B common stock.
(7)	Centerpine LLC is an affiliate of Brad Rencher, a member of our board of directors.
(8)	Budge Family Trust is an affiliate of James Budge, our Chief Financial Officer.

(9)	AREO Ventures, LLC is an affiliate of Scott Dorsey, a member of our board of directors.
(10)	Karen A. Terrell Living Trust is an affiliate of Karenann Terrell, a member of our board of directors.

Redemption of Incentive Units

In August 2017, we redeemed 147,000 incentive units held by Nate Walkingshaw, our Chief Experience Officer, at a per unit purchase price of $6.78, for an aggregate purchase price of $996,660.

In November 2017, we redeemed an additional 49,500 incentive units held by Mr. Walkingshaw at a per unit purchase price of $8.09, for an aggregate purchase price of $400,455.

Executive and Director Compensation

We have granted certain equity awards to our executive officers and certain of our directors. See the sections titled “Executive Compensation—Outstanding Equity Awards at Fiscal Year-End” and “Management—Non-Employee Director Compensation” for a description of these equity awards.

In December 2016, we entered into an incentive unit offer letter with Arne Duncan, one of our directors, under which Mr. Duncan agreed to provide certain services to us, including making appearances on our behalf at four to six marketing events each year. In exchange for these services, we granted Mr. Duncan 169,007 incentive units, which are subject to both time- and performance-based vesting conditions.

Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since January 1, 2015, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

From time to time, we do business with other companies affiliated with certain holders of our capital stock. We believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arm’s-length basis.

Limitation of Liability and Indemnification of Officers and Directors

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our Audit Committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director, or beneficial owner of greater than 5% of any class of our capital stock, or their respective affiliates. Our Audit Committee charter that will be in effect upon completion of this offering will provide that our Audit Committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our capital stock, after the completion of the Reorganization Transactions, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of each of our Class A common stock, Class B common stock, and Class C common stock.

The numbers of shares of Class A common stock, Class B common stock, and Class C common stock (and for the Class B common stock and Class C common stock, together with the same amount of LLC Units) beneficially owned and percentages of beneficial ownership before this offering that are set forth below are based on the number of shares and LLC Units to be issued and outstanding after giving effect to the Reorganization Transactions. See the section titled “Organizational Structure.” The numbers of shares of Class A common stock, Class B common stock, and Class C common stock (and for the Class B common stock and Class C common stock, together with the same amount of LLC Units) beneficially owned and percentages of beneficial ownership after this offering that are set forth below are based on (i) the number of shares to be issued and outstanding after this offering and (ii) an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

The amounts and percentages of Class A common stock, Class B common stock, and Class C common stock (and for the Class B common stock and Class C common stock, together with the same amount of LLC Units) beneficially owned are reported on the basis of the regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to outstanding equity awards held by the person that are currently exercisable or exercisable within 60 days of March 31, 2018, or the Beneficial Ownership Date, including those shares of our Class A common stock issuable upon exchange of LLC Units (together with corresponding shares of our Class B common stock or Class C common stock, as applicable) on a one-for-one basis, subject to the terms of the Fourth LLC Agreement. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person. See the section titled “Certain Relationships and Related Party Transactions—Fourth Amended and Restated LLC Agreement.” Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

Unless otherwise indicated below, the address of each beneficial owner listed in the table below is c/o Pluralsight, Inc., 182 N. Union Ave., Farmington, Utah 84025.

Name of Beneficial Owner(1)	Shares Beneficially Owned Prior to this Offering						% of Total Outstanding	% of Total Voting Power Before Offering#	Shares Beneficially Owned After this Offering						% of Total Outstanding	% of Total Voting Power After Offering#
	Class A Shares	%	Class B Shares†	%	Class C Shares†	%			Class A Shares	%	Class B Shares†	%	Class C Shares†	%
Named Executive Officers and Directors:
Aaron Skonnard(2)	—		—	—	12,961,071	100.0	13.4	60.6
James Budge(3)	—		496,283	*	—	—	*	*
Nate Walkingshaw(4)	—		341,464	*	—	—	*	*
Gary Crittenden(5)	—		174,668	*	—	—	*	*
Scott Dorsey(6)	—		199,742	*	—	—	*	*
Arne Duncan(7)	—		299,691	*	—	—	*	*
Ryan Hinkle(8)	—		—	—	—	—	—	—
Timothy Maudlin(9)	—		315,915	*	—	—	*	*
Frederick Onion(10)	—		12,961,071	15.4	—	—	13.4	6.1
Bradley Rencher(11)	—		295,580	*	—	—	*	*
Karenann Terrell(12)	—		158,442	*	—	—	*	*
All executive officers and directors as a group (12 persons)(13)	—		15,584,981	18.1	12,961,071	100.0	28.9	67.3

Greater than 5% Stockholders:
Entities affiliated with Insight Venture Partners(14)	—		44,646,462	53.0	—	—	46.1	20.9
Entities affiliated with ICONIQ Strategic Partners(15)	—		7,877,932	9.3	—	—	8.1	3.7
Entities affiliated with Keith Sparkjoy(16)	—		6,229,280	7.4	—	—	6.4	2.9

†

The Class B common stock and Class C common stock are convertible at any time by the holder into shares of Class A common stock on a share-for-share basis, such that each holder of Class B common stock or Class C common stock, as applicable, beneficially owns an equivalent number of shares of Class A common stock.

#

Percentage total voting power represents voting power with respect to all shares of our Class A common stock, Class B common stock, and Class C common stock, as a single class. Each holder of Class C common stock shall be entitled to 10 votes per share of Class C common stock and each holder of Class A common stock and Class B common stock shall be entitled to one vote per share of Class A common stock or Class B common stock, as applicable, on all matters submitted to our stockholders for a vote. The Class A common stock, Class B common stock, and Class C common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law.

*	Represents beneficial ownership or voting power of less than one percent (1%) of the outstanding shares of our common stock.
(1)	There are currently no RSUs that will become vested within 60 days of the Beneficial Ownership Date that are beneficially owned by the individuals and entities listed in the table above.
(2)

Consists of (i) 10,981,869 shares of Class C common stock held by Skonnard Consulting, Inc., of which Mr. Skonnard is an owner; (ii) 803,757 shares of Class C common stock held by Skonnard Family GRAT 2017, of which Mr. Skonnard is a trustee; (iii) 478,287 shares of Class C common stock held by Skonnard Family GRAT 2018, of which Mr. Skonnard is a trustee; and (iv) 697,158 shares held by Aaron & Monica Skonnard Revocable Trust, of which Mr. Skonnard is a co-trustee.

(3)

Consists of (i) 83,091 shares held by Budge Family Trust, of which Mr. Budge is a trustee, and (ii) 413,192 shares of Class B common stock that are subject to equity awards held by Mr. Budge that are exercisable or will vest and settle, as applicable, within 60 days of the Beneficial Ownership Date.

(4)

Consists of 341,464 shares of Class B common stock that are subject to equity awards held by Mr. Walkingshaw that are exercisable or will vest and settle, as applicable, within 60 days of the Beneficial Ownership Date.

(5)

Consists of (i) 35,335 shares of Class B common stock held by Bear Mountain Ranch Asset Management, LLC, of which Mr. Crittenden is a managing member; and (ii) 139,333 shares of Class B common stock that are subject to equity awards held by Mr. Crittenden that are exercisable or will vest and settle, as applicable, within 60 days of the Beneficial Ownership Date.

(6)

Consists of (i) 147,492 shares held by AREO Ventures, LLC, of which Mr. Dorsey is a manager; and (ii) 52,250 shares of Class B common stock that are subject to equity awards held by Mr. Dorsey that are exercisable or will vest and settle, as applicable, within 60 days of the Beneficial Ownership Date.

(7)

Consists of (i) 107,544 shares of Class B common stock held by Mr. Duncan; and (ii) 192,147 shares of Class B common stock that are subject to equity awards held by Mr. Duncan that are exercisable or will vest and settle, as applicable, within 60 days of the Beneficial Ownership Date.

(8)

Mr. Hinkle is a Managing Director of Insight Venture Management, LLC, an entity affiliated with the Insight Shareholders described in footnote 14 below, but he does not hold voting or dispositive power over the shares held of record by the Insight Shareholders. See footnote 14 for more information regarding the Insight Shareholders.

(9)

Consists of (i) 79,583 shares held by Janice K. Maudlin Revocable Trust, of which Mr. Maudlin’s wife is a trustee; (ii) 79,582 shares held by Timothy I. Maudlin Revocable Trust, of which Mr. Maudlin is a trustee; and (iii) 156,750 shares of Class B common stock that are subject to equity awards held by Mr. Maudlin that are exercisable or will vest and settle, as applicable, within 60 days of the Beneficial Ownership Date.

(10)	Consists of (i) 12,919,847 shares held by Onion Consulting, Inc., of which Mr. Onion is an owner; and (ii) 41,224 shares held by Frederick A. Onion Revocable Trust, of which Mr. Onion is a co-trustee.
(11)

Consists of (i) 156,247 shares held by Centerpine LLC, of which Mr. Rencher is a manager; and (ii) 139,333 shares of Class B common stock that are subject to equity awards held by Mr. Rencher that are exercisable or will vest and settle, as applicable, within 60 days of the Beneficial Ownership Date.

(12)

Consists of (i) 123,609 shares held by Karen A. Terrell Living Trust, of which Ms. Terrell is a trustee; and (ii) 34,833 shares of Class B common stock that are subject to equity awards held by Ms. Terrell that are exercisable or will vest and settle, as applicable, within 60 days of the Beneficial Ownership Date.

(13)

Consists of (i) 13,773,554 shares of Class B common stock; (ii) 12,961,071 shares of Class C common stock; and (iii) 1,811,427 shares of Class B common stock that are subject to equity awards that are exercisable or will vest and settle, as applicable, within 60 days of the Beneficial Ownership Date held by all our executive officers and directors, as a group.

(14)

Consists of (i) 19,939,922 shares held by Insight Venture Partners VII, L.P.; (ii) 8,778,306 shares held by Insight PS Cay Blocker, Inc.; (iii) 461,076 shares held by Insight Venture Partners VII (Co-Investors), L.P.; (iv) 1,261,465 shares held by Insight PS Del Blocker, Inc.; (v) 11,526,905 shares held by IVP CIF II (AIP A), L.P.; and (vi) 2,678,788 shares held by IVP CIF II (PS Splitter), L.P. (collectively, the “Insight Shareholders”). Insight Venture Partners (Cayman) VII, L.P. is the sole shareholder of Insight PS Cay Blocker, Inc. Insight Venture Partners (Delaware) VII, L.P. is the sole shareholder of Insight PS Del Blocker, Inc. The general partner of Insight Venture Partners VII, L.P., Insight Venture Partners (Cayman) VII, L.P., Insight Venture Partners (Delaware) VII, L.P., and Insight Venture Partners VII (Co-Investors), L.P. is Insight Venture Associates VII, L.P. The general partner of Insight Venture Associates VII, L.P. is Insight Venture Associates VII, Ltd., the sole shareholder of which is Insight Holdings Group, LLC (“Insight Holdings”). The general partner of Insight Venture Partners CIF (AIP A) II, L.P. and IVP CIF II (PS Splitter), L.P. is Insight Venture Associates Coinvestment II, L.P. Insight Holdings is the general partner of Insight Venture Associates Coinvestment II, L.P. Each of Jeffrey L. Horing, Deven Parekh, Peter Sobiloff, Jeffrey Lieberman and Michael Triplett is a member of the board of managers of Insight Holdings and may be deemed to hold voting and dispositive power over the shares held of record by the Insight Shareholders. The foregoing is not an admission by Insight Venture Partners (Cayman) VII, L.P., Insight Venture Partners (Delaware) VII, L.P., Insight Venture Associates VII, L.P., Insight Venture Associates VII, Ltd., Insight Venture Associates Coinvestment II, L.P., or Insight Holdings that it is the beneficial owner of the shares held by the Insight Shareholders. The address for the foregoing entities is 1114 Avenue of the Americas, 36th Floor, New York, NY 10036.

(15)

Consists of (i) 3,754,873 shares held by Iconiq Strategic Partners, L.P.; (ii) 3,180,662 shares held by Iconiq Strategic Partners Co-Invest, L.P.; and (iii) 942,397 shares held by Iconiq-PS B Fund Blocker, Inc. The beneficial owner of Iconiq Strategic Partners Co-Invest, L.P., Iconiq-PS B Fund Blocker, Inc., Series PS, Iconiq Strategic Partners Co-Invest, L.P., Series PS, Iconiq Strategic Partners, L.P., Iconiq-PS B Fund Blocker, Inc., and Iconiq Strategic Partners, L.P. is ICONIQ Strategic Partners GP, L.P. The general partner of ICONIQ Strategic Partners GP, L.P., is Divesh Makan, control person, and William Griffith, control person.

(16)	Consists of (i) 6,188,056 shares held by Wyecliff Associates, Inc., of which Mr. Sparkjoy is an owner; and (ii) 41,224 shares held by Sparkjoy 2014 Revocable Trust, of which Mr. Sparkjoy is a trustee.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Immediately following the completion of this offering, our authorized capital stock will consist of                  shares of capital stock, $0.001 par value per share, of which:

•	shares are designated as Class A common stock;

•	share are designated as Class B common stock;

•	shares are designated as Class C common stock; and

•	shares are designated as preferred stock.

As of December 31, 2017, there were 1,000 shares of our Class A common stock outstanding, held by one stockholder of record, and no shares of our Class B common stock, Class C common stock, or preferred stock outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of Nasdaq, to issue additional shares of our capital stock.

Common Stock

We have three classes of authorized common stock, Class A common stock, Class B common stock, and Class C common stock. The Class A common stock, Class B common stock, and Class C common stock will generally vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law.

Class A Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Class A common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for more information.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

No Preemptive or Similar Rights

Our Class A common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Class B Common Stock

Dividend Rights

Holders of our Class B common stock do not have any rights to receive dividends.

Voting Rights

Holders of our Class B common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. In connection with this offering, shares of Class B common stock will be issued to our Continuing Members, other than Aaron Skonnard and his affiliates, except to the extent such Continuing Member contributed a portion of their LLC Units to Pluralsight, Inc. in exchange for Class A common stock in connection with the Reorganization Transactions. Accordingly, such Continuing Members will, by virtue of their Class B common stock, collectively have a number of votes in Pluralsight, Inc. that is equal to the aggregate number of LLC Units that they hold. When an LLC Unit is exchanged by such holders, a corresponding share of Class B common stock held by the exchanging owner is also exchanged and will be cancelled.

No Preemptive or Similar Rights

Our Class B common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Holders of our Class B common stock do not have any rights to receive a distribution upon a liquidation, dissolution or winding-up.

Transferability

Shares of Class B common stock are not transferable except together with an equal number of LLC Units.

Class C Common Stock

Dividend Rights

Holders of our Class C common stock do not have any rights to receive dividends.

Voting Rights

Holders of our Class C common stock are entitled to 10 votes for each share held on all matters submitted to a vote of stockholders. In connection with this offering, all shares of Class C common stock will be issued to Aaron Skonnard and his affiliates who held LLC Units before the Reorganization Transactions and who will be Continuing Members upon completion of the Reorganization Transactions, except to the extent Mr. Skonnard or his affiliates contributed a portion of their LLC Units to Pluralsight, Inc. in exchange for Class A common stock in connection with the Reorganization Transactions. Accordingly, Aaron Skonnard and his affiliates, by virtue of their Class C common stock, collectively have 10 times the number of votes in Pluralsight, Inc. as compared to the aggregate number of LLC Units that they hold. When a LLC Unit is exchanged by such holders, a corresponding share of Class C common stock held by the exchanging owner is also exchanged and will be cancelled.

No Preemptive or Similar Rights

Our Class C common stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.

Right to Receive Liquidation Distributions

Holders of our Class C common stock do not have any rights to receive a distribution upon a liquidation, dissolution or winding-up.

Transferability

Shares of Class C common stock are not transferable except together with an equal number of LLC Units.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Class A, Class B, or Class C common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A, Class B, and Class C common stock. We have no current plan to issue any shares of preferred stock.

Equity Awards

As of December 31, 2017, we had 15,791,871 incentive units outstanding, with a weighted-average threshold price of $6.50 per unit and a weighted-average catch-up price of $2.97 per unit, that will convert into              in connection with this offering, 3,000,000 Class B incentive units outstanding, with a threshold price of $9.42 per unit and a catch-up price of $2.64 per unit, that will convert into              in connection with this offering, 2,178,450 RSUs of Pluralsight Holdings outstanding, that will convert into RSUs of Pluralsight, Inc. on a one-for-one basis in connection with this offering, and 3,000,000 Class B RSUs of Pluralsight Holdings outstanding, that will remain outstanding at Pluralsight Holdings after this offering.

Anti-Takeover Provisions

Delaware Law

We will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an

“interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, and may include the following:

Multiple Class Stock. As described above, our amended and restated certificate of incorporation provides for a multiple class common stock structure, which will provide our Aaron Skonnard and his affiliates with significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Issuance of Undesignated Preferred Stock. As discussed above, our board of directors will have the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors.”

Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairperson of our board of directors or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Directors Removed Only for Cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

Amendment of Charter and Bylaws Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation and amended and restated Bylaws would require approval by holders of at least                      of the voting power of our then outstanding capital stock.

Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by our stockholders, to issue up to                  shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Exclusive Forum

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against the company or any director or officer of the company arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (718) 921-8300.

Limitations of Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

We intend to apply to list our Class A common stock on Nasdaq under the symbol “PS”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our Class A common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Currently, no shares of our Class A common stock are outstanding. Following the completion of this offering, we will have a total of                  shares of our Class A common stock outstanding,                  shares of our Class B common stock outstanding, and                  shares of our Class C common stock outstanding. Of these outstanding shares, all                  shares of our Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our Class A common stock will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. As a result of the lock-up agreements described below, and subject to the provisions of Rule 144 or Rule 701, shares of our Class A common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our Class A common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning          days after the date of this prospectus                  additional shares (excluding                  shares of our Class A common stock assuming that all outstanding LLC Units that are exchangeable for shares of Class A common stock are so exchanged) will become eligible for sale in the public market, of which                  shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

In addition, subject to certain limitations and exceptions, pursuant to the terms of the Fourth LLC Agreement, Continuing Members of Pluralsight Holdings may (subject to the terms of the Fourth LLC Agreement) exchange LLC Units and shares of Class B common stock or Class C common stock, as applicable, for, at our option, cash or shares of our Class A common stock, on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. At our option, in lieu of exchanging any LLC Units, we may cause such LLC Units to be redeemed by Pluralsight Holdings for cash or Class A common stock contributed to Pluralsight Holdings by us. Upon the completion of this offering, our Continuing Members, other than Aaron Skonnard and his affiliates, will hold              LLC Units, all of which will be exchangeable (together with a corresponding number of shares of our Class B common stock) for shares of our Class A common stock, and Aaron Skonnard and his affiliates will hold              LLC Units, all of which will be exchangeable (together with a corresponding number of shares of our Class C common stock) for shares of our Class A common stock (which shares of Class C common stock shall be convertible into shares of our Class A common stock on a one-for-one basis). The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances.

Lock-Up Agreements

We, our executive officers, directors, and certain other holders of our capital stock and securities convertible into or exchangeable for our capital stock (including shares of Class A common stock issuable upon exchange of

LLC Units) have agreed or will agree that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Morgan Stanley & Co. LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Morgan Stanley & Co. LLC may, in its discretion, release any of the securities subject to these lock-up agreements at any time. See the section titled “Underwriters” for additional information.

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our Class A common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares of our Class A common stock that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal shares immediately after the completion of this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of Class A common stock made in reliance upon Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the effectiveness of the registration statement of which this prospectus forms a part to register shares of our Class A common stock subject to RSUs and options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Equity Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to certain non-U.S. holders (as defined below) of the ownership and disposition of our Class A common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling from the IRS, has been, or will be, sought with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

This summary applies only to Class A common stock acquired in this offering. It does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws. In addition, this discussion does not address the application of the Medicare contribution tax on net investment income or any tax considerations applicable to a non-U.S. holder’s particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below), regulated investment companies or real estate investment trusts;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations or governmental organizations;

•	controlled foreign corporations, passive foreign investment companies, or corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

•	U.S. expatriates or certain former citizens or long-term residents of the United States;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	persons who hold our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons who do not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code; or

•	persons that own, or are deemed to own, our Class B common stock, or Class C common stock.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our Class A common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the acquisition, ownership and disposition of our stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a holder of our stock that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and is not any of the following:

•	an individual who is a citizen or resident of the United States (for U.S. federal income tax purposes);

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof or other entity treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(3) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock and do not anticipate paying any dividends on our capital stock in the foreseeable future, except possibly in connection with maintaining certain aspects of our UP-C structure. See the section titled “Risk Factors—Risks Relating to Our Organizational Structure—The disparity between the U.S. corporate tax rate and the U.S. tax rate applicable to non-corporate members of Pluralsight Holdings may complicate our ability to maintain our intended capital structure, which could impose transaction costs on us and require management attention.” However, if we do make distributions on our Class A common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Our Class A Common Stock.”

Except as otherwise described below in the discussions of effectively connected income (in the next paragraph), backup withholding and FATCA, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate; additionally you will be required to update such forms and certifications from time to time as required by law. A non-U.S. holder of shares of our Class A common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8, including any required attachments and your taxpayer identification number; additionally you will be required to update such forms and certifications from time to time as required by law. Such effectively connected dividends, although not subject to withholding tax, are includable on your U.S. income tax return and generally taxed to you at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Our Class A Common Stock

Except as otherwise described below in the discussions of backup withholding and FATCA, you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs, and other conditions are met; or

•

our Class A common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our Class A common stock, and, in the case where shares of our Class A common stock are regularly traded on an established securities market, you own, or are treated as owning, more than 5% of our Class A common stock at any time during the foregoing period.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion assumes this is the case. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class A common stock is regularly traded on an established securities market, such Class A common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of such regularly traded Class A common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our Class A common stock. No assurance can be provided that our Class A common stock will be regularly traded on an established securities market at all times for purposes of the rules described above.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates (and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate), unless otherwise provided by an applicable income tax treaty. If you are a non-U.S. holder described in the second bullet above, you will generally be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor with respect to whether any applicable income tax or other treaties may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 24% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E, or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person as defined under the Code.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

FATCA

The Foreign Account Tax Compliance Act and the rules and regulations promulgated thereunder, collectively, FATCA, generally imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our Class A common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of our Class A common stock paid to a “non-financial foreign entities” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity and provides certain information with respect to such U.S. owners, certifies that there are none or otherwise establishes and certifies to an exemption. The withholding provisions under FATCA generally apply to dividends on our Class A common stock, and under current transition rules, are expected to apply with respect to the gross proceeds from the sale or other disposition of our Class A common stock on or after January 1, 2019. An intergovernmental agreement between the United States and your country of tax residence may modify the requirements described in this paragraph. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding, and disposing of our stock, including the consequences of any proposed change in applicable laws.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
First Analysis Securities Corporation
SunTrust Robinson Humphrey, Inc.
Raymond James & Associates, Inc.
Needham & Company, LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option to purchase additional shares to cover over-allotments, if any, described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         a share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives. Sales of Class A common stock made outside of the United States may be made by affiliates of the underwriters.

We have granted to the underwriters an over-allotment option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and the exercise of the underwriters’ option in full to purchase up to an additional                  shares of our Class A common stock.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us

Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by Pluralsight Holdings, exclusive of underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for up to $         of expenses relating to clearance of this offering with the Financial Industry Regulatory Authority and up to $         of expenses incurred in connection with the directed share program. The underwriters have agreed to reimburse Pluralsight Holdings for certain expenses incurred by us in connection with this offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We intend to apply to list our Class A common stock on Nasdaq under the trading symbol “PS”.

We, Pluralsight Holdings, and all directors and officers and the holders of substantially all of our capital stock and securities convertible into our capital stock have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or units of Pluralsight Holdings beneficially owned by the locked-up party or any other securities so owned convertible into or exercisable or exchangeable for shares of our common stock or units of Pluralsight Holdings;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or units of Pluralsight Holdings; or

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock;

whether any such transaction described above is to be settled by delivery of our common stock, units of Pluralsight Holdings, or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for Class A common stock, if such demand would require us during the restricted period to file, or make a public announcement of our intention to file, a registration statement.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•

in the case of our directors, officers, and equity holders, transactions relating to shares of our Class A common stock acquired from the underwriters in this offering or in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the restricted period;

•

in the case of our directors, officers, and equity holders, the transfer of the locked-up party’s securities (i) to the spouse, domestic partner, parent, child, or grandchild of the locked-up party or any other person with whom the locked-up party has a relationship by blood, marriage, or adoption not more remote than first cousin, or to a trust or other entity formed for estate planning purposes for the direct or indirect benefit of the locked-up party or any other person with whom the locked-up party has a relationship by blood, marriage, or adoption not more remote than first cousin, (ii) by bona fide gift, will or intestacy, or (iii) if the locked-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; provided that no filing under Section 16(a) of the Exchange Act or other public filing, report, or announcement reporting a reduction in beneficial ownership of shares of common stock or other securities shall be required or shall be voluntarily made during the restricted period, other than any required Form 5 filing;

•

in the case of our equity holders, if the locked-up party is a corporation, partnership, limited liability company, trust, or other business entity, the transfer of the locked-up party’s securities (A) to another corporation, partnership, limited liability company, trust, or other business entity that controls, is controlled by, manages, or is managed by or is under common control with the locked-up party or affiliates of the locked-up party (including, for the avoidance of doubt, where the locked-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a disposition, transfer, or distribution by the locked-up party to its stockholders, partners, members, or other equity holders;

•

the establishment or amendment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that (i) such plan does not provide for the transfer of shares of our common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the locked-up party or us regarding the establishment or amendment of such plan, such announcement or filing shall include a statement to the effect that no transfer of shares of our common stock may be made under such plan during the restricted period;

•

in the case of our directors, officers, and equity holders, the transfer of the locked-up party’s securities to us in connection with the vesting or settlement of RSUs or incentive units or the exercise of options or other rights to purchase shares of common stock, in each case on a “net” or “cashless” basis, including any transfer to us for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such RSUs, incentive units, options or rights, provided that if the locked-up party is required to file a report under Section 16(a) of the Exchange Act during the restricted period, the locked-up party shall include a statement in any such report to the effect that such transfer is in connection with the vesting or settlement of RSUs or incentive units, or the “net” or “cashless” exercise of options or other rights to purchase shares of common stock, as applicable;

•

in the case of our directors, officers, and equity holders, the transfer of the locked-up party’s securities to us pursuant to agreements under which we or any of our equity holders has the option to repurchase such securities upon termination of service of the locked-up party;

•

in the case of our directors, officers, and equity holders, the transfer of securities pursuant to the consummation of a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our securities after the consummation of this offering, that has been approved by our board of directors, the result of which is that any “person,” as defined in Section 13(d)(3) of the Exchange Act, or group of persons, other than us, becomes the beneficial owner, as defined in Rules 13d-3 and 13d-5 of the Exchange Act, of 50% of the total voting power of our voting stock, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the securities of the locked-up party shall remain subject to the restrictions above;

•

in the case of our directors, officers, and equity holders, the exchange, redemption, or repurchase of any units of Pluralsight Holdings (or securities convertible into or exercisable or exchangeable for units of Pluralsight Holdings) and a corresponding number of shares of Class B common stock or Class C common stock, as applicable, into or for shares of Class A common stock (or securities convertible into or exercisable or exchangeable for Class A common stock), or, at our option, for cash or Class A common stock, pursuant to the Fourth LLC Agreement, provided that (i) such shares of Class A common stock and other securities remain subject to the restrictions above and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the locked-up party or us regarding the exchange, redemption, or repurchase, as applicable, such announcement or filing shall include a statement to the effect that such exchange, redemption, or repurchase, as applicable, occurred pursuant to the Fourth LLC Agreement and no transfer of the shares of Class A common stock or other securities received upon exchange may be made during the restricted period;

•

in the case of our directors, officers, and equity holders, transfers, conversions, reclassifications, redemptions, or exchanges of any securities pursuant to the Reorganization Transactions, provided that any shares of our common stock or securities convertible into or exercisable or exchangeable for our common stock received in the Reorganization Transactions remain subject to the restrictions above; and

•	in the case of our directors, officers, and equity holders, transfers of securities that occur pursuant to a domestic order or in connection with a divorce settlement;

provided that in the case of any transfer or distribution pursuant to the third, fourth, or eleventh bullet points above, it shall be a condition to the transfer or distribution that the donee, transferee or distributee, as the case may be, agrees in writing to be bound by the restrictions above;

provided further that in the case of any transfer or distribution pursuant to the fourth, seventh or eleventh bullet points above, no filing under Section 16(a) of the Exchange Act or other public filing, report, or announcement reporting a reduction in beneficial ownership of shares of our common stock or other securities shall be voluntarily made during the restricted period; and

provided further that in the case of any transfer or distribution pursuant to the seventh or eleventh bullet points above, if the locked-up party is required to file a report under Section 16(a) of the Exchange Act during the restricted period, the locked-up party shall include a statement in such report to the effect that such transfer is to us in connection with the repurchase of the locked-up party’s securities or pursuant to a domestic order or in connection with a divorce settlement, as the case may be.

The lock-up agreements with Aaron Skonnard and Frederick Onion provide that beginning 30 days after the date of this prospectus, Messrs. Skonnard and Onion may donate equity to the Pluralsight One Fund, so long as the aggregate amount of all such donations from Messrs. Skonnard and Onion and their respective affiliates do not exceed one percent of our total fully diluted capitalization at the time of such gift, provided that any donated shares in excess of an aggregate value of $5 million as determined by the closing price of the Class A common stock on the respective date of each such gift, shall remain subject to the restrictions set forth in the lock-up agreement.

Morgan Stanley & Co. LLC, in its sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved up to              shares of Class A common stock, or     % of the shares offered by this prospectus, for sale at the initial public offering price to certain authors who provide or have provided services to us. None of our executive officers or members of our board of directors will participate in this directed share program. Any reserved shares of our Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our Class A common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“the FSMA”) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Hong Kong

Each underwriter has represented and agreed that:

(a)

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any of our Class A common stock other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)

it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to our Class A common stock, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

•

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

The validity of the shares of our Class A common stock being offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering. Goodwin Procter LLP, Menlo Park, California, is counsel for the underwriters in connection with this offering.

EXPERTS

The financial statement of Pluralsight, Inc. as of December 31, 2017 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Pluralsight Holdings, LLC as of December 31, 2016 and 2017 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have submitted with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC at 100 F Street, NE Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website the SEC referred to above. We also maintain a website at www.pluralsight.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

PLURALSIGHT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Pluralsight, Inc.

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying balance sheet of Pluralsight, Inc. as of December 31, 2017, including the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Salt Lake City, Utah

March 9, 2018

We have served as the Company’s auditor since 2017.

PLURALSIGHT, INC.

Balance Sheet as of December 31, 2017

(in thousands, except share and per share amounts)

Assets
Cash and cash equivalents	$—

Total assets	$—

Stockholders’ equity
Common stock, $0.001 par value per share, 1,000 shares authorized, issued, and outstanding	$—

Total stockholders’ equity	$—

The accompanying notes are an integral part of this balance sheet.

PLURALSIGHT, INC.

Notes to Balance Sheet

1. Description of Business and Summary of Significant Accounting Policies

Pluralsight, Inc. (the “Company”) was formed as a Delaware corporation on December 4, 2017. The Company was formed for the purposes of completing a public offering and related transactions and carrying on the business of Pluralsight Holdings, LLC and its subsidiaries. The Company will be the sole managing member of Pluralsight Holdings, LLC and is expected to operate and control all of the business and affairs of Pluralsight Holdings, LLC, and through Pluralsight Holdings, LLC and its subsidiaries, continue to conduct the business now conducted by these subsidiaries.

Basis of Presentation and Accounting

The balance sheet is presented in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows have not been presented because there have been no activities in this entity.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

2. Stockholders’ Equity

The Company is authorized to issue 1,000 shares of Class A common stock, par value $0.001 per share. As of December 31, 2017, the Company had issued, for $1.00, and had outstanding, 1,000 shares of Class A common stock, all of which were owned by Pluralsight Holdings, LLC.

3. Subsequent Events

The Company has evaluated subsequent events through March 9, 2018, the date on which the balance sheet was available for issuance.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of Pluralsight Holdings, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pluralsight Holdings, LLC and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred units and members’ deficit, and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Salt Lake City, Utah

March 9, 2018

We have served as the Company’s auditor since 2014.

PLURALSIGHT HOLDINGS, LLC

Consolidated Balance Sheets

(in thousands, except unit amounts)

	December 31, 2016	December 31, 2017	Pro forma Members’ Deficit December 31, 2017
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$19,397	$28,267
Accounts receivable—net of allowances of $708 and $1,552 at December 31, 2016 and 2017, respectively	22,950	38,229
Prepaid expenses and other current assets	2,558	5,125

Total current assets	44,905	71,621
Property and equipment, net	22,645	22,457
Content library, net	19,593	13,441
Intangible assets, net	4,372	2,854
Goodwill	123,119	123,119
Other assets	338	2,928

Total assets	$214,972	$236,420

Liabilities, redeemable convertible preferred units, and members’ deficit
Current liabilities:
Accounts payable	$2,936	$6,029
Accrued expenses	7,009	26,514
Accrued author fees	5,748	7,879
Deferred revenue	71,966	103,107
Current portion of long-term debt	10,000	—

Total current liabilities	97,659	143,529
Deferred revenue, net of current portion	717	8,194
Long-term debt, less current portion, net	74,069	116,037
Facility financing obligation	7,529	7,513
Other liabilities	262	458

Total liabilities	180,236	275,731
Commitments and contingencies (Note 9)
Redeemable convertible preferred units:
Redeemable convertible preferred units, no par value; 53,178,067 and 48,447,880 units authorized as of December 31, 2016 and 2017, respectively; 48,447,880 units issued and outstanding as of December 31, 2016 and 2017, respectively; aggregate liquidation preference of $197,192 as of December 31, 2016 and 2017; no units issued and outstanding pro forma as of December 31, 2017 (unaudited)	341,966	405,766	$—
Members’ deficit:
Members’ capital: Class A and Class B common units, no par value; 100,606,988 and 112,556,982 Class A common units authorized and 47,782,272 and 35,446,574 Class A common units issued and outstanding as of December 31, 2016 and 2017, respectively; 83,894,454 Class A common units issued and outstanding, pro forma as of December 31, 2017 (unaudited); 15,961,071 Class B common units authorized and 12,961,071 Class B common units issued and outstanding as of December 31, 2017; 12,961,071 Class B common units issued and outstanding, pro forma as of December 31, 2017 (unaudited)	—	—	405,766
Accumulated other comprehensive (loss) income	(8)	25	25
Accumulated deficit	(307,222)	(445,102)	(445,102)

Total members’ deficit	(307,230)	(445,077)	$(39,311)

Total liabilities, redeemable convertible preferred units, and members’ deficit	$214,972	$236,420

The accompanying notes are an integral part of these consolidated financial statements.

PLURALSIGHT HOLDINGS, LLC

Consolidated Statements of Operations

(in thousands, except per unit amounts)

	Year Ended December 31,
	2016	2017

Revenue	$131,841	166,824
Cost of revenue	40,161	49,828

Gross profit	91,680	116,996

Operating expenses:
Sales and marketing	51,234	103,478
Technology and content	36,159	49,293
General and administrative	18,130	46,971

Total operating expenses	105,523	199,742

Loss from operations	(13,843)	(82,746)
Other (expense) income:
Interest expense	(6,320)	(11,665)
Loss on debt extinguishment	—	(1,882)
Other income, net	45	81

Loss before income taxes	(20,118)	(96,212)
Provision for income taxes	(494)	(324)

Net loss	$(20,612)	$(96,536)

Less: accretion of Series A redeemable convertible preferred units	(6,325)	(63,800)

Net loss attributable to common units	$(26,937)	$(160,336)

Net loss per unit, basic and diluted	$(0.57)	$(3.34)

Weighted average common units used in computing basic and diluted net loss per unit	47,480	47,957

Pro forma net loss per unit, basic and diluted (unaudited)		$(1.00)

Pro forma weighted average common units used in computing basic and diluted net loss per unit (unaudited)		96,405

The accompanying notes are an integral part of these consolidated financial statements.

PLURALSIGHT HOLDINGS, LLC

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year Ended December 31,
	2016	2017

Net loss	$(20,612)	$(96,536)
Other comprehensive (loss) income:
Foreign currency translation (losses) gains, net of tax	(7)	33

Comprehensive loss	$(20,619)	$(96,503)

The accompanying notes are an integral part of these consolidated financial statements.

PLURALSIGHT HOLDINGS, LLC

Consolidated Statements of Redeemable Convertible Preferred Units and Members’ Deficit

(in thousands, except unit amounts)

	Redeemable Convertible Preferred Units		Members’ Capital		Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Members’ Deficit
	Units	Amount	Units	Amount
Balances at January 1, 2016	45,216,286	$305,294	47,428,921	$—	$(1)	$(286,133)	$(286,134)
Issuance of Series C redeemable convertible preferred units, net of issuance costs of $94	3,231,594	30,347	—	—	—	—	—
Issuance of Class A common units, net of issuance costs of $14	—	—	353,351	2,082	—	—	2,082
Redemption of incentive units	—	—	—	(1,972)	—	—	(1,972)
Equity-based compensation	—	—	—	5,738	—	—	5,738
Accretion of Series A redeemable convertible preferred units	—	6,325	—	(5,848)	—	(477)	(6,325)
Foreign currency translation losses, net of tax	—	—	—	—	(7)	—	(7)
Net loss	—	—	—	—	—	(20,612)	(20,612)

Balances at December 31, 2016	48,447,880	341,966	47,782,272	—	(8)	(307,222)	(307,230)
Exchange of Class A common units for Class B common units	—	—	—	2,074	—	—	2,074
Issuance of Class A common units	—	—	625,373	4,399	—	—	4,399
Redemption of incentive units	—	—	—	(3,724)	—	—	(3,724)
Equity-based compensation	—	—	—	19,707	—	—	19,707
Accretion of Series A redeemable convertible preferred units	—	63,800	—	(22,456)	—	(41,344)	(63,800)
Foreign currency translation gains, net of tax	—	—	—	—	33	—	33
Net loss	—	—	—	—	—	(96,536)	(96,536)

Balance at December 31, 2017	48,447,880	$405,766	48,407,645	$—	$25	$(445,102)	$(445,077)

The accompanying notes are an integral part of these consolidated financial statements.

PLURALSIGHT HOLDINGS, LLC

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2016	2017
Operating activities
Net loss	$(20,612)	$(96,536)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property and equipment	4,274	6,675
Amortization of acquired intangible assets	8,034	8,526
Amortization of course creation costs	1,337	1,462
Equity-based compensation	5,738	21,781
Provision for doubtful accounts	89	479
Amortization of debt discount and debt issuance costs	469	1,847
Write off of debt issuance costs	6	931
Deferred tax benefit	—	(83)
Other	—	63
Changes in assets and liabilities, net of effects of acquisition:
Accounts receivable	(12,862)	(16,123)
Prepaid expenses and other assets	(701)	(2,796)
Accounts payable	677	2,561
Accrued expenses and other liabilities	1,290	17,960
Accrued author fees	894	2,131
Deferred revenue	17,390	38,983
Related party note payable	(1,555)	—

Net cash provided by (used in) operating activities	4,468	(12,139)

Investing activities
Purchases of property and equipment	(10,142)	(5,951)
Purchases of content library	(2,253)	(2,382)
Purchases of business, net of cash acquired	(649)	—

Net cash used in investing activities	(13,044)	(8,333)

Financing activities
Borrowings of long-term debt	—	115,000
Repayments of long-term debt	(8,125)	(85,000)
Repayments of related-party note payable	(4,782)	—
Payments of debt issuance costs	(136)	(854)
Deemed landlord financing proceeds	2,213	—
Payments of facility financing obligation	(6)	(16)
Proceeds from the issuance of Series C redeemable convertible preferred units, net of issuance costs	30,347	—
Proceeds from the issuance of common units, net of issuance costs	1,986	4,399
Redemption of incentive units	(1,876)	(3,724)
Payments of deferred offering costs	—	(307)

Net cash provided by financing activities	19,621	29,498

Effect of exchange rate change on cash, cash equivalents, and restricted cash	(37)	54

Net increase in cash, cash equivalents, and restricted cash	11,008	9,080
Cash, cash equivalents, and restricted cash, beginning of period	8,389	19,397

Cash, cash equivalents, and restricted cash, end of period	$19,397	$28,477

Supplemental cash flow disclosure:
Cash paid for interest	$5,506	$6,858
Cash paid for income taxes, net	$462	$425
Supplemental disclosure of non-cash investing and financing activities:
Redeemable convertible preferred unit accretion	$6,325	$63,800
Unpaid capital expenditures	$20	$555
Deferred offering costs, accrued but not yet paid	$—	$1,699
Reconciliation of cash, cash equivalents and restricted cash as shown in the statement of cash flows:
Cash and cash equivalents	$19,397	$28,267
Restricted cash included in other assets	—	210

Total cash, cash equivalents and restricted cash	$19,397	$28,477

The accompanying notes are an integral part of these consolidated financial statements.

PLURALSIGHT HOLDINGS, LLC

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Organization and Description of Business

Pluralsight Holdings, LLC (the “Company”) is the parent company of Pluralsight, LLC, and its directly and indirectly wholly-owned subsidiaries, which operates a cloud-based technology learning platform that provides a broad range of tools for businesses and individuals, including skill assessments, a curated library of courses, learning paths, and business analytics. The Company is a limited liability company (“LLC”) and was organized on August 29, 2014 in the state of Delaware. Pluralsight, LLC was organized on June 17, 2004 in the state of Nevada. Pluralsight Holdings, LLC does not have any business operations.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The consolidated financial statements include the accounts of the Company and its directly and indirectly wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Pro Forma Balance Sheet Information

Upon the closing of the Company’s initial public offering, or IPO, all outstanding redeemable convertible preferred units will automatically convert into common units. The unaudited pro forma members’ deficit information gives effect to the conversion of the redeemable convertible preferred units as of December 31, 2017. The effect of this conversion on the pro forma consolidated balance sheet will reduce members’ deficit by $405.8 million.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to the determination of fair value of equity awards, the accretion of Series A redeemable convertible preferred units, useful lives of property and equipment, content library and intangible assets, provisions for doubtful accounts receivable and deferred revenue, accounting for business combinations, and impairment of long-lived and intangible assets, including goodwill. These estimates and assumptions are based on the Company’s historical results and management’s future expectations. Actual results could differ from those estimates.

Operating Segments

The Company operates in a single operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision makers, who in the Company’s case are the Chief Executive Officer and Chief Financial Officer, in deciding how to allocate resources and assess performance. The chief operating decision makers evaluate the Company’s financial information and resources and assess the performance of these resources on a consolidated basis. Since the Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements.

Revenue by geographic region, based on the physical location of the customer, is (in thousands):

	Year Ended December 31,
	2016	2017
United States	$85,159	$108,257
United Kingdom	13,508	18,047
Other foreign locations	33,174	40,520

Total revenue	$131,841	$166,824

Percentage of revenue generated outside of the United States	35%	35%

With the exception of the United Kingdom, no other foreign country accounted for 10% or more of revenue during the years ended December 31, 2016 and 2017.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company deposits cash with high-credit-quality financial institutions, which, at times, may exceed federally insured amounts. The Company invests its cash equivalents in highly-rated money market funds. The Company has not experienced any losses on its deposits. The Company performs ongoing credit evaluations of its customers’ financial condition and will limit the amount of credit as deemed necessary, but currently does not require collateral from customers. One customer accounted for 29% of the Company’s net accounts receivable balance as of December 31, 2016, and no customer accounted for 10% or more of the net accounts receivable balance as of December 31, 2017. For the years ended December 31, 2016, and 2017, no customer accounted for 10% or more of total revenue.

Cash and Cash Equivalents

Cash consists of deposits with financial institutions, and cash equivalents consist of money market funds. The Company considers all highly-liquid investments with a maturity at the time of purchase of 90 days or less to be cash equivalents.

Accounts Receivable

Accounts receivable represent amounts owed to the Company for subscriptions to the Company’s platform. Accounts receivable balances are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. Allowances are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reserved, allowances may be provided based upon a percentage of aged outstanding invoices. In determining these percentages, the Company analyzes its historical collection experience and current economic trends. For invoice amounts that are determined to be uncollectible that have been recognized as revenue, the Company records bad debt expense, which is included in general and administrative expenses, and an allowance for doubtful accounts. For invoice amounts that are determined to be uncollectible that have not been recognized as revenue and are still included in accounts receivable and deferred revenue, the Company records an allowance for doubtful accounts and an allowance for deferred revenue. Included in this allowance for doubtful accounts was $0.5 million and $0.9 million as of December 31, 2016 and 2017, respectively, that was also recorded in the allowance for deferred revenue. The Company writes off accounts receivable balances to the allowance for doubtful accounts when the Company has exhausted collection efforts without success. Accounts receivable balances are considered past due when not paid in accordance with the contractual terms of the related arrangement. The Company does not have any off-balance sheet credit exposure relating to its customers.

The following is a roll-forward of the Company’s allowance for doubtful accounts (in thousands):

	Year Ended December 31,
	2016	2017
Balance, beginning of period	$167	$708
Provision for doubtful accounts	89	479
Provision for accounts in deferred revenue	842	767
Accounts written-off, net of recoveries	(390)	(402)

Balance, end of period	$708	1,552

Property and Equipment

Property and equipment is stated at historical cost less accumulated depreciation. Repairs and maintenance costs are expensed as incurred as repairs and maintenance do not extend the useful life or improve the related assets. Depreciation and amortization, including amortization of leasehold improvements, is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful life of each asset category is as follows:

Estimated Useful Life
Computer equipment	3-5 years
Purchased software	1-5 years
Internal-use software	1-3 years
Furniture and fixtures	5-7 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life
Buildings	27-30 years

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. An impairment loss is recognized when the total of estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, would be assessed using discounted cash flows or other appropriate measures of fair value. There was no impairment of property and equipment during the years ended December 31, 2016 and 2017.

Capitalized Software Development Costs

The Company capitalizes certain development costs incurred in connection with the development of its platform and software used in operations. Costs incurred in the preliminary stages of development are expensed as incurred. Once software has reached the development stage, internal and external costs of application development are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. The Company capitalized costs of $3.2 million and $3.4 million for the years ended December 31, 2016 and 2017, respectively, which were included in property and equipment. Maintenance and training costs are expensed as incurred.

Leases

The Company categorizes leases at their inception as either operating or capital leases. On certain of the Company’s lease agreements, the Company may receive tenant improvement allowances, rent holidays, and other incentives. Rent expense is recorded on a straight-line basis over the term of the lease and is included in operating expenses. The difference between rent expense recognized and amounts paid under the lease agreement is recorded as deferred rent and is included in other liabilities on the consolidated balance sheets.

For build-to-suit lease arrangements, the Company evaluates the extent of its financial and operational involvement in the tenant improvements to determine whether it is considered the owner of the construction project for accounting purposes. When the Company is considered the owner of a project under lease accounting guidance, the Company records the shell of the facility at its fair value at the date construction commences with a corresponding facility financing obligation. Improvements to the facility during the construction project are capitalized. Lessor-afforded incentives are classified as deemed landlord financing proceeds and are included in the facility financing obligation. Payments the Company makes under leases in which it is considered the owner of the facility are allocated to ground rent expense, based on the relative values of the land and building at the commencement of construction, reductions of the facility financing obligation, and interest expense recognized on the outstanding obligation. To the extent gross future payments do not equal the recorded liability, the liability is settled upon return of the facility to the lessor.

Content Library, Intangible Assets, and Goodwill

The content library assets have been acquired from the Company’s network of independent authors (course creation costs) and through various business combinations. The Company amortizes the content library and other intangible assets acquired in business combinations on a straight-line basis over their estimated useful lives, which is generally five years.

Periodically the Company assesses potential impairment of its long-lived assets, which include the content library and intangible assets. The Company performs an impairment review whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important that could trigger an impairment review include, but are not limited to, significant under-performance relative to historical or projected future results of operations, significant changes in the manner of its use of acquired assets or its overall business strategy, and significant industry or economic trends. When the Company determines that the carrying value of a long-lived asset (or asset group) may not be recoverable based upon the existence of one or more of the above indicators, the Company determines the recoverability by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate and recognizes an impairment charge equal to the amount by which the carrying amount exceeds the fair value of the asset.

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. The Company tests goodwill for impairment annually as of October 1, or whenever events or changes in circumstances indicate that goodwill may be impaired. The Company initially assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of its sole reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, then the Company performs the first step of a two-step analysis by comparing the book value of net assets to the fair value of the reporting unit. If the fair value is determined to be less than the book value, the second step analysis is performed to compute the amount of impairment as the difference between the estimated fair value of goodwill and the carrying value. In assessing the qualitative factors, the Company considers the impact of certain key factors including macroeconomic conditions, industry and market considerations, management turnover, changes in regulation, litigation matters, changes in enterprise value and overall financial performance.

There were no impairments of goodwill or intangible assets, including the content library, during the years ended December 31, 2016 and 2017.

Deferred Offering Costs

Deferred offering costs, which consist of legal, consulting, banking, and accounting fees directly attributable to the IPO, are capitalized and will be offset against proceeds upon the consummation of the IPO. In the event the IPO is terminated, deferred offering costs will be expensed in the period terminated. As of December 31, 2017, the Company capitalized $2.0 million in deferred offering costs included in other assets within the consolidated balance sheet. No amounts were capitalized as of December 31, 2016.

Business Combinations

The Company includes the results of operations of the businesses that it acquires as of the respective dates of acquisition. The Company allocates the fair value of the purchase price of its acquisitions to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. The determination of the value and useful lives of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

Revenue Recognition

The Company derives substantially all of its revenue from subscription services (which include support services) from providing customers access to its platform. A small portion of the Company’s revenue is derived from providing professional services, which generally consist of content creation or other consulting services.

The Company commences revenue recognition when all of the following conditions are met: (i) persuasive evidence of an arrangement exists; (ii) services are provided to the customer; (iii) the amount of fees to be paid by the customer are fixed or determinable; and (iv) collection is reasonably assured.

The Company’s subscription arrangements do not provide customers with the right to take possession of the software supporting the platform and, as a result, are accounted for as service arrangements. Revenue for subscription fees are recognized ratably over the subscription term, which typically varies from one month to three years, and begins on the date access to the platform is made available to the customer. Professional services are generally billed on a fixed-fee basis and are recognized as services are completed, provided the other revenue recognition criteria are met. The Company’s arrangements are generally noncancellable and nonrefundable.

For arrangements with multiple deliverables, the Company evaluates whether the individual deliverables qualify as separate units of accounting. In order to treat deliverables in a multiple-element arrangement as separate units of accounting, the deliverables must have standalone value upon delivery and, in situations in which a general right of return exists for the delivered item, delivery or performance of the undelivered item is considered probable and substantially within the control of the Company. The Company’s professional services have standalone value because the Company has routinely sold these services separately. The Company’s subscription services have standalone value as the Company routinely sells subscriptions separately. Customers have no general rights of return for delivered items.

If the deliverables have stand-alone value upon delivery, the Company accounts for each deliverable separately, and revenue is recognized for the respective deliverables as they are delivered based on the relative selling price, which the Company determines by using the best estimate of selling price, as neither vendor-specific objective evidence nor third-party evidence is available. The Company has determined its best estimate of selling price for its deliverables based on customer size, the size and volume of its transactions, overarching pricing objectives and strategies, market and industry conditions, product-specific factors, historical sales of the deliverables, and discounting practices.

For sales in jurisdictions that assess value-added taxes, the Company records taxes in revenue and cost of revenue. Taxes collected from customers in all other jurisdictions are excluded from revenue.

Deferred Revenue

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services described above, including amounts billed to customers in accordance with the terms of the underlying contracts where the service period has not yet commenced but will commence in the near future. Deferred revenue is recognized as revenue as the revenue recognition criteria are met. Amounts anticipated to be recognized within one year of the balance sheet date are recorded as deferred revenue, current; the remaining portion is recorded as non-current deferred revenue.

Cost of Revenue

Cost of revenue includes certain direct costs associated with delivering the Company’s platform and includes costs for author fees, amortization of the Company’s content library, hosting and delivery fees, merchant processing fees, depreciation of capitalized software development costs for internal-use software, employee-related costs, including equity-based compensation expense associated with the Company’s customer support organization, and third-party transcription costs.

Technology and Content

Technology costs consist principally of research and development activities including personnel costs, consulting services, and other costs associated with product development efforts. Content costs consist principally of personnel costs and other activities directly related to content acquisition, course production, and curriculum direction.

Technology and content costs are expensed as incurred, except for certain costs relating to the development of internal-use software, including software used to upgrade and enhance the Company’s platform and applications supporting its business, which are capitalized and amortized over the estimated useful lives of one to three years.

Advertising Costs

Advertising costs are expensed as incurred. The Company recorded advertising costs of $12.0 million and $14.5 million for the year ended December 31, 2016 and 2017, respectively.

Equity-Based Compensation

Equity awards to employees are measured and recognized in the consolidated financial statements based on the fair value of the award on the grant date. For time-based awards, the fair value of the award on the grant date is expensed on a straight-line basis over the requisite service period of the award. For awards subject to performance conditions, the Company will record expense when the performance condition becomes probable. The Company records forfeitures related to equity-based compensation for its awards based on actual forfeitures as they occur.

Incentive units vest upon the occurrence of a service condition. The grant date fair value of incentive units is determined using a hybrid method consisting of both an option-pricing method (“OPM”) and probability-weighted expected return method (“PWERM”). Under the PWERM methodology, the fair value of the Company’s securities are estimated based upon an analysis of future values for the Company, assuming various outcomes. The security values are based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of security. The future value of the securities under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the securities. The outcomes evaluated under the PWERM methodology are an IPO in the near term, and a liquidity event in the longer term with less visibility into the timing and type of exit event using the OPM methodology. For the IPO scenario, the value of the share classes is assumed based on the expected pricing and timing of a potential IPO using revenue multiples of peer companies. The OPM valuation involves a two-step process. First, the equity value of the Company is established by calculating the enterprise value and adding cash and deducting debt. The enterprise value is established using generally accepted valuation methodologies including discounted cash flow analysis and comparable market analysis. Second, an allocation of the equity value among the securities that comprise the capital structure of the Company using the OPM is performed. The aggregate value of the preferred units, common units, and incentive units derived from the OPM are then divided by the number of respective units outstanding to arrive at the per unit value.

The grant date fair value of restricted share units (“RSUs”) is determined using the fair value of the Company’s common units. The fair value of common units is calculated using the same hybrid method used to value incentive units. RSUs vest upon the satisfaction of both a service condition and a liquidity condition. The liquidity condition is satisfied upon the occurrence of a qualifying liquidity event, defined as a change of control transaction (including (i) an acquisition of securities which represent a majority of the voting power of all securities entitled to vote for the Company’s board of managers, (ii) the consummation of a merger, consolidation, or similar transaction, (iii) a sale of all or substantially all of the assets of the Company, or (iv) the approval by the members of the Company of the Company’s liquidation or dissolution, in each case subject to customary exceptions as set forth in the Company’s third amended and restated limited liability company agreement), or an IPO, after the expiration of the lock-up period. The liquidity condition is viewed as a performance-based criterion for which equity-based compensation expense has not been recognized as of December 31, 2017, as the event is not yet probable of occurring. For accounting purposes, the satisfaction of the liquidity condition becomes probable upon completion of the Company’s IPO, at which point the Company will record a cumulative adjustment to equity-based compensation expense using the straight-line attribution method. The remaining unrecognized equity-based compensation expense related to RSUs will be recognized over the remaining requisite service period.

The Company also records equity-based compensation expense when the Company or a holder of an economic interest in the Company purchases shares from an employee for an amount in excess of the fair value of the common units at the time of purchase. The Company recognizes any excess value transferred in these transactions as equity-based compensation expense in the consolidated statement of operations.

Foreign Currency

The functional currency of the Company’s international subsidiaries is the local currency. For those subsidiaries, expenses denominated in the functional currency are translated into U.S. dollars using average exchange rates in effect during the period, and assets and liabilities are translated using period-end exchange rates. The foreign currency translation adjustments are included in accumulated other comprehensive (loss) income as a component of members’ deficit. Foreign currency transaction gains or losses are recorded in other income, net.

Income Taxes

The Company is a Delaware LLC and treated as a partnership for U.S. federal and state income tax purposes. As a result, the Company is generally not subject to U.S. federal or state income taxes as partnership income and losses and the related tax consequences are passed through and reported by the members of the LLC. The exception is any jurisdiction that does not respect the pass-through treatment of partnerships and applies an entity-level income tax. Additionally, the Company’s structure includes subsidiaries that are taxed as either domestic corporations or controlled foreign corporations, all of which are subject to income tax in their various jurisdictions. The Company may also be subject to capital or gross receipts taxes in certain states.

The Company records a provision for income taxes for the anticipated tax of its reported results of operations using the asset and liability method. Deferred income taxes are recognized by applying the enacted tax rates expected to be in effect in future years to the differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as net operating losses and tax credit carryforwards. The measurement of deferred tax assets is reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized.

The Company does not recognize certain tax benefits from uncertain tax positions within the provision for income taxes. A tax benefit is recognized only if it is more likely than not that the tax position will be sustained on examination by taxing authorities based on the technical merits of the position. For such positions, the largest benefit that has a greater than 50% likelihood of being realized upon settlement is recognized in the financial statements.

On December 22, 2017, tax reform legislation referred to as the Tax Cuts and Jobs Act (the “Tax Act”) was enacted in the United States. The Tax Act significantly revises U.S. federal income tax law, including by lowering the corporate income tax rate to 21%, limiting the deductibility of interest expense, implementing a modified territorial tax system and imposing a one-time repatriation tax on deemed repatriated untaxed earnings and profits of U.S.-owned foreign subsidiaries (the “Toll Charge”).

The Securities and Exchange Commission staff issued Staff Accounting Bulletin (“SAB”) 118, which provides guidance on accounting for the tax effects of the Tax Act. SAB 118 provides a measurement period that should not extend beyond one year from the Tax Act enactment date for entities to complete the accounting under ASC 740. In accordance with SAB 118, an entity must reflect the income tax effects of those aspects of the Tax Act for which the accounting under Accounting Standards Codification (ASC) 740 is complete. To the extent that an entity’s accounting for certain income tax effects of the Tax Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements.

The Company has included a provisional estimate of the impact of the Tax Act in its year-end income tax provision in accordance with its understanding of the Tax Act and guidance available as of the date of this filing.

Net Loss Per Unit

The Company computes basic and diluted net loss per unit in conformity with the two-class method required for participating securities. Redeemable convertible preferred units, common units, and vested incentive units are considered participating securities for purposes of this calculation. The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to holders of common units. However, the two-class method does not impact the net loss per unit, as the Company is in a loss position for each of the periods presented and both vested incentive units and redeemable convertible preferred units do not participate in losses.

Basic net loss per unit is computed by dividing net loss attributable to common units by the weighted average number of common units outstanding. Net loss attributable to common units is computed as net loss less accretion of redeemable preferred units. Diluted net loss per unit is computed by giving effect to all potential dilutive common unit equivalents outstanding for the period. For purposes of this calculation, incentive units, RSUs, and redeemable convertible preferred units are considered to be common unit equivalents but have been excluded from the calculation of diluted net loss per common unit as the effect is antidilutive. The dilutive effect of potentially dilutive incentive units and RSUs is reflected in diluted net loss per share by application of the treasury stock method.

Recent Accounting Pronouncements

Under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), the Company meets the definition of an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the Company is no longer an emerging growth company or until the Company affirmatively and irrevocably opts out of the extended transition period. As a result, the Company’s financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncements

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for share-based payment transactions. The new guidance requires companies to record excess tax benefits and tax deficiencies as income tax benefit or expense in the statement of operations when the awards vest or are settled, and eliminates the requirement to reclassify cash flows related to excess tax benefits from operating activities to financing activities on the statement of cash flows. The ASU also allows an entity to make an accounting policy election to either estimate expected forfeitures or to account for them as they occur. For public business entities, the ASU is effective for annual and interim reporting periods beginning after December 15, 2016. For all other entities, this standard is effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities in any interim or annual period for which financial statements have not been issued or made available for issuance.

In the first quarter of 2016, the Company early adopted this standard and elected to account for forfeitures as they occur. The Company also recognized $0.5 million of previously unrecognized excess tax benefits through an increase to its net deferred tax asset for net operating loss carryforwards (“NOLs”), with an offsetting cumulative-effect adjustment to accumulated deficit, in the same amount. A corresponding adjustment was recorded to increase the valuation allowance by $0.5 million with an offsetting adjustment to accumulated deficit, resulting in no net impact to the consolidated financial statements. Adoption of the standard resulted in the recognition of excess tax benefits in the Company’s provision for income taxes rather than additional paid-in-capital. Such excess tax benefits since the date of adoption have been offset by a full valuation allowance and consequently have had no net impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This update clarifies that transfers between cash and restricted cash are not part of the entity’s operating, investing, and financing activities, and details of those transfers are not reported as cash flow activities in the statements of cash flows. For public business entities, this update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities, this update is effective for annual periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption for all entities is permitted. The amendments in this update should be applied using a retrospective transition method to each period presented. The Company early adopted this standard during the year ended December 31, 2017, and retroactively adjusted the consolidated statements of cash flows for all periods presented.

Accounting Pronouncements Not Yet Adopted

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in the ASU. The ASU is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Company does not anticipate the adoption of this guidance will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. For public business entities that are SEC filers, the ASU is effective for the annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. For public business entities that are not SEC filers, the ASU is effective for the annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2020. For all other entities, the ASU is effective for the annual or any interim goodwill impairment tests in fiscal years beginning after December 15,

2021. The guidance will apply to the Company’s reporting requirements in performing goodwill impairment testing; however, the Company does not anticipate the adoption of this guidance will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The new guidance is effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those periods. For all other entities, the ASU is effective for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The impact to the Company’s consolidated financial statements will depend on the facts and circumstances of any specific future transactions.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. For public business entities, the ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2018. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. As the Company has elected to use the extended transition period available to emerging growth companies, the Company does not anticipate adopting the standard until the fiscal year ended December 31, 2020. The Company is currently evaluating the potential changes from this ASU to its future financial reporting and disclosures. As part of its preliminary assessment, the Company expects to record right-of-use assets and lease liabilities for its operating leases as a result of adopting the standard. While the Company continues to assess all potential impacts under the new standard, including the areas described above, the Company does not know or cannot reasonably estimate quantitative information related to the impact of the adoption of the new standard on its consolidated financial statements at this time.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40), which will supersede nearly all existing revenue recognition guidance. The core principle behind ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for delivering those goods and services. To achieve this core principle, the ASU provides a model, which involves a five-step process that includes identifying the contract with the customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction prices to the performance obligations in the contract, and recognizing revenue when (or as) the entity satisfies the performance obligations. The standard also provides guidance on the recognition of costs related to obtaining customer contracts.

The ASU permits adoption either by using a full retrospective approach, in which all comparative periods are presented in accordance with the new standard, or a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. For public business entities, the standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. For all other entities, the standard is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early application is permitted for annual periods beginning after December 15, 2016. As the Company has elected to use the extend transition period available to emerging growth companies, the Company anticipates adopting the standard for the fiscal year ending December 31, 2019. The Company is currently evaluating adoption methods.

The Company is in the initial stages of evaluating the impact of the adoption of the new standard on its accounting policies, processes, and system requirements. The Company has assigned internal resources to assist in the evaluation. Furthermore, the Company has made and will continue to make investments in systems to enable timely and accurate reporting under the new standard. While the Company continues to assess all potential impacts under the new standard, there is potential the standard could have an impact on the timing of recognition of revenue and contract acquisition costs. Under the current revenue recognition guidance, the Company limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the delivery of future services. Under the new standard, the concept of contingent revenue no longer exists. Depending on the outcome of the Company’s evaluation, the timing of when revenue is recognized could change for multi-year subscription agreements.

As part of its preliminary evaluation, the Company has also considered the impact of the standard’s requirements with respect to the capitalization and amortization of incremental costs of obtaining a contract. Under the Company’s current accounting policy, incremental costs of obtaining a contract are expensed as incurred. The new standard requires the capitalization of all incremental costs that are incurred to obtain a contract with a customer that would not have been incurred if the contract had not been obtained, provided the Company expects to recover those costs. As a result of this standard, the Company expects to capitalize incremental contract costs. The period over which these costs are expected to be recognized is still being evaluated by the Company.

While the Company continues to assess all potential impacts under the new standard, including the areas described above, the Company does not know or cannot reasonably estimate quantitative information related to the impact of the adoption of the new standard on its consolidated financial statements at this time.

2. Fair Value Measurements

The Company measures and records certain financial assets at fair value on a recurring basis. Fair value is based on the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company’s financial instruments that are measured at fair value on a recurring basis consist of money market funds. The following three levels of inputs are used to measure the fair value of financial instruments:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company’s financial instruments as of December 31, 2016, were as follows (in thousands):

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money market funds	$16,149	$—	$—	$16,149

The fair value of the Company’s financial instruments as of December 31, 2017, were as follows (in thousands):

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money market funds	$25,146	$—	$—	$25,146

Fair Value of Other Financial Instruments

The carrying amounts of the Company’s accounts receivable, accounts payable, accrued expenses, and other liabilities approximate their fair values due to the short maturities of these assets and liabilities. The carrying value of the Company’s long-term debt approximates its fair value based upon Level 2 inputs and borrowing rates available to the Company for loans with similar terms and consideration of the Company’s credit risk.

3. Balance Sheet Components

Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31, 2016	December 31, 2017
Prepaid expenses	$2,424	$4,586
Other current assets	134	539

Prepaid expenses and other current assets	$2,558	$5,125

Property and equipment

Property and equipment, net consisted of the following (in thousands):

	December 31, 2016	December 31, 2017
Computer equipment	$5,075	$7,482
Software	1,788	1,982
Capitalized internal-use software costs	5,074	8,631
Furniture and fixtures	4,784	5,234
Buildings	11,251	11,251
Leasehold improvements	1,283	1,324
Construction in progress	749	587

Total cost	30,004	36,491
Less accumulated depreciation	(7,359)	(14,034)

Property and equipment, net	$22,645	$22,457

Depreciation expense for property and equipment totaled $4.3 million and $6.7 million for the years ended December 31, 2016 and 2017, respectively.

In September 2013 and October 2015, the Company entered into lease agreements for its corporate headquarters in Farmington, Utah. Upon executing the lease agreements, the Company commenced the build out of the shell of its corporate headquarters. These construction activities involved modifications to certain structural elements of the buildings and other elements specific to its needs and operating requirements. This direct involvement rendered the Company the owner of the facilities for accounting purposes. Accordingly, upon commencement of construction activities, the Company recorded the fair value of the facility within property and equipment, net with a corresponding liability recorded to facility financing obligation. During the year ended December 31, 2016, the Company incurred building improvements of $2.2 million and increased the facility financing obligation by $2.2 million for lessor-afforded incentives and interest. Upon completion of the construction activities, the Company determined that it did not meet the criteria for sale-leaseback accounting due to collateral required by the lessor that constitutes a prohibited form of continuing involvement by the Company and accordingly, the building and improvement assets will be depreciated on a straight-line basis over their useful lives.

In September 2017, the Company committed to a plan to expand operations in Utah and, as a result, consolidate certain offices of subsidiaries of the Company. In connection with the plan, the Company expects to dispose of certain furniture, leasehold improvements, and computer equipment at the respective office cease-use dates, which started to occur in November 2017 and are expected through July 2018. Accordingly, the useful lives of assets with a net book value of $1.8 million were shortened. The revised useful lives resulted in an increase of $0.9 million in depreciation expense during the year ended December 31, 2017. The change in useful lives is expected to increase depreciation by $0.4 million during the year ended December 31, 2018.

Accrued expenses

Accrued expenses consisted of the following (in thousands):

	December 31, 2016	December 31, 2017
Accrued compensation	$755	$18,568
Accrued income and other taxes payable	2,220	3,492
Accrued other current liabilities	4,034	4,454

Accrued expenses	$7,009	$26,514

4. Acquisition

A Train Simple Company

On July 19, 2016, the Company completed its purchase of substantially all assets of A Train Simple Company (“Train Simple”) for total cash consideration of $0.7 million, which was accounted for as a business combination. Train Simple was a provider of video tutorials for professional developers and designers related to Adobe software and products and had a library of over 170 courses. These courses were merged into the Company’s existing course library on its platform. Of the consideration transferred, $0.2 million was recorded as the acquired content library. The excess of the purchase consideration over the fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. The goodwill is attributable to Train Simple’s assembled workforce and synergies acquired, and is deductible for income tax purposes.

5. Intangible Assets

Intangible assets as of December 31, 2016, are summarized as follows (dollars in thousands):

	Weighted Average Remaining Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Content library:
Acquired content library	2.4	$32,835	$17,636	$15,199
Course creation costs	3.8	8,399	4,005	4,394

Total		$41,234	$21,641	$19,593

Intangible assets:
Technology	4.5	$4,500	$1,374	$3,126
Trademarks	4.8	1,162	471	691
Noncompetition agreements	0.8	390	299	91
Customer relationships	0.8	2,750	2,331	419
Database	—	40	40	—
Domain names	Indefinite	45	—	45

Total		$8,887	$4,515	$4,372

Intangible assets as of December 31, 2017, are summarized as follows (dollars in thousands):

	Weighted Average Remaining Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Content library:
Content library	0.8	$32,835	$24,643	$8,192
Course creation costs	3.5	10,640	5,391	5,249

Total		$43,475	$30,034	$13,441

Intangible assets:
Technology	3.6	$4,500	$2,080	$2,420
Trademarks	0.5	1,162	773	389
Noncompetition agreements	—	390	390	—
Customer relationships	—	2,750	2,750	—
Database	—	40	40	—
Domain names	Indefinite	45	—	45

Total		$8,887	$6,033	$2,854

Intangible assets are amortized using the straight-line method over the estimated useful lives. Amortization expense was $9.4 million and $10.0 million for the years ended December 31, 2016 and 2017, respectively.

In December 2017, the Company committed to a plan to retire the website of an acquired subsidiary in order to provide a more unified user experience on the Pluralsight platform. As a result, the Company expects to cease use of certain content library and trademark assets on the retirement date, which is expected to occur in June 2018. Accordingly, the estimated useful lives of intangible assets with a net book value of $4.2 million as of December 31, 2017 were adjusted. The revised useful lives resulted in an increase of $0.6 million in amortization expense during the year ended December 31, 2017. The change in useful lives is expected to increase amortization by $1.7 million during the year ended December 31, 2018.

Based on the recorded intangible assets at December 31, 2017, estimated amortization expense is expected to be as follows (in thousands):

Years Ending December 31:	Amortization Expense
2018	$10,366
2019	2,770
2020	1,740
2021	1,140
2022	234

Total	$16,250

6. Credit Facilities

Silicon Valley Bank Credit Agreement

On November 17, 2014, Pluralsight, LLC and PL Studios, LLC entered into the amended and restated credit agreement (the “Second Amended and Restated Credit Agreement”) with a lending syndicate, which was led by Silicon Valley Bank. The agreement provided for a total term loan of $100.0 million and a revolving line of credit of up to $10.0 million, which was used to finance the acquisitions of Code School LLC and Smarterer, Inc. (“Smarterer”).

Under the terms of the Second Amended and Restated Credit Agreement, Pluralsight, LLC and PL Studios, LLC were required to maintain compliance with certain negative and affirmative covenants, including financial covenants and covenants relating to the incurrence of other indebtedness, the occurrence of a material adverse change, the maintenance of depository accounts, the disposition of assets, mergers, acquisitions, investments, the granting of liens, and the payment of dividends. On March 1, 2017, the Company entered into a waiver and amendment to the Second Amended and Restated Credit Agreement with its lenders, which provided a waiver on certain events of default that occurred in fiscal quarter ended September 30, 2016, for failure to comply with the consolidated total leverage ratio covenant. The Second Amended and Restated Credit Agreement was secured with a lien against substantially all of the assets of the Company.

The outstanding borrowings under the Second Amended and Restated Credit Agreement of $82.5 million were repaid in full in June 2017. The repayment of the borrowings was deemed an extinguishment of the debt. The difference between the amounts paid to extinguish the debt and the net carrying amount on the date of extinguishment was recorded as a loss on extinguishment of $1.9 million in the consolidated statement of operations for the year ended December 31, 2017.

Guggenheim Credit Agreement

In June 2017, the Company entered into a new long-term debt facility with Guggenheim Corporate Funding, LLC pursuant to a credit agreement (the “Guggenheim Credit Agreement”), consisting of a term loan facility of $115.0 million and a revolving credit facility of $5.0 million from Guggenheim Corporate Funding, LLC. Upon signing the Guggenheim Credit Agreement, the Company borrowed the $115.0 million term loan capacity available and used the majority of the proceeds to repay the full outstanding borrowings of $82.5 million under the Second Amended and Restated Credit Agreement with Silicon Valley Bank.

Under the terms of the Guggenheim Credit Agreement, the Company must maintain compliance with certain negative and affirmative covenants, including financial covenants and covenants relating to the incurrence of other indebtedness, the occurrence of a material adverse change, the disposition of assets, mergers, acquisitions and investments, the granting of liens, and the payment of dividends. In addition, on a quarterly basis prior to September 30, 2019, the Company must maintain a maximum ratio of indebtedness to total recurring revenue for the most recent trailing twelve-month period ranging from 0.55 to 1 to 0.65 to 1. From September 30, 2019, to the maturity date of the Guggenheim Credit Agreement on June 12, 2023, the Company is required to maintain a maximum ratio of indebtedness to consolidated adjusted EBITDA for the most recent trailing twelve-month period ranging from 6.00 to 1 to 3.75 to 1. The Company is also required to maintain $10.0 million in liquidity, including amounts available under revolving loan commitments as of the last day of any calendar month. In addition, the Guggenheim Credit Agreement is secured with a lien against substantially all of the assets of the Company.

The Company has elected to incur borrowings under the credit agreement at an adjusted LIBOR rate plus 8.50%. Adjusted LIBOR is defined as greater LIBOR rate in effect for each interest period divided by 1 minus the Statutory Reserves (if any) for such Eurodollar Borrowing for such Interest Period, and with respect to the Term Loan only, a minimum LIBOR floor of 1.00%. Under these borrowings, the Company can elect to pay 2.50% of the interest due on each interest payment date in-kind rather than in cash. The paid-in-kind interest will be added to the unpaid principal amount of the borrowings and continue to accrue interest. The borrowings are subject to certain prepayment premiums wherein if the principal borrowings are repaid at any date prior to the third anniversary of the effective date of the credit agreement a prepayment premium is owed to the lender. The prepayment premium is 3.00%, 2.00%, or 1.00% if repaid within the first year, second year, or third year of the credit agreement, respectively, provided that the prepayment premium will be reduced by 50% if repayment occurs in connection with an IPO or upon a change of control on or after the first anniversary of the Guggenheim Credit Agreement.

The interest rate on the term loan at December 31, 2017 was 10.20%. The Company is required to pay an unused revolving loan fee of 0.50% per annum. As of December 31, 2017, the Company had no outstanding revolving loans. The principal borrowings under the term loan facility are due in full on the maturity date of June 12, 2023. The maturity date of the revolving loan is June 12, 2022.

The Company’s debt consisted of the following (in thousands):

	December 31, 2016	December 31, 2017
Principal borrowings outstanding	$85,000	$116,620
Less: debt issuance costs, net of amortization	(931)	(583)

Net carrying amount	$84,069	$116,037

Related Party Notes Payable

In connection with the acquisition of Smarterer on November 17, 2014, Pluralsight, LLC issued notes payable of $25.0 million to Smarterer equity holders, who as a result of the acquisition became employees of the Company. The notes accrued interest at 5.00% per annum computed on the basis of a 365-day year for actual days elapsed. During the year ended December 31, 2016, the Company incurred interest of $0.1 million in connection with the notes.

Of the total notes payable of $25.0 million, $5.6 million was contingent upon the continued service of certain of the Company’s employees. This contingent consideration in which payments are automatically forfeited if employment terminates were for post-combination services. As a result, the amount contingent upon continued service was recorded as compensation over the service period, which was $0.4 million during the year ended December 31, 2016. These notes were repaid in full during 2016. The portion of the related party notes payable that relates to post-combination services is reflected within operating activities within the consolidated statements of cash flows.

7. Membership Units

The Company has authorized multiple series of redeemable convertible preferred units (collectively, the “Preferred Units”), in addition to common units.

Preferred Units

The number of authorized and outstanding Preferred Units was as follows:

	December 31, 2016		December 31, 2017
	Authorized Units	Outstanding Units	Authorized Units	Outstanding Units
Series A	27,500,000	27,500,000	27,500,000	27,500,000
Series B	17,716,286	17,716,286	17,716,286	17,716,286
Series C	7,961,781	3,231,594	3,231,594	3,231,594

Total	53,178,067	48,447,880	48,447,880	48,447,880

The net carrying value of Preferred Units consisted of the following (in thousands):

	December 31, 2016	December 31, 2017
Series A	$172,425	$236,225
Series B	139,194	139,194
Series C	30,347	30,347

Total	$341,966	$405,766

During the year ended December 31, 2016, the Company entered into unit purchase agreements to issue in aggregate 3,231,594 Series C redeemable convertible preferred units in exchange for $30.4 million in cash. In conjunction with the issuance of the Series C redeemable convertible preferred units, the Company recorded $0.1 million of offering costs, which has been recorded as a reduction to proceeds from the Preferred Units.

The liquidation preference (in thousands), original issue price per unit, and conversion rates of the Preferred Units, in order of liquidation preference, as of December 31, 2016 and 2017, was:

	Liquidation Preference	Original Issue Price	Conversion Ratio
Series A	$27,500	$1.00	1:1
Series B	139,250	7.86	1:1
Series C	30,442	9.42	1:1

Total liquidation preference	$197,192

The significant rights, privileges, and preferences of the Preferred Units are as follows:

Liquidation

In the event of a voluntary or involuntary liquidation, proceeds or any other assets of the Company will be distributed as follows:

(a)	First, to preferred unitholders, until the aggregate distributions equals the aggregate amount contributed with respect to the Preferred Units.

(b)

Next, to Series A redeemable convertible preferred unitholders, common unitholders, and the holders of vested incentive units, pro rata in accordance with the number of units held assuming all Preferred Units are converted to common units until aggregate distributions to the Series A redeemable convertible preferred unit holders equals 2.5 times the aggregate amount contributed with respect to the Series A redeemable convertible preferred units.

(c)	Finally, to holders of common units and holders of vested incentive units, pro rata in accordance with the number of units held.

All distributions for vested incentive units with an associated “catch-up” amount are made solely to the holders of such vested incentive units (in proportion to the respective unpaid catch-up amounts associated with the vested incentive units) until an amount equal to the total unpaid catch-up amounts on all vested incentive units has been distributed, and thereafter, all distributions shall be made according to the distribution schedule above.

Both preferred unitholders and common unitholders are entitled to ordinary and tax distributions on a pro rata basis determined as if the unitholders all hold the same class of units.

Conversion

Under the provisions of the Company’s operating agreement (as amended from time to time, the “Operating Agreement”), each Preferred Unit is convertible, at the option of the holder at any time and without any additional consideration, into common units as determined by dividing the preferred unit original issuance price by the preferred unit conversion price. The Series A, Series B, and Series C redeemable convertible preferred unit conversion price is initially equal to $1.00, $7.86, and $9.42 per preferred unit, respectively.

All Preferred Units will automatically be converted, on a one-for-one basis, into common units of the Company if the Company consummates an IPO with net proceeds of at least $50.0 million and a per share price not less than five times the Series A redeemable convertible preferred unit purchase price.

Redemption

Any time after the five-year anniversary of the date of issuance of the Series A redeemable convertible preferred units, which were issued on December 20, 2012, the Series A redeemable convertible preferred unit holders may request that the Company redeem their preferred units at a price equal to the greater of: (a) the original issuance price of the preferred units; or (b) the aggregate fair value of the Series A redeemable convertible preferred units. Accordingly, the Series A redeemable convertible preferred units have been accreted to the estimated fair value of $172.4 million and $236.2 million as of December 31, 2016 and 2017, respectively. In the event that the Series A redeemable convertible unit holders should choose to exercise their right of redemption, they are required to provide notice to the Company. The Company would then be required to redeem the Series A redeemable convertible preferred units no later than 180 days following the date of delivery of the redemption notice. As redemption of Preferred Units is outside the control of the Company, all Series A redeemable convertible preferred units have been presented outside of members’ deficit in the Company’s consolidated balance sheets. In November 2017, the holders of Series A redeemable convertible preferred units executed a waiver, pursuant to which the holders have waived the ability to exercise their redemption rights prior to June 30, 2019.

The holders of Series B and Series C redeemable convertible preferred units have no voluntary rights to redeem units. A liquidation or winding up of the Company, a greater than 50% change in control, or a sale of substantially all of the Company’s assets would constitute a redemption event. Although the redeemable convertible preferred units are not mandatorily or currently redeemable, these events would constitute a redemption event outside of the Company’s control. Accordingly, these units are considered contingently redeemable and have been presented outside of members’ deficit in the Company’s consolidated balance sheets.

Voting

The holders of the Preferred Units are entitled to the number of votes equal to the number of shares of Class A common units into which the Preferred Units could be converted.

Protective Provisions

The holders of Preferred Units have protective provisions that require written approval in order for the Company to take certain actions including the following: (i) issuing equity securities with rights or preferences senior to the rights or preferences of the Preferred Units; (ii) issue or authorize any incentive units other than issuance pursuant to a board-approved plan; (iii) redeem or repurchase units; (iv) incur indebtedness greater than $0.5 million; (v) effect a sale or liquidation of the Company; (vi) sell, lease, license, or otherwise dispose of any assets involving aggregate payments greater than $0.5 million; (vii) take any action that would alter or amend the preferences or rights of the Preferred Units; (viii) amend the Operating Agreement; (ix) alter the size of the board of managers; (x) any agreement by the Company regarding an acquisition or asset transfer in excess of $0.5 million; (xi) declare or pay any distributions; or (xii) take any action that would cause the Company to no longer be taxed as a partnership for federal income tax purposes.

Common Units

The number of authorized and outstanding common units as of December 31, 2016 and 2017 was:

	December 31, 2016		December 31, 2017
	Authorized Units	Outstanding Units	Authorized Units	Outstanding Units
Class A common units	100,606,988	47,782,272	112,556,982	35,446,574
Class B common units	—	—	15,961,071	12,961,071

Total	100,606,988	47,782,272	128,518,053	48,407,645

During the year ended December 31, 2016, the Company entered into unit purchase agreements to issue an aggregate of 353,351 Class A common units in exchange for $2.0 million. In conjunction with the issuance of the Class A common units, the Company recorded $14,000 of offering costs, which has been recorded as a reduction to proceeds from the sale of common units.

During the year ended December 31, 2017, the Company entered into unit purchase agreements to issue an aggregate of 625,373 Class A common units for an aggregate purchase price of $4.4 million.

During the year ended December 31, 2017, an investor of the Company purchased 6,731,791 Class A common units from a co-founder and former employee of the Company at a price of $8.25 per unit for an aggregate purchase price of $55.5 million. At the close of the transaction, the Company recorded $9.9 million in equity-based compensation expense, included in general and administrative expenses, related to the excess of the selling price per unit paid to the former employee over the then fair value of the purchased units.

Class B Common Units Conversion

On June 9, 2017, the Company amended the Operating Agreement to create two separate classes of common units, Class A and Class B common units. Upon creation of Class B common units, 12,961,071 common units beneficially owned by the Company’s co-founder and Chief Executive Officer were converted into Class B common units. The difference in fair value between the Class A common units and Class B common units of $2.1 million on the date of the conversion was recorded as compensation expense, included in general and administrative expenses, during the year ended December 31, 2017. The difference in fair value was calculated by applying an incremental discount in the OPM scenario to reflect the differences in rights and restrictions between Class A and Class B common units.

The rights and privileges of Class A and Class B common units are identical with the exception of voting rights and conversion. Class B common units are entitled to 10 votes per unit, whereas Class A common units are entitled to one vote per unit. In addition, Class B common units have certain protective provisions that prevent the Company from issuing or authorizing additional Class B common units or other equity securities having voting rights in excess of one vote per unit. Class B common units may be converted into Class A common units at any time at the option of the holder on a one-for-one basis, and are automatically converted into Class A common units upon sale or transfer, subject to certain limited exceptions. Shares of Class A common units are not convertible.

8. Equity-Based Compensation

Incentive Units

Certain employees and directors were granted incentive units in the Company. The number of authorized and outstanding incentive units as of December 31, 2016 and 2017 was:

	December 31, 2016		December 31, 2017
	Authorized Units	Outstanding Units	Authorized Units	Outstanding Units
Incentive units	16,688,640	13,999,684	16,229,445	15,791,871
Class A incentive units	—	—	3,000,000	—
Class B incentive units	—	—	3,000,000	3,000,000

Total	16,688,640	13,999,684	22,229,445	18,791,871

The board of managers determines the terms of each grant. Incentive units granted to employees are generally subject to a four-year vesting period, whereby incentive units become 25% vested on the first anniversary from the beginning of the requisite service period and then ratably vest on a quarterly basis thereafter through the end of the vesting period.

Incentive units and Class A incentive units are non-voting membership units in the LLC. Class B incentive units are voting membership units in the LLC entitled to 10 votes per unit regardless of vesting. Incentive units are intended to be treated as profits interests in the LLC and provide holders with the right to participate in the future profits and appreciation of the assets of the LLC provided the Company’s value exceeds a certain threshold price per unit. Certain incentive units also contain certain catch-up provisions whereby the holder of the incentive units is entitled to a preferential distribution of the catch-up amount if the Company has a liquidation event, defined as a sale or liquidation of the Company above a specified threshold. Distributions allocated to unvested incentive units will be held by the Company and distributed to the holders upon vesting. In the event the board of managers elects to convert the Company into a corporation, incentive units will convert into common units immediately prior to such conversion. In the event such conversion occurs, each incentive unit will convert into a number of common units calculated after taking into account the threshold price and catch-up price per unit of the respective incentive unit. In addition, Class B incentive units have the right, at the holder’s option, to convert into an equal number of Class A incentive units. Class A incentive units are authorized solely for the conversion of Class B incentive units if the conversion option is exercised.

The following table summarizes the incentive unit activity for the years ended December 31, 2016 and 2017:

	Number of Units	Weighted- Average Threshold Price	Weighted Average Catch-up Price	Aggregate Intrinsic Value(1) (in thousands)
Incentive units:
Incentive units outstanding at January 1, 2016	10,557,437	$4.34	$2.43
Incentive units granted	4,338,813	9.42	4.06
Incentive units redeemed	(353,357)	1.00	—
Incentive units forfeited or cancelled	(543,209)	7.43	4.42

Incentive units outstanding at December 31, 2016	13,999,684	5.88	2.92	$41,978

Incentive units granted	2,462,220	9.42	3.03
Incentive units redeemed	(582,804)	3.54	1.78
Incentive units forfeited or cancelled	(87,229)	7.97	4.75

Incentive units outstanding at December 31, 2017	15,791,871	$6.50	$2.97	$77,014

Incentive units vested—December 31, 2016	8,322,892	$4.02	$2.39	$35,767

Incentive units vested—December 31, 2017	10,181,221	$4.98	$2.65	$61,868

Class B incentive units:
Class B incentive units outstanding at December 31, 2016	—	$—	$—
Class B incentive units granted	3,000,000	9.42	2.64

Class B incentive units outstanding at December 31, 2017	3,000,000	$9.42	$2.64	$5,220

Class B incentive units vested—December 31, 2017	—	$—	$—	$—

(1)	Aggregate intrinsic value is calculated as the difference between the fair value of the common unit on December 31, 2016 and 2017, respectively, and the threshold price less the catch-up price.

During the year ended December 31, 2016, the Company paid $2.0 million to redeem 353,357 outstanding incentive units. All redeemed units were held by current and former employees. The purchase price was in excess of the fair value of the incentive units on the redemption date, which resulted in compensation expense equal to the premium of $0.1 million.

During the year ended December 31, 2017, the Company paid $4.1 million to redeem 582,804 outstanding incentive units. All redeemed units were held by current employees. The purchase price was in excess of the fair value of the incentive units on the redemption date, which resulted in compensation expense equal to the premium of $0.4 million.

The number of incentive units outstanding and vested, including Class B incentive units, at the respective threshold price and catch-up price per unit is as follows:

	As of December 31, 2016
	Incentive Units Outstanding		Incentive Units Vested
Threshold Price	Number of Units	Weighted Average Catch-up Price	Number of Units	Weighted Average Catch-up Price
$1.00	4,767,964	$—	4,485,686	$—
1.20	270,593	—	253,680	—
7.86	4,651,441	5.03	3,259,758	5.67
9.42	4,309,686	4.06	323,768	4.47

	13,999,684	$2.92	8,322,892	$2.39

	As of December 31, 2017
	Incentive Units Outstanding		Incentive Units Vested
Threshold Price	Number of Units	Weighted Average Catch-up Price	Number of Units	Weighted Average Catch-up Price
$1.00	4,400,988	$—	4,400,988	$—
1.20	270,593	—	270,593	—
7.86	4,354,669	5.04	3,796,845	5.29
9.42	9,765,621	3.36	1,712,795	4.06

	18,791,871	$2.92	10,181,221	$2.65

The number and weighted-average grant date fair value for unvested incentive units granted and outstanding are as follows:

	Incentive Units	Weighted- Average Grant Date Fair Value
Incentive units:
Unvested units outstanding at January 1, 2016	4,649,737	$2.16
Granted	4,338,813	3.66
Vested	(2,768,549)	1.93
Forfeited or cancelled	(543,209)	3.03

Unvested units outstanding at December 31, 2016	5,676,792	3.34

Granted	2,462,220	4.07
Vested	(2,441,133)	3.11
Forfeited or cancelled	(87,229)	3.23

Unvested units outstanding at December 31 , 2017	5,610,650	$3.76

Class B incentive units:
Unvested units outstanding at December 31, 2016	—	$—
Granted	3,000,000	6.05

Unvested units outstanding at December 31, 2017	3,000,000	$6.05

The range of assumptions used in estimating the grant date fair value of these units under the OPM method are as follows:

	Year Ended December 31,
	2016	2017

Dividend yield	None	None
Volatility	55.00%—60.00%	55.00%
Risk-free interest rate	0.60%—1.20%	1.20%—1.80%
Expected term (years)	1.8—2.0	1.3—1.8

The total fair value of incentive units vested during the years ended December 31, 2016 and 2017 was $13.1 million, and $14.0 million, respectively.

As of December 31, 2016 and 2017, unrecognized compensation cost related to the unvested incentive units, including Class B incentive units, was $17.0 million and $35.1 million, respectively. The unrecognized compensation cost will be recognized over a weighted-average period of 2.9 and 3.0 years, respectively.

2017 Equity Incentive Plan

On June 1, 2017, the Company’s board of managers adopted the 2017 Equity Incentive Plan. The 2017 Equity Incentive Plan reserves 8,322,900 Class A common units for issuance under the plan in the form of options or RSUs. In addition, the Company authorized 3,000,000 Class A RSUs and 3,000,000 Class B RSUs.

RSUs and Class A RSUs represent the right to receive units of the Company’s Class A common units at a specified future date. RSUs are non-voting units, while Class A RSUs are entitled to one vote per unit. All RSUs are generally subject to both a time-based vesting requirement and a liquidity condition. The service condition is generally satisfied over four years, whereby 25% of the share units vest on the first anniversary of the grant date and then ratably vest on a quarterly basis thereafter through the end of the vesting period. The liquidity condition is satisfied upon the occurrence of a qualifying event, which is defined as a change of control transaction or upon expiration of a lock-up period pursuant to a qualifying IPO. As the RSUs vest upon the occurrence of a qualifying liquidity event, the Company has not recorded equity-based compensation expense related to RSUs as of December 31, 2017. For accounting purposes, the satisfaction of the liquidity condition becomes probable upon completion of the Company’s IPO, at which point the Company will record a cumulative adjustment to equity-based compensation expense using the straight-line attribution method. The remaining unrecognized equity-based compensation expense related to RSUs will be recognized over the remaining requisite service period. The equity-based compensation will be measured using the grant date fair value of the RSUs.

Class B RSUs represent the right to receive units of the Company’s Class B common units at a specified future date. In addition, Class B RSUs are entitled to 10 votes per unit regardless of vesting, and can be converted into an equivalent number of Class A RSUs at the option of the holder. Class A RSUs were reserved solely for potential Class B RSU conversion. As such, no Class A RSUs have been granted. Class B RSUs are also subject to the same time and liquidity-based vesting conditions as RSUs. As the liquidity event has not yet occurred, the Company has not recorded equity-based compensation expense related to RSUs.

The activity for RSUs for the year ended December 31, 2017 is as follows:

	Restricted Share Units Outstanding
	Number of Restricted Share Units	Weighted-Average Grant Date Fair Value Per Common Unit Underlying the RSUs
Restricted share units:
Balance at December 31, 2016	—	$—
Granted	2,413,300	7.04
Forfeited or cancelled	234,850	6.80

Balance at December 31, 2017	2,178,450	$7.06

Class B restricted share units:
Balance at December 31, 2016	—	$—
Granted	3,000,000	8.24

Balance at December 31, 2017	3,000,000	$8.24

As of December 31, 2017, unrecognized compensation cost related to the RSUs, including Class B RSUs, was $40.1 million. As the vesting of RSUs is contingent upon satisfying a liquidity condition, the timing of when this expense will be recognized is not known.

Equity Appreciation Rights

In April 2015, one of the Company’s subsidiaries granted 42,735 non-transferable equity appreciation rights (“EARs”) at a weighted-average threshold amount of $4.68 per EAR. The EARs are subject to a four-year vesting period, whereby they become 25% vested on the first anniversary of the grant date and then ratably vest on a quarterly basis thereafter, provided that the employee remains in continuous service with the Company through each such vesting date. The EARs are also subject to a liquidity condition whereby the awards vest upon the earlier of a sale of the Company or an IPO. In the event that the employee’s continuous service terminates for any reason prior to the liquidity condition being met, all EARs shall be forfeited, without payment of consideration. In the event of a sale or IPO of the Company, vested EARs will be settled in cash provided that the employee is in continuous service with the Company through the settlement date of any such transaction. The EARs payment amount will be equal to the unit value of one share of common unit of the Company minus the base amount of the EAR. All unvested EARs as of the settlement date shall be forfeited. As of December 31, 2017, no equity-based compensation expense had been recognized on the EARs because a qualifying event as described above had not taken place and was not probable. The Company will record compensation expense for the portion of the awards that will vest, upon completion of its IPO.

Equity-based compensation expense

Equity-based compensation expense was classified as follows in the accompanying consolidated statements of operations (in thousands):

	Year Ended December 31,
	2016	2017

Cost of revenue	$20	$20
Sales and marketing	1,462	2,624
Technology and content	2,050	1,966
General and administrative	2,206	17,171

Total equity-based compensation	$5,738	$21,781

9. Commitments and Contingencies

Letters of Credit

As of December 31, 2016 and 2017, the Company had a total of $0.2 million in letters of credit outstanding with a financial institution. These outstanding letters of credit were issued for purposes of securing the Company’s obligations under facility leases. As of December 31, 2016, the outstanding letters of credit were collateralized by the Company’s line of credit. Upon termination of the then-existing line of credit in June 2017 (see Note 6—Credit Facilities), the letters of credit were collateralized by $0.2 million of the Company’s cash, which is reflected in restricted cash on the consolidated balance sheet as of December 31, 2017.

Lease Commitments

The Company is committed under certain operating leases with third parties for office space. These leases expire at various times through 2022. The Company recognizes rent expense on a straight-line basis over the lease period. Payments made under the Company’s lease for its corporate headquarters in Farmington, Utah are not recorded as rent expense in the consolidated statements of operations and comprehensive loss. These payments are effectively recorded as repayments of the financing obligation and interest expense in the consolidated statements of operations and comprehensive loss as the Company did not qualify for sale-leaseback accounting upon completion of the facilities build out and is considered to be the owner of the buildings for accounting purposes.

At December 31, 2017, future minimum lease payments, including lease payments for the Company’s facilities in Farmington, Utah, were as follows (in thousands):

Years Ending December 31:
2018	$4,481
2019	3,411
2020	1,368
2021	389
2022	197

Total future minimum lease payments	$9,846

Rent expense under operating leases for the years ended December 31, 2016 and 2017 was $1.5 million and $2.0 million, respectively.

Legal Proceedings

The Company is involved in legal proceedings, including challenges to trademarks, from time to time arising in the normal course of business. Management believes that the outcome of these proceedings will not have a material impact on the Company’s financial position, results of operations, or liquidity.

Warranties and Indemnification

The performance of the Company’s cloud-based technology learning platform is typically warranted to perform in a manner consistent with general industry standards that are reasonably applicable. The Company’s contractual arrangements generally include certain provisions for indemnifying customers against liabilities if its products or services infringe a third-party’s intellectual property rights. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any material liabilities related to such obligations in the accompanying consolidated financial statements.

The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines, and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by the Company, arising out of that person’s services as the Company’s director or officer or that person’s services provided to any other company or enterprise at the Company’s request. The Company maintains director and officer insurance coverage that would generally enable the Company to recover a portion of any future amounts paid. The Company may also be subject to indemnification obligations by law with respect to the actions of its employees under certain circumstances and in certain jurisdictions.

10. Income Taxes

Tax Reform Legislation

On December 22, 2017, the Tax Act was enacted in the United States resulting in a reduction of the corporate income tax rate to 21%. In addition, the Tax Act limits the deductibility of interest expense, implements a modified territorial tax system and imposes a Toll Charge.

The Company has included the impact of the Tax Act in its year-end income tax provision in accordance with its understanding of the Tax Act and guidance available as of the date of this filing. The recorded effects of the Tax Act, include the remeasurement of deferred tax assets and liabilities to reflect the lower corporate income tax rate and a provisional estimate of the Toll Charge. The Company expects to finalize the accounting for the Toll Charge within a period, not to exceed one year from the enactment date of the Tax Act once it has had sufficient time to analyze previously untaxed foreign profits. No additional tax expense or benefit related to the Tax Act was recorded since the effects were fully offset by changes to the Company’s valuation allowance. Because the Company has recorded a full valuation allowance in the United States, changes to the reported impact of the Tax Act based on additional guidance or further analysis are not expected to materially affect the effective tax rate in future periods.

As a result of the Toll Charge, all previously unremitted earnings have now been subject to federal tax in the United States; however, the Company plans to, and has the ability to, indefinitely reinvest such earnings in their respective foreign jurisdictions; therefore, no additional tax liability such as state or withholding tax has been provided for on such earnings. Cumulative undistributed foreign earnings were $0.4 million and $1.3 million as of December 31, 2016 and 2017, respectively.

The Company continues to analyze the effects of new taxes due on certain foreign income, such as GILTI (global intangible low-taxed income), BEAT (base-erosion anti-abuse tax), FDII (foreign-derived intangible income) and limitations on interest expense deductions (if certain conditions apply) that are effective starting January 1, 2018, and other provisions of the Tax Act. The Company delays finalizing its GILTI policy election under SAB 118 until it has the necessary information available to analyze and make an informed policy decision.

Loss before income taxes was as follows (in thousands):

	Year Ended December 31,
	2016	2017
Domestic	$(20,466)	$(96,814)
Foreign	348	602

Total	$(20,118)	$(96,212)

Provision for income taxes consisted of the following components (in thousands):

	Year Ended, December 31,
	2016	2017
Current:
State	$15	$10
Foreign	479	397

Total current tax expense	$494	$407

Deferred:
State	$—	$—
Foreign	—	(83)

Total deferred tax benefit	$—	$(83)

Provision for income taxes	$494	$324

The following reconciles the differences between the federal statutory income tax rate to the Company’s effective tax rate:

	Year Ended December 31,
	2016	2017
Statutory federal tax rate	34.0%	34.0%
Rate benefit from flow-through entity	(33.6)	(33.8)
Effect of income tax rate change	—	(1.8)
Change in valuation allowance	(3.3)	1.4
Foreign taxes	(2.4)	(0.3)
Effect of excess tax benefits relating to equity-based compensation	2.5	—
Research and development credit	0.4	—
State tax, net of federal tax effect	(0.1)	—
Other	—	0.2

Effective tax rate	(2.5)%	(0.3)%

Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities were as follows (in thousands):

	December 31, 2016	December 31, 2017
Deferred tax assets:
Net operating loss carryforwards	$5,026	$3,189
Partnership outside basis difference	191	164
Research and development credits	148	151
Other	11	84
Less valuation allowance	(4,493)	(3,044)

Total deferred tax assets	883	544

Deferred tax liabilities:
Content library and intangible assets	(883)	(461)

Total deferred tax liabilities	(883)	(461)

Net deferred tax assets	$—	$83

The Company evaluated its ability to realize its net deferred tax assets considering all available positive and negative evidence including past results of operation, forecasted earnings, tax planning strategies, and all sources of future taxable income. A full valuation allowance was maintained on its domestic deferred tax assets as of December 31, 2016 and 2017, primarily due to historical losses. The valuation allowance increased by $0.2 million for the year ended December 31, 2016, as a result of increased deferred tax assets primarily related to an increase in NOLs. The valuation allowance decreased by $1.3 million for the year ended December 31, 2017, primarily due to the remeasurement of deferred tax assets and liabilities at a lower enacted corporate tax rate.

U.S. income taxes on the undistributed earnings of foreign controlled corporations have not been provided for since the Company plans to, and has the ability to, indefinitely reinvest such earnings in its respective jurisdictions. Cumulative undistributed foreign earnings were $0.4 million and $1.3 million as of December 31, 2016 and 2017, respectively.

As of December 31, 2016 and 2017, for tax return purposes, the Company had federal NOLs of $14.2 million and $14.2 million, and state NOLs of $5.6 million and $5.5 million, respectively. The federal and state NOLs begin to expire in 2030 if not utilized.

The NOL balances include amounts related to excess stock compensation. During 2016, the Company adopted ASU 2016-09, which requires a cumulative-effect adjustment to beginning accumulated deficit to recognize the tax benefit of previously unrecognized excess stock compensation. A cumulative-effect adjustment of $0.5 million was recorded by increasing the NOL deferred tax asset, which was offset by a corresponding increase in the valuation allowance.

The Company also had federal research and development tax credit carryforwards for tax return purposes of $0.2 million, which begin to expire in 2034 if not utilized.

Federal and state tax laws may impose substantial restrictions on the utilization of the net operating loss and credit carryforward attributes in the event of an ownership change as defined in Section 382 of the Code. Accordingly, the Company’s ability to utilize these carryforwards may be limited as a result of such ownership change. Such a limitation could result in the expiration of carryforwards before they are utilized.

Uncertain Tax Positions

The Company accounts for uncertainty in income taxes using a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination by the tax authority, including resolutions of any related appeals or litigation processes, based on technical merit. If a tax position meets the more-likely-than-not recognition threshold, it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position recognized is the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The following summarizes activity related to unrecognized tax benefits (in thousands):

	Year Ended December 31,
	2016	2017
Unrecognized benefit—beginning of the year	$57	$568
Gross increases—prior period positions	186	—
Gross increases—current period positions	325	285

Unrecognized benefit—end of period	$568	$853

Included in the balance of unrecognized tax benefits are $0.9 million of tax benefits that, if recognized, would affect the effective tax rate.

The Company’s policy is to record interest and penalties related to unrecognized tax benefits as a component of interest expense where applicable. As of December 31, 2016 and 2017, the Company had not accrued any interest related to unrecognized tax benefits. The reserves related to unrecognized tax benefits have been recorded as a reduction to the applicable deferred tax assets.

The Company believes it is reasonably possible that foreign tax positions related to $0.8 million in unrecognized tax benefits may be resolved within the coming year, which could result in a decrease of up to $0.8 million in unrecognized tax benefits in the coming year.

The Company files tax returns in the United States and in various foreign and state jurisdictions. Other than in one non-U.S. jurisdiction, the Company is not currently under audit by any taxing jurisdiction and with limited exception, the Company is no longer subject to income tax audits by federal, state, and foreign taxing authorities for years prior to 2011.

11. Employee Benefit Plan

The Company sponsors a qualified 401(k) defined contribution plan, available to all qualified employees. This plan allows employees to contribute a portion of their pretax salary up to the legally mandated limit based on their jurisdiction. The Company made matching contributions to the plan totaling $1.2 million and $2.3 million for the years ended December 31, 2016 and 2017, respectively.

12. Net Loss Per Unit

The following table presents the calculation of basic and diluted net loss per unit (in thousands, except per unit amounts):

	Year Ended December 31,
	2016		2017
	Class A	Class B	Class A	Class B
Numerator:
Net loss attributable to common units	$(26,937)	$—	$(135,997)	$(24,339)
Denominator:
Weighted-average common units outstanding—basic and diluted	47,480	—	40,677	7,280

Net loss per unit, basic and diluted	$(0.57)	$—	$(3.34)	$(3.34)

During the years ended December 31, 2016 and 2017, the Company incurred net losses and, therefore, the effect of the Company’s incentive units, RSUs, and redeemable convertible preferred units (as converted) were not included in the calculation of diluted loss per unit as the effect would be anti-dilutive. The following table contains unit totals with a potentially dilutive impact (in thousands):

	As of
	December 31,
	2016	2017
Conversion of redeemable convertible preferred units	48,448	48,448
Incentive units outstanding	14,000	15,792
Class B incentive units outstanding	—	3,000
Unvested restricted share units	—	2,178
Unvested Class B restricted share units	—	3,000
Equity appreciation rights	43	43

Total	62,491	72,461

Unaudited Pro Forma Net Loss per Unit

Subject to the satisfaction of certain conditions, upon the closing of the proposed IPO, all shares of redeemable convertible preferred units will automatically convert into 48,447,880 Class A common units. The unaudited pro forma net loss per unit, basic and diluted, for the year ended December 31, 2017 have been computed to give effect to the conversion of redeemable convertible preferred units (using the if-converted method) into Class A common units as of the beginning of the period. In addition, the numerator has been adjusted to reverse the accretion adjustments related to the Series A redeemable convertible preferred units, as the common units will not be redeemable. The allocation of net loss attributable to Class A and Class B common units has been adjusted to reflect the additional Class A common units outstanding upon assumed conversion.

The following table presents the calculation of pro forma basic and diluted net loss per unit (in thousands, except per unit amounts):

	Year Ended December 31, 2017
	Class A	Class B
Numerator:
Net loss attributable to common units	$(135,997)	$(24,339)
Pro forma adjustment related to accretion of Series A redeemable convertible preferred units	54,115	9,685
Pro forma adjustment to allocation of net loss attributable to common units for assumed conversion of redeemable convertible preferred units to Class A common units	(7,364)	7,364

Pro forma net loss attributable to common units	$(89,246)	$(7,290)
Denominator:
Weighted-average common units outstanding—basic and diluted	40,677	7,280
Pro forma adjustment for assumed conversion of redeemable convertible preferred units to Class A common units	48,448	—

Weighted-average common units used in computing basic and diluted pro forma net loss per unit	89,125	7,280

Pro forma net loss per unit, basic and diluted	$(1.00)	$(1.00)

13. Subsequent Events

The Company has evaluated subsequent events through March 9, 2018, the date the consolidated financial statements were available for issuance.

In January 2018, the Company entered into a new non-cancellable operating lease agreement to rent office space in Boston, Massachusetts for a period of 78 months. Total minimum lease payments under the lease agreement are $9.1 million, with lease payments ranging from $0.7 million to $1.6 million per year from 2018 to 2024. In connection with the lease agreement, the Company entered into a letter of credit with a financial institution for $0.5 million, which is collateralized by the Company’s cash and cash equivalents.

In February 2018, the Company entered into a first amendment to the Guggenheim Credit Agreement and increased its term loan facility and its borrowings thereunder by an additional $20.0 million. In connection with the amendment, the Company issued warrants to purchase 424,242 Class A common units at a per unit price exercise price of $8.25. The warrants are fully vested and exercisable, in whole or in part, prior to their expiration. The warrants will expire at the earlier of (i) February 5, 2023, (ii) the acquisition of the Company by another entity, or the sale, lease, or other disposition of all or substantially all of the assets of the Company and its subsidiaries, and (iii) six months after the effectiveness of a registration statement relating to the Company’s IPO.

“Pluralsight is the technology skills supply chain for digital transformation across all industries and companies.”
AARON SKONNARD

SOFTWARE DEVELOPMENT

IT OPS

CLOUD

7 days
9:00 AM
Angular

MOBILE

DATA

SECURITY

PLURALSIGHT

SOFTWARE DEVELOPMENT
IT OPS
CLOUD
MOBILE DATA SECURITY

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the exchange listing fee.

Amount to be Paid
SEC registration fee		$12,450
FINRA filing fee		15,500
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement that will be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act of 1933 or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

On December 15, 2017, Pluralsight, Inc. issued 1,000 shares of its Class A common stock to Pluralsight Holdings, LLC for $1.00. The issuance of such shares of Class A common stock was not registered under the Securities Act of 1933 because the shares were offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act of 1933.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

See the Exhibit Index immediately following the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering.

3.3	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering.

4.1*	Form of Class A common stock certificate of the Registrant.

4.2	Form of warrant to purchase Class A common units of Pluralsight Holdings issued to affiliates of Guggenheim Corporate Funding, LLC.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1+*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2*	Form of Tax Receivable Agreement.

10.3	Pluralsight, LLC 2013 Incentive Unit Plan.

10.4+	Pluralsight Holdings 2017 Equity Incentive Plan and related form agreements.

10.5+*	Pluralsight, Inc. 2018 Equity Incentive Plan and related form agreements.

10.6+*	Pluralsight, Inc. 2018 Employee Stock Purchase Plan and related form agreements.

10.7+	Executive Employment Agreement, between Pluralsight, LLC and Aaron Skonnard, dated as of August 16, 2017.

10.8+	Executive Employment Agreement, between Pluralsight, LLC and James Budge, dated as of September 15, 2017.

10.9+	Executive Employment Agreement, between Pluralsight, LLC and Nate Walkingshaw, dated as of September 15, 2017.

10.10+	Executive Employment Agreement, between Pluralsight, LLC and Joe DiBartolomeo, dated as of September 15, 2017.

10.11+	Offer Letter, between Pluralsight Holdings and Gary Crittenden, dated as of May 30, 2016.

10.12+	Offer Letter, between Pluralsight Holdings and Arne Duncan, dated as of May 27, 2016.

10.13+	Incentive Unit Offer Letter, between Pluralsight Holdings and Arne Duncan, dated as of December 13, 2016.

10.14+	Offer Letter, between Pluralsight Holdings and Tim Maudlin, dated as of April 15, 2016.

10.15+	Offer Letter, between Pluralsight Holdings and Brad Rencher, dated as of May 27, 2016.

10.16	Multi-Tenant Office Lease Agreement, between Pluralsight, LLC and Station Park Centercal, LLC, dated as of September 20, 2013.

10.17	First Amendment to the Multi-Tenant Office Lease Agreement, between Pluralsight, LLC and Station Park Centercal, LLC, dated as of October 13, 2015.

10.18	Commencement Date Memorandum, between Pluralsight, LLC and Station Park Centercal, LLC, dated as of August 17, 2017.

10.19	Sublease Consent Agreement, between Pluralsight, LLC, Sojo Station North, LLC, and Lucid Software Inc., dated as of September 27, 2017.

Exhibit Number	Description

10.20	Credit Agreement, between Pluralsight Holdings, Pluralsight, LLC, and Guggenheim Corporate Funding, LLC, dated as of June 12, 2017.

10.21+	Offer Letter, between Pluralsight Holdings and Scott Dorsey, dated as of September 6, 2017.

10.22+	Offer Letter, between Pluralsight Holdings and Karenann Terrell, dated as of October 24, 2017.

10.23+	2018 Executive Bonus Plan.

10.24*	Form of Exchange Agreement.

10.25	First Amendment to Credit Agreement, between Pluralsight Holdings, Pluralsight, LLC, and Guggenheim Corporate Funding, LLC, dated as of February 5, 2018.

10.26+*	Amended and Restated Restricted Share Unit Agreement, between the Registrant, Pluralsight Holdings, and Aaron Skonnard, dated as of , 2018.

21.1	List of subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as to Pluralsight, Inc.

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as to Pluralsight Holdings.

23.3*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Farmington, Utah, on the 16th day of April, 2018.

PLURALSIGHT, INC.

By:	/s/ Aaron Skonnard
Aaron Skonnard Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Aaron Skonnard and James Budge, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Aaron Skonnard Aaron Skonnard	Chief Executive Officer and Director (Principal Executive Officer)	April 16, 2018

/s/ James Budge James Budge	Chief Financial Officer (Principal Financial and Accounting Officer)	April 16, 2018

/s/ Gary Crittenden Gary Crittenden	Director	April 16, 2018

/s/ Scott Dorsey Scott Dorsey	Director	April 16, 2018

/s/ Arne Duncan Arne Duncan	Director	April 16, 2018

/s/ Ryan Hinkle Ryan Hinkle	Director	April 16, 2018

/s/ Timothy Maudlin Timothy Maudlin	Director	April 16, 2018

Signature	Title	Date

/s/ Frederick Onion Frederick Onion	Director	April 16, 2018

/s/ Brad Rencher Brad Rencher	Director	April 16, 2018

/s/ Karenann Terrell Karenann Terrell	Director	April 16, 2018